Filed pursuant to Rule 424(b)(3)
Registration No. 333-257720

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear stockholders of 1Life Healthcare, Inc. and stockholders of Iora Health, Inc.:

As previously announced, the board of directors of 1Life Healthcare, Inc., which we refer to as the 1Life Board, and the board of directors of Iora Health, Inc., which we refer to as the Iora Board, have approved an acquisition of Iora by 1Life. 1Life, Iora, SB Merger Sub, Inc., which we refer to as Merger Sub, and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora, entered into an Agreement and Plan of Merger, dated as of June 6, 2021, which we refer to as the merger agreement, pursuant to which Merger Sub will merge with and into Iora, with Iora continuing as a direct wholly owned subsidiary of 1Life, which we refer to as the merger.

At the effective time of the merger, which we refer to as the effective time, each share of common stock of Iora, $0.01 par value per share, which we refer to as the Iora common stock, and each share of preferred stock of Iora, $0.01 par value, which we refer to as the Iora preferred stock and collectively with the Iora common stock, the Iora capital stock, will be converted into the right to receive approximately 0.689 shares of common stock of 1Life, $0.001 par value per share, which we refer to as the 1Life common stock. The total number of shares of 1Life common stock to be issued or reserved for issuance is subject to adjustment for cash, working capital, unpaid indebtedness and unpaid transaction expenses. 1Life will assume outstanding and unexercised options to purchase shares of Iora common stock, which we refer to as the Iora options, and in connection with the merger, they will be converted into options to purchase shares of 1Life common stock at the same ratio. Each phantom stock award of Iora, which we refer to as the Iora phantom stock awards, that is outstanding and vested as of immediately prior to the effective time will be cancelled and automatically converted into the right to receive an amount in cash calculated based on the merger consideration value. Each Iora phantom stock award that is outstanding but unvested as of immediately prior to the effective time will be assumed and converted into the right to receive an amount in cash calculated based on the merger consideration value, which resulting cash award will generally remain subject to the same terms and conditions as applied prior to the effective time but will be paid to the holder on its time-based vesting schedule. Each warrant of Iora, which we collectively refer to as the Iora warrants, that is unexpired, unexercised and outstanding as of the effective time will be cancelled. At the effective time, 1Life’s stockholders will continue to own and hold their then existing shares of 1Life common stock.

1Life estimates that it may issue up to approximately 53.0 million shares of its common stock to Iora stockholders in the merger pursuant to the merger agreement (excluding shares of 1Life common stock to be reserved in connection with outstanding Iora options). Upon completion of the merger, we estimate that current 1Life stockholders will own approximately 72% of the combined company and former Iora stockholders will own approximately 28% of the combined company, assuming no further issuances of Iora capital stock or 1Life common stock (including pursuant to option exercises). 1Life common stock is traded on The Nasdaq Global Select Market, which we refer to as Nasdaq, under the symbol “ONEM”.

At the special meeting of 1Life stockholders to be held on August 27, 2021, which we refer to as the 1Life special meeting, 1Life stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of 1Life common stock to Iora stockholders, which is a condition to completion of the merger, which we refer to as the 1Life stock issuance proposal, and (ii) a proposal to approve adjournments of the 1Life special meeting, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes to approve the issuance of shares of 1Life common stock in the merger, which we refer to as the 1Life adjournment proposal.

As further described in this proxy statement/prospectus/consent solicitation statement, certain of the Iora stockholders who in the aggregate own approximately 72.9% of the shares of Iora capital stock outstanding on a fully diluted basis are parties to Joinder and Support Agreements, which we refer to as the Signing Support Agreements, with 1Life, Iora, and certain of the 1Life stockholders who in the aggregate own approximately 15% of the shares of 1Life common stock outstanding and are parties to voting agreements with Iora, whereby such stockholders have agreed to vote their shares in favor of the approval of, among other things, the merger agreement, the merger and the other transactions contemplated by the merger agreement, which we refer to as the contemplated transactions. Within two business days of the effectiveness of the registration statement, the Iora stockholders will be sent this proxy statement/prospectus/consent solicitation statement and other information and an action by written consent of the Iora stockholders, which we refer to as the Iora written consent, and be asked to vote in favor of adopting the merger agreement.

After careful consideration, the Iora Board unanimously (with the exception of one director, who was unexpectedly unable to attend the meeting but informed the Iora Board in writing of his support for the contemplated transactions and asked that Iora’s General Counsel file such support with the minutes of the meeting) (i) declared the merger agreement, the merger and the contemplated transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair and in the best interests of the Iora and its stockholders, (ii) approved the execution, delivery and performance of the merger agreement by Iora and the merger and (iii) adopted a resolution directing that the adoption of the merger agreement, the merger and the contemplated transactions be submitted to the Iora stockholders for consideration and recommending that all of such Iora stockholders adopt the merger agreement and approve the merger and the contemplated transactions. If you are an Iora stockholder, you are requested to sign and return the Iora written consent, indicating therein whether you approve or disapprove of the resolutions to consent to the merger agreement and thereby adopt and approve the contemplated transactions, which we refer to as the merger agreement proposal.

Iora is sending this proxy statement/prospectus/consent solicitation statement to its stockholders to solicit their consent to the resolutions contained in the Iora written consent, including to consent to the merger agreement and thereby adopt and approve the merger and all contemplated transactions, by executing and returning the written consent furnished with the accompanying proxy statement/prospectus/consent solicitation statement. The Iora Board recommends that the Iora stockholders return the Iora written consent and vote to approve the merger.

We cannot complete the merger unless the Iora stockholders and the 1Life stockholders approve the respective proposals related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the 1Life special meeting virtually, please vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card, (2) calling the toll-free number specified on your proxy card, or (3) signing and returning all proxy cards that you receive in the postage-paid envelope provided, so that your shares may be represented and voted at the 1Life special meeting. If you are a 1Life stockholder, please note that a failure to vote your shares may result in a failure to establish a quorum for the 1Life special meeting.

The 1Life Board recommends that 1Life stockholders vote “FOR” the 1Life stock issuance proposal and, if necessary, “FOR” the 1Life adjournment proposal.

The obligations of 1Life and Iora to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about 1Life, Iora and the merger is contained in this proxy statement/prospectus/consent solicitation statement. 1Life and Iora encourage you to read this entire proxy statement/prospectus/consent solicitation statement carefully, including the section titled “Risk Factors” beginning on page 21.

We look forward to the successful merger of 1Life and Iora.

Sincerely,	Sincerely,

Amir Dan Rubin	Rushika Fernandopulle
Chair, Chief Executive Officer and President 1Life Healthcare, Inc.	Chief Executive Officer Iora Health, Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus/consent solicitation statement or determined that this proxy statement/prospectus/consent solicitation statement is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus/consent solicitation statement is dated July 16, 2021 and is first being mailed to the stockholders of 1Life and stockholders of Iora on or about July 16, 2021.

1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

(415) 814-0927

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 27, 2021

Dear 1Life stockholders:

We are pleased to invite you to attend the virtual special meeting of the 1Life stockholders, which will be held virtually on August 27, 2021, at 9:00 a.m., local time, which we refer to as the 1Life special meeting, for the following purposes:

•

To vote on a proposal to approve the issuance of shares of common stock of 1Life, $0.001 par value per share, which we refer to as the 1Life common stock, to Iora stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated June 6, 2021, which we refer to as the merger agreement, among 1Life Healthcare, Inc., SB Merger Sub, Inc., Iora Health, Inc. and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora, which we refer to as the merger. The merger agreement is attached as Annex A to the proxy statement/prospectus/consent solicitation statement accompanying this notice. We refer to this proposal as the 1Life stock issuance proposal.

•

To vote on a proposal to approve adjournments of the 1Life special meeting, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes to approve the 1Life stock issuance proposal. We refer to this proposal as the 1Life adjournment proposal.

1Life will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the attached proxy statement/prospectus/consent solicitation statement for further information with respect to the business to be transacted at the 1Life special meeting.

At a meeting of the board of directors of 1Life Healthcare, Inc., which we refer to as the 1Life Board, held on June 6, 2021, the 1Life Board determined that the merger agreement and the transactions contemplated thereby, including the issuance of 1Life common stock to the Iora stockholders in connection with the merger, are in the best interests of 1Life and its stockholders, and approved the merger agreement and the merger, the execution of the merger agreement and the consummation of the transactions contemplated thereby.

The 1Life Board recommends that 1Life stockholders vote “FOR” the 1Life stock issuance proposal and “FOR” the 1Life adjournment proposal.

Holders of record of shares of 1Life common stock, at the close of business on July 13, 2021, which we refer to as the 1Life record date, are entitled to notice of, and may vote at, the 1Life special meeting and any adjournment of the special meeting. A list of 1Life stockholders entitled to vote at the 1Life special meeting will be available for inspection at 1Life’s principal executive offices, located at One Embarcadero Center, Suite 1900, San Francisco, California 94111, at least 10 days prior to the date of the 1Life special meeting and continuing through the date thereof for any purpose germane to the 1Life special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time. The list will also be available at the 1Life special meeting for inspection by any 1Life stockholder present at the 1Life special meeting.

Approval of the 1Life stock issuance proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (provided that a quorum exists). Approval of the 1Life adjournment proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy at the 1Life special meeting (whether or not a quorum is present).

Your vote is important. Whether or not you expect to attend the 1Life special meeting virtually, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the 1Life special meeting. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder.

If you have any questions or need assistance voting your shares, please call 1Life’s proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885.

By	Order of the Board of Directors,

Amir Dan Rubin
Chair, Chief Executive Officer and President

San Francisco, California
July 16, 2021

ADDITIONAL INFORMATION

This proxy statement/prospectus/consent solicitation statement is a part of the registration statement and constitutes a prospectus of 1Life, as well as a proxy statement of 1Life for its special meeting, and a consent solicitation statement for the purpose of Iora for its written consent. You may obtain this information without charge through the Securities and Exchange Commission, which we refer to as the SEC, website (www.sec.gov) or upon your written or oral request by contacting 1Life Healthcare, Inc., Attention: Corporate Secretary, One Embarcadero Center, Suite 1900, San Francisco, California 94111, or by email at investor@onemedical.com or by calling (415) 814-0927.

In addition, if you have questions about the merger or the accompanying proxy statement/prospectus/consent solicitation statement, would like additional copies of the proxy statement/prospectus/consent solicitation statement, or need to obtain proxy cards or other information related to the proxy solicitation, call MacKenzie Partners, Inc., the proxy solicitor for 1Life, toll-free at (800) 322-2885. You will not be charged for any of these documents that you request.

To ensure timely delivery of these documents, any request should be made no later than August 20, 2021 to receive them before the 1Life virtual special meeting.

For additional details about where you can find information about 1Life, see the section titled “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement.

ABOUT THIS DOCUMENT

This proxy statement/prospectus/consent solicitation statement, which forms part of a registration statement on Form S-4, which we refer to as the Form S-4, filed with the SEC by 1Life, constitutes a prospectus of 1Life under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of common stock of 1Life, $0.001 par value per share, which we refer to as the 1Life common stock, proposed to be issued to Iora stockholders pursuant to the merger agreement. This document also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also includes a notice of meeting with respect to the special meeting of 1Life stockholders, at which 1Life stockholders will be asked to vote upon the issuance of shares of 1Life common stock to Iora stockholders in connection with the merger, which we refer to as the 1Life stock issuance proposal, and a consent solicitation statement with respect to the written consent of Iora stockholders, through which Iora stockholders will be asked to adopt and approve the merger agreement.

1Life has supplied all information contained in this proxy statement/prospectus/consent solicitation statement relating to 1Life and Merger Sub. Iora has supplied all information contained in or incorporated by reference into this proxy statement/prospectus/consent solicitation statement relating to Iora. 1Life and Iora have both contributed information relating to the proposed transactions.

Before casting your vote, you should carefully review all the information contained or incorporated by reference into this proxy statement/prospectus/consent solicitation statement. Neither 1Life nor Iora has authorized anyone to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus/consent solicitation statement. Neither 1Life nor Iora takes any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This proxy statement/prospectus/consent solicitation statement is dated July 16, 2021. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus/consent solicitation statement is accurate as of any date other than the date on the front cover of those documents. Neither the mailing of this proxy statement/prospectus/consent solicitation statement to 1Life stockholders or Iora stockholders nor the issuance by 1Life of common stock in connection with the merger will create any implication to the contrary.

In deciding how to vote with respect to any of the proposals discussed herein, you must make your own independent examination of the merits and risks of the proposal. You should not construe anything included in this proxy statement/prospectus/consent solicitation statement as investment, legal, business or tax advice, and should consult with your own advisors if you have questions concerning any of the matters described herein.

This proxy statement/prospectus/consent solicitation statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. As permitted by SEC rules, this proxy statement/prospectus/consent solicitation statement does not contain all of the information you can find in 1Life’s registration statement or its exhibits. For further information pertaining to 1Life and the shares of 1Life common stock to be issued in connection with the merger, reference is made to that registration statement and its exhibits. Statements contained in this document or in any document incorporated into this document by reference as to the contents of any contract or other document referred to in this document or in other documents that are incorporated by reference into this document are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement contained in this document is qualified in its entirety by reference to the underlying documents. You are encouraged to read the entire Form S-4. You may obtain copies of the Form S-4, including documents incorporated by reference into the Form S-4 (and any amendments to those documents), by following the instructions under the section titled “Where You Can Find More Information.”

All references in this proxy statement/prospectus/consent solicitation statement to “Iora” refer to Iora Health, Inc., a Delaware corporation (except that in connection with the description of its operations or business under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors,” such term refers to the consolidated operations of Iora, its subsidiaries and its consolidated affiliated professional entities). Unless otherwise indicated or the context otherwise requires, (i) all references in this proxy statement/prospectus/consent solicitation statement to “One Medical” mean 1Life Healthcare, Inc., a Delaware corporation, and its consolidated affiliated professional entities, (ii) all references to “1Life” refer to 1Life Healthcare, Inc. and not to its consolidated affiliated professional entities and (iii) all references to the “One Medical PCs” refer to the professional entities affiliated with 1Life through administrative services agreements. 1Life and the One Medical PCs do business under the “One Medical” brand. All references to “Merger Sub” refer to SB Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of 1Life. Unless otherwise indicated or as the context requires, all references to “merger” refer to Merger Sub merging with and into Iora, with Iora continuing as a direct wholly owned subsidiary of 1Life, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of June 6, 2021, among 1Life, Iora, Merger Sub and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora, a copy of which is included as Annex A to this proxy statement/prospectus/consent solicitation statement.

TRADEMARKS AND SERVICE MARKS

1Life and Iora own or have rights to various trademarks, logos, service marks and trade names that each uses in connection with the operation of their respective businesses. 1Life and Iora each also own or have the rights to copyrights that protect the content of their respective products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this proxy statement/prospectus/consent solicitation statement are listed without the ™, ® and © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this proxy statement/prospectus/consent solicitation statement.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are brief answers to certain questions that 1Life stockholders and Iora stockholders may have regarding the merger, the merger agreement, the issuance of shares of 1Life common stock in connection with the merger, the 1Life special meeting, the action by written consent of the Iora stockholders, which we refer to as the Iora written consent, and other matters to be considered at the 1Life special meeting. 1Life and Iora urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation statement and additional important information contained in the annexes and exhibits to, and the documents incorporated by reference into, this proxy statement/prospectus/consent solicitation statement because the information in this section may not provide all of the information that might be important to you in determining how to vote. See the section titled “Where You Can Find More Information” beginning on page 177 in this proxy statement/prospectus/consent solicitation statement.

Q:	What is the proposed transaction?

A:

On June 6, 2021, 1Life, Iora, Merger Sub and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora, entered into the merger agreement. A copy of the merger agreement is attached to this proxy statement/prospectus/consent solicitation statement as Annex A.

Under the terms of the merger agreement, Merger Sub will merge with and into Iora, with Iora continuing as a wholly owned subsidiary of 1Life, which we refer to as the merger. If the merger is completed, (i) Iora’s stockholders will have the right to receive approximately 0.689, which we refer to as the exchange ratio, shares of common stock of 1Life, $0.001 par value per share, which we refer to as the 1Life common stock for each share of common stock of Iora, $0.01 par value per share, which we refer to as the Iora common stock, and each share of preferred stock of Iora, $0.01 par value, which we refer to as the Iora preferred stock and collectively with the Iora common stock, the Iora capital stock, they own at closing of the merger, with cash to be paid in lieu of fractional shares, (ii) Iora’s optionholders will have the right to receive options to purchase 1Life common stock based on the exchange ratio and (iii) each vested Iora phantom stock award will be cancelled and automatically converted into cash while each unvested Iora phantom stock award will be assumed and converted into the right to receive an amount in cash paid to the holder on its time-based vesting schedule. The exchange ratio is subject to adjustment for cash, working capital, unpaid indebtedness and unpaid transaction expenses. Holders of 1Life common stock will not receive any merger consideration and will continue to hold their shares of 1Life common stock.

Q:	Why am I receiving this proxy statement/prospectus/consent solicitation statement?

A:	In order to complete the merger, among other things:

•	1Life stockholders must vote to approve the issuance of shares of 1Life common stock to Iora stockholders in connection with the merger, which we refer to as the 1Life stock issuance proposal; and

•	Iora stockholders must adopt and approve the merger agreement by written consent.

1Life is holding a special meeting of stockholders, in order to obtain the stockholder approval necessary to approve the 1Life stock issuance proposal. 1Life stockholders will also be asked to approve adjournments of the 1Life special meeting if necessary and appropriate to solicit additional proxies if there are not sufficient votes at the time of the 1Life special meeting, or any adjournment or postponement thereof, to approve the stock issuance, which we refer to as the 1Life adjournment proposal. It is important that 1Life stockholders vote their 1Life common stock on each of these matters, regardless of the number of shares owned.

If you are a stockholder of Iora, you are requested to sign and return the Iora written consent that consents to the merger agreement and thereby adopt and approve the contemplated transactions, which we refer to as the merger agreement proposal.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Who is soliciting my proxy?

A:

Proxies in the form enclosed with this proxy statement/prospectus/consent solicitation statement are being solicited from the 1Life stockholders by the board of directors of 1Life Healthcare, Inc., which we refer to as the 1Life Board.

Q:	When and where will the 1Life special meeting be held?

A:	The 1Life special meeting will be held virtually on August 27, 2021, at 9:00 a.m., local time.

Q:	What will Iora stockholders receive in the merger?

A:

Each share of Iora common stock issued and outstanding immediately prior to the effective time of the merger, which we refer to as the effective time, (other than dissenting shares, shares of treasury stock and any shares of Iora common stock owned by 1Life or any affiliated entity of 1Life and including shares of Iora preferred stock that have converted into Iora common stock immediately prior to the effective time) will be cancelled and automatically converted into the right to receive approximately approximately 0.689 shares of 1Life common stock and, if applicable, an amount in cash, without interest, rounded to the nearest whole cent, in lieu of any fractional share interest in 1Life common stock to which such holder otherwise would have been entitled. The total number of shares of 1Life common stock to be issued or reserved for issuance is subject to adjustment for cash, working capital, unpaid indebtedness and unpaid transaction expenses.

Each Iora option that is outstanding as of immediately prior to the effective time will be automatically converted into a 1Life stock option with respect to 1Life common stock, with the number of shares underlying, and with the exercise price applicable to, such converted Iora option adjusted based on the exchange ratio to preserve its intrinsic value. Each Iora phantom stock award that is outstanding and vested as of immediately prior to the effective time will be cancelled and automatically converted into the right to receive an amount in cash calculated based on the merger consideration value. Each other Iora phantom stock award that is outstanding as of immediately prior to the effective time will be assumed and converted into the right to receive an amount in cash calculated based on the merger consideration value, which resulting cash award will generally remain subject to the same terms and conditions as applied prior to the effective time but will be paid to the holder on its time-based vesting schedule. Each warrant of Iora, which we refer to as the Iora warrants, that is unexpired, unexercised and outstanding as of the effective time will be cancelled.

Based on the closing price of 1Life common stock on The Nasdaq Global Select Market, which we refer to as Nasdaq, of $35.59 on June 4, 2021, the last trading day before public announcement of the merger, the merger consideration represented approximately $24.52 of aggregate value for each share of Iora capital stock. Based on the 1Life closing price of $29.25 on July 13, 2021, the latest practicable date before the date of this proxy statement/prospectus/consent solicitation statement, the merger consideration represented approximately $20.15 of aggregate value for each share of Iora capital stock.

1Life stockholders will continue to own their existing shares of 1Life common stock. 1Life common stock is currently listed on Nasdaq under the symbol “ONEM.”

We encourage you to obtain current market quotations of 1Life common stock before voting.

Q:	How does the stock exchange ratio affect the ownership of 1Life after completion of the merger?

A:

To the extent that the number of shares of outstanding 1Life common stock or Iora capital stock changes prior to completion of the merger, whether due to any new issuance of shares of 1Life common stock or Iora capital stock, any exercise of any outstanding options or other rights to purchase shares of 1Life common stock or Iora capital stock or otherwise, there will automatically occur a corresponding change in the relative ownership percentages of the current 1Life stockholders and the current Iora stockholders of the combined company.

In the event of any reclassification, stock split, reverse stock split, stock dividend, stock distribution, recapitalization, subdivision or other similar transaction with respect to the shares of Iora capital stock or shares of 1Life common stock prior to the effective time of the merger, the merger consideration will be equitably adjusted to eliminate the effects of such event on the merger consideration as contemplated by the merger agreement.

Q:	How do I vote?

A:

If you are a stockholder of record of 1Life as of the record date for the 1Life special meeting, you may vote virtually by attending the 1Life special meeting or, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your proxy card;

•	calling the toll-free number specified on your proxy card; or

•	signing and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold shares of 1Life common stock in the name of a broker or nominee, please follow the voting instructions provided by your broker or nominee to ensure that your shares are represented at the 1Life special meeting.

Q:	What are the voting deadlines?

A:

If you are a 1Life stockholder, the deadline for submitting a proxy using the Internet or the telephone is 11:59 p.m. Eastern time on August 26, 2021. If you received your special meeting materials by mail, you may complete, sign and date the proxy card or voting instruction card and return it in the prepaid envelope. All holders of 1Life common stock as of the close of business on the record date for the 1Life special meeting may vote virtually at the 1Life special meeting. For detailed information, see the section titled “The 1Life Special Meeting.”

Q:	What vote is required to approve each proposal at the 1Life special meeting?

A:

1Life Stock Issuance Proposal. Approval of the 1Life stock issuance proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (provided that a quorum exists), in accordance with Nasdaq’s listing rules. For the 1Life stock issuance proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will have no effect on the outcome of the proposal. Shares of 1Life common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal.

1Life Adjournment Proposal. Approval of the 1Life adjournment proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (whether or not a quorum is present). For the 1Life adjournment proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will have no effect on the outcome of the proposal. Shares of 1Life common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal.

Q:	What vote is required to approve the Iora written consent?

A:

The proposals to be submitted to the Iora stockholders pursuant to the Iora written consent require the affirmative written consent of the holders (as of the record date) of (i) at least a majority of the votes represented by all outstanding shares of Iora common stock and as well as all outstanding shares of Iora Class A Preferred Stock, Iora Class B Preferred Stock, Iora Class C Preferred Stock, Iora Class D Preferred Stock, Iora Class E Preferred Stock and Iora Class F Preferred Stock, which such classes of Iora preferred stock we refer to as the Iora Voting Preferred Stock, voting together as a single class (and in the case of Iora Voting Preferred Stock, on an as-converted to Iora common stock basis), (ii) at least a majority of all issued and outstanding shares of Iora Series E Preferred Stock, voting as a separate class, and (iii) at least a majority of all issued and outstanding shares of Iora Series F Preferred Stock, voting as a separate class.

The failure to execute and return the Iora written consent will have the same effect as a vote “AGAINST” all of merger agreement proposal. The Merger cannot be consummated without the approval of the merger agreement proposal by the requisite Iora stockholders.

Q:	Are there any voting agreements with existing stockholders?

A:

Yes. On June 6, 2021, simultaneously with the execution and delivery of the merger agreement, certain stockholders of Iora entered into the Joinder and Support Agreements, which we refer to as the Signing Support Agreements, with 1Life and Iora pursuant to which such stockholders of Iora have agreed to, among other things, vote their respective shares of Iora capital stock for the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, which we refer to as the contemplated transactions. As of the public announcement of the merger, the persons and entities signing the Signing Support Agreements beneficially owned an aggregate of approximately 72.9% of the outstanding Iora capital stock, on a fully-diluted basis. The forms of Joinder and Support Agreements are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Similarly, on June 6, 2021, simultaneously with the execution and delivery of the merger agreement, Carlyle Partners VII Holdings, L.P. and Benchmark Capital Partners V, L.P., which we refer to as the 1Life specified stockholders, entered into voting agreements with Iora and 1Life, which we refer to as the 1Life voting agreements, pursuant to which such 1Life specified stockholders have agreed to, among other things, vote their respective shares of 1Life common stock in favor of the approval of the issuance of shares of 1Life common stock pursuant to the merger agreement. The 1Life specified stockholders currently beneficially own an aggregate of approximately 15% of the shares of 1Life common stock outstanding. The forms of 1Life voting agreement are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Q:	How does the board of directors of Iora Health, Inc., which we refer to as the Iora Board, recommend that Iora stockholders vote?

A:

At a meeting of the Iora Board held on June 6, 2021, the Iora Board (i) approved and declared advisable the contemplated transactions, (ii) determined that the contemplated transactions, upon the terms and subject to the conditions set forth therein, were advisable, fair to and in the best interests of Iora and its stockholders and (iii) adopted a resolution directing that the adoption of the merger agreement, the merger and the contemplated transactions be submitted to the Iora stockholders for consideration and recommending that all of such Iora stockholders adopt the merger agreement and approve the merger and the contemplated transactions. Such determination, approval and recommendation were made unanimously (with the exception of one director, who was unexpectedly unable to attend the meeting but informed the Iora Board in writing of his support for the contemplated transactions and asked that Iora’s General Counsel file such support with the minutes of the meeting). The Iora Board recommends that Iora stockholders execute and return the Iora written consent indicating their vote in favor of the merger agreement proposal.

Q:	How does the 1Life Board recommend that 1Life stockholders vote?

A:

At a meeting of the 1Life Board held on June 6, 2021, the 1Life Board (i) declared that the merger agreement, the merger and the contemplated transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair and in the best interests of 1Life and its stockholders, (ii) approved the execution, delivery and performance of the merger agreement by 1Life and the merger and (iii) adopted a resolution directing that the adoption of the merger agreement, the merger and the contemplated transactions be submitted to the 1Life stockholders for consideration and recommending that all of such 1Life stockholders approve such proposal. Such determination, approval and recommendation were made unanimously by the 1Life Board. The 1Life Board recommends that 1Life stockholders vote “FOR” the 1Life stock issuance proposal and “FOR” the 1Life adjournment proposal.

Q:	How many votes do I have?

A:

1Life. You are entitled to one vote for each share of 1Life common stock that you owned as of the 1Life record date. As of the close of business on July 13, 2021, there were 137,790,439 outstanding shares of 1Life common stock. As of that date, 5.9% of the total voting power of the outstanding shares of 1Life common stock were beneficially owned by the directors and executive officers of 1Life.

Iora. You are entitled to one vote for each share of Iora common stock and each share of the Iora Voting Preferred Stock that you owned as of the Iora record date. The holders of Iora common stock and the holders of Iora Voting Preferred Stock shall vote together as one or more classes (and, as applicable, in the case of Iora Voting Preferred Stock on an as-converted to Iora common stock basis), in each case, in accordance with Iora’s amended and restated certificate of incorporation, as it may be amended from time to time, which we refer to as the Iora charter, and Iora’s amended and restated bylaws, as they may be amended from time to time, which we refer to as the Iora bylaws. As of the close of business on July 13, 2021, there were 9,674,118 outstanding shares of Iora common stock, 55,110,558 outstanding shares of Iora Voting Preferred Stock, 7,940,177 outstanding shares of Iora Class E Preferred Stock and 13,319,278 outstanding shares of Iora Class F Preferred Stock. As of that date, 9.21% of the voting power of outstanding shares of Iora capital stock were beneficially owned by the directors and executive officers of Iora.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

1Life. If you are a 1Life stockholder, abstentions have the effect of a vote against the 1Life stock issuance proposal and, if necessary, the 1Life adjournment proposal. Broker “non-votes” have no effect on the outcome of the 1Life stock issuance proposal or the 1Life adjournment proposal. Shares of 1Life common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal.

Iora. If you are an Iora stockholder, failure to execute and return the Iora written consent will have the same effect as a vote “AGAINST” the merger agreement proposal. The merger cannot be consummated without the approval of the merger agreement proposal by the requisite Iora stockholders.

Q:	What constitutes a quorum for the 1Life special meeting?

A:

1Life. The holders of a majority in voting power of the total number shares of 1Life common stock issued and outstanding and entitled to vote as of the close of business on the 1Life record date must be present or represented by proxy to constitute a quorum to conduct the 1Life special meeting. All shares of 1Life common stock represented at the 1Life special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to conduct the 1Life special meeting.

A broker “non-vote” occurs when a broker, bank or other holder of record holding shares for a beneficial owner does not receive voting instructions from the beneficial owner and either chooses not to vote those shares on a routine matter at the stockholders’ meeting or is not permitted to vote those shares on a non-routine matter. None of the 1Life stock issuance proposal or the 1Life adjournment proposal is a routine matter. As a result, if you fail to give voting instructions to your broker, bank or other holder of record, your broker, bank or other holder record may not submit or vote your shares for any purpose at the special meeting and, therefore, your shares will not be considered present for purposes of determining a quorum to transact business at the special meeting.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:

If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	If I am a beneficial owner of shares held in street name, how do I vote?

A:

If you are not a stockholder of record but instead hold your shares in a stock brokerage account, or if your shares are held by a bank, trust company or other nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares. If you are a 1Life stockholder but not a stockholder of record and you do not instruct your broker on how to vote your shares, your broker may not vote your shares on the 1Life stock issuance proposal or any adjournment proposal, which will have no effect on the vote on this proposal, assuming a quorum is present.

Please follow the voting instructions provided by your broker or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to 1Life or by voting virtually at the 1Life special meeting. Further, brokers who hold shares of 1Life common stock on behalf of their customers may not give a proxy to 1Life to vote those shares without specific instructions from their customers.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the 1Life special meeting, as applicable. You can do this in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date;

•	you can vote again by telephone or the Internet at a later time; or

•

if you are a holder of record, you can attend the special meeting and vote virtually, which will automatically cancel any proxy previously given, or you may revoke your proxy virtually, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must provide your notice of revocation or your new proxy to the Secretary of 1Life, as applicable, prior to your shares being voted. If your shares are held in street name by your broker or nominee, you should contact them to change your vote.

Q:	What should I do if I receive more than one set of voting materials?

A:

Please vote each proxy card and voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation statement and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. If shares are held in more than one name, stockholders will receive more than one proxy or voting instruction card.

Q:	Is there a list of stockholders entitled to vote at the 1Life special meeting?

A:

The names of stockholders of record entitled to vote at the 1Life special meeting will be available at the 1Life special meeting and for 10 days prior to the 1Life special meeting for any purpose germane to the special meeting, between the hours of 9:00 a.m. and 4:30 p.m., at 1Life’s principal executive offices located at One Embarcadero Center, Suite 1900, San Francisco, California 94111, or by contacting 1Life’s corporate secretary.

Q:	What happens if I am a 1Life stockholder who sells my shares of 1Life common stock before the 1Life special meeting?

A:

The record date for the 1Life special meeting is earlier than the 1Life special meeting. If you transfer your shares of 1Life common stock after the 1Life record date but before the 1Life special meeting, you will retain your right to vote at the 1Life special meeting.

Q:	Do any of the 1Life directors or officers have interests in the transaction that may differ from or be in addition to the interests of 1Life stockholders?

A:	No. 1Life’s directors and executive officers do not have interests in the transaction that are different from, or in addition to, the interests of 1Life’s stockholders generally.

Q:	Do any of the Iora directors or officers have interests in the transaction that may differ from or be in addition to my interests as an Iora stockholder?

A:

Yes. Iora stockholders should be aware that Iora’s directors and executive officers may have interests in the transaction that may be different from, or in addition to, the interests of Iora stockholders generally. The Iora Board was aware of and considered these interests, among other matters, in deciding to approve the terms of the merger agreement and the transaction. For a further discussion of these interests, see the section titled “The Merger—Interests of Iora’s Directors and Executive Officers in the Transaction” beginning on page 108 of this proxy statement/prospectus/consent solicitation statement.

Q:

What will happen to my options to purchase shares of Iora common stock, which we refer to as the Iora options, phantom stock awards of Iora, which we refer to as the Iora phantom stock awards, and/or Iora warrants at the time of the merger?

A:

Treatment of Iora Options. Each Iora option that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into an option to acquire shares of 1Life common stock with respect to that number of shares of 1Life common stock equal to the product of (x) the number of shares of Iora common stock subject to such Iora option as of immediately prior to the effective time, multiplied by (y) the exchange ratio, rounded down to the nearest whole number of shares of 1Life common stock, and at an exercise price per share of 1Life common stock equal to the quotient obtained by dividing (A) the per share exercise price of such Iora option by (B) the exchange ratio, rounded up to the nearest whole cent.

Treatment of Unvested Iora Phantom Stock Awards. Each Iora phantom stock award that is outstanding and unvested (after giving effect to the accelerated vesting provisions under Iora’s option plan, including those relating to a change of control of Iora) immediately prior to the effective time, which we refer to as an unvested phantom stock award, will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into the right to receive an amount in cash, without interest, equal to the (x) the number of shares of Iora common stock relating to such unvested phantom stock award as of immediately prior to the effective time, multiplied by (y) the merger consideration value (as defined below) over the per share reference price of such unvested phantom stock award, which we refer to as the unvested phantom cash award. Each unvested phantom cash award will remain subject to the same terms and conditions as were applicable to the underlying unvested phantom stock award immediately prior to the effective time; provided, that such awards will vest and become payable on the earlier to occur of (i) the time-based vesting dates or such earlier date as may be determined by 1Life in a manner that complies with Section 409A of the Code and (ii) to the extent that an unvested phantom cash award provides for acceleration on a “Payment Date” (in accordance with the terms of, and as defined in, Iora’s option plan), a Payment Date that occurs subsequent to the closing of the merger. Merger consideration value means an amount equal to the quotient obtained by dividing (A) the product of (i) merger consideration and (ii) 1Life’s closing stock price and (B) Iora’s fully diluted share number.

Treatment of Vested Iora Phantom Stock Awards. Each Iora phantom stock award other than any unvested phantom stock award that is outstanding immediately prior to the effective time, which we refer to as a vested phantom stock award will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive a cash amount equal to the (x) the number of shares of Iora common stock relating to such phantom stock award as of immediately prior to the effective time, multiplied by (y) the merger consideration value over the per share reference price of such vested phantom stock award, which we refer to as the vested phantom stock award consideration. 1Life will, or will cause the surviving corporation to, deliver the vested phantom stock award consideration to each holder of vested phantom stock awards, less any required withholding taxes and without interest, within five (5) business days following the effective time.

Treatment of Iora Warrants. Each Iora warrant that is unexpired, unexercised and outstanding as of the effective time will, by virtue of the merger and without any action on the part of 1Life, Merger Sub, Iora or the holder thereof, be cancelled.

Q:	How will the rights of Iora stockholders change after the merger?

A:

Iora stockholders will receive shares of 1Life common stock in connection with the merger and will no longer be stockholders of Iora following the merger. Their rights as holders of 1Life common stock will be governed by 1Life’s amended and restated certificate of incorporation, as it may be amended from time to time, which we refer to as the 1Life charter, and 1Life’s amended and restated bylaws, as they may be amended from time to time, which we refer to as the 1Life bylaws. For additional information on stockholder rights, see the section titled “Comparison of Rights of 1Life Stockholders and Iora Stockholders” beginning on page 166 of this proxy statement/prospectus/consent solicitation statement.

The rights of 1Life stockholders will remain the same as prior to the merger.

Q:

What are the material U.S. federal income tax consequences of the merger to U.S. holders of Iora common stock (including Iora common stock deemed to be received immediately prior to the effective time on a conversion of Iora preferred stock)?

A:

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code. In general and subject to the qualifications and limitations set forth in the section titled “Material U.S. Federal Income Tax Consequences,” if the merger qualifies for such intended tax treatment, U.S. holders of Iora common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holders’ shares of Iora common stock for shares of 1Life common stock in the merger, except that such holders of Iora common stock may recognize gain or loss with respect to cash received in lieu of fractional shares of 1Life common stock and upon sales of a number of shares of 1Life common stock having a total value (calculated by reference to the 1Life’s closing stock price) equal to $1,000,000, which we refer to as the Expense Fund Shares.

You should read the section titled “Material U.S. Federal Income Tax Consequences” beginning on page 115 for a more complete discussion of the U.S. federal income tax consequences of the merger (including the U.S. federal income tax consequences of the receipt of cash in lieu of fractional shares of 1Life common stock and upon sales of the Expense Fund Shares). Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular situation. You should consult your tax advisor to determine the tax consequences of the merger to you, including the applicability and effect of federal, state, local and non-U.S. income and other tax laws.

Q:	What is the loan arrangement between 1Life and Iora?

A:

Under the merger agreement, 1Life and Iora have also entered into a Loan and Security Agreement on June 21, 2021, which we refer to as the loan agreement, under which 1Life may advance secured loans to Iora to fund working capital, at Iora’s request from time to time, in outstanding amounts not to exceed $75 million in the aggregate. Any loans made by 1Life to Iora will be subordinated to Iora’s obligations outstanding under its existing credit facility with Silicon Valley Bank, which we refer to as the SVB Facility. As of the date of this proxy statement/prospectus/consent solicitation statement, there was $20.0 million drawn and outstanding under the loan agreement.

Q:	Are there any risks that I should consider in deciding how to vote?

A:

Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/consent solicitation statement. You also should read and carefully consider the risk factors of 1Life contained in the documents that are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed for any reason, Iora stockholders will not receive the merger consideration payable or issuable under the merger agreement. Instead, 1Life and Iora will remain independent companies. In specified circumstances, either 1Life or Iora may be required to pay to the other party a termination fee or reimburse the other party’s transaction expenses, as described below.

Q:	Does Iora have to pay anything to 1Life if the merger agreement proposal is not approved by the Iora stockholders or if the merger agreement is otherwise terminated?

A:

If the Iora written consent is not obtained by the second full business day after the effective time, Iora will have to pay 1Life a termination fee of $50 million, which we refer to as the Iora termination fee. For a discussion of the circumstances under which a termination fee is payable by Iora or the requirement to reimburse expenses applies, see the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

Q:	Does 1Life have to pay anything to Iora if the 1Life stock issuance proposal is not approved by the 1Life stockholders or if the merger agreement is otherwise terminated?

A:

If the 1Life stockholders do not approve the issuance of the shares of 1Life common stock to be issued to Iora stockholders in the merger at the 1Life special meeting and the merger agreement is terminated by Iora, 1Life must reimburse Iora’s reasonable and documented out-of-pocket expenses up to $10 million and, if requested by Iora in writing within three days of such termination, advance an amount no greater than any undrawn amount under the loan agreement.

If the 1Life Board effects a change in recommendation, 1Life will have to pay Iora a termination fee of $50 million, which we refer to as the 1Life termination fee. For a discussion of the circumstances under which a termination fee is payable by 1Life or the requirement to reimburse expenses applies, see the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

Q:	When do you expect the merger to be completed?

A:

Iora and 1Life intend to complete the merger as soon as reasonably practicable and currently anticipate the closing of the merger to occur in the second half of 2021, following the satisfaction of all the conditions to completion of the merger. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions and it is possible that factors outside the control of Iora and 1Life could result in the merger being completed at a later time or not at all. There can be no assurances as to when or if the merger will close. See the section titled “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus/consent solicitation statement, including its annexes. Even if you plan to attend the 1Life special meeting virtually, after carefully reading and considering the information contained in this proxy statement/prospectus/consent solicitation statement, please vote promptly to ensure that your shares are represented at the 1Life special meeting.

Q:	Do I need to do anything with my Iora common stock or Iora preferred stock certificates now?

A:

No. After the merger is completed, if you held certificates representing shares of Iora common stock or Iora preferred stock prior to the merger, 1Life’s exchange agent, which we refer to as the exchange agent, will send you a letter of transmittal and instructions for exchanging your applicable shares of Iora capital stock for the merger consideration. Upon surrender of the certificates for cancellation along with the executed letter of transmittal and other required documents described in the instructions, an Iora stockholder will receive the merger consideration. The shares of 1Life common stock you receive in the merger will be issued in book-entry form.

If you are a 1Life stockholder, you are not required to take any action with respect to your 1Life stock certificates.

Q:	Do I need to do anything with my Iora common stock or Iora preferred stock held in book-entry form now?

A:

No. After the merger is completed, if you held shares of Iora capital stock in book-entry form prior to the merger, 1Life’s exchange agent will send you a letter of transmittal and instructions for exchanging your applicable shares of Iora capital stock for the merger consideration. Upon receipt of an agent’s message in customary form (or such other evidence, if any, as the exchange agent may reasonably request), along with the executed letter of transmittal and other required documents described in the instructions, an Iora stockholder will receive the merger consideration. The shares of 1Life common stock you receive in the merger will be issued in book-entry form.

Q:	Are 1Life stockholders entitled to appraisal rights?

A:

Under Delaware law, the 1Life stockholders are not entitled to appraisal rights in connection with the 1Life stock issuance proposal. See the section titled “The Merger—Appraisal Rights” beginning on page 111 of this proxy statement/prospectus/consent solicitation statement.

Q:	Are Iora stockholders entitled to appraisal rights?

A:

Under Delaware law, the Iora stockholders are entitled to appraisal rights in connection with the merger in accordance with Section 262 of the General Corporation Law of Delaware, which we refer to as the DGCL. See the section titled “The Merger—Appraisal Rights” beginning on page 111 of this proxy statement/prospectus/consent solicitation statement.

Q:	How can I contact 1Life’s transfer agent?

A:	You may contact 1Life’s transfer agent by writing American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, by telephoning (800) 937-5449.

Q:	Who should I contact if I have any questions about the proxy materials or about voting?

A:

If you have any questions about the proxy materials or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus/consent solicitation statement or the enclosed proxy card, you should, if you are a 1Life stockholder, contact 1Life’s proxy solicitor, MacKenzie Partners, Inc., 1407 Broadway, 27th Floor, New York, New York 10018; banks and brokers call collect: (212) 929-5500, stockholders call toll free: (800) 322-2885.

Q:	Who is the exchange agent in the merger?

A:	Acquiom Financial LLC will be the exchange agent for the merger.

Q:	Where can I find more information about One Medical and Iora?

A:

You can find more information about One Medical and Iora from the various sources described under the section titled “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement.

SUMMARY

This summary highlights selected information contained elsewhere in this proxy statement/prospectus/consent solicitation statement and may not contain all the information that is important to you with respect to the merger and the related matters being considered at the applicable special meeting. 1Life and Iora urge you to read carefully the remainder of this proxy statement/prospectus/consent solicitation statement, including the annexes and exhibits attached to and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement. For a description of, and instructions as to how to obtain, this information, see the section titled “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement. Certain items in this summary include a page reference directing you to a more complete description of that item.

Parties to the Merger

1Life Healthcare, Inc.

1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, California 94111

(415) 658-6792

1Life was incorporated in the state of Delaware in July 2002. 1Life and its affiliated One Medical professional corporations are collectively referred to as One Medical. One Medical’s vision is to delight millions of members with better health and better care while reducing the total cost of care. One Medical’s mission is to transform health care for all through its human-centered, technology-powered model. One Medical is a membership-based primary care platform with seamless digital health and inviting in-office care, convenient to where people work, shop, live and click. One Medical is disrupting health care from within the existing ecosystem by simultaneously addressing the frustrations and unmet needs of key stakeholders, which include consumers, employers, providers, and health networks. As of March 31, 2021, One Medical had approximately 598,000 members in thirteen markets in the United States and greater than 8,000 enterprise clients.

One Medical has developed a modernized healthcare membership model based on direct consumer enrollment as well as employer sponsorship. The annual membership model includes seamless access to 24/7 digital health services paired with inviting in-office care routinely covered under health insurance programs. One Medical’s technology drives high monthly active usage within its membership, promoting ongoing and longitudinal patient relationships for better health outcomes and high member retention. The technology also helps its service-minded team in building trust and rapport with members by facilitating proactive digital health outreach as well as responsive on-demand virtual and in-office care. One Medical’s digital health services and well-appointed offices, which tend to be located in highly convenient locations, are staffed by a team of clinicians who are not paid on a fee-for-service basis, and therefore are free of misaligned compensation incentives prevalent in health care. Additionally, One Medical has developed clinically integrated partnerships with health networks, better coordinating more timely access to specialty care by members when needed, while advancing value-based care for employers through clinical and digital integration. Together, these components of One Medical’s human-centered and technology-powered model allow it to deliver better results for key stakeholders.

This proxy statement/prospectus/consent solicitation statement incorporates important business and financial information about One Medical from other documents that are not included in or delivered with this proxy statement/prospectus/consent solicitation statement. For a list of the documents that are incorporated by reference, see the section titled “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement.

SB Merger Sub, Inc.

SB Merger Sub, Inc.

One Embarcadero Center, Suite 1900

San Francisco, California 94111

(415) 658-6792

SB Merger Sub, Inc., a direct wholly owned subsidiary of 1Life, is a Delaware corporation formed on June 3, 2021 for the purpose of effecting the merger. Upon completion of the merger, Merger Sub will be merged with and into Iora, with Iora continuing as a direct wholly owned subsidiary of 1Life, which we refer to as the surviving corporation.

Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement, including the preparation of applicable regulatory filings in connection with the merger.

Iora Health, Inc.

Iora Health, Inc.

101 Tremont Street

Boston, MA 02108

(617) 454-4672

Iora was founded in December 2010 with the purpose of restoring humanity to healthcare. Iora has pioneered an innovative, technology-enabled, and relationship-based health care delivery model designed to provide value-based primary care that aims to deliver superior health outcomes and lower overall healthcare costs. Iora’s primary care experience is delivered through Iora’s purpose-built care model. This multi-channel, team-based care model is focused on longitudinal relationships, not episodic transactions, and today primarily serves senior patients with insurance coverage provided by Medicare or with Medicare Advantage plans under both, traditional fee-for-service and at-risk models. Iora’s inviting primary care clinics are designed to delight patients and provide them with high touch, superior service. Recognizing the limitations of current electronic health records and other clinical technology, Iora built Chirp, its proprietary collaborative care technology platform, from the ground up. Iora considers Chirp to be highly differentiated from other technology solutions and a key part in its ability to digitally engage patients and families and provide actionable insight at the point of care. Iora has demonstrated its ability to rapidly scale in multiple diverse geographies, with a proven model across the socioeconomic spectrum

Risk Factors

Before voting at the 1Life special meeting or executing the Iora written consent, you should carefully consider all of the information contained in or as incorporated by reference into this proxy statement/prospectus/consent solicitation statement, as well as the specific factors in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/consent solicitation statement.

The Merger and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement. 1Life and Iora encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section titled “The Merger Agreement” beginning on page 56 of this proxy statement/prospectus/consent solicitation statement.

Effects of the Merger; Merger Consideration

If the conditions to closing set forth in the merger agreement are satisfied or waived, Merger Sub will merge with and into Iora. Iora will survive the merger and will continue as a direct wholly owned subsidiary of 1Life.

In the merger, each share of Iora common stock issued and outstanding immediately prior to the effective time of the merger (including shares of Iora common stock issued upon the conversion of Iora preferred stock into Iora common stock immediately prior to the effective time) will be automatically converted at the effective time into the right to receive approximately 0.689 shares of 1Life common stock, with cash paid in lieu of fractional shares. The exchange ratio is subject to adjustment for cash, working capital, unpaid indebtedness and unpaid transaction expenses. 1Life stockholders will not receive any merger consideration and will continue to hold their existing shares of 1Life common stock.

Treatment of Iora Equity Awards and Warrants (See page 69)

•

Treatment of Iora Options. Each Iora option that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into an option to acquire shares of 1Life common stock with respect to that number of shares of 1Life common stock equal to the product of (x) the number of shares of Iora common stock subject to such Iora option as of immediately prior to the effective time, multiplied by (y) the exchange ratio, rounded down to the nearest whole number of shares of 1Life common stock, and at an exercise price per share of 1Life common stock equal to the quotient obtained by dividing (A) the per share exercise price of such Iora option by (B) the exchange ratio, rounded up to the nearest whole cent.

•

Treatment of Unvested Iora Phantom Stock Awards. Each Iora unvested phantom stock award will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into the right to receive an amount in cash, without interest, equal to the (x) the number of shares of Iora common stock relating to such unvested phantom stock award as of immediately prior to the effective time, multiplied by (y) the merger consideration value (as defined below) over the per share reference price of such unvested phantom stock award, which we refer to as the unvested phantom cash award. Each unvested phantom cash award will remain subject to the same terms and conditions as were applicable to the underlying unvested phantom stock award immediately prior to the effective time; provided, that such awards will vest and become payable on the earlier to occur of (i) the time-based vesting dates or such earlier date as may be determined by 1Life in a manner that complies with Section 409A of the Code and (ii) to the extent that an unvested phantom cash award provides for acceleration on a “Payment Date” (in accordance with the terms of, and as defined in, Iora’s option plan), a Payment Date that occurs subsequent to the closing of the merger.

•

Treatment of Vested Iora Phantom Stock Awards. Each Iora phantom stock award other than a vested phantom stock award will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive a cash amount equal to the (x) the number of shares of Iora common stock relating to such phantom stock award as of immediately prior to the effective time, multiplied by (y) the merger consideration value over the per share reference price of such vested phantom stock award, which we refer to as the vested phantom stock award consideration. 1Life will, or will cause the surviving corporation to, deliver the vested phantom stock award consideration to each holder of vested phantom stock awards, less any required withholding taxes and without interest, within five (5) business days following the effective time.

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Treatment of Iora Warrants. Each Iora warrant that is unexpired, unexercised and outstanding as of the effective time will, by virtue of the merger and without any action on the part of 1Life, Merger Sub, Iora or the holder thereof, be cancelled.

Material U.S. Federal Income Tax Consequences of the Merger (See page 115)

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the merger qualifies for such intended tax treatment, U.S. holders of Iora common stock (including Iora common stock deemed to be received immediately prior to the effective time on a conversion of Iora preferred stock) will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of such holders’ shares of Iora common stock for shares of 1Life common stock in the merger, except that such holders of Iora common stock may recognize gain or loss with respect to cash received in lieu of fractional shares of 1Life common stock and with respect to the sale of the Expense Fund Shares.

The discussion of U.S. federal income tax consequences of the merger contained in this proxy statement/prospectus/consent solicitation statement is intended to provide only a general summary and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the effects of any non-U.S., state or local tax laws.

For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences”.

The tax consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor as to the specific tax consequences of the merger, including the effects of U.S. federal, state, local, non-U.S. and other tax laws.

1Life’s Reasons for the Merger; Recommendation of the 1Life Board (See page 85)

At a meeting of the 1Life Board held on June 6, 2021, the 1Life Board (i) declared that the merger agreement, the merger and the contemplated transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair and in the best interests of the 1Life and its stockholders, (ii) approved the execution, delivery and performance of the merger agreement by 1Life and the merger and (iii) adopted a resolution directing that the adoption of the merger agreement, the merger and the contemplated transactions be submitted to the 1Life stockholders for consideration and recommending that all of such 1Life stockholders approve such proposal. Such determination, approval and recommendation were made unanimously by the 1Life Board.

For the factors considered by the 1Life Board in reaching its decision to approve the merger agreement, see the section titled “The Merger—1Life’s Reasons for the Merger; Recommendation of the Stock Issuance by the 1Life Board” beginning on page 85.

The 1Life Board recommends that 1Life stockholders vote “FOR” the proposal to issue shares of 1Life common stock in connection with the merger and “FOR” the 1Life adjournment proposal.

Iora’s Reasons for the Merger; Recommendation of the Iora Board (See page 88)

At a meeting of the Iora Board held on June 6, 2021, the Iora Board (i) declared that the merger agreement, the merger and the contemplated transactions, upon the terms and subject to the conditions set forth therein, are advisable and fair and in the best interests of the Iora and its stockholders, (ii) approved the execution, delivery and performance of the merger agreement by Iora and the merger and (iii) adopted a resolution directing that the adoption of the merger agreement, the merger and the contemplated transactions be submitted to the Iora stockholders for consideration and recommending that all of such Iora stockholders adopt the merger agreement and approve the merger and the contemplated transactions. Such determination, approval and recommendation were made unanimously (with the exception of one director, who was unexpectedly unable to attend the meeting but informed the Iora Board in writing of his support for the contemplated transactions and asked that Iora’s General Counsel file such support with the minutes of the meeting).

For the factors considered by the Iora Board in reaching its decision to approve the merger agreement, see the section titled “The Merger—Iora’s Reasons for the Merger; Recommendation of the Merger by the Iora Board” beginning on page 88 of this proxy statement/prospectus/consent solicitation statement.

The Iora Board recommends that Iora stockholders execute and return the Iora written consent indicating their approval of the merger agreement proposal.

Required Iora Stockholder Vote (See page 53)

The proposals to be submitted to the Iora stockholders pursuant to the Iora written consent require the affirmative written consent of the holders (as of the record date) of at least a (i) majority of all issued and outstanding shares of Iora common stock and Iora preferred stock (voting together as a single class on an as-converted to Iora common stock basis), (ii) a majority of all issued and outstanding shares of Series E preferred stock of Iora, voting as a separate class, and (iii) a majority of all issued and outstanding shares of Series F preferred stock of Iora, voting as a separate class.

Interests of Iora Directors and Executive Officers in the Merger (See page 108)

Iora stockholders should be aware that Iora’s directors and executive officers may have interests in the transaction that may be different from, or in addition to, the interests of Iora stockholders generally. The Iora Board was aware of and considered these interests, among other matters, in deciding to approve the terms of the merger agreement and the transaction. For a further discussion of these interests, please see the section titled “The Merger—Interests of Iora’s Directors and Executive Officers in the Transaction” beginning on page 108 of this proxy statement/prospectus/consent solicitation statement.

Voting Agreements and Joinder (See page 90)

On June 6, 2021, simultaneously with the execution and delivery of the merger agreement, certain stockholders of Iora entered into Signing Support Agreements with 1Life and Iora pursuant to which such stockholders of Iora have agreed to, among other things, vote their respective shares of Iora capital stock for the approval and adoption of the merger agreement. As of the public announcement of the merger, the persons and entities signing the Signing Support Agreements beneficially owned an aggregate of approximately 72.9% of the outstanding Iora capital stock, on a fully-diluted and as converted basis. The forms of Joinder and Support Agreements are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Similarly, on June 6, 2021, simultaneously with the execution and delivery of the merger agreement, the 1Life specified stockholders entered into the 1Life voting agreements, pursuant to which the 1Life specified stockholders have agreed to, among other things, vote their respective shares of 1Life common stock in favor of the approval of the issuance of shares of 1Life common stock pursuant to the merger agreement. The 1Life specified stockholders currently beneficially own an aggregate of approximately 15% of the shares of 1Life common stock outstanding. The forms of 1Life voting agreement are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

The Loan Agreement (See page 91)

In connection with the merger, on June 21, 2021, 1Life, Iora and certain of its subsidiaries entered into the loan agreement pursuant to which 1Life has agreed to advance to Iora amounts to fund working capital prior to the closing of the merger or shortly after a termination thereof.

Under the loan agreement, Iora may borrow up to $75 million from time to time, effective as of the date of the loan agreement through the earlier of 30 calendar days following any termination of the merger agreement prior to the consummation of the merger, which we refer to as the merger termination, and the maturity date of borrowed amounts under the loan agreement. Such maturity date is the later of (i) 18 months following any merger termination and (ii) 90 days following the earliest of certain maturity dates set forth in the SVB Facility. Amounts drawn under the loan agreement are secured by all assets of Iora and are subordinated to Iora’s obligations outstanding under the SVB Facility.

Amounts drawn bear interest at a rate equal to 10% per year, payable monthly. Following a merger termination, the interest rate on outstanding drawn amounts will increase by 5% on the six-month anniversary of the termination date and by another 5% on the 12-month anniversary of the termination date, with the total interest rate capped at 20%. Following the merger termination, accrued and unpaid interest will accrete into outstanding principal at the end of each fiscal quarter unless Iora elects to pay such amounts in cash.

The loan agreement includes certain customary covenants and events of default generally consistent with those in the SVB Facility. Iora may voluntarily prepay any drawn amounts under the loan agreement without premium or penalty to the extent permitted under the SVB Facility.

As of the date of this proxy statement/prospectus/consent solicitation statement, there was $20.0 million drawn and outstanding under the loan agreement.

Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC (See page 96)

1Life retained Morgan Stanley & Co. LLC, which we refer to as Morgan Stanley, to act as financial advisor to 1Life in connection with the merger. 1Life selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of, and involvement in, recent transactions in the industry in which 1Life operates and its knowledge of 1Life’s business and affairs. At the meeting of the 1Life Board on June 6, 2021, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Aggregate Consideration (as defined below) to be paid by 1Life pursuant to the merger agreement was fair from a financial point of view to 1Life. For the purpose of Morgan Stanley’s analyses and opinion, the term “Aggregate Consideration” refers to the 56,144,278 shares of common stock, in the aggregate, that would be issued by 1Life, as contemplated by the merger agreement and subject to certain adjustments set forth in the merger agreement, as to which adjustments Morgan Stanley expressed no opinion.

The full text of the written opinion of Morgan Stanley delivered to the 1Life Board, dated June 6, 2021, is attached as Annex B and incorporated by reference into this proxy statement/prospectus/consent solicitation statement in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders of 1Life are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the 1Life Board and addressed only the fairness from a financial point of view to 1Life, as of the date of the opinion, of the Aggregate Consideration to be paid by 1Life pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspect or implications of the merger and does not constitute an opinion, advice or recommendation as to how the stockholders of Iora and 1Life should vote at the stockholders’ meetings to be held, or act on any matter, in connection with the merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the 1Life common stock would trade following the consummation of the merger or at any time. The summary of Morgan Stanley’s opinion set forth in this proxy solicitation/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For a further discussion of Morgan Stanley’s opinion, see the section titled “The Merger—Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC” beginning on page 96 of this proxy statement/

prospectus/consent solicitation statement and the full text of the written opinion of Morgan Stanley attached as Annex B to this proxy statement/prospectus/consent solicitation statement.

The Merger Agreement (See page 56)

The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus/consent solicitation statement as Annex A. You should read the merger agreement carefully, as it is the legal document that governs the merger.

Procedures for Exchanging Iora Capital Stock in the Merger (See page 58)

By no later than five business days prior to the closing date, to the extent not previously delivered to the exchange agent, 1Life will cause the exchange agent to send to each Iora stockholder a letter of transmittal and other documentation, and the exchange agent will promptly, following the closing of the merger, pay to the applicable recipient after such submission, the merger consideration. For a further discussion of the procedures for exchanging Iora capital stock, see the section titled “The Merger Agreement—Procedures for Exchanging Iora Capital Stock in the Merger” beginning on page 58 of this proxy statement/prospectus/consent solicitation statement.

Conditions to Completion of the Merger (See page 71)

As more fully described in this proxy statement/prospectus/consent solicitation statement and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others (a) the adoption of the merger agreement by Iora stockholders and the approval of the issuance of shares of 1Life common stock in connection with the merger by 1Life stockholders; (b) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the HSR Act; (c) the absence of any legal proceeding by a governmental authority that has the effect of enjoining or otherwise making illegal the consummation of the merger; (d) the approval for listing of the shares of 1Life common stock that will be issuable pursuant to the merger agreement on Nasdaq and the effectiveness of a registration statement on Form S-4 registering the issuance of the 1Life common stock that will be filed with the SEC; (e) subject to certain exceptions, the accuracy of the representations and warranties of the other party and performance by each party in all material respects of its obligations under the merger agreement; (f) the absence of a material adverse effect on 1Life or Iora; and (g) retention of certain key employees.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (See page 77)

The merger agreement may be terminated, and the contemplated transactions abandoned at any time prior to the effective time of the merger:

•	by the mutual written consent of 1Life and Iora;

•

by either 1Life or Iora, upon written notice to the other party, if the merger is not consummated on or before December 31, 2021, which we refer to as the end date; except, that if, as of the end date, the waiting period applicable to the merger under the HSR Act, has not expired and all other conditions of the merger agreement have been satisfied or waived, then the end date will be automatically extended until April 16, 2022 (provided that this termination right is not available to any party whose failure to perform any of its obligations under the merger agreement has been the primary cause of, or directly resulted in, the failure of the merger to be consummated on or before the end date);

•

by either 1Life or Iora, upon written notice to the other party, if there is in effect a final non-appealable order, injunction, judgment, decree, ruling, writ, stipulation, assessment or arbitration award of a governmental authority of competent jurisdiction, which we refer to as an order, prohibiting the consummation of the merger (provided that this termination right is not available to a party if such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement); or

•	by either 1Life or Iora, upon written notice to the other party, if the 1Life special meeting has concluded and the 1Life stockholder approvals were not obtained.

At any time before the effective time of the merger, Iora may terminate the merger agreement (a) if, it is not in material default of any of its obligations under the merger agreement, upon written notice to 1Life, if 1Life is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would give rise to the failure of the condition set forth in the merger agreement and (ii) is incapable of being cured, or is not cured, by 1Life within 20 business days after its receipt of such written notice or (b) upon written notice to 1Life, if the 1Life Board effects a change in recommendation.

At any time before the effective time of the merger, 1Life may terminate the merger agreement (a) if it is not in material default of any of its obligations under the merger agreement, upon written notice to Iora, if Iora is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would give rise to the failure of the condition set forth in the merger agreement and (ii) is incapable of being cured, or is not cured, by Iora within 20 business days after its receipt of such written notice or (b) upon written notice to Iora, if the Iora stockholder approval is not obtained by 11:59 p.m. Eastern Time on the second full business day following the effectiveness of this proxy statement/prospectus/consent solicitation statement.

Termination Fees and Expenses (See page 77)

1Life will be required to pay the 1Life termination fee if the merger agreement is terminated by Iora, upon written notice to 1Life, if the 1Life Board changes its recommendation that 1Life stockholders vote in favor of the issuance of 1Life common stock in connection with the merger.

Iora will be required to pay the Iora termination fee if the merger agreement is terminated by 1Life, upon written notice to Iora, if the Iora stockholder approval is not obtained by 11:59 p.m. Eastern Time on the second full business day following the effectiveness of this proxy statement/prospectus/consent solicitation statement.

Further, if the merger agreement is terminated for failure to obtain the 1Life stockholder approval, 1Life will be required to reimburse Iora for all reasonable out-of-pocket fees and expenses actually incurred by Iora up to $10 million as set forth in the merger agreement and, if requested by Iora in writing within three days of such termination, advance an amount no greater than any undrawn amount under the loan agreement.

Regulatory Approvals Required for the Merger (See page 111)

As more fully described in this proxy statement/prospectus/consent solicitation statement, the completion of the merger is subject to the expiration or earlier termination of the waiting period (and any extension thereof) applicable to the merger under the HSR Act.

Accounting Treatment (See page 120)

One Medical prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for using the acquisition method of accounting, with 1Life treated as the acquiror. Please see the section titled “Accounting Treatment” on page 120 of this proxy statement/prospectus/consent solicitation statement.

Listing of 1Life Common Stock (See page 111)

It is a condition to the completion of the merger that the 1Life common stock issuable in connection with the merger be approved for listing on Nasdaq. 1Life common stock is traded on Nasdaq under the symbol “ONEM”.

Appraisal Rights (See page 111)

Under Delaware law, the 1Life stockholders are not entitled to appraisal rights in connection with the issuance of shares of 1Life common stock in the merger pursuant to the terms of the merger agreement. The Iora stockholders are entitled to appraisal rights in connection with the merger in accordance with Section 262 of the DGCL. See the section titled “The Merger—Appraisal Rights” beginning on page 111 of this proxy statement/prospectus/consent solicitation statement.

Rights of Iora Stockholders Will Change as a Result of the Merger (See page 166)

As a result of the merger, Iora stockholders will become holders of shares of 1Life common stock, and their rights will be governed by the 1Life charter and the 1Life bylaws (instead of the Iora charter the Iora bylaws) and the DGCL. Following the merger, former Iora stockholders will have different rights as holders of 1Life common stock than they had as Iora stockholders due to differences in the organizational documents of 1Life and Iora. For additional information on stockholder rights, see the section titled “Comparison of Rights of 1Life Stockholders and Iora Stockholders” beginning on page 166 of this proxy statement/prospectus/consent solicitation statement.

The 1Life Special Meeting

The 1Life special meeting will be held at 9:00 a.m., local time, on August 27, 2021. At the 1Life special meeting, 1Life stockholders will be asked to consider and vote upon the following proposals:

•	the 1Life stock issuance proposal; and

•	the 1Life adjournment proposal.

You may vote at the 1Life special meeting if you owned shares of 1Life common stock at the close of business on July 13, 2021, the 1Life record date. You may cast one vote for each share of 1Life common stock that you owned as of the 1Life record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee. On the 1Life record date, there were outstanding a total of 137,790,439 shares of 1Life common stock held by 86 holders of record entitled to vote at the 1Life special meeting.

Approval of the 1Life stock issuance proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (provided that a quorum exists), in accordance with Nasdaq listing rules. Approval of the 1Life adjournment proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy at the 1Life special meeting (whether or not a quorum is present).

RISK FACTORS

In addition to the other information included and incorporated by reference into this proxy statement/prospectus/consent solicitation statement, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the adoption and approval of the merger agreement, in the case of Iora stockholders, or for the issuance of shares of 1Life common stock in connection with the merger, in the case of 1Life stockholders. In addition, you should read and consider the risks associated with each of the businesses of One Medical and Iora because these risks will also affect the combined company. For 1Life, these risks can be found in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021, which is filed with the SEC and incorporated by reference into this proxy statement/prospectus/consent solicitation statement. You should also read and consider the other information in this proxy statement/prospectus/consent solicitation statement and the other documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement. See the section titled “Where You Can Find More Information,” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement.

The risks described below and in the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement are certain material risks, although not the only risks, relating to the transaction and each of One Medical, Iora and the combined company. Such risks are not the only risks that One Medical or the combined company will face after the completion of the merger. The combined company will face all of the risks that Iora currently faces as a standalone company, described under the section titled “—Risks Related to Iora.” Additional risks and uncertainties not currently known or that are currently expected to be immaterial may also materially and adversely affect the business, financial condition and results of operations of One Medical or the surviving company or the market price of 1Life common stock following the completion of the merger.

Risk Factors Relating to the Merger

The merger may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the merger is subject to numerous conditions, including (1) the expiration or termination of any applicable waiting period under the HSR Act, (2) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part, (3) the approval by the Iora stockholders of the merger agreement proposal, (4) the approval by the 1Life stockholders of the 1Life stock issuance proposal, (5) the absence of any material change in any statute, regulation, official interpretation of any statute or regulation or judicial decision after the execution of the merger agreement that would prevent Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Iora, from issuing a written tax opinion to Iora dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (6) other customary closing conditions. See the section titled “The Merger Agreement—Conditions to Completion of the Merger.”

If the merger is not completed for any reason, including the failure to complete the merger by December 31, 2021 (or such later date to which such date may be extended in accordance with the terms of the merger agreement), the price of 1Life common stock may decline to the extent that the market price of 1Life common stock reflects or previously reflected positive market assumptions that the merger would be completed and the related benefits would be realized. In addition, 1Life and Iora have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the merger. These expenses must be paid regardless of whether the merger is consummated. If the merger is not consummated because the merger agreement is terminated, 1Life may be required under certain circumstances to pay Iora a termination fee of $50 million or Iora may be required under certain circumstances to pay 1Life a termination fee of $50 million. There is no assurance that the merger will be consummated. See the section titled “The Merger Agreement” beginning on page 56 of this proxy statement/prospectus/consent solicitation statement.

Because the exchange ratio is subject to adjustments pursuant to the merger agreement, and the market price of 1Life common stock will fluctuate, you cannot be sure of the value of the consideration that you will receive in the merger until the closing date of the merger.

In connection with the closing, Iora stockholders will be entitled to receive a fixed number of shares of 1Life common stock in the merger, rather than a number of shares of 1Life common stock with a particular fixed market value (subject to the adjustments). The fixed number of shares of 1Life common stock that will be issued will not be determined until the closing date of the merger based on cash, working capital, unpaid indebtedness and unpaid transaction expenses of Iora and may be subject to a post-closing adjustment.

In addition, the market price of the shares of 1Life common stock issuable in connection with the merger will fluctuate from its price on the date prior to the date the merger agreement was executed, the date of this proxy statement/prospectus/consent solicitation statement or the date on which Iora stockholders vote or execute the Iora written consent regarding the merger. The shares will not be adjusted to reflect any changes in the market prices of 1Life common stock and the market value of 1Life common stock issued in connection with the merger may be higher or lower than the market values of these shares on earlier dates.

Changes in the market price of 1Life common stock may result from a variety of factors that are beyond the control of One Medical, including changes in its business, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and other developments. Market assessments of the benefits of the merger, the likelihood that the merger will be completed. and general and industry-specific market and economic conditions may also have an effect on the market price of 1Life common stock. Changes in market price of 1Life common stock may also be caused by business impacts of the COVID-19 pandemic, fluctuations and developments affecting industry-specific and general economic and market conditions and may have an adverse effect on 1Life common stock prior to the consummation of the merger.

Iora is not permitted to terminate the merger agreement solely because of changes in the market price of 1Life common stock. You are urged to obtain an up-to-date price for 1Life common stock. There is no assurance that the merger will be completed, that there will not be a delay in the completion of the merger, or that all or any of the anticipated benefits of the merger will be obtained.

Required regulatory approvals may not be received, may take longer than expected to be received or may impose conditions that are not presently anticipated or cannot be met.

Completion of the merger is conditioned upon the expiration or termination of the waiting period applicable to the merger under the HSR Act. In deciding whether to grant some of these approvals, the relevant governmental entity will make a determination of whether, among other things, the merger is in the public interest. Although each of 1Life and Iora has agreed to use its respective reasonable best efforts to obtain the requisite governmental approvals, including preparing and filing all documentation to effect all necessary notices, reports and other filings related to obtaining HSR clearance, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding completion of the merger or of imposing additional costs or limitations on 1Life following completion of the merger, any of which might have an adverse effect on One Medical following completion of the merger.

In addition, neither 1Life nor Iora can provide any assurance that these conditions will not result in the abandonment of the merger. See the sections titled “The Merger—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions to Completion of the Merger” beginning on pages 111 and 71 of this proxy statement/prospectus/consent solicitation statement.

Failure to complete the merger could negatively affect the stock price of 1Life and the future business and financial results of One Medical and Iora.

If the merger is not completed, the ongoing businesses of Iora or One Medical may be adversely affected and One Medical and Iora will be subject to several risks, including the following:

•

the possibility that Iora could be required to pay 1Life a termination fee of $50 million, if the merger is terminated under qualifying circumstances, as described under the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;

•

the possibility that 1Life could be required to pay Iora a termination fee of $50 million, or be required to reimburse expenses up to $10 million and advance any undrawn amounts in accordance with the terms of the loan agreement, in each case, if the merger is terminated under qualifying circumstances, as described under the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;

•

the incurrence of costs and expenses relating to the proposed merger, such as financing, legal, accounting, financial advisor, filing, printing and mailing fees and expenses, including the potential expense reimbursement obligations described above;

•	the possibility of a change in the trading price of 1Life common stock to the extent current trading prices reflect a market assumption that the merger will be completed;

•	the possibility that One Medical or Iora could suffer potential negative reactions from their respective employees, enterprise clients, patients, members, vendors or partners; and

•

the possibility that One Medical or Iora could suffer adverse consequences associated with their respective management’s focus on the merger instead of on pursuing other opportunities that could have been beneficial to each company, in each case, without realizing any of the benefits contemplated by the merger.

In addition, if the merger is not completed, One Medical or Iora could be subject to litigation related to any failure to complete the merger or to perform their respective obligations under the merger agreement.

If the merger is not completed, 1Life and Iora cannot assure their stockholders that these risks will not materialize and will not materially affect the business and financial results of One Medical or Iora or 1Life’s stock price.

1Life stockholders will not be entitled to appraisal rights in the merger.

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Under the DGCL § 262(b), stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).

1Life stockholders will not be entitled to appraisal rights in the merger with respect to their shares of 1Life common stock.

One Medical and Iora are subject to various uncertainties, including litigation and requirements while the transaction is pending, that could adversely affect the business and operations of One Medical and Iora.

In connection with the merger, some enterprise clients, patients, members, vendors or partners of each of One Medical and Iora may delay or defer decisions or reduce their level of business with either or both of the companies, any of which could negatively affect the revenues, earnings, cash flows and expenses of One Medical and Iora, regardless of whether the merger is completed. Similarly, while reductions in force are not planned, current and prospective employees of One Medical and Iora may nevertheless experience uncertainty about their future roles with the combined company following the merger, which may materially and adversely affect the ability of each of One Medical and Iora to attract and retain key management, sales, marketing, operational and technical personnel during the pendency of the merger.

In addition, due to operating covenants in the merger agreement, each of One Medical and Iora may be unable, during the pendency of the merger, to pursue strategic transactions, undertake significant capital projects, undertake certain significant financing transactions and otherwise pursue other actions that are not in the ordinary course of business, even if such actions would prove beneficial. Any of these effects could adversely affect the ability to generate revenue at anticipated levels prior to the completion of the merger. Moreover, the pursuit of the merger and the preparation for the integration of the companies may place a significant burden on the management and personnel of both companies. The diversion of management’s attention away from operating the companies in the ordinary course could adversely affect One Medical’s and Iora’s financial results.

One Medical, Iora and their respective affiliates may also be involved in disputes, governmental and/or regulatory inspections, investigations and proceedings and litigation matters that arise from time to time. Litigation and investigations may result in substantial costs, settlement and judgments and may divert management’s attention and resources, which may substantially harm One Medical’s or Iora’s business, financial condition and results of operations. For example, One Medical recently entered into a settlement agreement relating to a previously disclosed class action complaint, which agreement remains subject to court approval. As previously disclosed, One Medical has received various information and document requests from governmental authorities, including states attorneys general, a U.S. congressional subcommittee, the Federal Trade Commission and state and local public health departments regarding One Medical’s vaccine administration practices and related matters. One Medical is responding to these requests as well as requests received from other governmental agencies, including with respect to One Medical’s compensation practices and membership generation during the relevant periods. Such inquiries and information requests remain ongoing and One Medical is unable to predict the outcome or timeline of these matters or if any additional requests, inquiries, investigations or other government actions may arise relating to such circumstances.

Current 1Life stockholders will have a reduced ownership and voting power in the combined company after the merger.

1Life expects to issue or reserve for issuance approximately 56.1 million shares of 1Life common stock to Iora stockholders in connection with the merger (including shares of 1Life common stock to be reserved in connection with outstanding Iora options). Based on the number of shares of 1Life common stock and Iora capital stock outstanding on July 13, 2021, the record date for the 1Life special meeting, and assuming no further issuances of Iora capital stock or 1Life common stock (including pursuant to option exercises), upon the completion of the merger, current 1Life stockholders and former Iora stockholders are expected to own approximately 28% and 72% of the total voting power of 1Life, respectively.

1Life stockholders and Iora stockholders currently have the right to vote for their respective directors and on certain other matters affecting their company. If and when the merger occurs, each 1Life stockholder will remain a stockholder of 1Life with a percentage ownership of 1Life that will be smaller than the stockholder’s percentage of 1Life prior to the merger (without considering such stockholder’s current ownership of Iora capital stock, if any). Correspondingly, each Iora stockholder who receives shares of 1Life common stock will become a holder of 1Life common stock with a percentage ownership of 1Life that will be smaller than the stockholder’s percentage ownership of Iora (without considering such stockholder’s current ownership of 1Life common stock). As a result, 1Life stockholders will have less voting power in 1Life than they currently have, and former Iora stockholders will have less voting power in 1Life than they now have with respect to Iora. Each of 1Life and Iora’s pre-merger stockholders respectively, as a group, will be able to exercise less influence over the management and policies of the combined company following the consummation of the merger than immediately prior to the consummation of the merger.

The shares of 1Life common stock to be received by Iora stockholders upon completion of the merger will have different rights from Iora common stock.

Upon completion of the merger, Iora stockholders will no longer be stockholders of Iora, but will instead become stockholders of 1Life, and their rights as 1Life stockholders will be governed by the terms of the 1Life charter and the 1Life bylaws. The terms of the 1Life charter and 1Life bylaws are in some respects materially different from the terms of the Iora charter and Iora bylaws, which currently govern the rights of Iora stockholders. See the section titled “Comparison of Rights of 1Life Stockholders and Iora Stockholders” beginning on page 166 of this proxy statement/prospectus/consent solicitation statement for a discussion of the different rights associated with shares of 1Life common stock and shares of Iora common stock.

The market price of shares of 1Life common stock may be affected by factors different from those that historically have affected shares of Iora capital stock and will continue to fluctuate after the merger.

Upon completion of the merger, holders of Iora capital stock will become holders of 1Life common stock. The business of One Medical differs from that of Iora in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of One Medical after the merger, as well as the market price of shares of 1Life common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Iora. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the 1Life common stock, regardless of One Medical’s actual operating performance. As a result, the market price of shares of 1Life common stock may fluctuate significantly following completion of the merger, and holders of Iora capital stock could lose some or all of the value of their investment in 1Life common stock.

Directors and executive officers of Iora have interests in the merger that may be different from, or in addition to, those of other Iora stockholders, which could have influenced their decisions to support or approve the merger.

In considering whether to approve the proposals by the Iora written consent, Iora stockholders should recognize that directors and executive officers of Iora have interests in the merger that may differ from, or that are in addition to, their interests as stockholders of Iora. The Iora Board was aware of these interests at the time it approved the merger agreement. These interests may cause Iora’s directors and executive officers to view the merger differently than you may view it as a stockholder. See the section titled “The Merger—Interests of Iora’s Directors and Executive Officers in the Merger” beginning on page 108 of this proxy statement/prospectus/consent solicitation statement.

The opinion obtained by the 1Life Board from its financial advisor does not and will not reflect changes in circumstances after the date of such opinions.

The 1Life Board received a written opinion dated June 6, 2021 from Morgan Stanley, its financial advisor, that the Aggregate Consideration (as defined below) to be paid by 1Life was fair, from a financial point of view, to 1Life, as of such date and based upon and subject to the assumption made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in such opinion. Changes in the operations or prospects of One Medical or Iora, general market and economic conditions and other factors that may be beyond the control of One Medical and Iora, and on which the above-described opinion was based, may alter the value of One Medical or Iora or the prices of shares of 1Life common stock or Iora capital stock by the time the merger is completed. 1Life has not obtained, and do not expect to request, an updated opinion from its financial advisor. The above-mentioned opinion does not speak to any date other than the date of the opinion. For a more complete description of the above-described opinion, see the section titled “The Merger—Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC”.

Due to the merger, the ability of 1Life to use Iora’s net operating losses to offset future taxable income may be restricted and these net operating losses could expire or otherwise be unavailable.

As of December 31, 2020, Iora had federal net operating loss carryforwards, which we refer to as NOLs, of approximately $293.0 million. In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-ownership change NOLs to offset future taxable income. As of December 31, 2020, Iora has not completed a Section 382 limitation study. If the merger is completed, Iora’s existing NOLs may be subject to limitations and 1Life may not be able to fully use NOLs generated prior to 2021 to offset future taxable income. In addition, if 1Life undergoes any subsequent ownership change, its ability to utilize NOLs would be limited.

If the merger does not qualify as a “reorganization” for U.S. federal income tax purposes, U.S. holders will be required to recognize gain or loss for U.S. federal income tax purposes at the time of the exchange of their Iora common stock (including Iora common stock deemed to be received immediately prior to the effective time on a conversion of Iora preferred stock) for the merger consideration in the merger.

The U.S. federal income tax consequences of the merger to U.S. holders (as defined under the section titled “Material U.S. Federal Income Tax Consequences”) will depend on whether the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.

As set forth in more detail in the section titled “Material U.S. Federal Income Tax Consequences”, it is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Counsel to each of the parties has opined that the merger will qualify as a reorganization, subject to the representations, assumptions and exclusions in such tax opinions, and assuming that the statements and facts concerning the merger set forth in this proxy statement/prospectus/consent solicitation statement, in the merger agreement, and in certain tax representation letters provided to counsel by Iora, 1Life and Merger Sub, are accurate.

However, there can be no assurance, that the Internal Revenue Service, which we refer to as the IRS, will not take a contrary position to the views expressed herein and the opinions of counsel or that a court will not agree with a contrary position of the IRS. If the merger fails to qualify as a reorganization or if any requirement for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, U.S. holders of Iora common stock would recognize gain or loss for U.S. federal income tax purposes on each share of Iora common stock surrendered in the merger in an amount equal to the difference between (1) the fair market value of the merger consideration received in exchange for such surrendered share upon completion of the merger and (2) the holder’s tax basis in the share of Iora common stock surrendered in the merger. Any gain or loss recognized would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Iora common stock exceeds one year at the effective time of the merger. Under current law, long-term capital gain of non-corporate U.S. holders (including individuals) is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. For a more complete discussion of the material U.S. federal income tax consequences of the merger, please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences”.

Risk Factors Relating to One Medical Following the Merger

1Life expects to incur substantial expenses related to the merger.

1Life expects to incur substantial expenses in connection with completing the merger and integrating the business, operations, networks, systems, technologies, policies and procedures of Iora with those of 1Life.

While 1Life has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of its integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. In addition, the combined company may need significant additional capital in the form of equity or debt financing to implement or expand its business plan and there can be no assurance that such capital will be available to the combined company on terms acceptable to it, or at all. If the combined company issues additional capital stock in the future in connection with financing activities, stockholders will experience dilution of their ownership interests and the per share value of the combined company’s common stock may decline. Due to these factors, the transaction and integration expenses could be greater or could be incurred over a longer period of time than 1Life currently expects.

Following the merger, One Medical and Iora may be unable to successfully integrate their businesses and realize the anticipated benefits of the merger.

The proposed transaction involves the merger of two companies which currently operate as independent companies. The combined company will be required to devote significant management attention and resources to integrating the business practices and operations of One Medical and Iora in order to effectively realize synergies as a combined company, including opportunities to maintain members as they become Medicare eligible, sign up incremental members, reduce combined costs, and reduce combined capital expenditures compared to both companies’ standalone plans. Potential difficulties the combined company may encounter in the integration process include the following:

•

the inability to successfully combine the businesses of One Medical and Iora in a manner that permits the combined company to realize the growth, operations and cost synergies anticipated to result from the merger, which would result in the anticipated benefits of the merger, including projected financial targets, not being realized in the time frames currently anticipated or previously disclosed or at all;

•

lost patients or members, or a reduction in the increase in patients or members as a result of certain enterprise clients, patients, members or partners of either of the two companies deciding to terminate or reduce their business with the combined company or not to engage in business in the first place;

•	a reduction in the combined company’s ability to recruit or maintain providers;

•	an inability of the combined company to maintain its health network partnerships or payer contracts at substantially the same terms;

•

the complexities associated with managing the larger combined businesses and integrating personnel from the two companies, while at the same time attempting to (i) provide consistent, high quality services under a unified culture and (ii) focus on other on-going transactions;

•	the additional complexities of combining two companies with different histories, regulatory restrictions, operating structures and markets;

•	the failure to retain key employees of either of the two companies;

•

compliance by One Medical with additional regulatory regimes and with the rules and regulations of additional regulatory entities, including the Centers for Medicare and Medicaid Services, which we refer to as CMS;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of the combined company’s management, the disruption of the combined company’s ongoing business or inconsistencies in the combined company’s services, standards, controls, procedures and policies, any of which could adversely affect the ability of the combined company to maintain relationships with enterprise clients, patients, members, vendors, partners, employees or providers or to achieve the anticipated benefits of the merger, or could otherwise adversely affect the business and financial results of the combined company.

If the combined company is unable to compete effectively, the results of operations of the combined company will be materially and adversely affected.

The market for healthcare solutions and services is highly fragmented and intensely competitive. Competitors of One Medical and Iora include a range of companies and providers, including traditional healthcare providers and medical practices that offer similar services, often at lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. The competitiveness of One Medical or Iora, whether separately or as a combined company, is based on factors including technology, innovation, performance, price, quality, reliability, brand, reputation, distribution, range of services, ease of use of services, enterprise client relationships, service and support, and security. If the combined company is unable to compete based on such factors, the combined company’s results of operations and business prospects could be harmed.

The combined company will have a large and complex service offering, addressing multiple stakeholders in the U.S. healthcare system, and will need to allocate financial, personnel and other resources across such services while competing with companies that have smaller portfolios or specialize in one or more of the combined company’s service lines. For example, prior to the merger, One Medical has not previously contracted with or derived significant revenue from Medicare, Medicare Advantage or CMS. As a result, the combined company may invest less in certain business areas than competitors do, and competitors may have greater financial, technical and marketing resources available to them compared to the resources allocated to the combined company’s products and services that compete against their products and services. Industry consolidation may also affect competition by creating larger, more homogeneous and potentially stronger competitors in the markets in which the combined company operates.

The combined company may face aggressive price competition and may have to lower prices of services to stay competitive, while simultaneously seeking to maintain or improve revenue and grow its customer base. The combined company’s cash flows, results of operations and financial condition may be adversely affected by these and other industry-wide pricing pressures.

Other Risks

The historical and unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus/consent solicitation statement may not be representative of One Medical’s results after the merger, and accordingly, you have limited financial information on which to evaluate the combined company.

One Medical and Iora will continue to operate as separate companies prior to the merger. One Medical and Iora have no prior history as a combined company. The historical financial statements of Iora may be different from those that would have resulted had Iora been operated as part of One Medical. The unaudited pro forma condensed combined financial information appearing elsewhere herein has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the merger been completed as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to allocate the aggregate consideration to Iora assets and liabilities. The aggregate consideration allocation reflected in the unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/consent solicitation statement is preliminary, and the final allocation of the aggregate consideration will be based upon the actual aggregate consideration and the fair value of the assets and liabilities of Iora as of the date of the completion of the merger. The unaudited pro forma condensed combined financial information does not (i) reflect future events that may occur after the merger, including the incurrence of costs related to the planned integration of Iora, any future non-recurring charges resulting from the merger and any termination of contracts by enterprise clients, patients, members, vendors or partners as a direct result of the merger, and (ii) consider potential effects of future market conditions on revenues or expense efficiencies. The unaudited pro forma financial information presented in this proxy statement/prospectus/consent solicitation statement is based in part on certain assumptions regarding the merger that One Medical believes are reasonable under the circumstances. One Medical cannot assure you that the assumptions will prove to be accurate over time.

If One Medical’s goodwill or other intangible assets become impaired, it may be required to record a significant charge to earnings.

As of March 31, 2021, a portion of One Medical’s total consolidated assets reflected on the consolidated balance sheet incorporated by reference into this proxy statement/prospectus/consent solicitation statement consisted of goodwill and intangible assets. Consummation of the merger is expected to result in One Medical recognizing additional goodwill and intangible assets on its consolidated balance sheet. See the section titled “Accounting Treatment” beginning on page 120 of this proxy statement/prospectus/consent solicitation statement. Intangible assets with finite lives will be amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Goodwill will not be amortized, but instead tested for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If One Medical’s goodwill or other intangible assets are determined to be impaired in the future, it may be required to record additional significant, non-cash charges to earnings during the period in which the impairment is determined to have occurred.

The One Medical and Iora prospective financial information is inherently subject to uncertainties.

While presented with numeric specificity, the One Medical and Iora prospective financial information provided in this document was prepared based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to One Medical’s or Iora’s business, as applicable) that are inherently subjective and uncertain and are largely beyond the control of the respective management of each. As a result, actual results may differ from the prospective financial information. Important factors that may affect actual results and cause these projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to One Medical’s or Iora’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods) and general industry, business, competitive, technological and economic conditions. For more information, see the section titled “The Merger—Unaudited Financial Information” beginning on page 92.

One Medical and Iora may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims could result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on One Medical’s and Iora’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect One Medical’s and Iora’s respective business, financial position and results of operations.

Risks Related to Iora

Iora has a history of significant losses and may not be profitable in future periods. If Iora remains a standalone business, it may need to raise additional capital required to grow its business and may not be able to raise capital on terms acceptable to it, or at all.

Iora’s revenue growth in recent periods should not be considered indicative of its future performance. Growing and operating Iora’s business will require significant cash outlays, capital expenditures and commitments to respond to business challenges and enhance Iora’s business’s operating infrastructure. Iora expects that its expenses will increase in future periods as it seeks to grow its business, and if its revenues do not sufficiently increase to offset these expected increases in operating expenses, Iora will continue to incur losses and will not become profitable. Iora has in the past and could in the future be required to seek additional capital, potentially through debt or equity financing, to fund its growth. Iora may not be able to raise needed cash on terms acceptable to it, or at all. Financing may be on terms that are dilutive or potentially dilutive to Iora’s stockholders, and the prices at which new investors would be willing to purchase its securities may be lower than the current per share value of Iora’s securities. The holders of new securities may also have rights, preferences or privileges which are senior to those of existing holders of Iora securities. Any failure to achieve profitability or raise necessary capital may materially and adversely affect Iora’s business, results of operations and financial condition. Additional information regarding Iora’s financial condition and risks associated therewith is further described in the financial pages to this proxy statement/prospectus/consent solicitation statement in the section titled “Iora Health, Inc. Consolidated Financial Statements” beginning on page F-1.

Iora is reliant upon health insurance plans in order to be reimbursed appropriately for the services it provides.

Iora, like most physician management groups, is reliant upon contracts with health insurance plans in order to receive reimbursement for its services. In particular, Iora relies on value-based contracts from health insurance plans. Those health insurance plans may become less open to signing contracts with Iora in the future or may use their market position to negotiate favorable contracts or place Iora at a competitive disadvantage. Iora’s business may be adversely affected by legislative initiatives aimed at or having the effect of reducing healthcare costs associated with Medicare and other changes in reimbursement policies.

Iora has relied and expects to continue to rely on contracts with a limited number of health insurance plans for a substantial portion of its revenues, and the loss of any of these health insurance plans would significantly harm Iora’s business, results of operations and financial condition.

Iora’s operations and revenues are dependent on a concentrated number of relationships and contracts with a small number of health insurance plans. A majority of Iora’s patients are covered by contracts with Iora’s largest health insurance plan partner, and the relationship with that health insurance plan is important to Iora’s business. Health insurance plans may terminate their contracts with Iora upon the occurrence of certain events. Iora expects that it will continue to depend upon a limited number of health insurance plans for its revenues for the foreseeable future. As a result, if Iora fails to successfully contract its services to one or more anticipated health insurance plans in any particular period or an anticipated health insurance plan contracts for fewer of Iora’s services or terminates its relationship with Iora, Iora’s business, results of operations and financial condition would be harmed.

Under most of Iora’s agreements with health insurance plans, Iora assumes some or all of the risk that the cost of providing services will exceed Iora’s compensation.

A majority of Iora’s total revenue for the years ended December 31, 2019 and, 2020, is capitated revenue, which, in the case of health insurance plans, is a pre-negotiated percentage of the premium that the health plan receives from CMS. While there are variations specific to each agreement, Iora generally contracts with health insurance plans to receive recurring per member per month revenue and assume the financial responsibility for the healthcare expenses of Iora’s patients. This type of contract is referred to as a “capitation” contract. To the extent that patients require more care than is anticipated and/or the cost of care increases, aggregate fixed compensation amounts, or capitation payments, may be insufficient to cover the costs associated with treatment. If medical costs and expenses exceed estimates, except in very limited circumstances, Iora will not be able to increase the fee received under these capitation agreements during their then-current terms and Iora could suffer losses with respect to such agreements. A significant decrease in the number of capitation arrangements could adversely affect Iora’s revenues and results of operation. In addition, while Iora maintains stop-loss insurance that helps protect Iora for medical claims per patient in excess of certain levels, future claims could exceed Iora’s applicable insurance coverage limits or potential increases in insurance premiums may require Iora to decrease its level of coverage.

Changes in Iora’s anticipated ratio of medical expense to revenue can significantly impact its financial results. Accordingly, the failure to adequately predict and control medical costs and expenses and to make reasonable estimates and maintain adequate accruals for incurred but not reported claims could have a material adverse effect on Iora’s business, results of operations, financial condition and cash flows. Additionally, the Medicare expenses of Iora’s patients may be outside of Iora’s control in the event that patients take certain actions that increase such expenses, such as unnecessary hospital visits.

Historically, Iora’s medical costs and expenses as a percentage of revenue have fluctuated. Factors that may cause medical expenses to exceed estimates include:

•	the health status of Iora’s patients;

•	higher levels of hospitalization among Iora’s patients;

•	higher than expected utilization of new or existing healthcare services or technologies;

•	an increase in the cost of healthcare services and supplies, whether as a result of inflation or otherwise;

•	changes to mandated benefits or other changes in healthcare laws, regulations and practices;

•	increased costs attributable to specialist physicians, hospitals and ancillary providers;

•	changes in the demographics of Iora’s patients and medical trends;

•	contractual or claims disputes with providers, hospitals or other service providers within and outside a health plan’s network;

•	the occurrence of catastrophes, major epidemics or pandemics, including COVID-19, or acts of terrorism; and

•	the reduction of health plan premiums.

A significant portion of Iora’s revenues are based on Medicare’s risk adjustment payment system and are subject to review and audit, which could result in material adverse impacts to Iora’s adjustments to its results of operations.

CMS has implemented a risk adjustment payment system for Medicare health plans to improve the accuracy of payments and establish appropriate compensation for Medicare plans that enroll and treat less healthy Medicare beneficiaries. CMS’s risk adjustment model bases a portion of the total CMS reimbursement payments on various clinical and demographic factors, including hospital inpatient diagnoses, diagnosis data from hospital outpatient facilities and physician visits, gender, age and Medicaid eligibility. CMS requires that all managed care companies capture, collect and report the necessary diagnosis code information to CMS, which information is subject to review and audit for accuracy by CMS. This risk adjustment payment system has an indirect impact on the payments Iora receives from its contracted Medicare Advantage payers. Although Iora, and the payers with which it contracts, have auditing and monitoring processes in place to collect and provide accurate risk adjustment data to CMS for these purposes, that program may not be sufficient to ensure accuracy.

If the risk adjustment data submitted by Iora or its payers incorrectly overstates the health risk of Iora’s patients, it might be required to return to the payer or CMS, overpayments and/or be subject to penalties or sanctions, or if the data incorrectly understates the health risk of Iora’s members, Iora might be underpaid for the care that it must provide to its patients, any of which could harm Iora’s reputation and have a negative impact on its results of operations and financial condition. CMS may also change the way that they measure risk, and the impact of any such changes could harm Iora’s business.

As a result of the COVID-19 pandemic, risk adjustment scores may also fall as a result of reduced data collection, decreased patient visits or delayed medical care and limitations on payments for certain telehealth services. As a result of the variability of factors affecting Iora’s patients’ risk scores, the actual payments Iora receives from its payers, after all adjustments, could be materially more or less than Iora’s estimates. Consequently, Iora’s estimate of its patients’ aggregate member risk scores for any period may result in favorable or unfavorable adjustments to its Medicare premium revenues, which may harm Iora’s results of operations.

There are significant risks associated with estimating the amount of revenues that Iora recognizes under its risk agreements with health insurance plans, and if its estimates of revenues are materially inaccurate, it could negatively impact the timing and the amount of Iora’s revenue recognition or have a material adverse effect on its business, results of operations, financial condition and cash flows.

There are significant risks associated with estimating the amount of revenues that Iora recognizes under its risk agreements with health insurance plans in a reporting period. The billing and collection process is complex due to ongoing insurance coverage changes, geographic coverage differences, differing interpretations of contract coverage and other payor issues, such as ensuring appropriate documentation. Determining applicable primary and secondary coverage for Iora’s patients, together with the changes in patient coverage that occur each month, requires complex, resource-intensive processes. Errors in determining the correct coordination of benefits may result in refunds to payors. Revenues associated with Medicare programs are also subject to estimating risk related to the amounts not paid by the primary government payor that will ultimately be collectible from other government programs paying secondary coverage, the patient’s commercial health insurance plan secondary coverage or the patient. Collections, refunds and payor retractions typically continue to occur for up to three years and longer after services are provided. If Iora’s estimates of revenues are inaccurate, it could negatively impact the timing and the amount of Iora’s revenue recognition and have a material adverse impact on Iora’s business, results of operations, financial condition and cash flows.

Reductions in Medicare reimbursement rates or changes in the rules governing the Medicare program could have a material adverse effect on Iora’s financial condition and results of operations.

Iora receives the majority of its revenues from Medicare, either through Medicare Advantage plans or directly, including through the Center for Medicare and Medicaid Innovation’s, which we refer to as CMMI’s, Global and Professional Direct Contracting Model, which we refer to as GPDC Model. In addition, many commercial payors base their reimbursement rates on the published Medicare rates or are themselves reimbursed by Medicare for the services Iora provides. As a result, Iora’s results of operations are, in part, dependent on the continuation of Medicare programs, including GPDC Model and Medicare Advantage, as well as the levels of government funding provided therewith. Any changes that limit or reduce GPDC, Medicare Advantage, or general Medicare reimbursement levels, such as reductions in or limitations of reimbursement amounts or rates under programs, reductions in funding of programs, expansion of benefits without adequate funding, elimination of coverage for certain benefits, or elimination of coverage for certain individuals or treatments under programs, could have a material adverse effect on Iora’s business, results of operations, financial condition and cash flows.

The Medicare program and its reimbursement rates and rules are subject to frequent change. These include statutory and regulatory changes, rate adjustments (including retroactive adjustments), administrative or executive orders and government funding restrictions, all of which may materially adversely affect the rates at which Medicare reimburses Iora for Iora’s services. Budget pressures often lead the federal government to reduce or place limits on reimbursement rates under Medicare. Implementation of these and other types of measures has in the past and could in the future result in substantial reductions in Iora’s revenues and operating margins. The final impact of the Medicare Advantage rates can vary from any estimate Iora may have and may be further impacted by the relative growth of Iora’s Medicare Advantage patient volumes across markets as well as by the benefit plan designs submitted. It is possible that Iora may underestimate the impact of the Medicare Advantage rates on its business, which could have a material adverse effect on its business, results of operations, financial condition and cash flows. In addition, Iora’s Medicare Advantage revenues may continue to be volatile in the future which could have a material adverse impact on Iora’s business, results of operations, financial condition and cash flows.

In addition, CMS often changes the rules governing the Medicare program, including those governing reimbursement. Changes that could adversely affect Iora’s business include:

•	administrative or legislative changes to base rates or the bases of payment;

•	limits on the services or types of providers for which Medicare will provide reimbursement;

•	changes in methodology for patient assessment and/or determination of payment levels;

•	the reduction or elimination of annual rate increases; or

•	an increase in co-payments or deductibles payable by beneficiaries.

Recent legislative, judicial and executive efforts to enact further healthcare reform legislation have caused many core aspects of the current U.S. health care system to be unclear. While specific changes and their timing are not yet apparent, enacted reforms and future legislative, regulatory, judicial, or executive changes, particularly any changes to the Medicare Advantage program, could have a material adverse effect on Iora’s business, results of operations, financial condition and cash flows.

There is additional uncertainty around the long-term future of CMMI’s GPDC Model in which Iora presently participates. The GPDC Model has been developed by CMMI as a means to test various financial risk-sharing arrangements in the Medicare program over a nearly six-year period, from April 1, 2021 through December 31, 2026. At the end of that nearly six-year period, CMMI may discontinue the GPDC Model, which may have a material adverse effect on Iora’s business.

The novel coronavirus disease 2019 (COVID-19) or other pandemic, epidemic, or outbreak of an infectious disease may have an adverse effect on Iora’s business, results of operations, financial condition and cash flows, the nature and extent of which are highly uncertain and unpredictable.

The severity, magnitude and duration of the current COVID-19 pandemic is uncertain. As of the date of this proxy statement/prospectus/consent solicitation statement, the extent to which the COVID-19 pandemic may impact Iora’s business, results of operations and financial condition remains uncertain. Furthermore, because of Iora’s business model, the full impact of the COVID-19 pandemic may not be fully reflected in Iora’s results of operations and overall financial condition until future periods.

Numerous state and local jurisdictions, including all markets where Iora operates, have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions have resulted in periods of remote operations at Iora’s headquarters and practices, work stoppages among some vendors and suppliers, slowdowns and delays, travel restrictions and cancellation of events and have restricted the ability of Iora’s front-line outreach teams to host and attend community events, among other effects, thereby negatively impacting Iora’s operations. Other disruptions or potential disruptions include restrictions on the ability of Iora’s personnel to travel; inability of Iora’s suppliers to manufacture goods and to deliver these to Iora on a timely basis, or at all; inventory shortages or obsolescence; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of Iora’s business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; business adjustments or disruptions of certain third parties; and additional government requirements or other incremental mitigation efforts. While the majority of such jurisdictions have generally lifted such orders and restrictions, the extent to which the COVID-19 pandemic impacts Iora’s business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In addition, the COVID-19 virus disproportionately impacts older adults, especially those with chronic illnesses, which describes many of Iora’s patients.

It is not currently possible to reliably project the direct impact of COVID-19 on Iora’s operating revenues and expenses. Key factors include the duration and extent of the outbreak or variants in areas in which Iora operates as well as societal and governmental responses. For instance, Iora experienced a year over year decrease in utilization of services related to in-person visits during March through December of 2020 and utilization may be impacted by future changes in COVID-19 infection rates. This could have the effect of deferring healthcare costs that Iora will need to incur in later periods and may also affect the health of patients who defer treatment, which may cause Iora’s costs to increase in the future. Further, as a result of the COVID-19 pandemic, Iora may experience slowed growth or a decline in new member demand. Iora also may experience increased internal and third-party medical costs as Iora provides care for patients suffering from COVID-19. This increase in costs may be particularly significant given the significant number of Iora’s patients who are under capitation agreements. Iora may also incur liabilities related to Iora’s operations during the COVID-19 pandemic.

In response to the COVID-19 pandemic, Iora made operational changes to the staffing and operations of Iora’s practices to minimize potential exposure to COVID-19. If the COVID-19 pandemic worsens, especially in regions where Iora has offices or practices, its business activities originating from affected areas could be adversely affected. Disruptive activities could include business closures in impacted areas, further restrictions on Iora’s employees’ and service providers’ ability to travel, impacts to productivity if Iora’s employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. Iora is unable to predict the effect that an increased focus on providing COVID-19 vaccines to Iora’s patients may have on Iora’s operations or financial results. Iora may take further actions that alter Iora’s business operations as may be required by local, state, or federal authorities or that Iora determines are in the best interests of Iora’s employees. Such measures could negatively affect Iora’s sales and marketing efforts, employee productivity or patient retention, any of which could harm Iora’s financial condition and business operations.

Due to the COVID-19 pandemic, Iora may not be able to document the health conditions of Iora’s patients as completely as Iora has in the past. Medicare pays capitation using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual patient. Payers with higher acuity patients receive more, and those with lower acuity patients receive less. Medicare requires that a patient’s health issues be documented annually regardless of the permanence of the underlying causes. Historically, this documentation was required to be completed during an in-person visit with a patient. As part of the Coronavirus Aid, Relief and Economic Security Act, Medicare is allowing documentation for conditions identified during video visits with patients. However, given the disruption caused by COVID-19, it is unclear whether Iora was able to document the health conditions of Iora’s patients as comprehensively as Iora did before the COVID-19 pandemic, which may adversely impact Iora’s revenue in future periods.

The COVID-19 pandemic could also cause Iora’s third-party data center hosting facilities and cloud computing platform providers, which are critical to Iora’s infrastructure, to shut down their business, experience security incidents that impact Iora’s business, delay or disrupt performance or delivery of services, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially and adversely affect Iora’s business. Further, the COVID-19 pandemic has resulted in Iora’s employees and those of many of its vendors working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, Iora’s employees’, and Iora’s vendors’ employees’, access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of Iora’s suppliers and vendors upon which Iora’s platform and business operations relies, could interrupt Iora’s ability to provide its platform, decrease the productivity of Iora’s workforce, and significantly harm Iora’s business operations, financial condition, and results of operations.

Iora’s platform and the other systems or networks used in Iora’s business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact Iora’s platform, the proprietary and other confidential data contained therein or otherwise stored or processed in Iora’s operations, and ultimately its business. Any actual or perceived security incident also may cause Iora to incur increased expenses to improve its security controls and to remediate security vulnerabilities.

The extent and continued impact of the COVID-19 pandemic on Iora’s business and future results will depend on certain developments, including: the duration and spread of the outbreak and any variants; future government responses to the pandemic; the impact on Iora’s patients; the availability and efficacy of available vaccines, including against variants; the impact on industry, or employee events; and the effect on Iora’s partners and supply chains, all of which are uncertain and cannot be predicted. Because of Iora’s business model, the full impact of the COVID-19 pandemic may not be fully reflected in Iora’s results of operations and overall financial condition until future periods.

To the extent the COVID-19 pandemic adversely affects Iora’s business and financial results, it may also have the effect of heightening many of the other risks described in this “—Risk Related to Iora” section, including, but not limited to, those relating to cyber-attacks and security vulnerabilities, interruptions or delays due to third parties or Iora’s ability to raise additional capital or generate sufficient cash flows necessary to fulfill Iora’s obligations under Iora’s existing indebtedness or to expand Iora’s operations.

Iora primarily depends on reimbursements by third-party payers, as well as payments by individuals, which could lead to delays and uncertainties in the reimbursement process.

The reimbursement process is complex and can involve lengthy delays. Although Iora recognizes revenue when Iora provides services to its patients, Iora may from time to time experience delays in receiving the associated capitation payments or, for Iora’s patients on fee-for-service arrangements, the reimbursement for the service provided. In addition, third-party payers may disallow, in whole or in part, requests for reimbursement based on determinations that the member is not eligible for coverage, certain amounts are not reimbursable under plan coverage or were for services provided that were not medically necessary or additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third-party payers. As described below, Iora is subject to claims reviews and/or audits by such payers, including governmental audits of Iora’s Medicare claims, and may be required to repay these payers if a finding is made that Iora was incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause Iora to incur additional borrowing costs. Third-party payers are also increasingly focused on controlling healthcare costs, and such efforts, including any revisions to reimbursement policies, may further complicate and delay Iora’s reimbursement claims.

Iora’s revenues and operations are dependent upon a limited number of key existing payers and Iora’s continued relationship with those payers, and disruptions in those relationships (including renegotiation, non-renewal or termination of capitation agreements) or the inability of such payers to maintain their contracts with CMS could adversely affect Iora’s business.

Iora’s operations are dependent on a concentrated number of payers with whom Iora contracts to provide services to patients. Contracts with one of such payers accounted for 97% of total revenues for the years ended December 31, 2019 and 2020. Certain of these payers also compensate Iora for clinical start-up costs, administration and ongoing coordination of care activities. The loss of revenue from these contracts could have a material adverse effect on Iora’s business, results of operations, financial condition and cash flows. Iora believes that a majority of its revenues will continue to be derived from a limited number of key payers, who may terminate their contracts with Iora for convenience on short-term notice, or upon the occurrence of certain events. The loss of any of Iora’s payer partners or the renegotiation of any of Iora’s payer contracts could adversely affect Iora’s operating results. In the ordinary course of business Iora engages in active discussions and renegotiations with payers in respect of the services Iora provides and the terms of Iora’s payer agreements. As the payers’ businesses respond to market dynamics and financial pressures, and as payers make strategic business decisions in respect of the lines of business they pursue and programs in which they participate, certain of Iora’s payers may seek to renegotiate or terminate their agreements with Iora. These discussions could result in reductions to the fees and changes to the scope of services contemplated by Iora’s original payer contracts and consequently could negatively impact Iora’s revenues, business and prospects.

Because Iora relies on a limited number of payers for a significant portion of Iora’s revenues, Iora depends on the creditworthiness of these payers. Iora’s payers are subject to a number of risks, including reductions in payment rates from governmental programs, higher than expected health care costs and lack of predictability of financial results when entering new lines of business, particularly with high-risk populations. If the financial condition of Iora’s payer partners declines, Iora’s credit risk could increase. Should one or more of Iora’s significant payer partners declare bankruptcy, be declared insolvent or otherwise be restricted by state or federal laws or regulation from continuing in some or all of their operations, this could adversely affect Iora’s ongoing revenues, the collectability of Iora’s accounts receivable, its bad debt reserves and its net income. If a plan with which Iora contracts loses its Medicare contracts with CMS, receives reduced or insufficient government reimbursement under the Medicare program, decides to discontinue its Medicare Advantage and/or commercial plans, decides to contract with another company to provide capitated care services to its patients, or decides to directly provide care, Iora’s contract with that plan could be at risk and Iora could lose revenue.

Negative publicity regarding the managed healthcare industry generally could adversely affect Iora’s results of operations or business.

Negative publicity regarding the managed healthcare industry generally, or the Medicare Advantage program in particular, may result in increased regulation and legislative review of industry practices that further increase its costs of doing business and adversely affect Iora’s results of operations or business by:

•	requiring Iora to change or increase its products and services provided to patients;

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increasing the regulatory, including compliance, burdens under which Iora operates, which, in turn, may negatively impact the manner in which Iora provides services and increase its costs of providing services;

•

adversely affecting Iora’s ability to market Iora’s products or services through the imposition of further regulatory restrictions regarding the manner in which plans and providers market to Medicare Advantage enrollees; or

•	adversely affecting Iora’s ability to attract and retain patients.

If Iora fails to manage its growth effectively, Iora may be unable to execute its business plan, maintain high levels of service and member satisfaction or adequately address competitive challenges.

Iora has experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on Iora’s management and its operational and financial resources. Additionally, Iora’s organizational structure may become more complex as Iora improves its operational, financial and management controls, as well as Iora’s reporting systems and procedures. Iora may require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Iora must effectively increase Iora’s headcount and continue to effectively train and manage Iora’s employees. Iora will be unable to manage Iora’s business effectively if it is unable to alleviate the strain on resources caused by growth in a timely and successful manner. If Iora fails to effectively manage Iora’s anticipated growth and change, the quality of its services may suffer, which could negatively affect Iora’s brand and reputation and harm its ability to attract and retain patients and employees.

In addition, as Iora expands its business, it is important that Iora continues to maintain a high level of member service and satisfaction. As Iora’s member base continues to grow, Iora will need to expand its medical, member services and other personnel and Iora’s network of partners to provide personalized member service. If Iora is not able to continue to provide high quality medical care with high levels of member satisfaction, Iora’s reputation, as well as Iora’s business, results of operations and financial condition could be adversely affected.

Iora has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as Iora continues to grow its business. Iora expects its operating expenses to increase significantly over the next several years as Iora continues to hire additional personnel, expand Iora’s operations and infrastructure, and continue to expand to reach more patients. These investments may be more costly than Iora expects, and if Iora does not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in Iora’s business. If Iora’s growth rate were to decline significantly or become negative, it could adversely affect Iora’s financial condition and results of operations. If Iora is not able to achieve or maintain positive cash flow in the long term, Iora may require additional financing, which may not be available on favorable terms or at all and/or which could be dilutive to Iora’s stockholders. If Iora is unable to successfully address these risks and challenges as Iora encounters them, Iora’s business, results of operations and financial condition would be adversely affected. Iora’s failure to achieve or maintain profitability could negatively impact the value of Iora’s securities.

Iora must attract and retain highly qualified personnel in order to execute its growth plan.

Competition for highly qualified personnel is intense, especially for physicians and other medical professionals who are experienced in providing care services to older adults. Iora has, from time to time, experienced, and Iora expects to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies and healthcare providers with which Iora competes for experienced personnel have greater resources than Iora has. If Iora hires employees from competitors or other companies or healthcare providers, their former employers may attempt to assert that these employees or Iora has breached certain legal obligations, resulting in a diversion of Iora’s time and resources. If Iora fails to attract new personnel or fails to retain and motivate Iora’s current personnel, Iora’s business and future growth prospects could be harmed.

Iora’s business depends on Iora’s ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of Iora’s information technology and other business systems.

Iora’s business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data Iora uses to serve its patients, support its care teams and operate its business. Because of the large amount of data that Iora collects and manages, it is possible that hardware failures or errors in Iora’s systems could result in data loss or corruption or cause the information that Iora collects to be incomplete or contain inaccuracies that Iora’s partners regard as significant. If Iora’s data were found to be inaccurate or unreliable due to fraud or other error, or if Iora, or any of the third-party service providers Iora engages, were to fail to maintain information systems and data integrity effectively, Iora could experience operational disruptions that may impact Iora’s patients and care teams and hinder Iora’s ability to provide services, establish appropriate pricing for services, retain and attract patients, manage Iora’s member risk profiles, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things.

Iora’s information technology strategy and execution are critical to its continued success. Iora must continue to invest in long-term solutions that will enable it to anticipate patient needs and expectations, enhance the patient experience, act as a differentiator in the market and protect against cybersecurity risks and threats. Iora’s success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support Iora’s business processes in a cost-efficient and resource-efficient manner. Increasing regulatory and legislative changes will place additional demands on Iora’s information technology infrastructure that could have a direct impact on resources available for other projects tied to Iora’s strategic initiatives. In addition, recent trends toward greater patient engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. Iora must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede Iora’s ability to deliver services in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Iora’s failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of Iora’s information technology and other business systems could adversely affect Iora’s results of operations, financial position and cash flow.

Data security breaches, loss of data and other disruptions could compromise sensitive information related to Iora’s business or its patients or prevent Iora from accessing critical information and expose Iora to liability, which could adversely affect Iora’s business and Iora’s reputation.

In the ordinary course of Iora’s business, Iora collects, stores, uses and discloses sensitive data, including protected health information, which we refer to as PHI, and other types of personal data or personally identifiable information, which we refer to as PII, relating to Iora’s employees, patients and others. Iora also processes and stores, and uses third-party service providers to process and store, sensitive information, including intellectual property, confidential information and other proprietary business information. Iora manages and maintains such sensitive data and information utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems.

Iora is highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this sensitive data and information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of such sensitive data or information, causing PHI or other PII to be accessed or acquired without authorization or to become publicly available. Iora utilizes third-party service providers for important aspects of the collection, storage, processing and transmission of employee, user and member information, and other confidential and sensitive information, and therefore relies on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI, other PII and other sensitive information, Iora and its service providers collect, store, transmit, and otherwise process, the security of Iora’s technology platform and other aspects of Iora’s services, including those provided or facilitated by Iora’s third-party service providers, are important to Iora’s operations and business strategy. Iora takes certain administrative, physical and technological safeguards to address these risks, such as by requiring contractors and other third-party service providers who handle this PHI, other PII and other sensitive information for Iora to enter into agreements that contractually obligate them to use reasonable efforts to safeguard such PHI, other PII, and other sensitive information. Measures taken to protect Iora’s systems, those of Iora’s contractors or third-party service providers, or the PHI, other PII, or other sensitive information Iora or contractors or third-party service providers process or maintain, may not adequately protect Iora from the risks associated with the collection, storage, processing and transmission of such sensitive data and information. Iora may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite Iora’s implementation of security measures, cyber-attacks are becoming more sophisticated and frequent. As a result, Iora or its third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, member information, including PHI or other PII, or other sensitive information Iora or Iora’s contractors or third-party service providers maintain or otherwise process, could harm Iora’s reputation, compel Iora to comply with breach notification laws, cause Iora to incur significant costs for remediation, fines, penalties, notification to individuals and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and require Iora to verify the accuracy of database contents, resulting in increased costs or loss of revenue.

If Iora is unable to prevent or mitigate such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that Iora has been unable to do so, Iora’s operations could be disrupted, Iora may be unable to provide access to Iora’s systems, and Iora could suffer a loss of patients, and Iora may as a result suffer loss of reputation, adverse impacts on member and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased harm.

Any such breach or interruption of Iora’s systems or those of any of Iora’s third-party service providers could compromise Iora’s networks or data security processes and sensitive information could be made inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims, proceedings or liability under laws and regulations that protect the privacy of member information or other personal information, such as the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which we refer to as HIPAA, and their implementing regulations and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt Iora’s operations, including Iora’s ability to perform its services, access member health information, collect, process, and prepare company financial information, provide information about Iora’s current and future services and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of Iora’s trade secrets and other proprietary information, which could adversely affect Iora’s business and competitive position. While Iora maintains insurance covering certain security and privacy damages and claim expenses, Iora may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

If Iora is unable to obtain, maintain and enforce intellectual property protection for Iora’s content or if the scope of Iora’s intellectual property protection is not sufficiently broad, Iora’s business may be adversely affected.

Iora’s business depends on certain internally developed content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of Iora’s business. Iora relies on a combination of trademark, trade-secret, and copyright laws and confidentiality procedures and contractual provisions to protect Iora’s intellectual property rights in Iora’s internally developed content. Iora may, over time, increase its investment in protecting Iora’s intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending Iora’s rights. These measures, however, may not be sufficient to offer Iora meaningful protection. If Iora is unable to protect Iora’s intellectual property and other rights, particularly with respect to Chirp, the electronic health records system Iora created and maintains, Iora’s competitive position and Iora’s business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that Iora has incurred. Any of Iora’s owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, Iora’s trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or Iora’s intellectual property rights may not be sufficient to permit Iora to take advantage of current market trends or otherwise to provide Iora with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of Iora’s intellectual property is difficult and costly. From time to time, Iora seeks to analyze its competitors’ services, and may in the future seek to enforce Iora’s rights against potential infringement. However, the steps Iora has taken to protect its intellectual property rights may not be adequate to prevent infringement or misappropriation of Iora’s intellectual property. Iora may not be able to detect unauthorized use of, or take appropriate steps to enforce, Iora’s intellectual property rights. Any inability to meaningfully protect Iora’s intellectual property rights could result in harm to Iora’s ability to compete and reduce demand for Iora’s services. Moreover, Iora’s failure to develop and properly manage new intellectual property could adversely affect Iora’s market positions and business opportunities. Also, some of Iora’s services rely on technologies and software developed by or licensed from third parties, and Iora may not be able to maintain its relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite Iora’s efforts, it may be unable to obtain and maintain the intellectual property rights necessary to provide Iora with a competitive advantage. Iora’s failure to obtain, maintain and enforce Iora’s intellectual property rights could therefore have a material adverse effect on Iora’s business, financial condition and results of operations.

Iora is subject to government regulation.

Iora’s primary business is regulated by federal and state governments. The laws and regulations promulgated by these governments, along with the terms of Iora’s contracts, regulate how it does business, what services Iora offers, and how Iora interacts with Iora’s patients, other providers and the public. Compliance with these evolving regulations and requires significant management time and attention including with regard to privacy and data security regulations and related controls and procedures. It is possible that future legislation or regulations promulgated at the federal or state level could adversely affect Iora’s business or could change the operating environment of the facilities in which Iora’s affiliated physicians provide services. Regulatory changes that decrease Iora’s reimbursement rates or increase Iora’s operating costs could reduce Iora’s revenues and profitability and otherwise adversely affect Iora’s operating results.

Iora faces inspections, reviews, audits and investigations under federal and state government programs and contracts. These audits could have adverse findings that may negatively affect Iora’s business, including Iora’s results of operations, liquidity, financial condition and reputation.

As a result of Iora’s participation in the Medicare program, Iora is subject to various governmental inspections, reviews, audits and investigations to verify Iora’s compliance with the program and applicable laws and regulations. Payers may also reserve the right to conduct audits. Iora also periodically conducts internal audits and reviews of Iora’s regulatory compliance. An adverse inspection, review, audit or investigation could result in:

•	refunding amounts Iora has been paid pursuant to the Medicare program or from payers;

•	state or federal agencies imposing fines, penalties and other sanctions on Iora;

•	temporary suspension of payment for new patients to the facility or agency;

•	decertification or exclusion from participation in the Medicare program or one or more payer networks;

•	self-disclosure of violations to applicable regulatory authorities;

•	damage to Iora’s reputation;

•	the revocation of a facility’s or agency’s license; and

•	loss of certain rights under, or termination of, Iora’s contracts with payers.

Iora will likely in the future be required to refund amounts it has been paid and/or pay fines and penalties as a result of these inspections, reviews, audits and investigations. If adverse inspections, reviews, audits or investigations occur and any of the results noted above occur, it could have a material adverse effect on Iora’s business and operating results. Furthermore, the legal, document production and other costs associated with complying with these inspections, reviews, audits or investigations could be significant.

Iora may be subject to legal proceedings and litigation, including intellectual property, privacy and medical malpractice disputes, which are costly to defend and could materially harm Iora’s business and results of operations.

Iora has been and may in the future be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. Iora may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding data privacy, security, labor and employment, consumer protection and intellectual property infringement, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. Iora may also face allegations or litigation related to Iora’s acquisitions, securities issuances or business practices, including public disclosures about Iora’s business. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and include claims for injunctive relief. Additionally, Iora’s litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require Iora to modify Iora’s services or require it to stop serving certain patients or geographies, all of which could negatively impact Iora’s geographic expansion and revenue growth. Iora may also become subject to periodic audits, which would likely increase its regulatory compliance costs and may require Iora to change Iora’s business practices, which could negatively impact Iora’s revenue growth. Managing legal proceedings, litigation and audits, even if Iora achieves favorable outcomes, is time-consuming and diverts management’s attention from Iora’s business.

The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that Iora’s expectations will prove correct, and even if these matters are resolved in Iora’s favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm Iora’s reputation, business, financial condition and results of operations.

Iora also may be subject to lawsuits under the False Claims Act and comparable state laws for submitting allegedly fraudulent or otherwise inappropriate bills for services to the Medicare program. These lawsuits, which may be initiated by government authorities as well as private party relators, can involve significant monetary damages, fines, attorney fees and the award of bounties to private plaintiffs who successfully bring these suits, as well as to the government programs. In recent years, government oversight and law enforcement have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse.

Furthermore, Iora’s business exposes Iora to potential medical malpractice, professional negligence or other related actions or claims that are inherent in the provision of healthcare services. These claims, with or without merit, could cause Iora to incur substantial costs, and could place a significant strain on Iora’s financial resources, divert the attention of management from Iora’s core business, harm Iora’s reputation and adversely affect Iora’s ability to attract and retain patients, any of which could have a material adverse effect on Iora’s business, financial condition and results of operations.

Although Iora maintains third-party directors’ and officers’ and professional liability insurance coverage, it is possible that claims against Iora may exceed the coverage limits of Iora’s insurance policies. Even if any professional liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which Iora is responsible. Professional liability claims in excess of applicable insurance coverage could have a material adverse effect on Iora’s business, financial condition and results of operations. In addition, any professional liability claim brought against Iora, with or without merit, could result in an increase of Iora’s professional liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and Iora cannot guarantee that Iora will be able to obtain insurance coverage in the future on terms acceptable to Iora or at all. If Iora’s costs of insurance and claims increase, then Iora’s earnings could decline.

Other Risks Related to One Medical’s Business and Iora’s business

One Medical’s business is, and following completion of the transaction One Medical will continue to be, subject to the risks described above and in 1Life’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as updated by subsequent Quarterly Reports on Form 10-Q, including 1Life’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021, and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus/consent solicitation statement. See the section titled “Where You Can Find More Information” beginning on page 177 for the location of information incorporated by reference in this proxy statement/prospectus/consent solicitation statement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/consent solicitation statement and the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement contain certain express and implied forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include, but are not limited to, statements regarding expected timing, completion and effects of the merger. All statements contained in this proxy statement/prospectus/consent solicitation statement other than statements of historical facts are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, and you should not rely upon the forward-looking statements as predictions of future events. The future events and trends discussed in this proxy statement/prospectus/consent solicitation statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed merger, satisfaction of closing conditions precedent to the consummation of the proposed merger, potential delays in consummating the merger, the ability of 1Life to timely and successfully achieve the anticipated benefits or synergies of the merger and the impact of health epidemics, including the COVID-19 pandemic, on the parties’ respective businesses and the actions the parties may take in response. Except to the extent required by law, 1Life does not undertake to update any of these forward-looking statements after the date of this proxy statement/prospectus/consent solicitation statement to conform these statements to actual results or revised expectations.

Forward-looking statements are found at various places throughout this proxy statement/prospectus/consent solicitation statement, including in the sections titled “The Merger—Unaudited Financial Information” and “Risk Factors.” Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in 1Life’s filings with the SEC, including 1Life’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as updated by subsequent Quarterly Reports on Form 10-Q. These important factors also include those set forth under the section titled “Risk Factors” in this proxy statement/prospectus/consent solicitation statement as well as, among others, risks and uncertainties relating to:

•	the occurrence of any event, change, or other circumstances that could delay or prevent closing of the proposed merger or give rise to the termination of the merger agreement;

•	the expected financial condition, results of operations, earnings outlook and prospects of One Medical, Iora and the combined company following completion of the merger;

•

the ability of One Medical and Iora to maintain relationships with their respective employees, providers, vendors, partners, patients, members or enterprise clients as a result of the uncertainty surrounding the merger;

•

the timing, outcome and results of integrating the operations of One Medical with those of Iora and the timing and outcome of anticipated benefits or potential synergies, including realization of projected financial targets, from combining the companies;

•

the possibility that 1Life or Iora may be unable to obtain stockholder approval as required for the transaction or that the other conditions to the closing of the transaction may not be satisfied, including that a governmental entity may prohibit, delay, or refuse to grant regulatory approval for the consummation of the proposed merger;

•	risks that the transaction disrupts current plans and operations of One Medical or Iora, including the diversion of management time and other resources to transaction-related matters;

•	the ability to timely recognize the benefits of the transaction, if at all;

•	the amount of the costs, fees, expenses and charges related to the transaction;

•	uncertainty as to the long-term value of 1Life’s common stock;

•	changes in merger-related transaction costs, the amount of fees paid to financial advisors and the potential payments to Iora’s executive officers in connection with the merger; and

•	the outcome of any legal proceedings that have been or may be instituted against 1Life, Iora, or others following announcement of the transactions contemplated by the merger agreement.

Due to these risks and uncertainties, there can be no assurance that the proposed merger or any other transaction described herein will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for 1Life or Iora to identify all such factors nor can 1Life or Iora predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, 1Life and Iora undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or otherwise. Furthermore, any information about the intentions of 1Life, Iora or, following the merger, the combined company contained in any of their respective forward-looking statements reflect their intentions as of the date of such forward-looking statements, and are based upon, among other things, existing regulatory, technological, industry, competitive, economic and market conditions, and their assumptions as of such date. 1Life, Iora or, following the merger, the combined company may change their intentions, strategies or plans at any time and without notice, based upon any changes in such factors or assumptions or otherwise.

In addition, statements that “1Life believes,” “Iora believes,” “we believe” and similar statements reflect 1Life’s and Iora’s beliefs and opinions on the relevant subject. These statements are based upon information available to 1Life or Iora, as the case may be, as of the date of this proxy statement/prospectus/consent solicitation statement, and while 1Life or Iora, as the case may be, believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements as predictions of future events.

Market and Industry Data

This proxy statement/prospectus/consent solicitation statement contains estimates and information concerning One Medical’s and Iora’s industry and business, including estimated market size, and projected growth rates of the markets in which we participate. Unless otherwise expressly stated, One Medical and Iora obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.

This information involves a number of assumptions and limitations. Although 1Life and Iora believe the third-party market position, market opportunity and market size data included in this proxy statement/prospectus/consent solicitation statement are reliable, they have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which One Medical and Iora operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” or with similar headings in 1Life’s filings with the SEC, including 1Life’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as updated by subsequent Quarterly Reports on Form 10-Q. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE 1LIFE SPECIAL MEETING

Date, Time and Place of the 1Life Special Meeting

The special meeting of 1Life stockholders will be held virtually on August 27, 2021, at 9:00 a.m., local time.

Purpose of the 1Life Special Meeting

At the 1Life special meeting, 1Life stockholders will be asked to consider and vote upon the following proposals:

•

To approve the issuance of 1Life common stock to Iora stockholders in connection with the merger contemplated by the Agreement and Plan of Merger, dated June 6, 2021, among 1Life Healthcare, Inc., SB Merger Sub, Inc., Iora Health, Inc. and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora, as such agreement may be amended from time to time, a copy of which is attached as Annex A to the proxy statement/prospectus/consent solicitation statement accompanying this notice. We refer to this proposal as the 1Life stock issuance proposal.

•

To approve adjournments of the 1Life special meeting, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes to approve the 1Life stock issuance proposal. We refer to this proposal as the 1Life adjournment proposal.

Recommendation of the 1Life Board

At a meeting of the 1Life Board held on June 6, 2021, the 1Life Board determined that the merger agreement and the transactions contemplated thereby, including the issuance of 1Life common stock to the Iora stockholders in connection with the merger, are in the best interests of 1Life and its stockholders, and approved the merger agreement and the merger, the execution of the merger agreement and the consummation of the transactions contemplated thereby. Such determination, approval and recommendation were made unanimously by the 1Life Board.

The 1Life Board recommends that 1Life stockholders vote “FOR” the 1Life stock issuance proposal and “FOR” the 1Life adjournment proposal.

Record Date for the 1Life Special Meeting; Stock Entitled to Vote

Only holders of record of shares of 1Life common stock at the close of business on July 13, 2021, the record date for the 1Life special meeting, will be entitled to notice of, and to vote at, the 1Life special meeting and any postponements or adjournments thereof. You may cast one vote for each share of 1Life common stock that you owned as of the 1Life record date, including (i) shares held directly in your name as the stockholder of record and (ii) shares held for you as the beneficial owner in street name through a broker, bank, or other nominee.

On the 1Life record date, there were outstanding a total of 137,790,439 shares of 1Life common stock entitled to vote at the 1Life special meeting.

Solicitation of Proxies; Revocability of Proxies

The cost of proxy solicitation for the 1Life special meeting and expenses for the filing, printing and mailing of this proxy statement/prospectus/consent solicitation statement will be borne by 1Life. In addition to the use of the mail, proxies may be solicited by officers and directors and regular employees of 1Life, without additional remuneration, by personal interview, telephone, electronic communication or otherwise. 1Life will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record on the 1Life record date and will provide customary reimbursement to such firms for the cost of forwarding these materials. 1Life has retained MacKenzie Partners, Inc. to assist in its solicitation of proxies and has agreed to pay them a fee of $20,000, plus reasonable expenses, for these services.

If you are a holder of record on the record date for the 1Life special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the 1Life special meeting. You can revoke your proxy in one of four ways:

•	you can send a signed notice of revocation;

•	you can grant a new, valid proxy bearing a later date;

•	you can vote again by telephone or the Internet at a later time; or

•

if you are a holder of record, you can virtually attend the special meeting and vote at the meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy virtually, but your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must provide your notice of revocation or your new proxy to the Secretary of 1Life prior to your shares being voted. If your shares are held in street name by your broker or nominee, you should contact them to change your vote.

Quorum

The holders of a majority in voting power of the total number shares of 1Life common stock issued and outstanding and entitled to vote as of the close of business on the 1Life record date must be present virtually, by remote communication or represented by proxy to constitute a quorum to conduct the 1Life special meeting. All shares of 1Life common stock represented at the 1Life special meeting, including abstentions and broker non-votes (shares held by a broker or nominee that are represented at the meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal), will be treated as present for purposes of determining the presence or absence of a quorum to conduct the 1Life special meeting.

Vote Required

•

1Life Stock Issuance Proposal. Approval of the 1Life stock issuance proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (provided that a quorum exists), in accordance with Nasdaq listing rules.

•

1Life Adjournment Proposal. Approval of the 1Life adjournment proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (whether or not a quorum is present).

The 1Life bylaws provide that the chairperson of the 1Life special meeting may, if necessary, adjourn the 1Life special meeting for the purpose of soliciting additional proxies (whether or not a quorum exists).

1Life Voting Agreements

On June 6, 2021, simultaneously with the execution and delivery of the merger agreement, the 1Life specified stockholders entered into the 1Life voting agreements, pursuant to which the 1Life specified stockholders have agreed to, among other things, vote their respective shares of 1Life common stock in favor of the approval of the issuance of shares of 1Life common stock pursuant to the merger agreement. The 1Life specified stockholders currently beneficially own an aggregate of approximately 15% of the shares of 1Life common stock outstanding. As of the record date for the 1Life special meeting, the 1Life specific stockholders owned an aggregate of approximately 15% of the voting power of the outstanding 1Life common stock calculated in the aggregate. The forms of 1Life voting agreement are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Abstentions and Broker Non-Votes

If you are a 1Life stockholder, abstentions have the effect of a vote against the stock issuance proposal and, if necessary, the adjournment proposal. Broker “non-votes” have no effect on the outcome of the stock issuance proposal or the 1Life adjournment proposal. Shares of 1Life common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal. If you fail to cast a vote or deliver a proxy card, it will also make it more difficult to meet the quorum requirement with respect to organizing the meeting.

Voting Power of 1Life’s Directors and Executive Officers

On the 1Life record date, 5.9% of the outstanding 1Life common stock was held by 1Life directors and executive officers and their respective affiliates. 1Life currently expects that its directors and executive officers will vote their shares in favor of the issuance of 1Life common stock to Iora stockholders in connection with the merger.

Attending the 1Life Special Meeting

All holders of 1Life common stock, including stockholders of record and stockholders who hold shares through banks, brokers or other nominees, are invited to attend the 1Life special meeting virtually. Stockholders of record can vote at the special meeting. If you plan to attend the special meeting virtually, you must hold your shares in your own name or send proof of your 1Life share ownership as of the record date (for example, a brokerage firm account statement of a “legal proxy” from your intermediary) along with your registration request. Even if you plan to attend the 1Life special meeting virtually, 1Life recommends that you also submit your proxy or voting instructions by mail, or by telephone or on the Internet as described in your proxy card so that your vote will be counted if you later decide not to attend the meeting.

Voting of Proxies by Record Stockholders

A proxy card is enclosed for use by 1Life stockholders of record. 1Life requests that its record stockholders sign the accompanying proxy and return it promptly in the enclosed postage-paid envelope. You may also vote your shares by telephone or through the Internet. Information and applicable deadlines for voting by telephone or through the Internet are set forth on the enclosed proxy card. Shares of 1Life common stock represented by properly executed, timely received and unrevoked proxies will be voted in accordance with the instructions indicated thereon. If you are a 1Life stockholder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of 1Life common stock represented by your proxy will be counted as present for purposes of determining the presence of a quorum for the 1Life special meeting and will be voted “FOR” that proposal.

At the date hereof, 1Life management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement/prospectus/consent solicitation statement other than the matters set forth in 1Life’s accompanying Notice of Special Meeting of Stockholders. In accordance with the 1Life bylaws and Delaware law, business transacted at the 1Life special meeting will be limited to those matters set forth in such notice. Nonetheless, if any other matter is properly presented at the 1Life special meeting for consideration, it is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Whether or not you expect to attend the 1Life special meeting virtually, we urge you to vote your shares as promptly as possible by (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the 1Life special meeting.

Shares Held in Street Name

If you hold your shares of 1Life common stock in a stock brokerage account or if your shares are held by a bank or nominee (that is, in street name), you must provide the record holder of your shares with instructions on how to vote your shares if you wish them to be counted. Please follow the voting instructions provided by your broker, bank or nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to 1Life or by voting virtually at the 1Life special meeting. Further, brokers who hold shares of 1Life common stock on behalf of their customers may not vote those shares without specific instructions from their customers.

If you hold your 1Life common stock in street name and you do not instruct your broker on how to vote any of your shares, your broker may not vote those shares. For a discussion of the consequences of such broker non-votes, see the section titled “The 1Life Special Meeting—Abstentions and Broker Non-Votes” beginning on page 47 of this proxy statement/prospectus/consent solicitation statement.

Revocability of Proxies and Changes to a 1Life Stockholder’s Vote

If you are a holder of shares of 1Life common stock as of the record date for the 1Life special meeting, you have the power to revoke your proxy at any time before your proxy is voted at the 1Life special meeting. You can revoke your proxy in one of four ways:

•

you can send a signed notice of revocation that is received by 1Life prior to your shares being voted, stating that you would like to revoke your proxy, to 1Life’s corporate secretary at 1Life’s corporate headquarters, One Embarcadero Center, Suite 1900, San Francisco, California 94111;

•	you can grant a new, valid proxy bearing a later date (by Internet, telephone or mail) that is received by 1Life prior to your shares being voted;

•	you can vote again by telephone or the Internet at a later time; or

•

if you are a holder of record, you can attend the special meeting virtually and vote at the meeting, which will automatically cancel any proxy previously given, or you may revoke your proxy virtually, but your attendance alone will not revoke any proxy that you have previously given.

If you wish to change your vote at the 1Life special meeting, you must vote by ballot at such meeting or if you wish to revoke your vote at the 1Life special meeting, you must bring a written notice of revocation to the Secretary of the 1Life special meeting prior to the voting at the 1Life special meeting.

The latest dated completed proxy will be the one that counts. Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

1Life Healthcare, Inc.

Attention: Corporate Secretary

One Embarcadero Center, Suite 1900

San Francisco, California 94111

investor@onemedical.com

415-814-0927

In light of restrictions currently in place due to COVID-19, we encourage stockholders to contact us by telephone or e-mail instead of physical mail to help ensure timely receipt of any request for proxy materials. If you are a 1Life stockholder whose shares of 1Life common stock are held in “street name” by a bank, broker, or other nominee, you may revoke your proxy or voting instructions and vote your shares virtually at the 1Life special meeting only in accordance with applicable rules and procedures as employed by your bank, broker, or other nominee. If your shares are held in “street name” in an account at a bank, broker, or other nominee, you must follow the directions you receive from your bank, broker, or other nominee in order to change or revoke your proxy or voting instructions and should contact your bank, broker, or other nominee to do so.

Adjournments

Although it is not currently expected, the 1Life special meeting may be adjourned for the purpose of soliciting additional proxies if 1Life has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the 1Life stock issuance proposal. Adjourning the 1Life special meeting requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (whether or not a quorum is present). The 1Life bylaws provide that the chairperson of the 1Life special meeting may, if necessary, adjourn the 1Life special meeting for the purpose of soliciting additional proxies (whether or not a quorum exists). Pursuant to the 1Life bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present virtually and vote at such adjourned meeting) are announced at the original convening of the 1Life special meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting. If the 1Life special meeting is adjourned, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use. The merger agreement provides that the 1Life special meeting will not be adjourned to a date that is more than 15 calendar days after the date for which the 1Life special meeting was originally scheduled.

Postponements

At any time prior to convening the 1Life special meeting, the 1Life Board may postpone the 1Life special meeting for any reason without the approval of the 1Life stockholders. The merger agreement provides that the 1Life special meeting will not be postponed to a date that is more than 15 calendar days after the date for which the 1Life special meeting was originally scheduled. Although it is not currently expected, the 1Life Board may postpone the 1Life special meeting for the purpose of soliciting additional proxies if 1Life has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the 1Life stock issuance proposal. If the 1Life special meeting is postponed, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.

Stockholder List

A list of 1Life stockholders entitled to vote at the 1Life special meeting will be available for inspection at 1Life’s principal executive offices, located at One Embarcadero Center, Suite 1900, San Francisco, California 94111, at least 10 days prior to the date of the 1Life special meeting and continuing through the date thereof for any purpose germane to the 1Life special meeting, between the hours of 9:00 a.m. and 4:30 p.m., local time. The list will also be available at the 1Life special meeting for inspection by any 1Life stockholder present at the 1Life special meeting.

Tabulation of Votes

A representative of 1Life’s mailing and tabulating agent, Broadridge Financial Solutions, will tabulate the votes and act as inspector of elections.

How You Can Reduce the Number of Copies of 1Life’s Proxy Materials You Receive

1Life has adopted a procedure approved by the SEC called “householding.” Under this procedure, stockholders of record who have the same address and last name and who do not participate in electronic delivery of proxy materials will receive only one copy of the proxy materials, unless one or more of these stockholders notifies 1Life that they wish to continue receiving individual copies. This procedure reduces 1Life’s printing costs and postage fees. Stockholders who wish to participate in householding will continue to receive separate proxy cards.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the proxy materials, or if you hold stock in more than one account, and, in either case, you wish to receive only a single copy of the proxy materials for your household, please contact your broker.

If you participate in householding and wish to receive a separate copy of the proxy materials, or if you do not wish to continue to participate in householding and prefer to receive separate copies of the proxy materials in the future, please contact your broker or 1Life. Direct your written request to 1Life Healthcare, Inc., Investor Relations, One Embarcadero Center, Suite 1900, San Francisco, California 94111 or contact Investor Relations at (415) 814-0927 or investor@onemedical.com.

Beneficial owners can request information about householding from their banks, brokers, or other holders of record.

Assistance

If you need assistance in completing your proxy card or have questions regarding the 1Life special meeting, please contact MacKenzie Partners, Inc., the proxy solicitor for 1Life, at 1407 Broadway, 27th Floor, New York, New York 10018, banks and brokers call collect: (212) 929-5500, stockholders call toll free: (800) 322-2885.

1LIFE PROPOSALS

1LIFE PROPOSAL 1: THE 1LIFE STOCK ISSUANCE PROPOSAL

1Life stockholders are asked to approve the issuance of 1Life common stock to Iora stockholders in connection with the merger contemplated by the merger agreement. 1Life stockholders should carefully read this proxy statement/prospectus/consent solicitation statement in its entirety, including the documents incorporated by reference and the merger agreement, for more detailed information concerning the merger agreement and the 1Life stock issuance proposal. For a detailed discussion of the terms of the merger agreement and the merger, including the proposed 1Life stock issuance, see the information about the merger and the merger agreement throughout this proxy statement/prospectus/consent solicitation statement, including the information set forth in the section titled “The Merger Agreement” beginning on page 56 of this proxy statement/prospectus/consent solicitation statement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation statement.

Approval of the 1Life stock issuance proposal is a condition to completion of the merger. If the 1Life stock issuance proposal is not approved, the merger will not occur. For a detailed discussion of the conditions of the merger, see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 71 of this proxy statement/prospectus/consent solicitation statement.

Approval of the 1Life stock issuance proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (provided that a quorum exists), in accordance with Nasdaq listing rules.

At a meeting of the 1Life Board held on June 6, 2021, the 1Life Board determined that the merger agreement and the transactions contemplated thereby, including the issuance of 1Life common stock to the Iora stockholders in connection with the merger, are in the best interests of 1Life and its stockholders, and approved the merger agreement and the merger, the execution of the merger agreement and the consummation of the transactions contemplated thereby.

IF YOU ARE A 1LIFE STOCKHOLDER, THE 1LIFE BOARD

RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO ISSUE SHARES OF

1LIFE COMMON STOCK IN THE MERGER.

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1LIFE PROPOSAL 2: THE 1LIFE ADJOURNMENT PROPOSAL

This proposal would permit the 1Life Board to adjourn from time to time the 1Life special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the 1Life stock issuance proposal.

If the time and place of an adjourned meeting (and means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present virtually and vote at such adjourned meeting) are announced at the original convening of the 1Life special meeting, no notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or if, after the adjournment, a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting will be given to 1Life stockholders of record entitled to vote at the adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Approval of the 1Life adjournment proposal requires the affirmative vote of a majority of votes cast at the 1Life special meeting by the holders of 1Life common stock present virtually, by remote communication or by proxy entitled to vote on such matter at the 1Life special meeting (whether or not a quorum is present). For the 1Life adjournment proposal, an abstention will have the effect of a vote against the proposal. Broker “non-votes” will have no effect on the outcome of the proposal.

IF YOU ARE A 1LIFE STOCKHOLDER, THE 1LIFE BOARD RECOMMENDS THAT YOU

VOTE “FOR” THE PROPOSAL TO PERMIT THE 1LIFE BOARD TO ADJOURN THE 1LIFE

SPECIAL MEETING.

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SOLICITATION OF WRITTEN CONSENT

Purpose of the Consent Solicitation

Iora stockholders are being asked to consent to the merger agreement proposal and thereby approve and adopt the contemplated transactions.

The Iora Board has determined that, among other things, the contemplated transactions are advisable, fair to, and in the best interests of Iora and its stockholders and adopted and approved the merger agreement and the contemplated transactions. The Iora Board recommends that you consent to the merger agreement proposal and thereby adopt and approve the contemplated transactions.

The Signing Support Agreements that 1Life and Iora have entered into with certain significant Iora stockholders, which we refer to as the Support Stockholders, obligate each such Support Stockholder to execute and deliver a written consent, which we refer to as the Written Consent, in respect of all Iora securities beneficially owned by such Support Stockholder adopting the merger agreement and approving the contemplated transactions, which pursuant to the merger agreement is required to be delivered to 1Life within two business days following this proxy statement/prospectus/consent solicitation statement being declared effective by the SEC. As of the public announcement of the merger, shares of Iora capital stock owned by certain stockholders, which we refer to as the Support Stockholders, and subject to such Signing Support Agreements represented approximately 72.9% of the outstanding Iora capital stock, on a fully-diluted basis. The delivery of the Written Consent by the Support Stockholders adopting the merger agreement with respect to the Iora securities beneficially owned by the Support Stockholders will be sufficient to adopt the merger agreement and thereby approve the contemplated transactions.

Record Date

The Iora Board has set July 13, 2021 as the record date for determining the Iora stockholders entitled to sign and deliver Written Consent with respect to the merger agreement proposal.

Iora Stockholders Entitled to Consent

Only Iora stockholders of record holding shares of Iora capital stock as of the close of business on the record date are entitled to sign and deliver Written Consent with respect to the merger agreement and the contemplated transactions. As of the close of business on the record date, the Iora Voting Preferred Stock consisted of 55,110,558 shares, there were 9,674,118 shares of Iora common stock outstanding and entitled to sign and deliver Written Consent with respect to the merger agreement proposal, as well as 6,250,000 shares of Iora Class A Preferred Stock, 6,303,059 shares of Iora Class B Preferred Stock, 8,398,170 shares of Iora Class C Preferred Stock, 12,899,874 shares of Iora Class D Preferred Stock, 7,940,177 shares of Iora Class E Preferred Stock, and 13,319,278 shares of Iora Class F Preferred Stock. Each share of Iora common stock and each share of the Iora Voting Preferred Stock is entitled to one vote. The holders of Iora common stock and the holders of Iora Voting Preferred Stock shall vote together as one or more classes (and, as applicable, in the case of Iora Voting Preferred Stock on an as-converted to Iora common stock basis), in each case, in accordance with the Iora charter and Iora bylaws. You are urged to return a completed, dated and signed Written Consent as soon as possible.

Iora Written Consent; Required Written Consent

The approval of the merger agreement and the contemplated transactions require the affirmative vote or consent of holders of (i) at least a majority of the votes represented by all outstanding shares of Iora common stock and Iora Voting Preferred Stock voting together as a single class (and in the case of Iora Voting Preferred Stock, on an as-converted to common stock basis), (ii) at least a majority of all issued and outstanding shares of Iora Series E Preferred Stock, and (iii) at least a majority of all issued and outstanding shares of Iora Series F Preferred Stock, which collectively is referred to in this proxy statement/prospectus/consent solicitation statement as the Iora Stockholder Approvals.

Concurrently with the parties’ entry into the merger agreement, each of the Support Stockholders entered into a Signing Support Agreement with 1Life and Iora. Under the Signing Support Agreements, each of the Support Stockholders agreed to execute and deliver a Written Consent with respect to the outstanding shares of Iora capital stock held by such Support Stockholder adopting the merger agreement and approving the contemplated transactions, which pursuant to the merger agreement is required to be delivered to 1Life within two business days following this proxy statement/prospectus/consent solicitation statement being declared effective by the SEC. As of the public announcement of the merger, shares of Iora capital stock owned by the Support Stockholders and subject to such Signing Support Agreements represented approximately 72.9% of the outstanding Iora capital stock, on a fully-diluted basis. The delivery of the Written Consent by the Support Stockholders with respect to the shares of Iora capital stock that are owned by the Support Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the contemplated transactions and will constitute the approval required pursuant to the terms of the Iora charter.

Submission of Written Consent

You may consent to the merger agreement proposal with respect to your shares of Iora capital stock by completing, dating and signing the Written Consent enclosed with this proxy/prospectus/consent solicitation statement and returning it to Iora.

If you hold shares of Iora capital stock as of the close of business on the record date and you wish to give your Written Consent, you must fill out the enclosed Written Consent, date and sign it, and promptly return it to Iora. Once you have completed, dated and signed the Written Consent, you may deliver it to Iora, by emailing a .pdf copy to investorrelations@iorahealth.com or by mailing your Written Consent to C/O Iora Health; One Manhattan West, New York, New York 10001; Attention: Samuel Cammer (Skadden, Arps, Slate, Meagher & Flom LLP (35-314)). To ensure prompt receipt you are strongly encouraged to provide your completed, dated and signed Written Consent to Iora by emailing a .pdf copy to investorrelations@iorahealth.com.

The Iora Board has set July 20, 2021 as the target date for the receipt of Written Consent, which is the date on which Iora expects to receive the Written Consent of the Support Stockholders under the Signing Support Agreements. Iora reserves the right to extend the final date for the receipt of Written Consent beyond July 20, 2021. Any such extension may be made without notice to Iora stockholders. Once a sufficient number of consents to adopt the merger agreement has been received, the consent solicitation will conclude. The delivery of the Written Consent by the Support Stockholders with respect to the shares of Iora capital stock that are owned by the Support Stockholders adopting the merger agreement will be sufficient to adopt the merger agreement and thereby approve the contemplated transactions.

Iora stockholders should not send stock certificates with their Written Consent. A letter of transmittal and instructions for the surrender of Iora stock certificates or book entry shares will be mailed to the Iora stockholders shortly after the effective time of the merger, if the contemplated transactions are approved and adopted.

Executing Iora Written Consent; Revocation of Written Consent

You may execute a Written Consent to approve of the merger agreement proposal. A Written Consent to approve the merger agreement proposal is equivalent to a vote for such proposal, and if you do not return your Written Consent, it will have the same effect as a vote against the merger agreement proposal. If you are a record holder of shares of Iora capital stock and you return a signed Written Consent without indicating your decision on the merger agreement proposal, you will have consented to such proposal.

If you are a record holder of shares of Iora capital stock as of the close of business on the record date, you may change or revoke your Written Consent (subject to any contractual obligations you may otherwise have) at any time prior to consents of a sufficient number of shares to approve the merger agreement proposal have been delivered to the General Counsel of Iora. If you wish to change or revoke your consent before that time, you may do so by sending a new Written Consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to investorrelations@iorahealth.com or by mailing your Written Consent to C/O Iora Health; One Manhattan West, New York, New York 10001; Attention: Samuel Cammer (Skadden, Arps, Slate, Meagher & Flom LLP (35-314)). To ensure prompt receipt you are strongly encouraged to provide your completed, dated and signed Written Consent to Iora by emailing a .pdf copy to investorrelations@iorahealth.com. However, pursuant to the Signing Support Agreements, the Written Consent to be received by Iora from the Support Stockholders will be irrevocable prior to the earlier of the effective time of the merger, the valid termination of the merger agreement or the parties to the relevant Signing Support Agreement mutually agree to terminate the applicable Signing Support Agreement.

Iora stockholders should not send stock certificates with their Written Consent. A letter of transmittal and instructions for the surrender of Iora stock certificates or book entry shares will be mailed to the Iora stockholders shortly after the effective time of the merger, if the contemplated transactions are approved and adopted.

Solicitation of Written Consent; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Iora. Officers and employees of Iora may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE MERGER AGREEMENT

The following section summarizes the material provisions of the merger agreement, which is included in this proxy statement/prospectus/consent solicitation statement as Annex A and is incorporated herein by reference in its entirety. The rights and obligations of 1Life and Iora are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus/consent solicitation statement. 1Life and Iora stockholders are urged to read the merger agreement carefully and in its entirety as well as this proxy statement/prospectus/consent solicitation statement before making any decisions regarding the merger, including the approval and adoption by the Iora stockholders of the merger agreement or the approval by the 1Life stockholders of the issuance of 1Life common stock in connection with the merger. This summary is qualified in its entirety by reference to the merger agreement.

The merger agreement is described in this proxy statement/prospectus/consent solicitation statement to provide you with information regarding its terms and is not intended to provide any factual information about One Medical or Iora. The merger agreement contains representations and warranties that the parties made to each other as of the date of the merger agreement or other specific dates, solely for purposes of the contract between the parties, and those representations and warranties should not be relied upon by any other person. The assertions embodied in those representations and warranties are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the merger agreement. Accordingly, the representations and warranties may not be accurate or complete characterizations of the actual state of facts at any time. In particular, the representations and warranties:

•

may not be intended to establish matters of fact, but rather to allocate the risk between the parties in the event the statements contained in the representations and warranties prove to be inaccurate;

•

have been modified in important part by certain underlying disclosures that were made between the parties in connection with the negotiation of the merger agreement, which are not reflected in the merger agreement itself or publicly filed; and

•	are subject to contractual standards of materiality different from what is generally applicable to you or other investors.

The merger agreement has been included as Annex A to this proxy statement/prospectus/consent solicitation statement to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about One Medical, Iora, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the merger agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. 1Life’s stockholders and Iora’s stockholders and other investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of One Medical, Iora, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by 1Life and Iora.

Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement/prospectus/consent solicitation statement and in the documents incorporated by reference into this proxy statement/prospectus/consent solicitation statement. See the section titled “Where You Can Find More Information” beginning on page 177.

Terms of the Merger; Merger Consideration

Upon the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, at the effective time, Merger Sub will be merged with and into Iora, and the separate existence of Merger Sub will cease and Iora will be the surviving corporation.

At the effective time, each share of Iora common stock immediately prior to the effective time (after taking into account the conversion of all shares of preferred stock into shares of common stock and other than dissenting shares and shares that are owned by Iora as treasury stock), will be cancelled and automatically converted into the right to receive a fraction of a share of 1Life common stock equal to the exchange ratio. Exchange ratio means the quotient obtained by dividing (i) 56,144,278 shares of 1Life common stock less the number of shares of 1Life common stock equal to the deduction amount (as defined below), if any, divided by $37.00, by (ii) the number of shares equal to (a) the total number of shares of Iora capital stock outstanding immediately prior to the effective time (on an as-converted into Iora common stock basis), plus (b) the total number of shares of Iora common stock issuable upon the exercise of Iora options, which clause (ii) we refer to as Iora’s fully diluted share number.

1Life will not issue fractional shares of 1Life common stock pursuant to the merger agreement. Instead, each Iora stockholder who otherwise would have been entitled to receive a fraction of a share of 1Life common stock (after aggregating all shares of 1Life common stock issuable to such holder) will receive cash in lieu thereof, as provided in the merger agreement.

In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Iora capital stock or 1Life common stock occurring after the date of the merger agreement and prior to the effective time, the merger consideration will be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by merger agreement prior to such event.

Closing and Post Closing Adjustment to Merger Consideration

Within 75 calendar days after the closing date, 1Life will deliver to the stockholders’ representative a statement, which we refer to as the 1Life post-closing statement, setting forth in reasonable detail 1Life’s calculation of the deduction amount (defined below), and each element of the deduction amount.

The stockholders’ representative will have 35 days to review the deduction amount after delivery of the 1Life post-closing statement. The stockholders’ representative may object to the calculation by providing written notice of such objection to 1Life within 25 days after 1Life’s delivery of the 1Life post-closing statement, specifying in reasonable detail the basis for such objection and stockholders’ representative’s proposed modifications to the 1Life post-closing statement. If the stockholders’ representative provides the notice of objection, then 1Life and the stockholders’ representative will confer in good faith for a period of up to 20 days following 1Life’s receipt of the notice of objection in an attempt to resolve any disputed matter set forth in the notice of objection, and any resolution by them will be in writing and final and binding on the parties and the Iora stockholders.

If, after the 20-day period set forth in the merger agreement, 1Life and the stockholders’ representative cannot resolve all matters set forth in the notice of objection, then either 1Life or the stockholders’ representative may refer such items that remain in dispute to a mutually agreed nationally recognized accounting firm, which we refer to as the reviewing accountant. Any determinations made by the reviewing accountant will be final, non-appealable and binding on the parties to the merger agreement.

If the deduction amount as finally determined pursuant to the merger agreement is greater than $116,085,526, an amount equal to the excess will be recovered by 1Life from the escrow fund.

However, in certain circumstances, if the deduction amount as finally determined pursuant to the merger agreement is equal to or lower than $116,085,526, then 1Life may be required to issue additional shares of 1Life common stock for further distribution of such amount to Iora stockholders in accordance with their pro rata portion.

“Deduction Amount” means an amount equal to the sum of (A) Iora’s debt, as of the closing date (or October 31, 2021, with respect to all Iora debt outstanding as of October 31, 2021 or incurred from 1Life as cash advances pursuant to the merger agreement as of October 31, 2021, if the closing has not occurred on or prior to October 31, 2021), plus or minus (B) the amount by which net working capital differs from an agreed upon target as of the closing date (or October 31, 2021 if the closing has not occurred on or prior to October 31, 2021), plus (C) the transaction expenses as of the closing date, minus (D) cash, as of the closing date (or October 31, 2021 if the closing has not occurred on or prior to October 31, 2021).

Procedures for Exchanging Iora Capital Stock in the Merger

Prior to the effective time, 1Life will designate a bank or trust company reasonably satisfactory to Iora to act as paying and exchange agent in connection with the merger to receive, for the benefit of Iora stockholders, the merger consideration to which Iora stockholders will become entitled pursuant to the merger agreement. On the closing date of the merger, 1Life will (i) pay the transaction expenses to the exchange agent for further distribution to the persons identified by Iora; (ii) pay the applicable payoff amounts in respect of Iora’s debt, if any; and (iii) deposit shares of 1Life common stock representing the merger consideration, less the amounts deposited with the escrow agent and less the amount deposited with the stockholders’ representative.

By no later than five business days prior to the closing date, to the extent not previously delivered to the exchange agent, 1Life will cause the exchange agent to send to each Iora stockholder a letter of transmittal and other documentation, and the exchange agent will promptly following the closing of the merger pay to the applicable recipient after such submission, the merger consideration.

Completion of the Merger

The closing of the contemplated transactions will take place electronically at (i) 7:00 a.m. Pacific time on the third (3rd) business day after the conditions to the closing of the merger have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as 1Life and Iora agree. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware or at such later time as 1Life and Iora agree and specify in the certificate of merger.

Representations and Warranties

The merger agreement contains representations and warranties made by each of 1Life and Iora related to, among other things:

•	due organization, good standing, the requisite corporate power and authority to carry on their respective businesses and subsidiaries;

•	capital structure and related matters;

•

corporate power and authority to enter into the merger agreement, due execution, delivery and enforceability of the merger agreement and absence of conflicts with organizational documents, breaches of contracts and agreements, liens upon assets and violations of applicable law resulting from the execution and delivery of the merger agreement and consummation of the contemplated transactions;

•

absence of required governmental consents or approvals in connection with execution and delivery of the merger agreement and consummation of the contemplated transactions other than as specified in the merger agreement;

•

financial statement compliance, absence of undisclosed liabilities (other than certain specified exceptions), internal controls and procedures, and in the case of 1Life and Merger Sub, 1Life’s SEC reports;

•	absence of certain changes or events;

•	legal proceedings;

•	in the case of Iora, compliance with laws and permits;

•	tax matters and intended tax treatment of the merger;

•	in the case of Iora, employee benefits and labor matters;

•	in the case of Iora, environmental matters and compliance with environmental laws;

•	in the case of Iora, material contracts;

•	in the case of Iora, title to properties;

•	in the case of Iora, intellectual property;

•	in the case of Iora, compliance with privacy laws and data security;

•	in the case of Iora, healthcare regulatory matters and compliance with healthcare regulatory laws;

•	in the case of Iora, insurance;

•	in the case of Iora, title to properties, absence of liens and condition and sufficiency of assets;

•	in the case of Iora, related party/affiliate transactions;

•	absence of brokers and other advisors;

•	in the case of Iora, anti-corruption matters;

•	in the case of Iora, absence of disputes or notices to terminate or modify contracts with respect to significant customers and suppliers;

•	accuracy and completeness of information supplied for the inclusion or incorporation by reference in this proxy statement/prospectus/consent solicitation statement and the Form S-4;

•	in the case of 1Life and Merger Sub, valid issuance of shares of 1Life common stock;

•	in the case of 1Life and Merger Sub, ownership and operations of Merger Sub; and

•	absence of other representations and warranties.

Many of the representations and warranties in the merger agreement are qualified by a “knowledge,” “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect). For purposes of the merger agreement, a “material adverse effect” means, with respect to a party and its subsidiaries, any change, event, circumstance, occurrence or state of facts that, individually or in the aggregate, (i) is or would reasonably expected to be materially adverse to the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of a party and its subsidiaries taken as a whole, or (ii) would or would be reasonably likely to prevent, impair or materially delay the ability of a party to perform its obligations under the merger agreement or to consummate the contemplated transactions.

Clause (i) of the definition of “material adverse effect” with respect to Iora excludes any change, event, circumstance, occurrence or state of facts to the extent directly relating to or arising from any of the following from being taken into account in determining whether there has been an “material adverse effect”:

(i)	changes and general conditions in the industry in which Iora operates;

(ii)

general economic conditions, or changes in any financial, debt, credit, capital, banking or securities markets or conditions, in any location where the businesses of Iora, its subsidiaries or affiliated practices are conducted;

(iii)

any natural disaster, disease outbreaks, epidemics and pandemics (including COVID-19), or any acts of terrorism, sabotage, cyber-intrusion, military action or war (whether or not declared) or any escalation or worsening thereof;

(iv)	changes in applicable law or GAAP, or in either case, the enforcement or authoritative interpretation thereof;

(v)

any failure, in and of itself, by Iora or any of its subsidiaries to meet internal or published projections, forecasts, estimates or predictions in respect of revenue, earnings, or other financial or operating metrics for any period (provided that the cause or basis for Iora or any of its subsidiaries to meet such projections or forecasts or revenue or earnings predictions will not be excluded); or

(vi)

the taking of any action specifically required to be taken under the terms of the merger agreement or the failure to take any action specifically prohibited by the merger agreement; provided, that with respect to the foregoing clauses (i), (ii), (iii) and (iv), Iora and its subsidiaries taken as a whole are not disproportionately affected thereby relative to other companies operating in the industry in which Iora and its subsidiaries operate.

Clause (i) of the definition of “material adverse effect” with respect to One Medical excludes any change, event, circumstance, occurrence or state of facts to the extent directly relating to or arising from any of the following will be taken into account in determining whether there has been a “material adverse effect”:

•	changes and general conditions in the industry in which One Medical operates;

•	general economic conditions, or changes in any financial, debt, credit, capital, banking or securities markets or conditions, in any location where the businesses of One Medical is conducted;

•

any natural disaster, disease outbreaks, epidemics and pandemics (including COVID-19), or any acts of terrorism, sabotage, cyber-intrusion, military action or war (whether or not declared) or any escalation or worsening thereof;

•	changes in applicable law or GAAP, or in either case, the enforcement or authoritative interpretation thereof;

•

any failure, in and of itself, by One Medical to meet internal or published projections, forecasts, estimates or predictions in respect of revenue, earnings, or other financial or operating metrics for any period (provided that the cause or basis for One Medical to meet such projections or forecasts or revenue or earnings predictions will not be excluded);

•	the taking of any action specifically required to be taken pursuant to the terms of the merger agreement or the failure to take any action specifically prohibited by the merger agreement; or

•	the announcement and performance of the contemplated transactions;

provided, that with respect to the foregoing clauses (i), (ii), (iii) and (iv), One Medical and its subsidiaries are not disproportionately affected thereby relative to other companies operating in the industry in which One Medical and its subsidiaries operate.

Conduct of Business

Subject to exceptions in the merger agreement, during the period from the date of the merger agreement until the earlier of the effective time and the termination of the merger agreement, which we refer to as the pre-closing period, each of Iora and its subsidiaries will, and, except as limited by applicable healthcare laws, agrees to use reasonable best efforts to cause its affiliated practices, to conduct its business in the ordinary course of business and use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to preserve its assets and technology and relationships with its customers and suppliers) and to retain the services of its present executive officers.

In addition, subject to exceptions in the merger agreement, during the pre-closing period, Iora will not, and will not permit any of its subsidiaries to:

•

issue, sell, grant, dispose of, pledge or otherwise encumber (other than permitted liens) any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; except, that Iora may issue shares of Iora common stock upon the conversion of its preferred stock that are outstanding on the date of the merger agreement, and shares of Iora common stock upon the exercise of Iora options and Iora warrants that are outstanding on the date of the merger agreement and in accordance with the terms thereof;

•

redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, (B) amend (including by reducing an exercise price or extending a term) or waive any of its rights under any provision of Iora’s option plan or any agreement evidencing any outstanding stock option or other right to acquire capital stock of Iora or any restricted stock purchase agreement or any similar or related contract, except for any amendment or waiver required to effect the treatment of Iora’s options, phantom stock awards or warrants as set forth in the merger agreement or (C) form any subsidiary of Iora;

•

declare, set aside for payment or pay any dividend on (other than as required by the Iora charter), or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to the Iora stockholders in their capacity as such;

•	split, combine, subdivide or reclassify any shares of its capital stock;

•

incur or assume any indebtedness for borrowed money or guarantee such indebtedness other than (x) indebtedness between and among the Iora and its subsidiaries or incurred from 1Life, (y) indebtedness under the existing credit agreement and (z) other indebtedness in an aggregate principal amount outstanding not to exceed $200,000 per month in order to satisfy the working capital needs of Iora;

•

pay, discharge or satisfy (i) any liability to any person who is an Iora stockholder, or officer or director of Iora (other than compensation due for services as an officer or director) or (ii) any claim or liability arising other than the payment, discharge or satisfaction of liabilities (w) reflected or reserved against in Iora’s financial statements, (x) contemplated by or otherwise incurred pursuant to performance of the merger agreement, including transaction expenses, (y) incurred in the ordinary course of business after December 31, 2020, or (z) incurred in connection with the performance of executory contracts to which Iora or any of its subsidiaries is a party;

•

sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than permitted liens, any of its material properties or assets to any person, except (A) in the ordinary course of business, or (B) dispositions of obsolete assets having a de minimis value;

•	enter into any agreement for the purchase, sale or lease of any real property;

•

make any capital expenditure outside of the ordinary course of business (any capital expenditure made in accordance with the Iora’s budget that is in effect as of the date of the merger agreement will be deemed in the ordinary course of business);

•	materially change the amount of any insurance coverage or terminate without replacing any insurance coverage;

•

acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any person or division, business or equity interest in any person, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to Iora or any of its subsidiaries, or enter into any contract with respect to a joint venture, strategic alliance or partnership;

•

transfer or license from any person any rights to any intellectual property, or transfer or license to any person any rights to any intellectual property, other than as related to nonexclusive licenses of in the ordinary course of business, or transfer or provide a copy of any software to any person (including any current or former employee or consultant of Iora or any of its subsidiaries or any contractor or commercial partner of Iora or any of its subsidiaries), other than providing access to software to current employees and consultants of Iora or any of its subsidiaries, including those involved in the development of the products, on a need to know basis or in the ordinary course of business;

•	take any action regarding a patent, patent application or other intellectual property right that would abandon, allow to lapse, or cancel the applicable registration or application;

•

other than in the ordinary course of business, enter into, terminate (other than automatic termination in accordance with the terms thereof) or amend in any material respect any contract that, upon entry by Iora or any of its subsidiaries thereto, constitutes, or would constitute if it had been entered into prior to the date of the merger agreement, a material contract;

•

hire or engage, or offer to hire or engage, any employees or independent contractors, other than (x) any physicians, (y) at-will employees with a base salary or annualized fees less than $225,000 and (z) providers with a base salary or annualized fees less than $250,000, (B) terminate the employment or engagement or materially change the terms and conditions of employment or engagement of any current Iora personnel, other than (x) a termination for cause or (y) current Iora personnel with a base salary or annualized fees less than $300,000 in the ordinary course of business; (C) materially increase the compensation and/or benefits provided or to become provided by Iora or any of its subsidiaries or affiliated practices to any current Iora personnel, other than pursuant to a contract (including any Iora plan) in effect on the date of the merger agreement or as may be established, adopted or amended following the date of the merger agreement and not in contravention of the merger agreement, (D) promise, make, grant, or increase any retention, severance, change of control, termination, or other similar payment or benefit to any Iora personnel or other person other than where the cost of such payments constitute transaction expenses; (E) materially increase or amend the coverage or benefits available under any Iora plans, or otherwise modify or amend in any material respect or terminate any such Iora plan, except as required by applicable law or the terms of such Iora plan;

•

make, change or revoke any election concerning taxes (including an election pursuant to Section 965 of the Code), adopt or change any accounting method in respect of taxes, file any U.S. federal, state or non-U.S. income tax return or any other material tax return without the prior consent of 1Life prior to filing, file any amended tax return, enter into or apply for any closing or other similar agreement or ruling with respect to taxes, voluntary disclosure application or agreement or similar process, settle or compromise any tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, enter into any tax sharing agreement, assume or agree to indemnify any liability for taxes of another person, or surrender any right to claim a material tax refund, or enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any tax return or the payment of any tax if such similar action would have the effect of increasing the tax liability of 1Life or its affiliates for any tax period ending after the closing date, make any changes in accounting methods, principles or practices, except insofar as required by a change in GAAP or applicable law;

•	make any changes in accounting methods, principles or practices, except insofar as required or permitted by a change in GAAP (or an interpretation or application thereof) or applicable law;

•

intentionally delay or postpone, in any material respect, payment of any accounts payable or commissions or any other liability or obligation, or enter into any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation, or accelerate sales or the collection of (or discount) of any accounts or notes receivable in advance of the applicable due date;

•

amend the Iora charter, Iora bylaws or the equivalent organizational or governing documents of Iora or any of its subsidiaries, except, in each case, for any immaterial or ministerial amendments thereto;

•

adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than any agreement or other executed document necessary for the completion of the contemplated transactions;

•

settle, compromise or initiate any material litigation, proceeding or investigation (other than (A) settlements solely for cash and not in excess of $100,000, (B) for routine collection of accounts receivable, (C) to enforce Iora’s rights under the merger agreement or (D) to enforce any other material rights of Iora or any of its subsidiaries or affiliated practices);

•	cancel, release or waive any material claims or rights held by Iora or any of its subsidiaries or affiliated practices; or

•	authorize, or agree, in writing or otherwise, to take any of the foregoing actions.

In addition, subject to certain exceptions in the merger agreement, during the pre-closing period, 1Life will not, and will not permit any of its subsidiaries to:

•

amend the 1Life charter or the 1Life bylaws in a manner that would materially and adversely affect the holders of Iora capital stock, or adversely affect the holders of Iora capital stock relative to other holders of 1Life common stock;

•

split, combine, or reclassify any 1Life common stock in a manner that would adversely affect Iora or the holders of Iora capital stock relative to the other holders of 1Life common stock or (2) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, any shares of its capital stock (other than (A) dividends from its direct or indirect wholly-owned subsidiaries and (B) ordinary quarterly dividends, with respect to timing of declaration and payment);

•

offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interest in, 1Life or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interest, which we refer to as an equity issuance, other than (1) the issuance of 1Life common stock upon the vesting, settlement, exercise or lapse of any restrictions on any 1Life equity awards granted under 1Life’s equity plans outstanding on the date hereof; (2) issuances of 1Life equity awards under any of 1Life’s equity plans to employees, directors and other service providers in the ordinary course of business; (3) transactions between 1Life and a wholly owned subsidiary of 1Life or between wholly owned subsidiaries of 1Life; (4) equity issuances to one or more third parties in which the aggregate amount of securities, as of the respective dates of such equity issuance, does not exceed $500,000,000 in the aggregate; and (5) any organized sale of shares of 1Life common stock by 1Life’s existing stockholders in a transaction facilitated by 1Life; except that the immediately preceding subclause (5) will not prohibit any such secondary sales if 1Life is advised by its outside counsel that 1Life is required to facilitate such a secondary sale pursuant to the terms of that certain Amended and Restated Investor Rights Agreement, dated January 15, 2020, by and among 1Life and the investors signatory thereto;

•	enter into any contract with respect to the voting of shares of its capital stock (other than the 1Life voting agreements);

•

subject to certain exceptions disclosed to Iora, acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person (or make any material investment in any person) or division thereof that would, or would reasonably be expected to, (A) prevent (x) any waiting period (or extensions thereof) applicable to the contemplated transactions under the HSR Act from expiring or terminating prior to the end date (as defined below in the section titled “—Termination of the Merger Agreement” on page 77), or (y) 1Life from obtaining, prior to October 31, 2021, any of the required pre-closing approvals, consents, waivers or clearances applicable to the contemplated transactions under any antitrust laws or from any governmental authority or (B) otherwise prevent, materially delay or materially impair the ability of 1Life to consummate the contemplated transactions on or before October 31, 2021;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

•	authorize or agree, in writing or otherwise, to take any of the foregoing actions.

No Solicitation by Iora

During the pre-closing period, each of Iora and any of its subsidiaries and affiliated practices will not and will not permit any of their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives, which persons we collectively refer to as representatives, to, directly or indirectly (i) initiate, solicit, seek, or knowingly encourage (including by way of furnishing nonpublic information or assistance) any inquiries, expressions of interest, proposal or offer with respect to or the making of, any acquisition proposal, (ii) enter into or continue discussions or negotiate with any person in furtherance of, or deliver or make available to any person any non-public information with respect to, such inquiries or with respect to an acquisition proposal, (iii) enter into any contract or any agreement in principle relating to an acquisition proposal, or (iv) enter into any other transaction or series of transactions not in the ordinary course of business, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the contemplated transactions. An “acquisition proposal” means any agreement, proposal, offer or bona fide indication of interest from any person or “group” (as defined in the Exchange Act), other than 1Life and its representatives, relating to any (A) direct or indirect acquisition, lease, mortgage, pledge, exchange, transfer, license or disposition (whether in a single transaction or a series of related transactions) of at least 10% of the assets of Iora and its subsidiaries and affiliated practices taken as a whole, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of more than 10% of the equity securities of Iora or any of its subsidiaries or affiliated practices or (C) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Iora or any of its subsidiaries, in each case, other than the contemplated transactions, or (D) any other transaction outside of the ordinary course of business, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the contemplated transactions.

The merger agreement requires Iora and its subsidiaries to, and to cause the affiliated practices and its and their representatives to, (x) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any persons conducted prior to or on the date of the merger agreement with respect to any acquisition proposal and (y) immediately revoke or withdraw access of any person (other than 1Life and its representatives) to any data room (virtual or actual) containing any non-public information with respect to Iora or any of its subsidiaries in connection with an acquisition proposal and request from each person (other than 1Life and its representatives) the prompt return or destruction of all non-public information with respect to Iora or any of its subsidiaries previously provided to such person in connection with an acquisition proposal. If any representative of Iora or its subsidiaries or affiliated practices, whether in his, her or its capacity as such or in any other capacity, takes any action that Iora or any of its subsidiaries is obligated pursuant to the foregoing not to authorize or permit such representative to take, then Iora will be deemed for all purposes of the merger agreement to have breached the foregoing.

In addition to the foregoing obligations of Iora and the affiliated practices, Iora will promptly advise 1Life, in writing, and in any event no later than 24 hours after becoming aware of, (i) any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an acquisition proposal, by any person other than 1Life and its representatives; or (ii) any request for non-public information that is being made in contemplation of an acquisition proposal. Such notice must describe (i) the material terms and conditions of such acquisition proposal, inquiry, expression of interest, proposal, offer, notice or request and (ii) the identity of the person making any such acquisition proposal, inquiry, expression of interest, proposal, offer, notice or request (except to the extent prohibited from doing so pursuant to any confidentiality agreement as in effect prior to the date of the merger agreement with the party making any proposal, inquiry or other contact). Iora will keep 1Life fully informed of the status and material details of, and any material modification to, any such inquiry, expression of interest, proposal or offer and any material correspondence or communications related thereto and will provide to 1Life a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any material amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. Iora will provide 1Life with 48 hours prior notice (or such lesser prior notice as is provided to the Iora Board) of any meeting of the Iora Board at which the Iora Board is reasonably expected to discuss any acquisition proposal.

Change in 1Life Board Recommendation

Except as provided below, neither the 1Life Board nor any committee of the 1Life Board will (i) withhold or withdraw (or qualify or modify in any manner adverse to Iora) the recommendation by the 1Life Board with respect to the contemplated transactions, or (ii) fail to include the such recommendation of the 1Life Board in this proxy statement/prospectus/consent solicitation statement (any action described in this sentence being referred to as a parent adverse recommendation change).

Notwithstanding the foregoing, prior to obtaining the approval of the 1Life stockholders, the 1Life Board (or any duly authorized committee of the 1Life Board) may effect a parent adverse recommendation change, but only in response to a 1Life intervening event and only if (i) the 1Life Board (or any duly authorized committee of the 1Life Board) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with 1Life’s directors’ fiduciary duties under applicable law; (ii) prior to the determination referenced in the foregoing clause (i), 1Life has notified Iora in writing that it intends to effect a parent adverse recommendation change due to the occurrence of a 1Life intervening event (which notice will specify and describe the 1Life intervening event in reasonable detail (including details of the underlying facts giving rise to the 1Life intervening event) and the reasons as to why it intends to effect a parent adverse recommendation change and which notice will not constitute a parent adverse recommendation change); (iii) for a period of three (3) business days following the notice delivered pursuant to the foregoing clause (ii), 1Life will make representatives available to discuss and negotiate in good faith (in each case to the extent Iora desires to negotiate), with representatives of Iora any proposed modifications to the terms and conditions of the merger agreement so that the failure to take such action would no longer be inconsistent with 1Life’s directors’ fiduciary duties under applicable law (it being understood and agreed that any material change to the facts and circumstances relating to the 1Life intervening event will require a new notice and a new negotiation period (except that such new negotiation period will be for two (2) business days)); and (iv) no earlier than the end of the negotiation period, the 1Life Board (or any duly authorized committee of the 1Life Board) will have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the merger agreement, that the failure to take such action would still be inconsistent with 1Life’s directors’ fiduciary duties under applicable law.

The foregoing does not prohibit 1Life or the 1Life Board from (1) making any disclosure to its stockholders if the 1Life Board has reasonably determined in good faith after consultation with 1Life’s outside legal counsel that the failure to do so would be reasonably likely to constitute a breach of the duties of the members of the 1Life Board under applicable law or (2) making any “stop, look and listen” communication to the stockholders of 1Life pursuant to the Exchange Act.

“1Life intervening event” means a material event or circumstance with respect to 1Life (and not Iora or its subsidiaries or the affiliated practices) was neither known nor reasonably foreseeable by the 1Life Board as of or prior to the date of the merger agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the 1Life Board as of or prior to the date of the merger agreement (assuming for such purposes, reasonable consultation with the executive officers of 1Life)) and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such 1Life (or to be refrained from being taken by 1Life) pursuant to the merger agreement, which event or circumstance, or any consequence thereof, becomes known to the 1Life Board prior to obtaining the approval of the 1Life stockholders; except that none of the following will constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a 1Life intervening event: (i) any changes in the market price or trading volume of 1Life common stock, (ii) the fact that One Medical or any of its subsidiaries meet or exceed or fail to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period and (iii) any changes generally affecting the industries in which One Medical operates or in the economy generally or other general business, financial or market conditions.

Efforts to Obtain Required Stockholder Approval

During the pre-closing period, Iora has agreed to use its reasonable best efforts to obtain an executed joinder agreement from each Iora stockholder who has not already executed a joinder agreement. Additionally, Iora has agreed to use its commercially reasonable efforts to deliver the Iora written consent of stockholders to 1Life within two (2) business days following the effectiveness of this proxy statement/prospectus/consent solicitation statement.

1Life has agreed to, as promptly as practicable following the effectiveness of this proxy statement/prospectus/consent solicitation statement, give notice of and convene and hold the 1Life special meeting in accordance with the 1Life charter, the 1Life bylaws and the applicable rules and regulations of Nasdaq for the purposes of obtaining the approval of the 1Life stockholders with respect to the contemplated transactions. 1Life has agreed to use its reasonable best efforts to obtain such approval.

Once the 1Life special meeting has been convened and noticed, 1Life will not postpone or adjourn the 1Life special meeting without the consent of Iora (other than: (A) to solicit additional proxies for the purpose of obtaining the approval of the 1Life stockholders because at the scheduled time of the 1Life special meeting there are not sufficient votes to approve and adopt any of the contemplated transactions subject to approval by the 1Life stockholders; provided, that the 1Life special meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the 1Life special meeting was originally scheduled, (B) to obtain a quorum of its stockholders present or represented by a proxy at the 1Life special meeting; or (C) as reasonably determined by 1Life to comply with applicable law). If the 1Life Board makes a parent adverse recommendation change, it will not alter the obligation of 1Life to submit the adoption of the merger agreement, approval of the issuance of 1Life common stock as contemplated by the merger agreement, to the holders of 1Life common stock at the 1Life special meeting to consider and vote upon, unless the merger agreement has been terminated in accordance with its terms prior to the approval of the 1Life stockholders.

Prior to closing of the merger, Iora will take all actions that may be required or appropriate to implement the drag-along right of the voting agreement.

Efforts to Complete the Merger

Subject to the other terms and conditions of the merger agreement, 1Life and Iora have agreed, and will cause each of their respective subsidiaries and the affiliated practices, to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the contemplated transactions and to use their respective reasonable best efforts to cause the conditions to each party’s obligation to close the contemplated transactions to be satisfied, including using reasonable best efforts to take all actions necessary to obtain all licenses, certificates, permits, approvals, clearances, expirations, consents, waivers or terminations of applicable waiting periods, authorizations, qualifications and orders of any governmental authority, each of such items we refer to as a governmental consent, required for the satisfaction of the conditions with respect to the expiration of the HSR waiting period and the healthcare regulatory notices to be provided by Iora. The parties have agreed to cooperate fully with each other to the extent necessary in connection with the foregoing, and will provide copies of any filing to be made with a governmental authority to the non-filing Party, other than the HSR Act filing, prior to submitting such filing, and the parties will agree on the content of any such filing prior to its submission to a governmental authority.

In connection with the efforts referenced above, 1Life and Iora will promptly make all filings which may be required for the satisfaction of the conditions related to the expiration of the HSR waiting period and the healthcare regulatory notices to be provided by Iora by each of them in connection with the consummation of the contemplated transactions. Notwithstanding anything to the contrary contained in the merger agreement, 1Life and Iora have agreed to make their respective filings under the HSR Act no later than ten (10) business days following the date of the merger. Such filings under the HSR Act were made on June 18, 2021. In addition, 1Life and Iora have agreed, and will cause each of their subsidiaries and the affiliated practices, to cooperate and to use their respective reasonable best efforts to take all actions necessary to obtain any governmental consents required for the closing of the merger and to respond as promptly as practicable to any requests for information from any governmental authority regarding the contemplated transactions, and to use their respective reasonable best efforts to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the contemplated transactions under any applicable law. 1Life and Iora have agreed to furnish to the other such necessary information and assistance as the other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any governmental authority necessary to consummate the contemplated transactions.

In connection with the efforts referenced above, 1Life and Iora will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with any legal proceedings under or relating to any governmental consent. Without limiting the generality of the foregoing, in connection with the merger agreement, the contemplated transactions, any related agreements and the transactions contemplated thereby, the parties agree to (i) give each other reasonable advance notice of all meetings with any governmental authority relating to any applicable laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive oral communications with any governmental authority relating to any applicable laws, (iv) if any governmental authority initiates a substantive oral communication regarding any applicable laws, to promptly notify the other party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a governmental authority regarding any applicable laws, and (vi) provide each other with copies of all substantive written communications from any governmental authority relating to any applicable laws. Any disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate. Except as prohibited or restricted by applicable law, each party or its attorneys will provide the other party or its attorneys the opportunity to review all substantive correspondence, filings or communications (or memoranda setting forth the substance thereof) between such party or its representatives, on the one hand, and any governmental authority, on the other hand, with respect to the merger agreement, the contemplated transactions, any related agreements or the transactions contemplated thereby.

Iora Employee Benefits Matters

Until at least December 31, 2021, which we refer to as the benefits continuation period, 1Life will provide, or will cause the surviving corporation or any of their respective subsidiaries to provide, for each employee of Iora or its subsidiaries who continues as an employee of 1Life, the surviving corporation or any of their respective subsidiaries during the benefits continuation period, which persons we collectively refer to as the continuing employees, with (i) base salary or base compensation, as applicable, that is no less than the base salary or base compensation, as applicable, provided to each such continuing employee by Iora or its subsidiaries immediately prior to the effective time, and (ii) retirement, health and welfare benefits that are no less favorable, in the aggregate, than (A) the retirement, health and welfare benefits that are provided to each such continuing employee by Iora or its subsidiaries immediately prior to execution of the merger agreement or, if more favorable, (B) similarly situated employees of 1Life, as determined in the sole discretion of 1Life. In addition, during the benefits continuation period, 1Life will provide, or will cause the surviving corporation or any of their respective subsidiaries to provide, severance payments and benefits to each continuing employee whose employment is terminated by 1Life, the surviving corporation or any of their respective subsidiaries other than for cause during the benefits continuation period that are no less favorable, in the aggregate, than the severance payments and benefits that are provided to similarly situated employees of 1Life at the time of such termination.

With respect to each health or welfare benefit plan maintained by 1Life, the surviving corporation or the relevant subsidiary for the benefit of any continuing employees, (i) 1Life will use reasonable best efforts to cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, (ii) 1Life will use reasonable best efforts to cause continuing employees to receive credit for purposes of eligibility (including for purposes of any vacation, sick, personal time off plans or programs) and vesting for years of service with Iora and/or any of its subsidiaries prior to the effective time in the applicable welfare benefit plans and defined contribution plan of 1Life and (iii) 1Life will use reasonable best efforts to cause each continuing employee to be given credit under such plan for all amounts paid by such continuing employee under any similar Iora plan for the plan year that includes the closing date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by 1Life or the surviving corporation (or its relevant subsidiary), as applicable, for the plan year in which the closing date occurs.

To the extent requested in writing by 1Life at least five business days prior to the closing date, Iora will take all actions that may be necessary under Iora’s 401(k) plan to terminate Iora’s 401(k) plan at least one day prior to, but effective upon the consummation of, the effective time. In connection with the termination of Iora’s 401(k) plan, 1Life will take any and all actions as may be reasonably required to permit each continuing employee to make rollover contributions of “eligible rollover distributions” (within the meaning of the Code) in an amount equal to the full account balance distributed or distributable to such continuing employee from such Iora 401(k) plan to a 1Life plan that is qualified within the meaning of the Code, each of such plans we refer to as a 1Life qualified plan. If Iora’s 401(k) plan is terminated as described above, the continuing employees will be eligible to participate in a 1Life qualified plan as of the closing date.

1Life will, or will cause the surviving corporation or its subsidiaries to, pay to each continuing employee who remains employed with 1Life, the surviving corporation or its subsidiaries through December 31, 2021, at the same time or times that 1Life or the surviving corporation pay annual bonuses in respect of the 2021 performance period to other similarly situated employees of 1Life, but in no event later than March 15, 2022, a bonus for the 2021 performance period, which bonus we refer to as the 2021 annual bonus, that is no less than the sum of (i) the portion of 2021 annual bonus accrued between January 1, 2021 and through and including the closing date in respect of each continuing employee under the applicable cash incentive plan of Iora or its subsidiaries, and (ii) the 2021 annual bonus earned by such continuing employee for the period following the closing date through the remainder of calendar year 2021, based on actual performance as determined reasonably and in good faith by the 1Life Board or a committee of the 1Life Board based on actual results (and after giving appropriate effect to the contemplated transactions and actions taken by 1Life in connection therewith that affect the surviving corporation and its subsidiaries).

Director and Officer Indemnification and Insurance

1Life will cause the surviving corporation to perform (including with respect to advancement of expenses) its obligations, if any, to defend, hold harmless, indemnify and advance expenses to any present and former directors, officers, employees, and agents of Iora, its subsidiaries and the affiliated practices and all other persons who may presently serve or have served at Iora’s or any of its subsidiaries’ or affiliated practices’ request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, which parties we collectively refer to as the D&O indemnified parties, under the Iora charter, the Iora bylaws or equivalent organizational or governing documents of Iora or any of its subsidiaries, in each case in effect as of the date of the merger agreement (to the extent consistent with applicable law), as well as any rights to indemnification and advancement of expenses provided in employment agreements or indemnification agreements between each of Iora, its subsidiaries or an affiliated practice, on the one hand, and any D&O indemnified parties, on the other hand. 1Life, from and after the closing date, will cause the organizational documents of the surviving corporation to contain provisions no less favorable to the D&O indemnified parties with respect to limitation of certain liabilities of directors, officers, employees and agents and indemnification than are set forth as of the date of the merger agreement in the Iora charter, Iora bylaws or equivalent organizational or governing documents of any of Iora’s subsidiaries, which provisions in each case will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O indemnified parties.

Prior to the effective time, Iora will purchase “tail” coverage for the D&O indemnified parties in a form acceptable to 1Life, which will provide such D&O indemnified parties with coverage for six years following the effective time in an amount not less than the existing coverage and that will have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage (including fiduciary liability insurance) presently maintained by Iora.

Treatment of Iora Equity Awards

Options. Each Iora option that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into an option to acquire shares of 1Life common stock with respect to that number of shares of 1Life common stock equal to the product of (x) the number of shares of Iora common stock subject to such Iora option as of immediately prior to the effective time, multiplied by (y) the exchange ratio, rounded down to the nearest whole number of shares of 1Life common stock, and at an exercise price per share of 1Life common stock equal to the quotient obtained by dividing (A) the per share exercise price of such Iora option by (B) the exchange ratio, rounded up to the nearest whole cent.

Unvested Phantom Stock Awards. Each Iora unvested phantom stock award, will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into the right to receive the unvested phantom cash award. Each unvested phantom cash award will remain subject to the same terms and conditions as were applicable to the underlying unvested phantom stock award immediately prior to the effective time; provided, that such awards will vest and become payable on the earlier to occur of (i) the time-

based vesting dates or such earlier date as may be determined by 1Life in a manner that complies with Section 409A of the Code and (ii) to the extent that an unvested phantom cash award provides for acceleration on a “Payment Date” (in accordance with the terms of, and as defined in, Iora’s option plan), a Payment Date that occurs subsequent to the closing of the merger. Merger consideration value means an amount equal to the quotient obtained by dividing (A) the product of (i) merger consideration and (ii) 1Life’s closing stock price and (B) Iora’s fully diluted share number.

Vested Phantom Stock Awards. Each Iora vested phantom stock award will, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive the vested phantom stock award consideration. 1Life will, or will cause the surviving corporation to, deliver the vested phantom stock award consideration to each holder of vested phantom stock awards, less any required withholding taxes and without interest, within five (5) business days following the effective time.

Warrants. Each Iora warrant that is unexpired, unexercised and outstanding as of the effective time will, by virtue of the merger and without any action on the part of 1Life, Merger Sub, Iora or the holder thereof, be cancelled.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•

1Life using reasonable best efforts to cause the shares of 1Life common stock to be issued in the contemplated transactions to be approved for listing on Nasdaq, subject to official notice of issuance, at or prior to the effective time;

•

both 1Life and Iora promptly advising the other party in writing after becoming aware of any legal proceedings commenced, or to its knowledge threatened, after the date of merger agreement against such party or any of its directors by any stockholder of such party (on their own behalf or on behalf of such party) relating to the merger agreement or the contemplated transactions and will keep Iora and 1Life reasonably informed regarding any such legal proceeding. Each of 1Life and Iora will give the other party the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and will consider the other party’s views with respect to such stockholder litigation;

•

Iora using its commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any contracts as are required under such contracts in connection with the merger or for any such contracts to remain in full force and effect following the effective time (with such consents, waivers and approvals being in a form reasonably acceptable to 1Life);

•

1Life taking all necessary action to cause one (1) member of the current Iora Board designated by Iora, who is expected to be Mary Ann Tocio and who we refer to as the Iora Board designee, to be appointed to the 1Life Board. Such Iora Board designee was designated by written notice by Iora to 1Life delivered prior to the initial filing of this proxy statement/prospectus/consent solicitation statement with the SEC (which Iora Board designee will be added as a Class 3 Director to the 1Life Board);

•

each of 1Life and Iora reporting the merger as a reorganization within the meaning of Section 368(a)(1) of the Code on its U.S. federal income tax return for the taxable year including the closing date and filing all applicable U.S. state and local income tax returns in a manner consistent with the merger constituting a reorganization unless otherwise required by applicable law; and

•

1Life advancing of cash for Iora’s working capital funding requirements during the pre-closing period if the contemplated transactions were not consummated by June 15, 2021, upon the written request of Iora and provided that there is an absence of an event of default under the existing credit agreement.

Conditions to Completion of the Merger

The respective obligations of 1Life, Merger Sub and Iora to effect the merger are subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the merger of the following conditions:

•	The approval of the Iora stockholders has been obtained.

•	The approval of the 1Life stockholders has been obtained.

•	The waiting period (and any extension thereof) applicable to the merger under the HSR Act has expired (or early termination has been granted)

•

No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority is in effect, and no applicable law has been enacted, promulgated, issued, entered, amended or enforced by any governmental authority, enjoining, restraining, preventing or prohibiting consummation of the merger or making the consummation of the merger illegal.

•

The Form S-4 Registration Statement of which this proxy statement/prospectus/consent solicitation statement forms a part has been declared effective under the Securities Act, no stop order suspending the effectiveness of such Form S-4 is in effect, and no proceedings for purposes of suspending the effectiveness of such Form S-4 has been initiated or be threatened by the SEC.

•	The shares of 1Life common stock issuable in the merger will have been approved for the listing by Nasdaq, subject to official notice of issuance.

•

There will not be pending any legal proceeding by any governmental authority against Iora or 1Life seeking to enjoin, restrain, prevent or prohibit the consummation of the merger or make the consummation of the Merger illegal.

In addition, the obligations of 1Life and Merger Sub to effect the merger are further subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the merger of the following conditions:

•

the representations and warranties of Iora relating to (a) organization, standing, corporate power and subsidiaries; (b) certain capitalization matters; (c) authority and voting requirements; and (d) brokers and other advisors, will have been true and correct in all respects on and as of the date of the merger agreement and as of immediately prior to the effective time as though such representations and warranties were made as of immediately prior to the effective time (except for the representations and warranties of Iora made as of a specified date, which will be true and correct in all respects as of such date or, if qualified by their terms by a reference to materiality or material adverse effect, then true and correct as so qualified on and as of such date);

•

the representations and warranties of Iora relating to Iora’s option plans and phantom stock awards, taxes and healthcare regulatory matters will have been true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or material adverse effect, which representations and warranties as so qualified will be true and correct in all respects) on and as of the date of the merger agreement and as of immediately prior to the effective time as though such representations and warranties were made as of immediately prior to the effective time (except for the representations and warranties of Iora made as of a specified date, which will be true and correct in all material respects as of such date or, if qualified by their terms by a reference to materiality or material adverse effect, then true and correct as so qualified on and as of such date);

•

the representations and warranties of Iora related to the absence of certain changes or events will have been true and correct on and as of the date of the merger agreement and as of immediately prior to the effective time as though such representations and warranties were made as of immediately prior to the effective time;

•

representations and warranties of Iora related to certain capitalization matters will have been true and accurate in all respects on and as of the date of the merger agreement and on as immediately prior to the effective time as though such representations and warranties were made on and as of immediately prior to the effective time (except for the representations and warranties of Iora made as of a specified date, which will be true and correct as of such date), except de minimis inaccuracies;

•

all other representations and warranties of Iora set forth in the merger agreement will have been true and correct (without giving effect to any qualifications of a reference to materiality or material adverse effect) on and as of the date of the merger agreement and on and as of immediately prior to the effective time as though such representations and warranties were made on and as of immediately prior to the effective time (except for the representations and warranties of Iora made as of a specified date, which will be true and correct as of such date), except for such failures to be true and correct that would not have a material adverse effect.

•

Iora, its subsidiaries and the affiliated practices will have performed in all material respects the obligations required to be performed by each of them under the merger agreement at or prior to the closing date.

•	Since the date of the merger agreement, there will not have occurred a material adverse effect with respect to Iora.

•

Iora will have provided notice to CMS regarding the contemplated transactions for purposes of maintaining the Iora’s, its subsidiaries’ and the affiliated practices’ participation in the CMS Direct Contracting Model, and will not have received any objection or notice of termination from CMS within ninety (90) days of providing such notice. Such notice was provided to CMS on June 8, 2021.

•

Each senior employee agreement executed concurrently with the merger agreement by the key employees will be in full force and effect and will not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and no key employee that has executed a key employee offer will have terminated his, her or its employment with Iora or any of its subsidiaries (other than as a result of death or disability) or expressed an intention (whether formally or informally) in terminating their employment with 1Life (or any affiliate of 1Life, including the surviving corporation) following the closing of the merger.

•

At least 80% of an agreed list of Iora employees will be employed as of the date of the merger agreement and identified by Iora will have executed new offer letters with 1Life on 1Life’s standard form of offer letter, together with 1Life’s customary form of proprietary inventions assignment agreement (which forms were made available to Iora prior to the date of the merger agreement), provided, that any employee that is unable to execute a new offer letter with 1Life as a result of a death or disability will be excluded from the determination of whether this condition has been satisfied, and the percentage set forth in this condition will be determined as if such individual were not included in the group subject to this condition; provided, further that no such offer letter will include any restrictive covenant agreements or similar provisions (other than any such provisions agreed to in any restrictive covenant agreement executed concurrently with the execution of the merger agreement or such provisions included in 1Life’s customary offer letter for all new employees that was provided to Iora prior to the date of the merger agreement).

•

With respect to any payments and/or benefits that Iora (in consultation with 1Life) determines may constitute “parachute payments” under Section 280G of the Code with respect to any individual whom Iora reasonably believes is, with respect to Iora, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), (i) 280G approval was obtained, or (ii) that the 280G approval was not obtained and as a consequence, that such “parachute payments” will not be made or provided, pursuant to the waivers of those payments and/or benefits that were executed by the affected individuals.

•	Holders of outstanding Iora’s capital stock representing at least 90% of all of Iora’s capital stock outstanding as of immediately prior to the closing of the merger and at least 90% of the voting power of all of Iora’s capital stock outstanding as of immediately prior to the closing of the merger will have delivered executed joinder agreements, as applicable, to 1Life.

•	Each of the management services agreements between an affiliated practice and Iora or its subsidiaries will have been amended and restated in form and substance approved by 1Life.

•	Iora will have delivered to 1Life the items identified in the merger agreement.

In addition, the obligation of Iora to effect the merger is further subject to the satisfaction (or waiver, if permissible under applicable law) on or prior to the closing of the merger of the following conditions:

•

the representations and warranties of 1Life related to (a) organization, standing, corporate power and subsidiaries; (b) certain capitalization matters; (c) certain matters with respect to authority and voting requirements; and (d) brokers and other advisors will have been true and correct in all respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or material adverse effect, which representations and warranties as so qualified will be true and correct in all respects) on and as of the date of the merger agreement and as of immediately prior to the effective time as though such representations and warranties were made as of immediately prior to the effective time (except for the representations and warranties of 1Life made as of a specified date, which will be true and correct in all material respects as of such date or, if qualified by their terms by a reference to materiality or material adverse effect, then true and correct as so qualified on and as of such date);

•

certain representations and warranties of 1Life related to the absence of changes will have been true and correct on and as of the date of the merger agreement and as of immediately prior to the effective time as though such representations and warranties were made as of immediately prior to the effective time;

•

the representations and warranties of 1Life related to certain capitalization matters will have been accurate in all respects on and as of the date of the merger agreement and on as immediately prior to the effective time as though such representations and warranties were made on and as of immediately prior to the effective time (except for the representations and warranties of 1Life made as of a specified date, which will be true and correct as of such date), except de minimis inaccuracies;

•

all other representations and warranties of 1Life set forth in the merger agreement will have been true and correct (without giving effect to any qualifications of a reference to materiality or material adverse effect) on and as of the date of the merger agreement and on and as of immediately prior to the effective time as though such representations and warranties were made on and as of immediately prior to the effective time (except for the representations and warranties of 1Life made as of a specified date, which will be true and correct as of such date), except for such failures to be true and correct that would not have a material adverse effect.

•	1Life and Merger Sub will have performed in all material respects the obligations required to be performed by them under the merger agreement at or prior to the closing date.

•	Since the date of the merger agreement, there will not have occurred a material adverse effect with respect to 1Life.

•	The Iora Board designee will have been appointed to the 1Life Board with effect upon the effective time in accordance with the merger agreement.

•	1Life and Merger Sub, as applicable, will have delivered to Iora the items identified in the merger agreement.

•

There will have been no material change in any statute, regulation, official interpretation of any statute or regulation or judicial decision after the date of the merger agreement that would prevent Iora’s tax adviser from delivering the opinion described in the merger agreement.

Indemnification

Scope of Indemnification Obligation

From and after the effective time, by virtue of the merger and subject to the terms, conditions and limitations of the merger agreement, the Iora stockholders will, severally (in accordance with each Iora stockholder’s pro rata portion), but not jointly, indemnify and hold harmless the surviving corporation, 1Life, and their respective directors, officers, employees, affiliates, agents, successors and assigns, such persons we collectively refer to as the 1Life indemnified parties, from and against any and all losses of such person, which losses we refer to as 1Life indemnifiable losses, arising out of or resulting from:

•

any failure of any of Iora’s representations and warranties to be true and correct as of the closing date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties will be true and correct as of such date or dates), which we refer to as a representation breach;

•	any breach or nonfulfillment by Iora of any of its covenants or obligations under the merger agreement or any of the other transaction agreements;

•

in connection with the exercise of dissenters’ or appraisal rights related to the merger by any Iora stockholder, any amounts actually paid to any such Iora stockholder with respect to dissenting shares to the extent, in the aggregate, in excess of the value of the consideration that otherwise would have been payable pursuant to the merger agreement upon the exchange of such dissenting shares, and any reasonable, documented and out-of-pocket third party interest, costs, expenses and fees incurred by any 1Life indemnified party in connection with the administration or defense of any dissenters’ or appraisal rights with respect to such dissenting shares;

•

any inaccuracies in the allocation of merger consideration as set forth in the capitalization spreadsheet or the distribution of the merger consideration, including any legal proceeding by any current, former or alleged security holder of Iora (including against current or former directors of Iora or the surviving corporation) arising out of or relating to an inaccuracy in the calculation of the capitalization spreadsheet or the distribution of the merger consideration or any portion of the escrow fund or the expense fund share and any claim that such current, former or alleged security holder of Iora (including against current or former directors of Iora or the surviving corporation) is entitled to any interest or security of Iora or any its subsidiaries or any payment in connection with the contemplated transactions other than as specifically set forth in the merger agreement or on the capitalization spreadsheet; and

•	all debt of Iora outstanding as of the closing solely to the extent not taken into account in, or raised in connection with, calculating the final deduction amount;

•	all transaction expenses outstanding as of the closing solely to the extent not taken into account in, or raised in connection with, calculating the final deduction amount;

•	any pre-closing taxes, to the extent (i) not taken into account in calculating the final deduction amount and (ii) not subject to indemnification pursuant to a representation breach;

•	any of the matters described in connection with the merger agreement;

•

fraud committed by or on behalf of Iora in the making of the representations and warranties expressly set forth in the merger agreement, each of the foregoing we refer to as an indemnifiable matter; or

•	any liabilities specifically indemnified under the merger agreement, which we refer to as the special indemnity.

Survival of Representations, Warranties and Covenants

If the merger is consummated, other than as set forth below, the representations and warranties of the parties contained in the merger agreement or in any schedule, exhibit or certificate expressly required to be delivered under the merger agreement will survive the closing until 11:59 pm (Pacific Time) on the date that is one (1) year following the closing date; provided, however that, regardless of any investigation made by or on behalf of any of the parties, the representations and warranties (i) of Iora related to organization, standing, corporate power and subsidiaries; capitalization; authority and voting requirements; taxes; and brokers and other advisors, which we collectively refer to as the Iora fundamental representations, and of 1Life related to organization, standing, corporate power and subsidiaries; capitalization; authority and voting requirements; and brokers and other advisors, which we collectively refer to as the 1Life fundamental representations, will survive the closing until the later of (A) six years and (B) 60 days after the expiration of the longest statute of limitations applicable to each such representation or warranty, after giving effect to any waiver, mitigation, tolling or extension thereof; and (ii) of Iora related to certain healthcare regulatory matters, which we refer to as the Iora regulatory representations, will survive the closing until 11:59 pm (Pacific Time) on the date that is 18 months following the closing date. Any indemnification claim based on fraud will survive the closing until the later of (A) six years and (B) 60 days after the expiration of the longest statute of limitations applicable to such claim, after giving effect to any waiver, mitigation, tolling or extension thereof. Any indemnification claim pursuant to the indemnifiable matters (other than a representation breach) will survive the closing until 11:59 pm (Pacific Time) on the date that is 18 months following the closing date (the foregoing survival periods, as applicable, we refer to as the survival period).

Limitation on Indemnification Obligations

The 1Life indemnified parties will not be entitled to make an indemnification claim for any representation breach (other than with respect to the Iora fundamental representations) unless and until (i) the aggregate amount of 1Life indemnifiable losses for such claim (or series of claims) with respect to any such representation breach equals or exceeds $15,000, which we refer to as the per claim threshold, and (ii)(A) the aggregate amount of all such 1Life indemnifiable losses suffered by the 1Life indemnified parties, with respect to such representation breaches (other than 1Life regulatory representations), exceed $10,000,000 and (B) the aggregate amount of all such 1Life indemnifiable losses suffered by the 1Life indemnified parties, with respect to 1Life regulatory representations, exceed $1,000,000, which we refer to as a representation threshold, in which event the 1Life indemnified parties will be entitled to indemnification for all such losses in excess of the representation threshold, subject to the other limitations set forth in the merger agreement; except, that neither the per claim threshold nor the representation threshold will apply in the case of fraud or representation breaches with respect to the Iora fundamental representations.

Subject to the foregoing thresholds, recovery from the indemnity escrow fund is the primary, but not the exclusive, remedy for 1Life indemnifiable losses arising out of or resulting from a representation breach of (A) an Iora fundamental representation or (B) subject to the representation threshold, an Iora regulatory representation; or (C) based on fraud (except in respect to the fraud persons (as defined below)). If, and only if and to the extent, there are no funds remaining in the indemnity escrow fund available for recovery in respect of 1Life indemnifiable losses arising out of or resulting from a representation breach or fraud, any additional liability for such 1Life indemnifiable losses will be satisfied first, from 1Life’s R&W policy retention amount, second, from the R&W policy, and finally, once each of 1Life’s R&W policy retention amount and the R&W policy has been exhausted, directly from the Iora stockholders on a several and not a joint basis (in accordance with each Iora stockholder’s pro rata portion thereof).

Recovery from the indemnity escrow fund is the sole and exclusive remedy for 1Life indemnifiable losses related to certain indemnifiable matters, including all representation breaches other than those described in the foregoing paragraph.

In the case of fraud, the 1Life indemnified parties are entitled to recover any 1Life indemnifiable losses directly from (A) the Iora stockholder(s) who perpetrated such fraud or had actual knowledge of such fraud at the time such fraud was committed, such person(s) we refer to as the fraud person(s), on a several and not a joint basis (in accordance with each such fraud person’s pro rata portion thereof) and (B) subject to the foregoing, any

Iora stockholder(s) who are not Fraud Person(s) directly from such Iora stockholder(s) on a several and not a joint basis (in accordance with each such Iora stockholder’s pro rata portion thereof); provided, that, the aggregate amount of 1Life indemnifiable losses for such Iora stockholders will not exceed the merger consideration actually received by such Iora stockholder(s).

Notwithstanding anything to the contrary herein, the maximum aggregate liability of an Iora stockholder to 1Life or any other 1Life indemnified party for 1Life indemnifiable losses in connection with (i) (A) the breach of the representations and warranties contained in the merger agreement, other than the Iora fundamental representations and the Iora regulatory representations, and (B) any indemnifiable matter (other than a representation breach), in each case, will be limited to the indemnity escrow fund; (ii) representation breaches with respect to Iora regulatory representations will be limited to five percent (5%) of the aggregate portion of the merger consideration (as such amount may be adjusted pursuant to the merger agreement) actually received by such Iora stockholder under the merger agreement other than in the case of fraud and (iii) all other matters for which indemnification is available under the indemnification provisions of the merger agreement will be limited to the aggregate portion of the merger consideration (as such amount may be adjusted pursuant to the merger agreement) actually received by such Iora stockholder under the merger agreement, other than in the case of 1Life indemnifiable losses based on fraud perpetrated by the fraud person(s).

The sole recourse for the special indemnity will be recovery from the special indemnity escrow fund.

Other than with respect to (i) specific performance or other equitable relief made pursuant to the merger agreement, or (ii) remedies expressly provided under any joinder agreement, the indemnification provisions of the merger agreement constitute the sole and exclusive remedy after the closing for recovery against or from the Iora Stockholders by the 1Life indemnified parties pursuant to or in connection with the merger agreement and the contemplated transactions.

Escrow Shares Recovery by 1Life and Distribution

Within two (2) business days (except as provided in the escrow agreement) of receipt of written instructions or a settlement memorandum, the escrow agent will disburse escrowed shares held in the applicable escrow fund, but only to the extent that escrowed shares remain in the escrow fund. All distributions of any part of the escrow fund will be made by delivering or causing to be delivered book-entry shares representing the number of escrowed shares to be released to 1Life or to whom the transfer will be made as applicable, in each case, as set forth in the joint instructions.

Within five (5) business days following the termination of the escrow fund, which will occur on the 18-month anniversary of the closing date with respect to the indemnity escrow fund and on the 36-month anniversary of the closing date with respect to the special indemnity escrow fund, the escrow agent will deliver to the exchange agent the balance of the indemnity escrow fund or the special indemnity escrow fund, as applicable, (representing a number of shares of 1Life common stock) for distribution to the Iora stockholders as provided in the escrow agreement (based on their pro rata portion), less any amounts (calculated by reference to 1Life’s announcement stock price) that would be necessary to satisfy any then pending and unsatisfied or unresolved claim for indemnification for any 1Life indemnifiable loss pursuant to the indemnity provisions of the merger agreement delivered to the stockholders’ representative in accordance with and subject to the terms and limitations of the indemnity provisions of the merger agreement if such claim(s) were resolved in full in favor of the 1Life indemnified parties (which amounts will continue to be held in the indemnity escrow fund until the related claims have been finally resolved). Promptly following the time that any such pending and unsatisfied or unresolved claims will thereafter have been resolved, the escrow agent will deliver to the exchange agent or the surviving corporation, as applicable, the remaining portion of such undistributed amount for distribution to the Iora stockholders, if any, not used to satisfy such claims to the Iora stockholders as provided in the escrow agreement (based on their pro rata portion).

Termination of the Merger Agreement

The merger agreement may be terminated and the contemplated transactions abandoned at any time prior to the effective time:

•	by the mutual written consent of 1Life and Iora;

•

by either 1Life or Iora, upon written notice to the other party, if the merger is not consummated on or before the end date; except, that if, as of the end date, the waiting period applicable to the merger under the HSR Act has not expired and all other conditions of the merger agreement have been satisfied or waived, then the end date will be automatically extended until April 16, 2022 (provided that this termination right is not available to any party whose failure to perform any of its obligations under the merger agreement has been the primary cause of, or directly resulted in, the failure of the merger to be consummated on or before the end date);

•

by either 1Life or Iora, upon written notice to the other party, if there is in effect a final order prohibiting the consummation of the merger (provided that this termination right is not available to a party if such order was primarily due to the failure of such party to perform any of its obligations under the merger agreement); or

•	by either 1Life or Iora, upon written notice to the other party, if the 1Life special meeting has concluded and the 1Life stockholder approvals were not obtained.

The merger agreement may be terminated and the contemplated transactions abandoned at any time prior to the effective time by Iora:

•

If it is not in material default of any of its obligations under the merger agreement, upon written notice to 1Life, if 1Life is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would give rise to the failure of a condition set forth in the merger agreement and (ii) is incapable of being cured, or is not cured, by 1Life within 20 business days after its receipt of such written notice; or

•	Upon written notice to 1Life, if the 1Life Board effects a change in recommendation, which we refer to as a 1Life triggering event.

The merger agreement may be terminated and the contemplated transactions abandoned at any time prior to the effective time by 1Life:

•

If it is not in material default of any of its obligations under the merger agreement, upon written notice to Iora, if Iora is in breach of any of its representations, warranties, covenants or agreements set forth in the merger agreement, which breach or failure (i) would give rise to the failure of a condition set forth in the merger agreement and (ii) is incapable of being cured, or is not cured, by Iora within 20 business days after its receipt of such written notice; or

•

Upon written notice to Iora, if the Iora stockholder approval is not obtained by 11:59 p.m. Eastern Time on the second full business day following the effectiveness of this proxy statement/prospectus/consent solicitation statement, which we refer to as an Iora triggering event.

Termination Fees and Expenses; Liability for Breach

If Iora terminates the merger agreement following a 1Life triggering event, then 1Life will pay Iora a fee equal to $50 million within two business days after such termination.

If Iora or 1Life terminates the merger agreement because the 1Life stockholder approvals were not obtained, then 1Life will (i) pay Iora an amount in cash equal to all reasonable out-of-pocket fees and expenses actually incurred by Iora in connection with the merger agreement and the contemplated transactions, up to a maximum of $10 million and (ii) if requested by Iora in writing within three days of such termination, advance an amount no greater than any undrawn amount of the 1Life term loan within ten (10) business days following the date on which Iora submits to 1Life true and correct copies of reasonable documentation supporting such expenses.

If 1Life terminates the merger agreement following an Iora triggering event, then Iora will pay 1Life a fee equal to $50 million within five business days after such termination.

Except as discussed above, each party will bear its own expenses incurred in connection with the negotiation, execution and performance of the merger agreement and each other agreement, document and instrument contemplated by merger agreement and the consummation of the contemplated transactions. Following termination, in addition to any termination fee or expense reimbursement, each party will have the right to pursue damages and other relief for the other party’s fraud or willful and intentional breach of the merger agreement prior to the termination of the merger agreement.

Amendments and Waivers

Subject to applicable law, the merger agreement can be amended, supplemented or modified only by written instrument making specific reference to the agreement signed by the party against whom enforcement of any such amendment, supplement, modification is sought. At any time prior to the effective time, any party may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of any other party, (b) extend the time for the performance of any of the obligations or acts of any other party or (c) waive compliance by the other party with any of the agreements contained in the merger agreement or, except as otherwise provided in the merger agreement, waive any of such party’s conditions. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Specific Performance

The parties agree that irreparable damage would occur in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached. The parties have accordingly agreed that each will be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Each of Iora, on the one hand, and 1Life and Merger Sub, on the other hand, have agreed not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of the merger agreement by Iora or 1Life or Merger Sub, as applicable, and to specifically enforce the terms and provisions of the merger agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of Iora or 1Life and Merger Sub, as applicable, under the merger agreement.

THE MERGER

This section and the section titled “The Merger Agreement” describe the material aspects of the merger, including the merger agreement. While 1Life and Iora believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. 1Life and Iora encourage you to read carefully this entire proxy statement/prospectus/consent solicitation statement, including the merger agreement attached to this proxy statement/prospectus/consent solicitation statement as Annex A, for a more complete understanding of the merger.

Background of the Merger

1Life periodically evaluates a variety of financial and strategic opportunities as part of its long-term strategies to enhance value for its stockholders, including potential acquisitions, divestitures, business combinations and other transactions. In this regard, 1Life from time to time meets with other parties to discuss potential strategic opportunities. Such meetings have included meetings with Iora and other companies. In connection with evaluating these possible strategic and other opportunities, from time to time the 1Life Board has conferred with Morgan Stanley. 1Life selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of, and involvement in, recent transactions in the industry in which One Medical operates and its knowledge of One Medical’s business and affairs.

As part of its ongoing evaluation of its business, Iora’s Board and senior management regularly review opportunities to increase stockholder value and pursue strategic opportunities, including raising capital through private financings or a potential IPO, as well as expanding its business offerings through potential acquisitions, business combinations, strategic partnerships, and other similar transactions. In this regard, Iora has periodically sought the advice of financial advisors, legal counsel and other consultants and experts to evaluate these strategic opportunities. In the summer of 2020, Iora and its board embarked on an effort to raise additional equity capital to fund Iora’s ongoing operations and expansion plans. After considering a number of financial institutions, the Iora Board engaged Credit Suisse to assist Iora’s effort to raise additional capital based on Credit Suisse’s qualifications, expertise and reputations, including their relevant experience and knowledge in the healthcare sector. Shortly thereafter, Iora and Credit Suisse initiated efforts to identify and make initial contacts with potential sources of equity capital.

On September 3, 2020, Rushika Fernandopulle, M.D., MPP, Co-Founder and Chief Executive Officer of Iora emailed Amir Dan Rubin, Chair, Chief Executive Officer and President of 1Life, to suggest they get together to discuss developments in the healthcare industry. Messrs. Rubin and Fernandopulle had known each other for many years and periodically connected at healthcare conferences and other forums to share insights on developments and innovations in healthcare.

On September 30, 2020, Messrs. Rubin and Fernandopulle had a virtual meeting where they discussed the foregoing, as well as ways that 1Life and Iora might be able to work together for their mutual benefit. During this meeting, Mr. Rubin also indicated that 1Life might be interested in exploring a business combination with Iora and, in response, Mr. Fernandopulle suggested the two companies explore the idea more fully.

In the days following the September 30, 2020 virtual meeting, Mr. Fernandopulle called the members of Iora’s ad hoc finance committee, which we refer to as the Iora Finance Committee, which included Christopher J. McKown, Co-Founder and Executive Chairman, and Iora Board members Liam Donohue, Michael A. Greeley and Dhiraj Malkani, to describe these discussions who expressed support for further exploring these discussions with 1Life.

On October 27, 2020, Mr. Rubin, Bjorn Thaler, Chief Financial Officer of 1Life, and Andrew Diamond, Chief Medical Officer of 1Life, had a virtual meeting with Mr. Fernandopulle and Alexander Packard, President of Iora, to discuss a potential business combination transaction.

On November 4, 2020, Messrs. Rubin and Fernandopulle had a telephone call in which Mr. Rubin indicated that 1Life was interested in conducting further diligence and analysis to explore a potential business combination with Iora. Mr. Fernandopulle expressed his support for additional discussions and analysis, but also indicated that Iora was actively seeking to raise additional equity capital.

Over the next several days, Mr. Fernandopulle conferred with members of the Iora Finance Committee, and on November 6, 2020, convened a meeting of the Iora Finance Committee to update them on the ongoing discussions with 1Life. At the same meeting, Mr. Fernandopulle and the Iora Finance Committee also discussed expanding the scope of its financial advisor engagement with Credit Suisse to potentially include third party acquisition interest.

On November 9, 2020, 1Life and Iora entered a mutual non-disclosure agreement to facilitate their exploratory discussions and due diligence in support of a potential business combination transaction, as more fully described in the section titled “The Merger—Confidentiality Agreements.”

On November 19, 2020, the 1Life Board held a regularly scheduled meeting with Mr. Thaler, Lisa Mango, General Counsel and Secretary of 1Life, in attendance. Among other matters, Mr. Rubin provided an overview of Iora’s business, which focused on Iora’s approach to primary care and its philosophical alignment with 1Life, as well as his assessment of Iora’s reputation in the marketplace.

On November 21, 2020, the Iora Board held a meeting where Mr. Fernandopulle presented an update on Iora’s fundraising efforts as well as the ongoing discussions with 1Life. The Iora Board confirmed their support of moving forward with its fundraising efforts and the discussions with 1Life.

On December 8, 2020, Messrs. Rubin and Fernandopulle brought together members of their respective leadership teams to review Iora’s clinical, operational, and technology components.

On December 10, 2020, Messrs. Rubin and Fernandopulle had a telephone call to discuss elements of Iora’s financial model.

On December 13, 2020, a subset of independent directors of the 1Life Board consisting of Bruce W. Dunlevie, Robert R. Schmidt and Paul R. Auvil, which we refer to as the Board subgroup, held a meeting with Messrs. Rubin and Thaler and Ms. Mango in attendance during which, among other things, the attendees discussed the status of 1Life’s discussions with Iora, including the strategic rationale for a potential transaction, potential next steps and related matters. Senior members of 1Life management continued to consult the Board subgroup regularly regarding the key issues related to a potential transaction with Iora based on the constituent directors’ independence, experience with strategic transactions, existing roles within the 1Life Board and willingness to serve in such roles. In addition, Morgan Stanley attended several meetings of the Board subgroup.

During the course of the following week, representatives of each of 1Life and Iora held a series of virtual meetings to discuss Iora’s business, financial performance and other business and operational due diligence matters, as well as potential synergies that could result from a business combination of the two companies.

On December 16, 2020, Messrs. Rubin and Fernandopulle had a telephone call in which the CEOs further discussed the prospects of a potential business combination of the two companies.

On December 18, 2020, the Board subgroup met with Messrs. Rubin and Thaler and Ms. Mango in attendance. Mr. Rubin provided an update on preliminary due diligence matters and the status of discussions with Iora. Following discussion, the Board subgroup confirmed their support for 1Life’s management to pursue further discussions and negotiations with Iora and to submit an initial non-binding indication of interest to acquire Iora on the terms discussed at the meeting. Later that day 1Life submitted a non-binding indication of interest in which 1Life proposed to acquire Iora in an all-stock transaction for 43.4 million shares of 1Life common stock, representing an implied valuation of Iora of $1.75 billion based on the closing share price of 1Life common stock as of such time, and seeking a period of exclusivity in which to complete its confirmatory due diligence and negotiate definitive transaction agreements for the proposed transaction, which we refer to as the December 18 Proposal.

On December 20, 2020, the Iora Finance Committee met by video conference to discuss the December 18 Proposal. Members of Iora’s senior management team, as well as representatives from Credit Suisse and Skadden, Arps, Slate, Meagher & Flom LLP, Iora’s outside counsel for a potential business combination with 1Life, which we refer to as Skadden, also attended the meeting. During the meeting, the Iora Board discussed the status of Iora’s efforts to raise additional equity capital, Iora’s recent engagement with 1Life regarding a potential business combination transaction and the December 18 Proposal. After discussion, the Iora Finance Committee determined that the December 18 Proposal was insufficient in order for the Iora Board to abandon its current business strategy and efforts to raise additional equity capital.

On December 21, 2020, Messrs. Rubin and Fernandopulle spoke by telephone to discuss the December 18 Proposal. Mr. Fernandopulle conveyed to Mr. Rubin that the December 18 Proposal was inadequate in order for Iora to abandon its stand-alone business strategy and efforts to raise additional equity capital. Based on this response, Mr. Rubin requested additional time and additional diligence materials for 1Life to conduct more diligence on Iora in order to potentially improve its transaction proposal.

On December 24 and 28, 2020, Messrs. Rubin and Fernandopulle spoke by telephone to further discuss the December 18 Proposal in more detail as well as the additional due diligence materials provided. On December 28, 2020, the Board subgroup met with Messrs. Rubin and Thaler and Ms. Mango in attendance. Mr. Rubin provided the Board subgroup with an update on his discussions with. Mr. Fernandopulle and Iora’s rejection of the December 18 Proposal. The Board subgroup discussed next steps with respect to Iora and other potential strategic acquisition opportunities. Following discussion, the Board subgroup authorized Mr. Rubin to submit a revised non-binding indication of interest to acquire Iora for 48.5 million shares of 1Life common stock, implying a valuation of Iora of $2.1 billion based on the closing share price of 1Life common stock as of such time, which we refer to as the December 28 Proposal.

Later that day, 1Life sent its December 28 Proposal to Iora and on January 4, 2021, the Iora Board, as well as other representatives from Iora senior management, Credit Suisse and Skadden met by video conference to discuss the December 28 Proposal. After discussion, the Iora Board determined the December 28 Proposal was insufficient in order for the Iora Board to abandon its current business strategy and efforts to raise additional equity capital.

On January 4 and 8, 2021, Messrs. Rubin and Fernandopulle spoke virtually to further discuss the December 28 Proposal. Mr. Fernandopulle conveyed to Mr. Rubin that the Iora Board believed the December 28 Proposal was still inadequate in order for the Iora Board to abandon Iora’s current business strategy but Mr. Fernandopulle also provided guidance that any transaction would need to imply a valuation of Iora of at least $2.3 billion at the time of the announcement of a transaction in order for Iora to move forward with discussions with 1Life. Mr. Fernandopulle also provided an illustrative term sheet for the proposed transaction requesting certain additional terms, including no indemnification of 1Life by Iora stockholders, and Iora Board representation on the combined company’s board of directors.

On January 11, 2021, the Board subgroup met with Messrs. Rubin and Thaler and Ms. Mango in attendance. Mr. Rubin provided the Board subgroup with a status update on his discussions with Mr. Fernandopulle. The Board subgroup discussed various deal considerations and the strategy for the discussions with Iora.

On January 13, 2021, 1Life sent Iora a revised non-binding indication of interest to Iora, which implied a valuation of Iora of $2.3 billion and indicating that the purchase price would be paid in shares of 1Life common stock at an exchange rate that would be determined prior to the announcement of a transaction, which we refer to as the January 13 Proposal.

On January 15, 2021, the Iora Finance Committee, as well as other representatives from Iora senior management, Credit Suisse and Skadden met by video conference to discuss the January 13 Proposal. After discussion, the Iora Finance Committee authorized Mr. Fernandopulle and the management team, as well as Credit Suisse and Skadden, to commence negotiations with 1Life and its advisors regarding the terms of a potential business combination transaction based on the general terms set forth in the January 13 Proposal.

On January 15 and 18, 2021, Messrs. Rubin and Fernandopulle spoke by telephone and met in person, respectively, to discuss the January 13 Proposal.

On January 18, 2021, Messrs. Rubin and Fernandopulle met in person in Palo Alto, California to further discuss a potential business combination and on January 19, 2021, Messrs. Rubin, Diamond and Doug Gunderson, Senior Vice President of Operations at 1Life, and Mr. Fernandopulle met in Phoenix, Arizona to tour 1Life and Iora facilities and exchange additional financial and due diligence information.

During the weeks that followed, 1Life conducted extensive due diligence of non-public information related to Iora and organized a number of virtual meetings between Iora management teams and representatives of 1Life and Iora to conduct due diligence.

On February 2, 2021, 1Life received instructions from Credit Suisse, which included guidance on the terms Iora would like included in 1Life’s revised proposal, including terms addressing the determination of how many 1Life shares would be issued in the transaction, governance of the combined company, a path to liquidity for Iora stockholders following completion of the transaction and receipt of 1Life shares, transaction certainty, conditions and approvals, necessary confirmatory diligence, and a proposed timeline indicating 1Life’s ability to complete its due diligence by March 5, 2021.

On February 3, 2021, 1Life and Iora executed a supplemental confidentiality agreement to facilitate the exchange of potentially sensitive commercial information, as more fully described in the section titled “The Merger—Confidentiality Agreements.”

On February 5, 2021, the 1Life Board subgroup met with Messrs. Rubin and Thaler, Ms. Mango, and representatives of Morgan Stanley in attendance. Representatives of Morgan Stanley discussed certain market and financial perspectives and reviewed certain preliminary financial analyses relating to Iora.

On February 8, 2021, the 1Life Board held a special meeting with Mr. Thaler, Ms. Mango and representatives of Morgan Stanley in attendance. Mr. Rubin provided the 1Life Board with an overview of a potential strategic transaction with Iora, including an overview of Iora’s business and anticipated operational and strategic synergies, and summarized the material terms of the proposed transaction with Iora and preliminary due diligence findings. Morgan Stanley then discussed the competitive landscape. At this meeting the 1Life Board authorized the previously constituted Board subgroup to oversee 1Life management’s process with Iora and to provide 1Life management with board support and direction in those efforts. Following discussion, the 1Life Board authorized certain members of 1Life’s senior management, including Messrs. Rubin and Thaler and Ms. Mango, to proceed with due diligence and negotiations with Iora with the advice and counsel of the Board subgroup and to submit a non-binding letter of intent to Iora on the proposed terms. Messrs. Rubin and Ms. Mango also discussed with the 1Life Board their recommendation to engage Morgan Stanley in connection with the proposed transaction with Iora and the 1Life Board authorized 1Life management to negotiate an engagement letter with Morgan Stanley, which engagement letter was executed on June 4, 2021.

On February 12, 2021, 1Life submitted a revised non-binding indication of interest to Iora, confirming its implied valuation of Iora of $2.3 billion in the January 13 Proposal and proposing that the purchase price would be paid in shares of 1Life common stock at an exchange rate that would be determined prior to the announcement of a transaction based on the volume-weighted average trading price of 1Life common stock over a mutually agreed period prior to the signing of definitive transaction documents and addressing the other requested terms, which we refer to as the February 12 Proposal. The February 12 Proposal also requested a period of exclusive negotiations to facilitate ongoing negotiations between the parties.

On February 23, 2021, 1Life and Iora executed an exclusivity agreement for a period extending through March 12, 2021, which exclusivity agreement was subsequently extended for successive one-week terms through May 18, 2021 in order to facilitate ongoing negotiations between the parties. The foregoing exclusivity agreement contained terms enabling Iora to continue its efforts to seek additional equity capital as an alternative to a business combination transaction with 1Life, and Iora continued these efforts throughout the period of time in which it continued to discuss a potential business combination transaction with 1Life.

During the weeks that followed entry into the exclusivity agreement, 1Life continued to conduct due diligence of non-public information related to Iora, including virtually between management teams and representatives of 1Life and Iora, and Messrs. Rubin and Fernandopulle had periodic check-in calls.

On February 23 and March 5, 2021, 1Life’s outside legal counsel, Cooley LLP, which we refer to as Cooley, sent initial drafts of the merger agreement and the forms of the Iora voting agreement and the Iora joinder agreement, respectively, to Skadden. From this time until the execution of the merger agreement, representatives of Cooley and Skadden negotiated and exchanged drafts of the merger agreement and other transaction documents.

On March 2, 2021, Ms. Munson, Iora’s Chief Financial Officer, informed Mr. Thaler that Iora’s annual financial statements for the year ending December 31, 2020 were not going to be available prior to the then-current targeted announcement date for the proposed transaction. Ms. Munson expressed Iora’s willingness to include provisions in the merger agreement committing Iora to deliver such audit as promptly as practicable in advance of 1Life’s filing of a registration statement for the proposed transaction. Mr. Rubin subsequently informed Mr. Fernandopulle that it was not willing to proceed with the proposed transaction prior to the completion of Iora’s 2020 audited financial statements.

On March 7, 2021, the 1Life Board held a special meeting with Mr. Thaler, Ms. Mango, and representatives of Morgan Stanley in attendance. Mr. Rubin provided an update on the status of a potential transaction with Iora, including an overview of key issues and deal timing. Representatives of Morgan Stanley then discussed the economic terms of the transaction and the impact of potential synergies arising from the acquisition, based on the synergies provided by 1Life.

On March 13, 2021, the 1Life Board held a regularly scheduled meeting with senior management in attendance at which Mr. Rubin reviewed the status of a potential transaction with Iora and the steps taken by management to advance the deal since its last update to the 1Life Board.

On April 1, 2021, the Board subgroup met, with Messrs. Rubin and Thaler and Ms. Mango in attendance. Mr. Rubin provided the Board subgroup with a status update on the potential transaction with Iora and an overview of outstanding key deal issues, including the outstanding 2020 audit, 1Life obtaining representation and warranty insurance, and the potential terms of a working capital loan from 1Life to Iora.

Between May 15 and May 19, 2021, Messrs. Rubin and Fernandopulle spoke virtually on numerous occasions to discuss potential resolution of key terms and issues that had not been resolved by the negotiation teams. During this period of time, the trading price of 1Life stock implied that Iora’s stockholders would hold approximately 30% of 1Life’s outstanding stock on a fully diluted basis based on the Iora valuation set forth in the February 12 Proposal.

On May 19, 2021, Mr. Rubin called Mr. Fernandopulle to convey that, based on Mr. Rubin’s discussions with members of the Board subgroup, Mr. Rubin did not believe the Board would be supportive of Iora shareholders owning more than approximately 25% of 1Life’s stock on a fully diluted basis. Mr. Fernandopulle indicated that Iora viewed this change as a material deviation from the February 12 Proposal, which the Iora Board had relied upon in granting 1Life exclusivity.

On May 20, 2021, Ms. Munson informed Mr. Thaler that Iora was in receipt of its audited financial statements for the year ending December 31, 2020. On the same day, the 1Life Board subgroup met, with Messrs. Rubin and Thaler and Ms. Mango in attendance. Mr. Rubin provided an update on the status of a potential transaction with Iora and the attendees discussed Iora’s implied valuation based on the February 12 Proposal in light of 1Life’s then-current stock price.

On May 26, 2021, Mr. Fernandopulle, after consultation with his advisors and the Iora Board, spoke with Mr. Rubin by telephone and proposed an exchange ratio consistent with the February 12 Proposal that would result in Iora stockholders receiving approximately 30% of 1Life’s stock on a fully diluted basis based on 1Life’s then-outstanding stock.

On May 27, 2021, Messrs. Auvil and Schmidt of the Board subgroup, and later Mr. Dunlevie of the Board subgroup, met with Messrs. Rubin and Thaler and Ms. Mango. Mr. Rubin provided an update on the status of negotiations with Iora regarding Iora’s implied valuation and pro forma ownership of 1Life, including Mr. Fernandopulle’s counterproposal.

On May 28, 2021, representatives of Morgan Stanley, as directed by the 1Life Board subgroup, proposed to Credit Suisse a transaction mechanic in which Iora stockholders would receive 53 million shares of 1Life common stock in the proposed transaction, which equated to Iora’s stockholders owning approximately 26% of 1Life’s stock on a fully diluted basis.

On May 30, 2021, Mr. Rubin and Mr. Fernandopulle spoke by telephone and tentatively agreed to support a transaction that implied that Iora’s stockholders would hold 26.75% of 1Life’s stock on a fully diluted basis based on 1Life’s then-outstanding stock, subject to receipt of approval from the boards of each company.

On June 3, 2021, the 1Life Board held a regularly scheduled meeting with Mr. Thaler and Ms. Mango in attendance. Among other matters, Mr. Rubin and Mr. Thaler updated the 1Life Board on the progression of negotiations with Iora and the material open negotiation points remaining with respect to the transaction documents, including valuation, and potential synergies and risks relating to the proposed transaction.

During the period from June 3, 2021 through June 6, 2021, representatives from Skadden and Cooley finalized negotiations and drafting of the proposed definitive documentation for the proposed transaction, including finalizing negotiations of the voting agreements with Carlyle Partners VII Holdings, L.P. and Benchmark Capital Partners V, L.P.

On June 5, 2021 the Iora Board held a special meeting with senior management and representatives of Skadden and Credit Suisse in attendance. Representatives from Skadden presented the then-current legal terms of the proposed transaction and responded to questions from members of the Iora Board. Representatives from Credit Suisse then presented the then-current financial terms of the proposed transaction and responded to questions from members of the Iora Board. Mr. Fernandopulle then summarized for the Iora Board the remaining open issues subject to ongoing negotiation and outlined the timeline for the final approval by the Iora Board and, subject to such approval, the execution of definitive documentation for the proposed transaction.

On June 6, 2021, the 1Life Board held a special meeting with senior management and representatives of Cooley and Morgan Stanley in attendance for portions of the meeting. Representatives of Cooley discussed certain legal matters with the 1Life Board, including the fiduciary duties of directors in connection with the proposed transaction with Iora. The 1Life Board then confirmed that no directors of the 1Life Board had any conflicts of interest with respect to Iora. Mr. Rubin updated the 1Life Board on the final negotiations and discussions with Iora regarding the proposed definitive transaction documentation and the material provisions of the merger agreement, including the assumptions underlying the implied transaction value of Iora and the terms of the working capital loan from 1Life to Iora. Also at this meeting, Morgan Stanley reviewed with the 1Life Board its financial analysis of the Aggregate Consideration (as defined below) to be paid by 1Life pursuant to the merger agreement. Thereafter, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Aggregate Consideration (as defined below) to be paid by 1Life pursuant to the merger agreement was fair from a financial point of view to 1Life. The full text of the written opinion of Morgan Stanley is attached to this proxy statement/prospectus/consent solicitation statement as Annex B is incorporated by reference in this proxy statement/prospectus/consent solicitation statement in its entirety. See also the section titled “—Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC” beginning on page 96 of this proxy statement/prospectus/consent solicitation statement. Ms. Mango then noted the resolutions before the 1Life Board. The 1Life Board unanimously approved and declared advisable, fair to and in the best interests of 1Life and its stockholders, the merger agreement, the 1Life voting agreements, the Iora joinder agreements and the merger and the issuance of shares of 1Life common stock in connection therewith, and unanimously recommended that 1Life stockholders vote to adopt the proposal to issue shares of 1Life common stock in connection with the merger.

Throughout Iora’s consideration of the proposed transaction, including its consideration of the December 18 Proposal, the December 28 Proposal, the January 13 Proposal and the February 12 Proposal, the Iora Board and Iora’s senior management met on numerous occasions across various cross-functional teams to evaluate the status of the proposed transaction, alternatives available to Iora, including potential venture financing and an unsolicited non-binding third-party indication of interest at a valuation that the Iora Board determined was unlikely to maximize value for all stockholders, and the terms proposed by 1Life in connection with the proposed transaction. In considering such matters, the Iora Board and Iora’s senior management received financial advice from Credit Suisse and legal counsel from Skadden. On June 6, 2021, the Iora Board held a special meeting with senior management and representatives from Credit Suisse and Skadden also in attendance. During that meeting Mr. Fernandopulle and representatives from Credit Suisse and Skadden updated the Iora Board on the final negotiations and discussions with 1Life regarding the proposed definitive transaction documentation and the material provisions of the merger agreement, including matters relating to indemnification obligations of Iora’s stockholders. Members of the Iora Board asked questions of Skadden and Credit Suisse throughout the meeting, after which, the Iora Board unanimously (with the exception of one director, who was unexpectedly unable to attend the meeting but informed the Iora Board in writing of his support for the contemplated transactions and asked that Iora’s general counsel file such support with the minutes of the meeting) approved and declared advisable, fair to and in the best interests of Iora and its stockholders, the merger agreement and the other agreements contemplated thereby.

Following the approval of the 1Life Board and Iora Board of the merger and the merger agreement, later in the evening on June 6, 2021, the parties executed the merger agreement and the other documentation related to the proposed transaction. Concurrently with the execution of the merger agreement, certain stockholders of Iora beneficially owning an aggregate of approximately 72.9% shares of Iora capital stock on a fully diluted basis delivered joinder agreements to vote their respective shares of Iora stock for the approval and adoption of the merger agreement, and Carlyle Partners VII Holdings, L.P. and Benchmark Capital Partners V, L.P. delivered voting agreements to vote in favor of the issuance of 1Life common stock in connection with the merger.

On June 7, 2021, 1Life issued a press release announcing the merger.

1Life’s Reasons for the Merger; Recommendation of the Stock Issuance by the 1Life Board

In evaluating the merger agreement and the proposal to issue shares of 1Life common stock in connection with the proposed merger, the 1Life Board consulted with 1Life’s management and legal and financial advisors. In connection therewith, the 1Life Board considered a number of reasons, including the following reasons which the 1Life Board viewed as generally supporting its decision to approve and enter into the merger agreement and recommend that 1Life stockholders vote “FOR” approval of the 1Life stock issuance proposal (not necessarily in order of relative importance):

Strategic Factors. The 1Life Board evaluated the following strategic reasons supporting its approval of and entry into the merger agreement:

•	the combined company will be a premier national human-centered, technology-powered, value-based primary care platform across commercially insured and Medicare populations at every stage of life;

•	the proposed merger extends One Medical’s platform to deliver multi-modal care with 24/7 national digital health and in-person care across a combined 28 markets and beyond;

•

the proposed merger enlarges One Medical’s total addressable market by $700 billion, for a combined potential market opportunity of $870 billion across commercial primary care and Medicare segments, including the new GPDC Model;

•	the proposed merger enhances One Medical’s risk-taking capabilities and extends One Medical into at-risk Medicare reimbursement models;

•	the proposed merger accelerates the expansion of two high-growth organizations, with complementary cultures and models serving as a premier place to practice modernized healthcare; and

•	projected efficiencies from integrating certain of Iora’s operations into One Medical’s existing operations, including revenue and cost synergies and capital expenditure savings.

Other Factors Considered by the 1Life Board. In addition to considering the strategic reasons described above, the 1Life Board considered the following additional reasons, all of which it viewed as supporting its decision to approve the proposed merger:

•

its knowledge of One Medical’s business, operations, financial condition, earnings and prospects on a standalone basis and of Iora’s business, operations, financial condition, earnings and prospects, taking into account the results of 1Life’s due diligence review of Iora;

•

the fact that the exchange ratio will not fluctuate based upon changes in the market price of the 1Life common stock between the date of the merger agreement and the date of the consummation of the proposed merger, providing greater certainty to 1Life regarding the anticipated financial benefits of the merger;

•

the opinion of Morgan Stanley & Co. LLC, dated June 6, 2021, to the 1Life Board, which opinion is attached hereto as Annex B, to the effect that, as of such date and based upon and subject to the assumption made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Aggregate Consideration (as defined below) to be paid by 1Life pursuant to the merger agreement was fair from a financial point of view to 1Life, as more fully described in the section titled “—Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC”;

•	the comprehensive terms and conditions of the merger agreement, including the representations, warranties, covenants, indemnities, closing conditions and termination provisions;

•

the terms of the joinder agreements entered into in connection with the execution of the merger agreement, including the commitment (subject to the terms of the joinder agreements) by certain of Iora stockholders to, among other things, vote for the approval and adoption of the merger agreement, which represents in the aggregate approximately 72.9% of the outstanding Iora capital stock; and

•	the likelihood that the merger will be consummated on a timely basis.

The 1Life Board weighed the advantages and opportunities listed above against the following other reasons identified in its deliberations as weighing negatively against the proposed merger, including the following (not necessarily in order of relative importance):

•	the substantial cost of integrating the two companies as well as the risk that integration costs may be greater than anticipated;

•

the challenges inherent in the merger of two businesses of the size and scope of One Medical and Iora, including the risks that it may be difficult to retain key employees and that management’s attention might be diverted for an extended period of time;

•	the risk of not achieving all of the anticipated synergies and the risk that strategic benefits and other anticipated benefits might not be realized or may take longer than expected to achieve;

•

the dilution of the ownership interests of 1Life’s current stockholders that would result from the Iora stock issuance, and the fact that existing equityholders of Iora are expected to own approximately 26.75% of 1Life on a fully diluted basis following the proposed merger;

•	the risk that the proposed merger may limit 1Life’s ability to engage in additional future strategic acquisitions;

•

the fact that, in the event of a termination of the merger agreement by 1Life due to a change in the 1Life Board recommendation, 1Life will pay Iora a termination fee of $50 million, as more fully described in the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach.”

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the fact that, in the event of a termination of the merger agreement by 1Life or Iora due to the fact that 1Life’s stockholders have failed to approve the stock issuance proposal, 1Life will pay Iora a termination fee of Iora’s reasonable out-of-pocket fees and expenses actually incurred by Iora, up to a maximum of $10 million, as more fully described in the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”;

•

the risks associated with the effects of general competitive, economic, political, and market conditions, including challenges affecting the global economy resulting from the COVID-19 pandemic and fluctuations in the trading price of shares of 1Life common stock; and

•	the risks of the type and nature described under the caption “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

In view of the factors considered in connection with its evaluation of the proposed merger and the complexity of these matters, the 1Life Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the proposed merger and the merger agreement and to make its recommendation to 1Life stockholders. In addition, individual members of the 1Life Board may have given differing weights to different factors. In reaching its determination to approve the proposed merger and the merger agreement, the 1Life Board conducted an overall review of the factors described above, including thorough discussions with 1Life’s management and outside legal and financial advisors.

The 1Life Board unanimously declared that the merger agreement and the transactions contemplated thereby, including the issuance of 1Life common stock to Iora stockholders in connection with the merger, are advisable, fair to and in the best interests of 1Life and its stockholders and approved the merger agreement and the transactions contemplated by the merger agreement, including the issuance of 1Life common stock to Iora stockholders in connection with the merger.

The 1Life Board recommends that 1Life stockholders vote “FOR” the 1Life stock issuance proposal and “FOR” the 1Life adjournment proposal.

Iora’s Reasons for the Merger; Recommendation of the Merger by the Iora Board

At a meeting held on June 6, 2021, the Iora Board unanimously (with the exception of one director, who was unexpectedly unable to attend the meeting but informed the Iora Board in writing of his support for the contemplated transactions and asked that Iora’s General Counsel file such support with the minutes of the meeting) (a) approved and declared advisable the contemplated transactions and (b) determined that the contemplated transactions, upon the terms and subject to the conditions set forth therein, were advisable, fair to and in the best interests of Iora and its stockholders. In evaluating and ultimately approving the contemplated transactions, the Iora Board, in consultation with Iora management and Iora’s financial and legal advisors, engaged in numerous discussions regarding the contemplated transactions, held meetings, received materials for their review and consideration, and considered the following reasons (which are not in any relative order of importance):

•	The valuation of Iora represented by the merger consideration represented a compelling premium compared to Iora’s pre-money and post-money equity value in its latest round of venture financing.

•

The all-stock merger consideration offers Iora’s stockholders an opportunity to participate in the synergies and potential growth created by the combined company. To that end, the Iora Board considered that the merger creates an opportunity for significant synergies and growth by combining complementary medical offerings, serving each of the commercially insured and Medicare and Medicare Advantage populations, into a combined entity that can service the entire health ecosystem, both in person and virtually, from pediatrics to geriatrics.

•

If the merger is completed, Iora’s stockholders as a group will have a meaningful ownership interest in the combined company, with an expected ownership of approximately 26.75% on a fully diluted basis, which will allow certain Iora officers and directors to have a continuing influence on the execution of the strategy and business plan of the combined company through the appointment of one Iora designee to the 1Life Board following closing, and of Mr. Fernandopulle as Chief Innovation Officer of the combined company, Tyler Jung as the Chief Medical Officer of Iora Health and Suzanne Hansen as Chief Operating Officer of Iora Health.

•

Iora stockholders will receive freely tradeable 1Life common stock at the completion of the merger, so each Iora stockholder will be able decide whether to hold the 1Life common stock such stockholder receives in the merger, in whole or part, or to sell such stock, in whole or in part.

•

The merger is expected to result in greater long-term stockholder value than Iora’s other strategic alternatives, including remaining an independent company, pursuing additional rounds of venture capital funding or an initial public offering or direct listing, or seeking an alternative transaction with a third party.

•

Iora’s need to raise significant capital in order to fund its ongoing operations and growth, and the Iora Board believes that financing might not be available or might be available on terms that were not attractive and could be highly dilutive to existing stockholders.

•	Iora conducted a thorough process to explore Iora’s strategic alternatives during which Iora investigated the possibility of alternative transactions, including further venture capital funding.

•

Significant Iora stockholders support the merger, including Christopher McKown, Rushika Fernandopulle, F-Prime Capital Partners Healthcare Fund II LP, Point 406 Ventures II, L.P., Point 406 Ventures 2016 Opportunity Fund, L.P., Polaris Venture Partners VI, L.P., Polaris Venture Partners Founders Fund VI, L.P., Flare Capital Partners I, L.P., Flare Capital Partners I-A, L.P., Aquarius Healthcare Investments Pte. Ltd., Hasham Traders, Cox Investment Holdings, Inc. and Humana, Inc, as more fully described in the section titled “—Iora Support Agreements”.

•	The merger consideration and the terms of the merger agreement reflect extensive negotiations between the parties, all of which are believed to be favorable to Iora’s stockholders.

In the course of their deliberations, the Iora Board also considered a variety of risks and other potentially negative reasons that included the following (which are not in any relative order of importance):

•

The synergies and growth that Iora expects to create through the merger may not be fully realized as a result of, among other things, the difficulties inherent in integrating the combined company’s businesses, assets and workforces. As a result, Iora stockholders may not realize the appreciation in the value of the all-stock merger consideration that the Iora Board believes to be a significant benefit of the merger.

•

The value of the merger consideration received by Iora stockholders at the completion of the merger may be lower than the value of the merger consideration at the time of the announcement of the merger by virtue of the fact that exchange ratio used to calculate the all-stock merger consideration is fixed in the merger agreement (subject to certain adjustments), indicating that Iora’s stockholders could be adversely affected by a decrease in the trading price of 1Life common stock during the pendency of the merger.

•	The merger consideration is subject to potential downward adjustments in the event that certain fees and other expenses fall outside a certain agreed upon range.

•

The merger consideration is subject to escrow holdbacks that could be forfeited to 1Life, in whole or in part, in the event that 1Life incurs certain liabilities following the completion of the merger that are indemnifiable by Iora’s stockholders.

•

The merger may not be completed or may be unduly delayed for reasons beyond the control of Iora and/or 1Life, including the possibility that 1Life’s stockholders fail to approve the merger and the possibility that antitrust authorities prohibit or enjoin the merger.

•

If the merger is not completed, Iora will have expended significant human and financial resources on a failed transaction, and may also be required to pay 1Life a termination fee under certain circumstances (as more fully described in the section titled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach”).

•

The merger agreement restricts Iora’s ability to seek alternative transactions or engage in discussions regarding any unsolicited transaction proposals it may receive during the pendency of the merger (as more fully described in the section titled “The Merger Agreement—No Solicitation by Iora”), which could have the effect of discouraging such proposals from being made or pursued.

•

Various other risks associated with the merger and the business of 1Life and the combined company set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

In addition to considering the reasons described above, the Iora Board considered the fact that some of Iora’s directors and executive officers have other interests in the contemplated transactions that are different from, or in addition to, the interests of Iora’s stockholders generally, as more fully described in the section titled “ —Interests of Iora’s Directors and Executive Officers in the Merger.”

Each of the members of the Iora Board concluded that the potentially negative factors associated with the contemplated transactions were outweighed by the potential benefits that it expected Iora and its stockholders would achieve as a result of entering into the contemplated transactions. Accordingly, the Iora Board determined that the contemplated transactions were in the best interests of, and fair to, Iora and its stockholders.

In view of the wide variety of factors considered by the Iora Board in connection with its evaluation of the contemplated transactions and the complexity of these matters, in reaching their decisions to approve the contemplated transactions, the Iora Board did not quantify or assign any relative weights to the factors considered, and individual directors may have viewed factors differently or given different weight or merit to different factors and/or considered other factors altogether. The Iora Board considered each of the applicable factors as a whole in context of the contemplated transactions, including with the use of thorough discussions with, and questioning of, Iora management and Iora’s financial and legal advisors, and overall considered such factors to be favorable to, and to support, their determination.

This discussion of Iora’s reasons for the merger is forward-looking in nature and involves risks and uncertainties that could result in the expectations contained in such forward-looking statements not to occur, including those risks and uncertainties discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 21 and 43, respectively, of this proxy statement/prospectus/consent solicitation statement, which sections should be read in conjunction with this discussion of the Iora Board’s reasons for the merger.

1Life Voting Agreements

On June 6, 2021, simultaneously with the execution and delivery of the merger agreement, the 1Life specified stockholders entered into the 1Life voting agreements, pursuant to which the 1Life specified stockholders have agreed to, among other things, vote their respective shares of 1Life common stock in favor of the approval of the issuance of shares of 1Life common stock pursuant to the merger agreement. The 1Life specified stockholders currently beneficially own an aggregate of approximately 15% of the shares of 1Life common stock outstanding. As of the record date for the 1Life special meeting, the 1Life specific stockholders owned an aggregate of approximately 5.9% of the voting power of the outstanding 1Life common stock calculated in the aggregate. The forms of 1Life voting agreement are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Iora Support Agreements

On June 6, 2021, simultaneously with the execution and delivery of the merger agreement, the Support Stockholders of Iora entered into the Signing Support Agreements, with 1Life and Iora, pursuant to which such stockholders of Iora have agreed to, among other things, vote their respective shares of Iora capital stock, which we refer to as the Subject Securities, for the approval and adoption of the merger agreement. As of the public announcement of the merger, the persons and entities signing the Signing Support Agreements beneficially owned an aggregate of approximately 72.9% of the outstanding Iora capital stock, on a fully-diluted basis.

Subject to the terms and conditions set forth in the Signing Support Agreements, the Support Stockholders agreed, among other things, to vote all Subject Securities for which each such Support Stockholder holds voting rights at the time of such vote or action by written consent, and to vote (or cause to be voted), virtually or by proxy, or deliver (or cause to be delivered) a written consent covering, all the Subject Securities:

•

in favor of the adoption of the merger agreement and approval of the terms of the contemplated transactions, and of any other actions reasonably agreed by 1Life and Iora as necessary or appropriate in connection with the contemplated transactions;

•	against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Iora in the merger agreement; and

•

against any action, agreement, proposal or transaction involving Iora or any of its subsidiaries which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the contemplated transactions or the Signing Support Agreements (see the section titled “—Iora Support Agreements”).

The Support Stockholders also (i) agreed to be bound by certain provisions of the merger agreement (including certain indemnity and non-solicitation obligations), (ii) agreed to not enter into any agreement inconsistent with any of the foregoing voting obligations and (iii) granted an irrevocable proxy in favor of 1Life or its designee, in each case, to implement the foregoing voting obligations.

The Signing Support Agreements restrict the Support Stockholders, among other things, from, directly or indirectly, transferring any Subject Securities, subject to certain limited permitted transfers.

In addition to the Signing Support Agreements, the closing of the merger agreement is conditioned upon Iora and 1Life obtaining joinder agreements (substantially in the form attached to the merger agreement), which we refer to as Joinder Agreements, from holders of approximately 90% of the voting power of Iora’s capital stock outstanding as of immediately prior to closing. The Joinder Agreements are substantively the same as the Signing Support Agreements except they do not contain the voting commitment because such Joinder Agreements are anticipated to be executed after the effectiveness of the Iora Written Consent.

The obligations described above terminate on the earlier of: (i) the date on which the merger agreement is validly terminated in accordance with its terms and (ii) the date upon which 1Life, Iora and the applicable Support Stockholder mutually agree to terminate the Joinder Agreement.

Loan Agreement

In connection with the merger, on June 21, 2021, 1Life, Iora and certain of its subsidiaries entered into the loan agreement pursuant to which 1Life has agreed to advance to Iora amounts to fund working capital prior to the closing of the merger or shortly after a termination thereof.

Under the loan agreement, Iora may borrow up to $75 million from time to time, effective as of the date of the loan agreement through the earlier of 30 calendar days following any merger termination, and the maturity date of borrowed amounts under the loan agreement. Such maturity date is the later of (i) 18 months following any merger termination and (ii) 90 days following the earliest of certain maturity dates set forth in the SVB Facility. Amounts drawn under the loan agreement are secured by all assets of Iora and are subordinated to Iora’s obligations outstanding under the SVB Facility.

Amounts drawn will bear interest at a rate equal to 10% per year, payable monthly. Following a merger termination, the interest rate on outstanding drawn amounts will increase by 5% on the six-month anniversary of the termination date and by another 5% on the 12-month anniversary of the termination date, with the total interest rate capped at 20%. Following the merger termination, accrued and unpaid interest will accrete into outstanding principal at the end of each fiscal quarter unless Iora elects to pay such amounts in cash.

The loan agreement includes certain customary covenants and events of default generally consistent with those in the SVB Facility. Iora may voluntarily prepay any drawn amounts under the loan agreement without premium or penalty to the extent permitted under the SVB Facility.

As of the date of this proxy statement/prospectus/consent solicitation statement, there was $20.0 million drawn and outstanding under the loan agreement.

Confidentiality Agreements

On November 9, 2020, 1Life and Iora entered into a mutual non-disclosure agreement, which contained customary confidentiality obligations, including a non-solicitation obligation that limits 1Life’s ability to employ or solicit for employment certain employees of Iora and its affiliates for a period of one year from November 9, 2020. The confidentiality agreement will terminate on the later of (a) November 9, 2021, and (b) the date of termination of the contemplated transactions, except that the obligations to protect confidential information against unauthorized use and disclosure will remain effective until November 9, 2022. On February 3, 2021, 1Life and Iora executed a supplemental confidentiality agreement to facilitate the exchange of potentially sensitive commercial information. Neither confidentiality agreement included a standstill provision.

Exclusivity Agreement

On February 23, 2021, 1Life and Iora entered into an exclusivity agreement, pursuant to which Iora agreed not to solicit or engage in discussions relating to any acquisition proposal or enter into any agreement for an acquisition proposal to acquire Iora until March 12, 2021, which was subsequently extended by amendments.

Unaudited Financial Information

1Life does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results and operational metrics for the current or impending fiscal year in its regular earnings press releases and other investor materials. 1Life avoids making public projections for extended periods due to, among other things, the unpredictability of the underlying assumptions and estimates inherent in preparing such forecasts. In connection with evaluating a possible transaction with Iora, however, 1Life’s management provided (i) standalone forecasts for One Medical based on 1Life’s management long range projections through 2023 and extrapolations through 2030, which we refer to as the 1Life Management Case, (ii) standalone forecasts for Iora based on Iora’s management long range projections through 2025 and 1Life’s management extrapolations through 2030, which we refer to as the Iora Seller Case, (iii) standalone forecasts for Iora based on the Iora Seller Case and applying 1Life’s assumptions and forecasts of Iora through 2030, which we refer to as the Iora Base Case, and (iv) prospective financial information with respect to the ability of the combined company to increase its revenue and reduce its costs and capital expenditures following the consummation of the merger through 2030, which we refer to as the Synergies, to the 1Life Board and to Morgan Stanley in connection with the delivery of its financial analyses described in the section titled “The Merger—Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC”. We refer to the 1Life Management Case, Iora Seller Case, Iora Base Case and Synergies as the Forecasts.

The 1Life Management Case was prepared by 1Life management in connection with the contemplated transaction and reflects a forecast based on numerous estimates and assumptions, including One Medical’s continued performance based on historical performance, and 1Life management’s estimation of continued performance.

Iora does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Iora has prepared the prospective financial information set forth below to present its long-range projections through 2025. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Iora’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Iora management’s knowledge and belief, the expected course of action and the expected future financial performance of Iora. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this this proxy statement/prospectus/consent solicitation statement are cautioned not to place undue reliance on the prospective financial information. Neither Iora’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Iora management prepared its long range projections through 2025 in connection with its consideration of potential future venture financing or a potential M&A transaction, and reflected a detailed forecast based on Iora’s annual operating plan process and numerous estimates and assumptions, including Iora’s historical performance, and Iora management’s estimates regarding future performance.

After review of the Iora management long range projections through 2025, 1Life’s management extrapolated the data through 2030 to create the Iora Seller Case based on assumptions deemed appropriate by 1Life’s management. The Iora Seller Case included (i) a compound annual membership growth rate of 38% from 2021 to 2025 and 26% from 2025 to 2030; and (ii) a compound annual revenue growth rate of 49% from 2021 to 2025 and 29% from 2025 to 2030.

1Life’s management then prepared the Iora Base Case, based on the Iora Seller Case, 1Life’s due diligence investigation of Iora and assumptions and extrapolations deemed appropriate by 1Life’s management relating to Iora’s business and operations. These assumptions included (i) a compound annual member growth rate of 27% from 2021 to 2025 and 25% from 2025 to 2030; (ii) a compound annual revenue growth rate of 38% from 2021 to 2025 and 28% from 2025 to 2030; (iii) an increase in average per-patient medical costs relative to total revenue of between 2% and 5% between 2021 and 2030; and (iv) an increase in other costs included in Care Margin relative to total revenue of up to 1% compared to the Iora seller case between 2021 and 2030.

Using the Iora Base Case and 1Life Management Case, 1Life management then prepared the Synergies, which assumed: (i) annual new incremental members growing from 5,000 in 2022 to 15,000 by 2025 and 22,000 by 2030; (ii) up to 15% savings on estimated variable other costs included in Care Margin (such as staffing and supplies) by leveraging current One Medical operations by 2025; (iii) up to a 20% reduction in future rent expense accounted for in other costs included in Care Margin due to a 20% reduction in combined future office openings by 2025; (iv) up to a 20% reduction in future real estate and other capital expenditures by 2025; (v) up to a 15% reduction in general and administrative expenses of the Iora Base Case by 2025; (vi) general and administrative dissynergies of $10 million beginning in 2022; and (vii) a cumulative cost to achieve Synergies of approximately $80 million over 2021E-2024E.

The Forecasts were prepared solely for internal use and are subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. The estimates and assumptions underlying the Forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions which may not materialize and that are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of One Medical and will be beyond the control of the combined company. 1Life stockholders and Iora stockholders are urged to review the SEC filings of 1Life for a description of risk factors with respect to the business of One Medical and Iora. See the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 43 and 177, respectively, of this proxy statement/prospectus/consent solicitation statement. 1Life stockholders and Iora stockholders are also urged to review the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/consent solicitation statement. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Forecasts included in this proxy statement/prospectus/consent solicitation statement have been prepared by, and are the responsibility of, 1Life’s management. 1Life’s independent registered public accounting firm, PricewaterhouseCoopers LLP, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts or any other prospective financial information contained in this proxy statement/prospectus/consent solicitation statement and accordingly, PricewaterhouseCoopers LLP does not express any opinion or any form of assurance with respect thereto. Iora’s independent auditor, Deloitte & Touche LLP, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Forecasts or any other prospective financial information contained in this proxy statement/prospectus/consent solicitation statement and, accordingly, Deloitte & Touche LLP does not express any opinion or any form of assurance with respect thereto. The PricewaterhouseCoopers LLP and Deloitte & Touche LLP reports incorporated by reference or included in this proxy statement/prospectus/consent solicitation statement, respectively, relate only to the previously issued financial statements of 1Life and Iora, respectively. Such reports do not extend to the Forecasts and should not be read to do so. While 1Life believes that such non-GAAP financial measures provide useful supplemental information in analyzing One Medical’s and Iora’s financial results, there are limitations associated with the use of such financial measures. Such non-GAAP measures as used by 1Life and Iora, such as Adjusted EBITDA and unlevered free cash flow, may not be directly comparable to similarly titled measures used by other companies and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transactions if the disclosure is included in a document such as this proxy statement/prospectus/consent solicitation statement. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the 1Life Board or Morgan Stanley in connection with the transactions. Accordingly, 1Life has not provided a reconciliation of the financial measures included in the Forecasts to the relevant GAAP financial measures. The Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the transactions. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus/consent solicitation statement are cautioned not to place undue reliance on the Forecasts.

1LIFE HAS NOT UPDATED NOR DOES IT INTEND TO UPDATE OR OTHERWISE REVISE THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTS ARE NO LONGER APPROPRIATE.

The One Medical unaudited forecasted financial information is not included in this proxy statement/prospectus/consent solicitation statement in order to induce any stockholder to vote in favor of any of the proposals at the 1Life special meeting or by Written Consent or to acquire securities of 1Life or Iora.

The following tables present a summary of the Forecasts:

1Life Management Case

($ in millions)

	Projections			Extrapolations
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	475	596	753	950	1,193	1,493	1,862	2,313	2,864	3,532
Care Margin (1)	180	236	312	410	536	672	838	1,041	1,289	1,590
Adjusted EBITDA (2)	(10)	(6)	13	70	180	266	372	486	630	812
Unlevered Free Cash Flow (3)	(133)	(105)	(104)	(65)	20	80	160	210	277	385

(1)	Care Margin is operating income excluding depreciation and amortization, general and administrative expense and sales and marketing expense.

(2)	Adjusted EBITDA (non-GAAP) means net income before interest, taxes, depreciation and amortization and is presented before the impact of stock-based compensation expense.

(3)

Unlevered free cash flow (non-GAAP) is calculated as Adjusted EBITDA less cash tax expense, less capital expenditures, and less changes in working capital. Assumes illustrative 25% tax rate and accounts for potentially favorable tax attributes of NOLs (based on $235 million of federal NOLs estimated to be available as of December 31, 2020 at the time the Forecasts were prepared).

Iora Seller Case (1)

($ in millions)

2025E

	Projections					Extrapolations
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	309	526	787	1,133	1,521	2,032	2,672	3,459	4,408	5,529
Care Margin (2)	(27)	4	50	122	229	357	510	711	967	1,286
Adjusted EBITDA (3)	(93)	(73)	(44)	14	113	207	320	475	681	945
Unlevered Free Cash Flow (4)	(113)	(109)	(87)	(58)	20	113	197	298	347	512

(1)

Financial projections through 2025E down to Adjusted EBITDA provided by Iora. Extrapolations 2026E to 2030E provided by 1Life’s management and are presented before the impact of stock-based compensation.

(2)	Care Margin is operating income excluding depreciation and amortization, general and administrative expense and sales and marketing expense.

(3)	Adjusted EBITDA (non-GAAP) means net income before interest, taxes, depreciation and amortization and is presented before the impact of stock-based compensation.

(4)

Unlevered free cash flow (non-GAAP) is calculated as Adjusted EBITDA less cash tax expense, less capital expenditures, and less changes in working capital. Assumes illustrative 26% tax rate and accounts for potentially favorable tax attributes of NOLs (based on $551 million of NOLs estimated to be available as of December 31, 2020 at the time the Forecasts were prepared).

Iora Base Case

($ in millions)

	Projections
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue	299	479	643	843	1,074	1,403	1,815	2,334	2,974	3,730
Care Margin(1)	(39)	(14)	9	45	106	193	290	407	581	779
Adjusted EBITDA(2)	(90)	(85)	(75)	(50)	3	74	144	233	375	545
Unlevered Free Cash Flow(3)	(110)	(117)	(106)	(99)	(54)	15	67	133	246	342

(1)	Care Margin is operating income excluding depreciation and amortization, general and administrative expense and sales and marketing expense.

(2)	Adjusted EBITDA (non-GAAP) means net income before interest, taxes, depreciation and amortization and is presented before the impact of stock-based compensation.

(3)

Unlevered free cash flow (non-GAAP) is calculated as Adjusted EBITDA less cash tax expense, less capital expenditures, and less changes in working capital. Assumes illustrative 26% tax rate and accounts for potentially favorable tax-attributes of NOLs (based on $551 million of NOLs estimated to be available as of December 31, 2020 at the time the Forecasts were prepared).

Synergies

($ in millions)

	Projections
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Revenue Synergies	0	39	138	256	377	467	547	637	742	866
Total Adjusted EBITDA[1]	(5)	(13)	(19)	(11)	3	28	52	76	101	129
Total Cashflow Impact (excluding taxes)	(48)	(34)	(21)	(1)	15	40	64	88	113	141

(1)	Total Adjusted EBITDA impact from Synergies is normalized to exclude impact from cost to achieve Synergies

Opinion of Financial Advisor to 1Life, Morgan Stanley & Co. LLC

1Life retained Morgan Stanley to act as its financial advisor in connection with the merger. 1Life selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of, and involvement in, recent transactions in the industry in which 1Life operates and its knowledge of 1Life’s business and affairs. At the meeting of the 1Life Board on June 6, 2021, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, as set forth in Morgan Stanley’s written opinion, the Aggregate Consideration (as defined below) to be paid by 1Life pursuant to the merger agreement was fair from a financial point of view to 1Life. For purposes of Morgan Stanley’s analyses and opinion, the term “Aggregate Consideration” refers to the 56,144,278 shares of common stock, in the aggregate, that would be issued by 1Life, as contemplated by the merger agreement and subject to certain adjustments set forth in the merger agreement, as to which adjustments Morgan Stanley expressed no opinion.

The full text of the written opinion of Morgan Stanley delivered to the 1Life Board, dated June 6, 2021, is attached as Annex B and incorporated by reference into this proxy statement/prospectus/consent solicitation statement in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Stockholders of 1Life are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion was directed to the 1Life Board and addressed only the fairness from a financial point of view to 1Life, as of the date of the opinion, of the Aggregate Consideration to be paid by 1Life pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspect or implications of the merger and does not constitute an opinion, advice or recommendation as to how the stockholders of Iora and 1Life should vote at the stockholders’ meetings to be held, or act on any matter, in connection with the merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the 1Life common stock would trade following the consummation of the merger or at any time. The summary of Morgan Stanley’s opinion set forth in this proxy solicitation/prospectus/consent solicitation statement is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion.

For purposes of rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of 1Life;

•	reviewed certain internal financial statements and other financial and operating data concerning Iora and 1Life, respectively;

•	reviewed certain financial projections prepared by the managements of Iora and 1Life, respectively;

•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of 1Life;

•

discussed the past and current operations and financial condition and the prospects of Iora, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Iora;

•

discussed the past and current operations and financial condition and the prospects of 1Life, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of 1Life;

•	reviewed the pro forma impact of the merger on 1Life’s cash flow, consolidated capitalization and certain financial ratios;

•	reviewed the reported prices and trading activity for 1Life common stock;

•

compared the financial performance of Iora and 1Life and the prices and trading activity of 1Life common stock with that of certain other publicly traded companies comparable with Iora and 1Life, respectively, and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of Iora and 1Life and certain parties and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Iora and 1Life and formed a substantial basis for Morgan Stanley’s opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Iora and 1Life of the future financial performance of Iora and 1Life. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Code and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley noted that it is not a legal, tax, or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Iora and 1Life and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Iora’s officers, directors or employees, or any class of such persons, relative to the Aggregate Consideration to be paid to the holders of the Iora capital stock (other than shares held in treasury by Iora or held by 1Life or any wholly owned subsidiary of 1Life or as to which dissenters’ rights have been perfected) pursuant to the merger agreement. Morgan Stanley expressed no opinion as to the relative fairness to 1Life of any portion of the Aggregate Consideration that may be paid to holders of any series of common or preferred stock of Iora or any amounts that 1Life may be required to pay or advance to fund working capital for Iora prior to the closing of the merger or in connection with the termination of the merger agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Iora or 1Life, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, June 5, 2021. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing such opinion, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness from a financial point of view to 1Life, as of the date of the opinion, of the Aggregate Consideration to be paid by 1Life pursuant to the merger agreement and did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to 1Life, nor did it address the underlying business decision of the 1Life Board to enter into the merger agreement or proceed with any other transaction contemplated by the merger agreement.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the 1Life Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except for the number of outstanding shares of 1Life, on a fully diluted basis (which was calculated by 1Life management as of May 31, 2021), or as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as of June 4, 2021 and is not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of 1Life, Morgan Stanley utilized and relied upon the 1Life Management Case, the Iora Seller Case, the Iora Base Case and certain information regarding potential cost efficiencies and financial and operational benefits anticipated from the merger prepared by management of 1Life (hereinafter referred to as the “Synergies”; and the term “Synergized” implying inclusion of the Synergies in the financial analyses described below). The 1Life Management Case, Iora Seller Case, Iora Base Case and Synergies are more fully described in the section titled “—Unaudited Financial Information”. With respect to the 1Life Management Case, the Iora Base Case and the Synergies, Morgan Stanley assumed that they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of 1Life, and, with respect to the Iora Seller Case, Morgan Stanley assumed they were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of Iora, and that the extrapolations for the years 2026-2030 were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of 1Life. Further, Morgan Stanley assumed, at the direction of the management of 1Life, that the Synergies will be achieved at the times and in the amounts projected thereby. At the direction of 1Life, Morgan Stanley relied upon the 1Life Management Case, the Iora Seller Case, the Iora Base Case and the Synergies in arriving at its opinion. Morgan Stanley expressed no opinion with respect to the 1Life Management Case, the Iora Seller Case, the Iora Base Case or the Synergies or the assumption upon which they were based.

For purposes of Morgan Stanley’s analyses and opinion, Morgan Stanley assumed an implied total transaction aggregate value of $2,098 million consisting of (i) aggregate stock consideration of $1,990 million, based on the closing trading price of 1Life common stock on June 4, 2021 of $35.59 and 55.9 million shares of 1Life common stock to be issued in connection with the merger (on a net basis calculated based on the treasury stock method, which assumes the repurchase of shares of 1Life common stock using the aggregate exercise price of in the money Iora stock options rolling over in the merger), (ii) aggregate cash consideration to holders of Iora phantom stock awards (net of exercise price) of $7 million, assuming the vesting of Iora phantom stock awards with respect to 0.3 million shares of Iora common stock and (iii) the assumption or payment by 1Life of estimated transaction expenses and net indebtedness of Iora of approximately $101 million assuming a closing date of October 31, 2021

For purposes of the Iora standalone analyses described in the section titled “ —Iora Financial Analyses” and the relative ownership analysis described in the section titled “ —Relative Ownership Analysis”,

Morgan Stanley assumed, based on Iora’s near-term financing needs and at the direction of 1Life’s management, that, in the absence of the transactions contemplated by the merger agreement, Iora would have undertaken equity financings in 2021 comprising a private placement for gross proceeds of $150 million on or around the date of the opinion and an initial public offering for gross proceeds of $300 million at the end of 2021, resulting in dilution to Iora’s existing equityholders such that they would own approximately 85% of Iora’s common stock (on a fully diluted, as-converted basis) following such equity financings. At the direction of the management of 1Life, Morgan Stanley adjusted the aggregate value and equity value implied by each such analysis to account for this assumed dilution to existing equityholders of Iora to reach an implied adjusted aggregate value and implied adjusted equity value attributable to the existing equityholders of Iora (such adjusted values indicated below by the terms “adjusted aggregate value” or “adjusted equity value”).

Iora Financial Analyses

Selected Publicly Traded Companies Analysis. Morgan Stanley performed a public trading comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. The following list sets forth the selected publicly traded comparable companies in the disruptive healthcare technology and Medicare Advantage-focused primary care industries that shared certain similar business and operating characteristics to Iora that were reviewed in connection with this analysis, which we refer to as the Iora Comparable Companies:

•	1Life Healthcare, Inc.

•	Accolade, Inc.

•	American Well Corp.

•	Cano Health, Inc.

•	Health Catalyst, Inc.

•	GoodRx, Inc.

•	Oak Street Health, Inc.

•	Progyny, Inc.

•	Teladoc Health, Inc.

The above companies were chosen based on Morgan Stanley’s knowledge of Iora’s industry and because these companies have businesses that may be considered similar to Iora. Although none of such companies are identical or directly comparable to Iora, these companies are publicly traded companies with operations or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size of scale of business, that for purposes of its analysis Morgan Stanley considered similar or reasonably comparable to those of Iora. While there may have been other companies that operate in similar industries or have similar principal lines of business or financial or operating characteristics to Iora, Morgan Stanley did not specifically identify any other companies for purposes of this analysis.

For purposes of this comparative analysis, Morgan Stanley calculated and compared, among other things, the ratio of aggregate value (defined as market capitalization plus net debt, preferred equity and minority interests) to research analyst consensus estimates of revenue for calendar years 2021 and 2022 for each Iora Comparable Company.

Selected Publicly Traded Company Multiples

Comparable Company	AV/CY2021E Revenue	AV/CY2022E Revenue
1Life Healthcare, Inc.	10.3x	8.3x
Accolade, Inc.	11.6x	8.8x
American Well Corp.	9.1x	7.2x
Cano Health, Inc.	4.6x	3.0x
Health Catalyst, Inc.	12.2x	10.1x
GoodRx, Inc.	21.2x	15.2x
Oak Street Health, Inc.	11.2x	7.2x
Progyny, Inc.	11.7x	8.2x
Teladoc Health, Inc.	12.7x	9.8x

Based on the analysis of the relevant metrics for each of the Iora Comparable Companies and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the Iora Comparable Companies which Morgan Stanley deemed most comparable to Iora in the relevant metrics), Morgan Stanley selected a reference range of revenue multiples of the Iora Comparable Companies and applied this range of multiples to the relevant Iora financial statistics (based on the Iora Seller Case and the Iora Management Case).

Morgan Stanley calculated the following ranges for the implied adjusted aggregate value of Iora:

Metric	Iora Statistic (in millions)	Reference Range	Implied Adjusted Aggregate Value (in millions)
AV/2021E Revenue (Iora Seller Case)	$309	8.0x – 11.0x	$2,405 – $3,310
AV/2022E Revenue (Iora Seller Case)	$526	5.0x – 7.0x	$2,575 – $3,630
AV/2021E Revenue (Iora Base Case)	$299	8.0x –11.0x	$2,310 – $3,180
AV/2022E Revenue (Iora Base Case)	$479	5.0x – 7.0x	$2,305 – $3,270

No company utilized in the comparable public company analysis is identical to Iora. Morgan Stanley selected the companies reviewed in this analysis because it believed them to be similar to Iora based on its experience with companies in the healthcare technology sector. Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond Iora’s control, such as the impact of competition on Iora and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Iora or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Future Value Analysis. Morgan Stanley also performed a discounted future value analysis for Iora, which is designed to provide an indication of the present value of a company as a function of such company’s estimated future revenue and illustrative aggregate value to revenue multiples.

Morgan Stanley calculated the discounted future value of Iora as of March 31, 2021. To calculate the discounted future value of Iora, Morgan Stanley utilized 2023 estimated revenue based on each of the Iora Seller Case and Iora Base Case. Morgan Stanley calculated the future aggregate value of Iora as of December 31, 2022 based on aggregate value to 2023E revenue multiples of 7.0x – 9.0x, which multiple range Morgan Stanley selected based on its professional judgment and experience utilizing the NTM revenue multiple, which was blended based on the selected range of 2021 and 2022 revenue multiples described in the section titled “ —Iora Financial Analyses—Selected Publicly Traded Companies Analysis,” and added to the future aggregate value an assumed net debt balance based on cumulative unlevered free cash flows between March 31, 2021 and

December 31, 2022. The resulting aggregate values as of December 31, 2022 were then discounted back to the present value as of March 31, 2021 using a discount rate equal to an assumed cost of equity of 8.6% based on Morgan Stanley’s estimate of Iora’s mid-point cost of equity derived using the capital asset pricing model and then adjusted for the assumed dilution to existing equityholders of Iora. This analysis resulted in the following ranges of implied adjusted aggregate values for Iora as of March 31, 2021:

Forecast Scenario	Adjusted Aggregate Value Range
(in millions)
Iora Seller Case	$4,285—$5,460
Iora Base Case	$3,460—$4,405

Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis on Iora based on estimates of future cash flows from March 31, 2021 through December 31, 2030 and calculated a terminal value at the end of such projection period.

Morgan Stanley calculated a range of implied adjusted aggregate values of Iora based on the Iora Seller Case and Iora Base Case scenarios, described in the section titled “—Unaudited Financial Information,” in each case based on estimates of future unlevered free cash flows of Iora from March 31, 2021 through December 31, 2030. Morgan Stanley first calculated the present value of the unlevered forecasted free cash flows (defined as net cash provided by operating activities prior to after-tax interest expense, minus or plus net cash used in or provided by investing activities and inclusive of tax savings from the use of NOLs) of Iora based on estimates by Iora management. Morgan Stanley then calculated a terminal value range for Iora by applying a perpetuity growth rate of 2.5% to 3.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flow of Iora for the terminal year. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of March 31, 2021 using discount rates of 7.8% to 9.3%, representing the range of discount rates for Iora selected by Morgan Stanley based on Morgan Stanley’s estimation of Iora’s weighted average cost of capital. Morgan Stanley then added the present value of the cash from the future capital raises done by Iora on Iora’s balance sheet to determine the present value of the total equity value of Iora. Morgan Stanley then multiplied such value by the percentage of ownership held by the existing stockholders of Iora and deducted existing cash, resulting in an implied adjusted aggregate value of Iora. Based on the above-described analysis, Morgan Stanley derived the following range of implied adjusted aggregate values of Iora:

Forecast Scenario	Implied Adjusted Aggregate Value (in millions)
Seller Case (Unsynergized)	$4,075–$6,855
Base Case (Unsynergized)	$2,165–$3,680

Morgan Stanley then derived a range of implied adjusted aggregate values of Iora using the above-described analysis taking into account the Synergies, which would create value for the stockholders of each company following completion of the merger in proportion to their equity ownership, and exclusive of the benefit of NOLs. For this analysis, Morgan Stanley applied a perpetual growth rate to the Synergies of 0% (based on Morgan Stanley’s experience and professional judgment), and discounted net cash flows generated by the Synergies to present value using a range of discount rates of 7.8% to 9.3% (which Morgan Stanley derived based on Iora’s assumed weighted average cost of capital using their experience and professional judgment). Based on the above-described analysis, Morgan Stanley derived the following range of implied adjusted aggregate values of Iora:

Forecast Scenario	Implied Adjusted Aggregate Value (in millions)
Seller Case (Synergized)	$4,585—$7,555
Base Case (Synergized)	$2,685—$4,385

1Life Financial Analyses

Selected Publicly Traded Companies Analysis. Morgan Stanley performed a public trading comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. The following list sets forth the selected publicly traded comparable companies in the disruptive healthcare technology industry that shared certain similar business and operating characteristics to 1Life that were reviewed in connection with this analysis, which we refer to as the 1Life Comparable Companies:

•	Accolade, Inc.

•	American Well Corp.

•	Health Catalyst, Inc.

•	GoodRx, Inc.

•	Progyny, Inc.

•	Teladoc Health, Inc.

The above companies were chosen based on Morgan Stanley’s knowledge of 1Life’s industry and because these companies have businesses that may be considered similar to 1Life. Although none of such companies are identical or directly comparable to 1Life, these companies are publicly traded companies with operations or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size of scale of business, that for purposes of its analysis Morgan Stanley considered similar or reasonably comparable to those of 1Life. While there may have been other companies that operate in similar industries or have similar principal lines of business or financial or operating characteristics to 1Life, Morgan Stanley did not specifically identify any other companies for purposes of this analysis.

For purposes of this comparative analysis, Morgan Stanley calculated and compared, among other things, the ratio of aggregate value (defined as market capitalization plus net debt, preferred equity and minority interests) to research analyst consensus estimates of revenue for calendar years 2021 and 2022 for each Comparable Company.

Selected Publicly Traded Company Multiples

Comparable Company	AV/CY2021E Revenue Multiple	AV/CY2022E Revenue Multiple
Accolade, Inc.	11.6x	8.8x
American Well Corp.	9.1x	7.2x
Health Catalyst, Inc.	12.2x	10.1x
GoodRx, Inc.	21.2x	15.2x
Progyny, Inc.	11.7x	8.2x
Teladoc Health, Inc.	12.7x	9.8x

Based on the analysis of the relevant metrics for each of the 1Life Comparable Companies and upon the application of its professional judgment and experience (which included the exclusion of outliers and weighting more heavily the 1Life Comparable Companies which Morgan Stanley deemed most comparable to 1Life in the relevant metrics), Morgan Stanley selected a reference range of revenue multiples of the 1Life Comparable Companies and applied this range of multiples to the relevant 1Life financial statistics (based on the 1Life Management Case). In deriving equity values from aggregate values, Morgan Stanley assumed $381 million net cash balance.

Morgan Stanley calculated the following ranges for the per share equity value of 1Life common stock:

Metric	1Life Statistic (in millions)	Reference Range	Equity Value Per Share Range for 1Life
AV/2021E Revenue (1Life Management Case)	$475	9.5x –12.5x	$33 – $41
AV/2022E Revenue (1Life Management Case)	$596	7.5x – 10.0x	$32 – $41

No company utilized in the comparable public company analysis is identical to 1Life. Morgan Stanley selected the companies reviewed in this analysis because it believed them to be similar to 1Life based on its experience with companies in the healthcare technology sector. Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond 1Life’s control, such as the impact of competition on 1Life and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of 1Life or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Future Value Analysis. Morgan Stanley also performed a discounted future value analysis for 1Life, which is designed to provide an indication of the present value of a company’s equity as a function of such company’s estimated future revenue and illustrative per share value.

Morgan Stanley calculated the discounted future value per share of 1Life common stock as of March 31, 2021. To calculate the discounted future value per share of 1Life common stock, Morgan Stanley utilized 2023 estimated revenue based on the 1Life Management Case. Morgan Stanley calculated the future per share value of 1Life as of December 31, 2022 based on aggregate value to 2023 estimated revenue multiples of 8.5x – 11.5x, which multiple range Morgan Stanley selected based on the NTM revenue multiple, which was blended based on the average 2021 revenue multiple and the average 2022 revenue multiple and added to the future aggregate value an assumed net cash balance based on projected net debt balances provided by 1Life management. The resulting future equity values as of December 31, 2022 were then discounted back to the present value as of March 31, 2021 using a discount rate equal to an assumed cost of equity of 8.9% based on Morgan Stanley’s estimate of 1Life’s mid-point cost of equity derived using the capital asset pricing model. This analysis resulted in a range of implied values per share of 1Life common stock of $37.00 to $49.00, rounded to the nearest $1 per share.

Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis on 1Life based on estimates of future cash flows from March 31, 2021 through December 31, 2030 and calculated a terminal value at the end of such projection period.

Morgan Stanley calculated a range of implied total equity values of 1Life and values per share of 1Life common stock based on estimates of future unlevered free cash flows of 1Life from March 31, 2021 through December 31, 2030. Morgan Stanley first calculated the present value of the unlevered forecasted free cash flows (defined as net cash provided by operating activities prior to after-tax interest expense, minus or plus net cash used in or provided by investing activities and includes tax savings from the use of NOLs) of 1Life based on estimates by 1Life management. Morgan Stanley then calculated a terminal value range for 1Life by applying a perpetuity growth rate of 2.5% to 3.5%, based on Morgan Stanley’s professional judgment, to the unlevered free cash flow of 1Life for the terminal year. Morgan Stanley then discounted the unlevered free cash flow and terminal value to present value as of March 31, 2021 using discount rates of 8.0% to 9.4%, representing the range of discount rates for 1Life selected by Morgan Stanley based on Morgan Stanley’s estimation of 1Life’s weighted average cost of capital. Morgan Stanley then added the present value of tax savings from NOLs (discounted by the applicable weighted average cost of capital) and deducted the net debt and non-controlling interests of 1Life from the resulting value to derive equity value. Net debt was based on the estimate of $381 million of net cash as of May 31, 2021 provided in the 1Life projections. Based on the above-described analysis, Morgan Stanley derived a range of implied values per share of 1Life common stock as of March 31, 2021 of $26.00 to $42.00, rounded to the nearest $1 per share.

Pro Forma Analyses

Relative Ownership Analysis. Based on comparing the implied range of valuations for each of Iora and 1Life based on the analyses described above, Morgan Stanley calculated the illustrative implied ownership of Iora’s stockholders in the combined company after the consummation of the merger using the implied adjusted equity value of Iora and the implied equity value of 1Life derived from the relevant analysis. At the direction of 1Life’s management, Morgan Stanley calculated Iora’s estimated adjusted equity value by subtracting $101 million of estimated transaction expenses and net debt from Iora’s implied standalone adjusted aggregate value ranges. This analysis indicated the following approximate implied ownership ranges of the Iora stockholders in the combined company after the consummation of the merger:

	Implied Iora Stockholder Ownership	Implied Adjusted Equity Value (for Iora) (in billions)	Implied Equity Value (for 1Life) (in billions)
Comparable Companies Analysis AV/2021E Revenue (Iora Seller Case)	27%—39%	$2.3—$3.2	$4.9—$6.3
Comparable Companies Analysis AV/2022E Revenue (Iora Seller Case)	28%—42%	$2.5—$3.5	$4.8—$6.3
Comparable Companies Analysis AV/2021E Revenue (Iora Base Case)	26%—38%	$2.2—$3.1	$4.9—$6.3
Comparable Companies Analysis AV/2022E Revenue (Iora Base Case)	26%—39%	$2.2—$3.2	$4.8—$6.3
Discounted Future Value Analysis (Iora Seller Case)	35%—48%	$4.2—$5.4	$5.7—$7.6
Discounted Future Value Analysis (Iora Base Case)	31%—43%	$3.4 and $4.3	$5.7 and $7.6
Discounted Cash Flow Analysis (Iora Seller Case, Unsynergized)	38%—63%	$4.0 and $6.8	$3.9 and $6.4
Discounted Cash Flow Analysis (Iora Base Case, Unsynergized)	24%—47%	$2.1 and $3.6	$3.9 and $6.4

Morgan Stanley then compared the respective ranges of implied ownership above to the implied ownership of Iora stockholders in the combined company of 26.75% after the consummation of the merger as implied by Aggregate Consideration.

Pro Forma DCF Analysis. Using the 1Life Management Case, and assuming, among other things, realization of the Synergies, Morgan Stanley performed a pro forma analysis of the financial impact of the merger on 1Life’s estimated equity value per share as of March 31, 2021.

Based on this analysis and including the impact of one-time costs to achieve the Synergies, but excluding transaction-related amortization, it is expected that the proposed merger would be accretive to the implied equity value per share as of March 31, 2021.

Morgan Stanley performed a discounted cash flow analysis of 1Life pro forma for the proposed merger, which is referred to in this section of the proxy statement/prospectus/consent solicitation statement as the pro forma DCF, using the standalone implied per share equity reference range of the 1Life common stock based on Morgan Stanley’s 1Life discounted cash flow analysis, as discussed in the section titled “ —1Life Financial Analyses—Discounted Cash Flow Analysis.” The pro forma DCF analysis reflected (i) the stand-alone DCF values derived for each of Iora and unadjusted for the dilutive impact of future capital raises, based on the Iora Base Case and exclusive of tax savings from the use of NOLs and of the impact of the Synergies, and 1Life, inclusive of tax savings from the use of NOLs, as described in the section titled “ —Iora Financial Analyses—Discounted Cash Flow Analysis,” and “ —1Life Financial Analyses—Discounted Cash Flow Analysis,” respectively, plus (ii) the DCF value of the Synergies, as described in the section titled “ —Iora Financial Analyses—Discounted Cash Flow Analysis” minus (iii) estimated 1Life transaction expenses of $41 million, minus (iv) the estimated Iora transaction expenses and net debt of $101 million minus (v) cash given to holders of Iora phantom stock awards of $7 million. Morgan Stanley then divided the resulting implied total equity value ranges by 1Life pro forma fully diluted shares outstanding, calculated as 1Life’s basic shares outstanding, as adjusted for newly issued shares and incremental equity dilution based on pro forma equity value. Based on the above-described analysis, Morgan Stanley derived a range of pro forma implied equity values per share of 1Life common stock of $31.00 to $51.00 (with a mid-point of $39.00), rounded to the nearest $1 per share. Morgan Stanley compared the pro forma implied equity values per share of 1Life common stock to the stand-alone implied equity values per share of 1Life common stock, as described in the section titled “ —1Life Financial Analyses—Discounted Cash Flow Analysis.”

Based on this analysis, the proposed merger would be accretive to 1Life’s DCF equity value per share at each of the low, middle and high points of the range of values implied by the pro forma DCF analysis.

Other Information

In rendering its opinion, Morgan Stanley also noted for the 1Life Board certain additional factors that were not considered part of Morgan Stanley’s material financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things, the following.

Relative Contribution Analysis. Morgan Stanley compared the respective percentage ownership of Iora stockholders and 1Life stockholders of the combined company to Iora’s and 1Life’s respective percentage contribution (and the implied ownership based on such contribution) to the combined company’s equity value and aggregate value, estimated 2021, 2023, 2025 and 2027 revenue, estimated 2025, 2026 and 2027 care margin and estimated 2025, 2026 and 2027 Adjusted EBITDA. The leverage-adjusted contributions shown below neutralizes the impact of financial leverage by calculating the applicable asset contributions multiplied by the pro combined aggregate value of $7,183 million plus net cash and less net debt. The following table summarizes Morgan Stanley’s analysis:

	Contribution (in millions)		Asset Contribution		Leverage-Adjusted Contribution
Metric	1Life	Iora	1Life	Iora	1Life	Iora
Market Value
Equity Value	5,445	1,997	73%	27%	73%	27%
Aggregate Value	5,064	2,098	71%	29%	73%	27%
Revenue
2021E	475	299	61%	39%	64%	36%
2023E	753	643	54%	46%	57%	43%
2025E	1,193	1,074	53%	47%	56%	44%
2027E	1,862	1,815	51%	49%	54%	46%
Care Margin
2025E	536	106	84%	16%	85%	15%
2026E	672	193	78%	22%	80%	20%
2027E	838	290	74%	26%	77%	23%
Adjusted EBITDA
2025E	180	3	98%	2%	100%	0%
2026E	266	74	78%	22%	80%	20%
2027E	372	144	72%	28%	75%	25%

Historical Trading Prices Analysis. Morgan Stanley reviewed the historical high and low trading prices of 1Life common stock over the 52 weeks prior June 4, 2021. Morgan Stanley noted that the 1Life common stock traded in a low to high range from $26.00 to $59.00, rounded to the nearest $1 per share.

Broker Price Targets Analysis. Morgan Stanley reviewed the undiscounted price targets for shares of 1Life common stock prepared and published by Capital IQ as of June 4, 2021. These targets generally reflect each broker’s estimate of the future public market trading price of shares of 1Life common stock. The range of broker undiscounted price targets for 1Life common stock was $41 per share to $63 per share, rounded to the nearest $1 per share.

In order to better compare the brokers’ price targets with the 1Life share price, Morgan Stanley, based on its professional judgment and experience, discounted each broker’s price target to present value by applying, for a 12 month discount period, an illustrative discount rate of 8.9%, which was selected by Morgan Stanley based on 1Life’s assumed mid-point cost of equity of 8.9%. This analysis resulted in a discounted broker target range for 1Life common stock of $38 per share to $58 per share, rounded to the nearest $1 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for 1Life common stock and these estimates are subject to uncertainties, including the future financial performance of 1Life and future financial market conditions.

General

In connection with the review of the merger for 1Life, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Iora or 1Life.

In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Iora or 1Life. These include, among other things, the impact of competition on Iora, 1Life and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Iora, 1Life or the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view to 1Life of the Aggregate Consideration to be paid by 1Life and in connection with the delivery of its opinion to the 1Life Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of 1Life common stock might actually trade following the consummation of the merger or at any time.

The Aggregate Consideration was determined through arm’s-length negotiations between Iora and 1Life and was approved by the 1Life Board. Morgan Stanley provided advice to 1Life during these negotiations but did not, however, recommend any specific consideration to 1Life or the 1Life Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the merger. In addition, Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transactions, and Morgan Stanley’s opinion expressed no opinion or recommendation as to how stockholders of Iora and 1Life should vote at any stockholders’ meetings to be held, or act on any matter, in connection with the merger. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which shares of the 1Life common stock would trade following the consummation of the merger or at any time.

Morgan Stanley’s opinion and its presentation to the 1Life Board was one of many factors taken into consideration by the 1Life Board in deciding to approve the execution, delivery and performance by 1Life of the merger agreement and the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the 1Life Board with respect to the consideration pursuant to the merger agreement or of whether the 1Life Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Iora, 1Life, Temasek Holdings (Private) Limited, which we refer to as Temasek, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument. Aquarius Healthcare Investments owns approximately 15% of Iora and is a wholly-owned, indirect subsidiary of Sheares Healthcare Group Pte. Ltd., which is a wholly-owned, indirect subsidiary of Temasek. We refer to the entities listed in the prior sentence, together with certain other majority controlled affiliates, and certain other portfolio companies, of Temasek, collectively as the Temasek Related Entities.

Under the terms of its engagement letter, Morgan Stanley provided 1Life with financial advisory services and a financial opinion, described in this section and attached to this proxy statement/prospectus/consent solicitation statement as Annex B, in connection with the merger. As compensation for Morgan Stanley’s financial advisory services, 1Life has agreed to pay Morgan Stanley a fee for its services of (1) $2 million, which became payable upon delivery of Morgan Stanley’s opinion on June 6, 2021 and is referred to as the opinion fee, (2) $19 million, less the opinion fee, which is contingent upon the consummation of the merger, and (3) up to an additional $2 million, which is payable at 1Life’s sole discretion upon consummation of the merger. 1Life has also agreed to reimburse Morgan Stanley for its reasonable and documented expenses incurred from time to time in connection with this engagement. In addition, 1Life has agreed to indemnify Morgan Stanley and its affiliates, its and their respective directors, officers, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates, against any losses, claims, damages or liabilities, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services for 1Life and have received aggregate fees of approximately $10 million to $15 million in connection with such services. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates did not provide financial advisory or financing services to Iora for which Morgan Stanley or any of its affiliates received any fees. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to Temasek and the Temasek Related Entities and have received aggregate fees of approximately $10 million to $15 million in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Iora, 1Life, Temasek, the Temasek Related Entities and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Interests of 1Life’s Directors and Executive Officers in the Merger

None of 1Life’s executive officers or members of the 1Life Board is party to an arrangement with 1Life, or participates in any 1Life plan, program or arrangement, that provides such executive officer or trustee with financial incentives that are contingent upon the consummation of the merger.

1Life’s directors and executive officers are expected to continue as the directors and executive officers of 1Life as of immediately after completion of the merger. Information about 1Life’s directors and executive officers can be found in 1Life Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended and as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

Interests of Iora’s Directors and Executive Officers in the Merger

Certain of Iora’s directors and executive officers may have interests in the merger that may be different from, or in addition to, the interests of Iora stockholders generally. These interests include, among others: (i) the continued employment of Iora executive officers with the combined company, including potential increases in compensation following the effective time; (ii) the accelerated vesting of certain unvested Iora options as a result of the occurrence of the effective time and upon certain terminations of employment following the effective time; and (iii) potential severance payments for certain executive officers in the event of a qualifying termination of employment following the effective time.

For purposes of this disclosure, Iora’s executive officers are: (i) Rushika Fernandopulle, Chief Executive Officer of Iora; (ii) Gillian Munson, Chief Financial Officer of Iora; (iii) Alexander Packard, President and Assistant Secretary of Iora; and (iv) Christopher McKown, Secretary and Treasurer of Iora.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The effective time is October 1, 2021, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section;

•

Each executive officer experiences a qualifying termination of employment (i.e., a termination of employment without “cause” or a resignation for “good reason”) immediately following the assumed effective time of October 1, 2021; and

•	No director or executive officer receives any additional equity grants or other awards on or prior to the effective time.

As the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate as of the date referenced, the actual amounts, if any, that may be paid or become payable may materially differ from the amounts set forth below.

Treatment of Iora Options

Each Iora option that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof, be assumed by 1Life and converted into an option to acquire shares of 1Life common stock with respect to that number of shares of 1Life common stock equal to the product of (x) the number of shares of Iora common stock subject to such Iora option as of immediately prior to the effective time, multiplied by (y) the exchange ratio, rounded down to the nearest whole number of shares of 1Life common stock, and at an exercise price per share of 1Life common stock equal to the quotient obtained by dividing (A) the per share exercise price of such Iora option by (B) the exchange ratio, rounded up to the nearest whole cent.

Accelerated Vesting of Certain Iora Options

Fifty percent (50%) of each then-outstanding and unvested Iora options will vest upon the occurrence of the effective time in accordance with the terms of the Iora Health, Inc. Third Amended and Restated 2011 Equity Incentive Plan. However, if the effective time occurs prior to December 14, 2021, one of Ms. Munson’s Iora option grants will not be subject to the foregoing treatment. In addition, and after giving effect to the fifty percent (50%) acceleration, 10,000 Iora options held by each of Messrs. Fernandopulle and Packard and Ms. Munson will vest at the effective time, subject to their continued employment with Iora through the effective time. Each outstanding and unvested Iora option held by a non-employee member of the Iora Board will vest upon the occurrence of the effective time. Based on the assumptions described in the section titled “ —Certain Assumptions” on page 108 of this proxy statement/prospectus/consent solicitation statement, the following number of outstanding and unvested Iora options will vest at the effective time in respect of each Iora executive officer and in respect of the non-employee directors of Iora: (i) Mr. Fernandopulle, 26,157 Iora options; (ii) Ms. Munson, 215,000 Iora options; (iii) Mr. Packard, 25,469 Iora options; (iv) Mr. McKown, 0 Iora Options; and (v) non-employee directors of Iora, 15,625 Iora options.

In the event that the employment or service of a holder of an adjusted option is terminated following the effective time by the combined company without cause and within twelve (12) months following the effective time, each then-outstanding and unvested adjusted option will become fully vested and exercisable as of the date of such termination. Based on the assumptions described in the section titled “ —Certain Assumptions ” on page 108 of this proxy statement/prospectus/consent solicitation statement, the following number of outstanding and unvested Iora options will vest upon a qualifying termination of employment of each Iora executive officer: (i) Mr. Fernandopulle, 16,157 Iora options; (ii) Ms. Munson, 345,000 Iora options; (iii) Mr. Packard, 15,489 Iora options; and (iv) Mr. McKown, 0 Iora options.

Iora Severance Agreements

Iora entered into offer letter agreements with Messrs. Fernandopulle and Packard and Ms. Munson that provide for severance benefits upon a termination of employment by Iora without cause or by the executive officer for “good reason.” In the event of such a qualifying termination of employment, the executive officers would be entitled to receive the continued payment of the executive officer’s then-current base salary for a period of twenty-four (24) months for Mr. Fernandopulle, twelve (12) months for Mr. Packard and six (6) months for Ms. Munson. The foregoing severance payments are subject to the execution and nonrevocation of a release of claims in favor of Iora. Based on the assumptions described in the section titled “ —Certain Assumptions” on page 108 of this proxy statement/prospectus/consent solicitation statement, Messrs. Fernandopulle and Packard and Ms. Munson would be eligible to receive severance benefits equal to $800,000, $330,000, and $187,500, respectively. Notwithstanding the foregoing, Mr. Fernandopulle entered into an offer letter agreement with 1Life that will, effective as of the effective time, supersede his offer letter agreement with Iora.

Prorated Annual Bonus

The merger agreement provides that each employee of Iora, including Iora’s executive officers, will receive an annual bonus for the 2021 performance period that is no less than the sum of (i) the portion of the employee’s 2021 annual bonus accrued between January 1, 2021 and through and including the closing date, and (ii) the 2021 annual bonus earned by such employee for the period following the closing date through the remainder of calendar year 2021, based on actual performance as determined reasonably and in good faith by the 1Life board of directors or a committee thereof based on actual results (and after giving appropriate effect to the contemplated transactions and actions taken by 1Life in connection therewith that affect the surviving corporation and its subsidiaries). However, if an Iora employee, including any of Iora’s executive officers, is terminated from employment without cause, then the employee will receive a pro-rated portion of the employee’s 2021 annual bonus equal to the sum of (x) the portion of the employee’s 2021 annual bonus accrued between January 1, 2021 and through and including the closing date, plus (y) the portion of the employee’s 2021 annual bonus earned following the closing date through the remainder of calendar year 2021 and based on the attainment of the actual level of performance. 1Life will pay the bonuses to the Iora employees who remain employed with 1Life through December 31, 2021, at the same time or times that 1Life pays annual bonuses in respect of the 2021 performance period to other similarly situated employees of 1Life, but in no event later than March 15, 2022. Based on the assumptions described in the section titled “ —Certain Assumptions” on page 108 of this proxy statement/prospectus/consent solicitation statement, Iora’s executive officers would be eligible to receive the following prorated 2021 annual bonuses: (i) Mr. Fernandopulle, $149,589; (ii) Ms. Munson, $140,240; (iii) Mr. Packard, $86,388; and (iv) Mr. McKown, $0.

Agreements with 1Life

As of the date of this proxy statement/prospectus/consent solicitation statement, and with the exception of Mr. Fernandopulle, none of the Iora executive officers has entered into any agreement with 1Life or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, 1Life or one or more of its affiliated One Medical PCs. Prior to or following the closing of the merger, however, some or all of the Iora executive officers may discuss or enter into agreements with 1Life or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, 1Life or one or more of its affiliated One Medical PCs.

Mr. Fernandopulle entered into an offer letter in connection with the execution of the merger agreement, which we refer to as the Fernandopulle Offer Letter. The Fernandopulle Offer Letter, which will become effective as of the effective time, provides for at-will employment, an annual base salary of $400,000 and an annual target cash bonus opportunity equal to fifty percent (50%) of Mr. Fernandopulle’s base salary. Mr. Fernandopulle will also be eligible to participate in 1Life’s Executive Severance and Change in Control Plan in accordance with the terms of the plan.

The Fernandopulle Offer Letter further provides that Mr. Fernandopulle will be granted long-term equity incentive awards in respect of 1Life common stock with a grant-date value of $4,000,000, $2,800,000 of which will be granted in the form of 1Life stock options and $1,200,000 of which will be granted in the form of time-based restricted stock units. The 1Life stock options will vest in equal monthly installments over four (4) years following the closing date and the 1Life time-based restricted stock units will vest as to twenty-five percent (25%) of the total grant on each of the first four (4) anniversaries of the closing date.

In the event that 1Life terminates Mr. Fernandopulle’s employment without cause or he terminated his employment for good reason, in either case, in connection with or within twelve (12) months following a change of control of 1Life, Mr. Fernandopulle will be entitled to the following payments and benefits, subject to the execution and nonrevocation of a release of claims: (i) receive a cash payment equal to twelve months’ base salary, (ii) receive a cash payment for the full performance-based bonus at the target achievement level for the applicable year under the annual incentive plan, (iii) continuation of health insurance under COBRA for up to twelve (12) months following the resignation or termination date, and (iv) acceleration of all time-based vesting equity awards outstanding on the resignation or termination date. In the event that 1Life terminates Mr. Fernandopulle’s employment without cause or he terminated his employment for good reason, in either case, other than in connection with or within twelve (12) months following a change of control of 1Life, Mr. Fernandopulle will be entitled to the following payments and benefits, subject to the execution and nonrevocation of a release of claims: (i) a cash payment equal to twelve (12) months’ base salary and (ii) continuation of health insurance under COBRA for up to twelve (12) months following the resignation or termination date. Based on the assumptions described in the section titled “ —Certain Assumptions” on page 108 of this proxy statement/prospectus/consent solicitation statement, Mr. Fernandopulle would be eligible to receive non-change in control severance benefits equal to $400,000 and continuation of health insurance under COBRA for up to twelve (12) months following the resignation or termination date under 1Life’s Executive Severance and Change in Control Plan.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Iora’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six (6) years following the effective time under directors’ and officers’ liability insurance policies from the surviving corporation. This indemnification and insurance coverage is further described in the section titled “The Merger Agreement—Director and Officer Indemnification and Insurance” on page 69 of this proxy statement/prospectus/consent solicitation statement.

Regulatory Approvals Required for the Merger

HSR Act and Antitrust.    The merger is subject to the requirements of the HSR Act, which prevents 1Life and Iora from completing the merger until required information and materials are furnished to the Antitrust Division of the Department of Justice and the U.S. Federal Trade Commission, which we refer to as the FTC, and the statutory waiting period is terminated or expires. 1Life and Iora made filings under the HSR Act with the Department of Justice, which we refer to as the DOJ, and the FTC on June 18, 2021, which was credited as being filed on June 21, 2021 because of the creation of the new federal holiday. The DOJ or the FTC may challenge the merger on antitrust grounds, even after the termination of the waiting period, including without limitation seeking to enjoin the completion of the merger or permitting completion subject to concessions or conditions. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. The merger may also be reviewed by competition law authorities outside of the United States. We cannot assure you that a challenge to the merger will not be made or that, if a challenge is made, it will not succeed or will not include conditions that could be detrimental or result in the abandonment of the merger.

Listing of 1Life Common Stock

It is a condition to the completion of the merger that the 1Life common stock issuable in connection with the merger be approved for listing on Nasdaq. 1Life common stock is traded on Nasdaq under the symbols “ONEM”.

Appraisal Rights

Under Delaware law, the 1Life stockholders are not entitled to appraisal rights in connection with the issuance of shares of 1Life common stock in the merger pursuant to the terms of the merger agreement.

Iora stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The discussion below is not a complete summary regarding Iora stockholders’ appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which are attached as Annex C. Stockholders intending to exercise appraisal rights should carefully review Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Iora stockholders exercise their appraisal rights under Delaware law.

Under Section 262, where a merger is adopted by stockholders by written consent in lieu of a meeting of stockholders pursuant to Section 228 of the DGCL, either the constituent corporation before the effective date of such merger or the surviving corporation, within 10 days after the effective date of such merger, must notify each stockholder of the constituent corporation entitled to appraisal rights of the approval of such merger, the effective date of such merger and that appraisal rights are available.

Once the merger has been approved by the Iora stockholders pursuant to the Iora Written Consent, Iora will notify its stockholders that the merger has been approved and that appraisal rights are available to any stockholder who has not approved the merger. Holders of shares of Iora capital stock who desire to exercise their appraisal rights must deliver a written demand for appraisal to Iora within 20 days after the date of giving of that notice, and that stockholder must not have delivered a written consent approving the merger. A demand for appraisal must reasonably inform Iora of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of the shares of Iora capital stock held by such stockholder. Failure to deliver a written consent approving the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. All demands for appraisal should be addressed to Iora Health, Inc., Attention: General Counsel, Email: investorrelations@iorahealth.com, and should be executed by, or on behalf of, the record holder of shares of Iora capital stock. ALL DEMANDS MUST BE RECEIVED BY IORA WITHIN 20 DAYS AFTER THE DATE IORA PROVIDES A NOTICE TO ITS STOCKHOLDERS NOTIFYING THEM THAT THE MERGER HAS BEEN APPROVED AND THAT APPRAISAL RIGHTS ARE AVAILABLE PURSUANT TO SECTION 262.

If you fail to deliver a written demand for appraisal within the time period specified above, you will be entitled to receive the merger consideration for your shares of Iora capital stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Iora capital stock.

To be effective, a demand for appraisal by a holder of shares of Iora capital stock must be made by, or in the name of, the registered stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s). Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Iora. The beneficial owner must, in these cases, have the registered owner, such as a broker, bank or other custodian, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a custodian for others, may exercise the record owner’s right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time.

If you hold your shares of Iora capital stock in a brokerage account or in other custodian form and you wish to exercise appraisal rights, you should consult with your bank, broker or other custodian to determine the appropriate procedures for the making of a demand for appraisal by the custodian.

At any time within 60 days after the effective time, any stockholder who has demanded an appraisal, but has neither commenced an appraisal proceeding or joined an appraisal proceeding as a named party, has the right to withdraw such stockholder’s demand and accept the terms of the merger by delivering a written withdrawal to Iora. If, following a demand for appraisal, you have withdrawn your demand for appraisal in accordance with Section 262, you will have the right to receive the merger consideration for your shares of Iora capital stock.

Within 120 days after the effective date of the merger, any stockholder who has delivered a demand for appraisal in accordance with Section 262 will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal rights have been received and the aggregate number of holders of these shares. This written statement will be given to the requesting stockholder within 10 days after the stockholder’s written request is received by the surviving corporation or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any stockholder who has delivered a demand for appraisal in accordance with Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all such stockholders. A beneficial owner of such shares may file such petition or request the statement described in the first sentence of this paragraph. Upon the filing of the petition by a stockholder, service of a copy of the petition must be made upon the surviving corporation. The surviving corporation has no obligation to file a petition in the Delaware Court of Chancery in the event there are dissenting stockholders, and Iora, which is expected to be the surviving corporation, has no present intent to file a petition in the Delaware Court of Chancery. Accordingly, the failure of a stockholder to file a petition within the period specified could nullify the stockholder’s previously written demand for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares, the Delaware Court of Chancery will appraise the “fair value” of the shares owned by those stockholders. This value will be exclusive of any element of value arising from the accomplishment or expectation of the merger but may include interest upon the amount determined to be the fair value, as further described below. When the value is determined, the Delaware Court of Chancery will direct the payment of the value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by the holders of the certificates representing those shares. Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award will accrue and compound quarterly from the effective time of the merger through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period; provided, however, that if at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares subject to appraisal as determined by the Delaware Court of Chancery and (ii) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, and, if applicable, a fair rate of interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that this exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses. Any stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the merger consideration for shares of his or her Iora capital stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after the effective time may only be made with the written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just, provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 calendar days after the effective time of the merger.

Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of appraisal rights. In view of the complexity of Section 262, stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) who exchange shares of Iora common stock (including Iora common stock deemed to be received immediately prior to the effective time on a conversion of Iora preferred stock) for shares of 1Life common stock and cash in lieu of fractional shares of 1Life common stock pursuant to the merger. The following discussion is based on the Code, applicable U.S. Treasury regulations promulgated thereunder, administrative interpretations and published rulings and court decisions, each as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the consequences described in this discussion. This discussion assumes that the merger will be consummated in accordance with the merger agreement and as described in this proxy statement/prospectus/consent solicitation statement.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Iora common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or any other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust (1) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Iora common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding Iora common stock, you should consult your own tax advisor regarding the tax consequences of the merger.

This discussion addresses only U.S. holders of Iora common stock who hold their Iora common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to a U.S. holder, including the impact of the alternative minimum tax, the Medicare tax on net investment income, the special tax accounting rules under Section 451(b) of the Code, and does not address any U.S. federal non-income tax (such as the estate or gift tax), state, local, non-U.S. or other tax laws. This discussion does not address the tax consequences of any transactions that may occur concurrently with the merger or before or after the merger (whether or not such transactions occur in connection with the merger), including the conversion of Iora preferred stock to Iora common stock. This discussion does not address the tax consequences to U.S. holders that exercise appraisal rights. This discussion also does not address all aspects of U.S. federal income taxation that may be relevant to particular Iora stockholders in light of their individual circumstances or to Iora stockholders that are subject to special rules, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	banks, mutual funds and other financial institutions;

•	partnerships, S corporations, and other pass-through entities or investors in such pass-through entities;

•	real estate investment trusts or regulated investment companies;

•	insurance companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt and governmental organizations;

•	brokers or dealers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold Iora common stock as part of a straddle, hedge, short sale, constructive sale, conversion transaction, or other integrated transaction;

•	persons for whom Iora common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons that purchased or sell their shares of Iora common stock as part of a wash sale;

•	persons that have a functional currency other than the U.S. dollar;

•	stockholders who acquired their shares of Iora common stock pursuant to the exercise of warrants or conversion rights under convertible instruments;

•	stockholders who acquired their shares of Iora common stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code; and

•	stockholders who acquired their shares of Iora common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGER. ALL HOLDERS OF IORA COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Merger

Consequences if the Merger Qualifies as a Reorganization

It is intended that, for U.S. federal income tax purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Subject to the representations, assumptions and qualifications in their tax opinions, in the opinions of Cooley LLP, counsel to 1Life, and Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Iora, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, such counsel assume that the statements and facts concerning the merger set forth in this proxy statement/prospectus/consent solicitation statement and in the merger agreement are true and accurate in all respects, and that the merger will be completed in accordance with this proxy statement/prospectus/consent solicitation statement and the merger agreement. Counsel’s opinions also assume the truth and accuracy of certain representations and covenants as to factual matters made by Iora, 1Life and Merger Sub in tax representation letters provided to counsel. In addition, the tax opinions are based on the law in effect on the date of the opinions and assume that there will be no change in applicable law between such date and the time of the merger. If any of these assumptions, statements, facts, representations or covenants is incorrect, incomplete or inaccurate, or is violated, the validity of the opinions described above may be affected and the tax consequences of the merger could differ from those described in this proxy statement/prospectus/consent solicitation statement. In addition, Iora’s obligation to effect the merger is subject to the satisfaction, or waiver by Iora, at or prior to the effective time of the merger, of the condition that there has been no material change in any statute, regulation, official interpretation of any statute or regulation or judicial decision after the execution of the merger agreement that would prevent Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Iora, from issuing an opinion to Iora dated as of the closing date of the merger, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the event that Skadden, Arps, Slate, Meagher & Flom LLP does not render the tax opinion, and Iora does not otherwise waive this condition, each of Iora, 1Life and Merger Sub will use reasonable efforts to restructure the merger in a manner that will permit Skadden, Arps, Slate, Meagher & Flom LLP to deliver Iora such tax opinion or Iora can decline to consummate the merger. An opinion of counsel represents counsel’s best legal judgment, but is not binding on the IRS or any court. Neither 1Life nor Iora intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. Accordingly, notwithstanding the opinions described above regarding qualification of the merger as a reorganization, no assurance can be given that the IRS will not challenge the conclusions reflected in the opinions or that a court would not sustain such a challenge. The remainder of this discussion in the section titled “—Consequences if the Merger Qualifies as a Reorganization” and the discussion in the section titled “—Tax Treatment of the Expense Fund and Cash Received Instead of a Fractional Share of 1Life Common Stock” below assumes the receipt and accuracy of the opinions described above. The discussion in the section titled “—Information Reporting and Backup Withholding” below applies whether or not the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Assuming that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a U.S. holder of Iora common stock that exchanges its Iora common stock for 1Life common stock in the merger will:

•

not recognize any gain or loss on the exchange of shares of Iora common stock for shares of 1Life common stock in the merger (except with respect to any cash received in lieu of fractional share interests in 1Life common stock, which shall be treated as discussed below);

•

have an aggregate tax basis in the 1Life common stock received in the merger (including any Expense Fund Shares and fractional share interests in 1Life common stock deemed received and exchanged for cash, as discussed below) equal to U.S. holder’s aggregate tax basis in the Iora common stock surrendered in exchange therefor; and

•

have a holding period in the 1Life common stock received in exchange for shares of Iora common stock (including any Expense Fund Shares and fractional share interests in 1Life common stock deemed received and exchanged for cash, as discussed below) that includes such U.S. holder’s holding period in the Iora common stock surrendered in exchange therefor.

The 1Life common stock received in the merger (including any Expense Fund Shares deemed received and fractional shares of 1Life common stock for which cash is received) by a U.S. holder that acquired different blocks of Iora common stock at different times or at different prices will be allocated pro rata to each block of Iora common stock of such U.S. holder, and the basis and holding period of such 1Life common stock will be determined using a block-for-block approach and will depend on the basis and holding period of each block of Iora common stock exchanged for such 1Life common stock.

Tax Treatment of the Expense Fund and Cash Received Instead of a Fractional Share of 1Life Common Stock

A U.S. holder of Iora common stock who receives cash in lieu of a fractional share of 1Life common stock as part of the merger generally will be treated as having received such fractional shares and then as having exchanged that fractional share with 1Life for cash. Gain or loss generally will be measured by the difference between the amount of cash received for such fractional share and the portion of the U.S. holder’s aggregate adjusted tax basis in the Iora common stock allocated to the fractional share of 1Life common stock deemed received. The character of any gain recognized by such holder will depend on whether the receipt of the cash in lieu of a fractional share of 1Life common stock has the effect of a dividend distribution to such holder or is treated as a sale or exchange. If it is treated as a sale or exchange, such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of 1Life common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of Iora common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

If the receipt of cash instead of a fractional share of 1Life common stock has the effect of a dividend distribution, the receipt of such cash will generally be treated as a dividend to the extent such holder’s ratable share of the undistributed earnings and profits of 1Life. The receipt of cash instead of a fractional share of 1Life common stock will generally be treated as having the effect of a distribution of a dividend if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The IRS has indicated in a revenue ruling that a minority shareholder in a publicly-traded corporation will experience a “meaningful reduction” in the holder’s percentage ownership, and as a result a redemption will not be “essentially equivalent to a dividend,” if the shareholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above tests, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. A U.S. holder would generally recognize dividend income up to the amount of the cash received on any amount treated as having the effect of a distribution of a dividend under the tests set forth under Section 302 of the Code. Holders should consult their tax advisors regarding the tax treatment of the receipt of cash instead of fractional shares of 1Life common stock.

Additionally, a U.S. holder of Iora common stock will be treated as having received such holder’s respective pro rata share of the Expense Fund Shares deposited in the Expense Fund at closing without recognizing gain or loss, as described above, and then having sold such Expense Fund Shares in a taxable transaction upon the sale of such shares by the Stockholders’ Representative as soon as practicable after the effective time. Gain or loss generally will be measured by the difference between the amount of cash received by the Stockholders’ Representative for such U.S. holder’s pro rata share of the Expense Fund Shares and the portion of the U.S. holder’s aggregate adjusted tax basis in the Iora common stock allocated to such pro rata share of the Expense Fund Shares. Gain or loss recognized with respect to a sale of the Expense Fund Shares generally will be capital gain or loss, and generally will be long-term capital gain or loss if, as of the effective time of the merger, the U.S. holder’s holding period for such shares of Iora common stock exchanged therefor is greater than one year. Under current law, long-term capital gain of certain non-corporate taxpayers, including individuals, generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

Consequences if the Merger Fails to Qualify as a Reorganization

If any requirement for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. holder of Iora common stock generally would recognize gain or loss for U.S. federal income tax purposes on each share of Iora common stock surrendered in the merger in an amount equal to the difference between (1) the fair market value of the merger consideration received in exchange for such surrendered share upon completion of the merger (including the Expense Fund Shares and any cash received instead of a fractional share of 1Life common stock) and (2) the holder’s adjusted tax basis in the share of Iora common stock surrendered in the merger. For U.S. federal income tax purposes, a U.S. holder’s pro rata share of the Escrow Shares will be treated as received in the merger at the effective time. Upon the Stockholders’ Representative’s sale of the Expense Fund Shares on behalf of Iora stockholders, a U.S. holder would recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sales price of the U.S. holder’s pro rata share of the Expense Fund Shares on the date sold, and (2) the U.S. holder’s adjusted tax basis in such shares (which generally should equal the fair market value of such shares at the effective time).

Gain or loss must be calculated separately for each block of Iora common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Iora common stock exceeds one year at the effective time of the merger. Under current law, long-term capital gain of non-corporate U.S. holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. holder’s tax basis in shares of 1Life common stock received in the merger would be equal to the fair market value thereof as of the effective time of the merger, and such U.S. holder’s holding period in such shares would begin on the day following the merger.

Compliance and Reporting

Certain U.S. holders who are “significant holders” of Iora capital stock (generally, a U.S. holder that owns at least 1% of the outstanding Iora capital stock or has a basis in Iora non-stock securities of at least $1,000,000 immediately before the merger) will need to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the merger occurs setting forth certain information with respect to the transaction. Such statement must include the U.S. holder’s tax basis in such holder’s Iora common stock surrendered in the merger, the fair market value of such stock, the date of the merger and the name and employer identification number of each of Iora and 1Life. U.S. holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

Information Reporting and Backup Withholding

Certain U.S. holders may be subject to information reporting and backup withholding of U.S. federal income tax (currently at a rate of 24%) with respect to any cash received in lieu of a fractional share of 1Life common stock or with respect to a sale of the Expense Fund Shares. Backup withholding will not apply, however, to a U.S. holder that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or otherwise establishes an exemption from backup withholding and provides proof of the applicable exemption. Backup withholding does not constitute an additional tax, and any amounts withheld from payments to a holder under the backup withholding rules may be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. In the event of backup withholding see your tax advisor to determine if you are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

U.S. HOLDERS OF IORA COMMON STOCK OR IORA PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE MERGER AND RELATED TRANSACTIONS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

ACCOUNTING TREATMENT

One Medical and Iora prepare their financial statements in accordance with generally accepted accounting principles in the United States, which we refer to as GAAP. The merger will be accounted for in accordance with Financial Accounting Standards Board, which we refer to as FASB, under the acquisition method of accounting in accordance with Accounting Standards Codification 805, Business Combinations, which we refer to as ASC 805, with One Medical treated as the acquiror. One Medical will record all tangible and intangible assets acquired and liabilities assumed in the acquisition of Iora at fair value as of the acquisition date. The excess amount of the aggregate purchase consideration paid over the fair value of the net of assets acquired and liabilities assumed will be recorded as goodwill. Acquisition-related costs that are not part of the purchase price consideration are expensed as incurred.

Intangible assets with finite lives are amortized using the method that best reflects how their economic benefits are utilized or, if a pattern of economic benefits cannot be reliably determined, on a straight-line basis over their estimated useful lives. Goodwill is not amortized, but rather tested for potential impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The allocation of purchase price reflected in the unaudited pro forma combined financial information is based on preliminary estimates using assumptions Iora management and One Medical management believe are reasonable based on currently available information. The fair value assessment of assets and liabilities will be based in part on a detailed valuation that has not yet been completed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial information as of March 31, 2021 and for the three months ended March 31, 2021 and the year ended December 31, 2020 combine the historical consolidated financial statements of 1Life Healthcare, Inc. (“1Life”) and Iora Health, Inc. (“Iora”) (i) on an actual historical basis and (ii) assuming the completion of the merger at the dates indicated below, using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Financial Statements.

The unaudited pro forma condensed combined financial statements give effect to the proposed merger as if the merger occurred on March 31, 2021 with respect to the combined balance sheet, and on January 1, 2020 with respect to the combined statements of operations. The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus/consent solicitation statement are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial condition or results of operations that would have occurred if the merger had been completed as of the periods indicated or which may be obtained in the future.

The unaudited pro forma condensed combined financial information has have been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of 1Life and Iora incorporated by and included, respectively, in this proxy statement/prospectus/consent solicitation statement. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the opportunities to earn additional revenue and does not include assumptions as to cost savings and, accordingly, does not attempt to predict or suggest future results.

Further, 1Life has not identified all adjustments necessary to conform Iora’s accounting policies to 1Life’s accounting policies. Upon consummation of the merger, or as more information becomes available, 1Life will perform a more detailed review of Iora’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on 1Life’s financial information following the consummation of the merger. The pro forma adjustments are preliminary, based upon available information as of the date of this proxy statement/prospectus/consent solicitation statement, and prepared solely for the purpose of this pro forma financial information. These adjustments are based on preliminary estimates and will be different from the adjustments that may be determined based on the final acquisition accounting when the merger is completed, and these differences could be material. The pro forma adjustments are based on preliminary estimates of the consideration to be paid in the merger, including the fair value of employee equity awards to be exchanged, and the fair values of assets acquired, and liabilities assumed. Certain valuations and assessments, including valuations of fixed assets, deferred costs, deferred revenues other intangible assets, employee equity awards to be issued as well as the assessment of the tax positions and tax rates of the combined business, are in process and may not be completed until subsequent to the closing of the merger. The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent 1Life’s current best estimate of fair value and are subject to revision.

THIS PRO FORMA INFORMATION IS PRESENTED FOR ILLUSTRATIVE PURPOSES ONLY AND DOES NOT INDICATE THE FINANCIAL AND OPERATING RESULTS THAT 1LIFE WOULD HAVE ACHIEVED HAD IT COMPLETED THE MERGER AS OF THE BEGINNING OF THE PERIOD PRESENTED AND SHOULD NOT BE CONSIDERED AS REPRESENTATIVE OF FUTURE OPERATIONS OR THE FUTURE FINANCIAL POSITION OF THE COMBINED ENTITY.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2021

	Historical
	1Life	Iora							Pro Forma Combined
	As of March 31, 2021	As of March 31, 2021	Reclassification Adjustments (Note 4)		Merger Pro Forma Adjustments (Note 5)		Financing and Other Adjustments (Note 6)		As of March 31, 2021
(in thousands, except share and par value data)
ASSETS
Current assets:
Cash and cash equivalents	$402,721	$35,831	$—		$(47,133)	5(a)	$(7,542)	6(a) 6(b)	$383,877
Short-term marketable securities	300,831	—	—		—		—		300,831
Accounts receivable, net	58,943	206	19,313	4(a)	—		—		78,462
Inventories	4,635	—	—		—		—		4,635
Prepaid expenses and other current assets	23,530	4,956	—		15,000	5(d)	—		43,486
Risk share receivables	—	19,313	(19,313)	4(a)	—		—		—

Total current assets	790,660	60,306	—		(32,133)		(7,542)		811,291
Restricted Cash	1,911	—	—		—		—		1,911
Property and equipment, net	135,757	8,055	2,434	4(b)	18,566	5(b)	—		164,812
Right-of-use assets	150,770	—	61,112	4(d)	14,469	5(i)	—		226,351
						5(a) 5(b) 5(c) 5(d) 5(e)
Goodwill	21,301	—	—		1,519,122		—		1,540,423
						5 (f) 5(g) 5(h) 5(i)
Deferred income taxes	2,656	—	—		—		—		2,656
Intangibles and other non-current assets	5,718	260	—		413,859	5(b)	—		419,837
Capitalized software - net	—	2,434	(2,434)	4(b)	—		—		—

Total assets	$1,108,773	$71,055	$61,112		$1,933,883		$(7,542)		$3,167,281

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$10,961	$2,685	$—		$—		$—		$13,646
Accrued Expenses	56,684	2,396	5,629	4(c)	76,565	5(f)	—		141,274
Deferred revenue, current	47,458	4,683	—		(1,202)	5(c)	—		50,939
Operating lease liabilities, current	19,176	—	12,676	4(d)	—		—		31,852
Other current liabilities	8,806	—	—		15,000	5(d)	—		23,806
Current portion of loans payable	—	677	—		425	5(g)	(1,102)	6(a)	—
Accrued compensation	—	4,437	(4,437)	4(c)	—		—		—
Deferred rent	—	535	(535)	4(d)	—		—		—
Accrued occupancy costs	—	1,192	(1,192)	4(c)	—		—		—

Total current liabilities	143,085	16,605	12,141		90,788		(1,102)		261,517
Non-current liabilities:
Operating lease liabilities, non-current	165,652	—	62,905	4(d)	—		—		228,557
Convertible senior notes	308,438	—	—		—		—		308,438
Deferred revenue, non-current	7,182	27,606	—		(7,087)	5(c)	—		27,701
Other non-current liabilities	2,605	1,062	41	4(e)	68,956	5(a) 5(d) 5(h) 5(i)	—		72,664
Loans payable, net of current portion	—	4,315	—		—		(4,315)	6(a)	—
Deferred rent, net of current portion	—	13,934	(13,934)	4(d)	—		—		—
Warrant liability	—	41	(41)	4(e)	—		—		—

Total liabilities	626,962	63,563	61,112		152,657		(5,417)		898,877
Commitments and contingencies
Redeemable convertible preferred stock, $.01 par value; 69,829 shares authorized; 67,295 shares issued and outstanding as of March 31, 2021	—	473,125	—		(473,125)	5(e)	—		—
Stockholders’ equity:
Common stock	137	—	—		527	5(a)	—		664
Additional paid-in capital	884,529	—	—		1,825,646	5(a)	—		2,710,175
Accumulated deficit	(402,875)	(465,724)	—		428,269	5(e) 5(f)	(2,125)	6(b)	(442,455)
Accumulated other comprehensive income	20	—	—		—		—		20
Class A common stock, $.01 par value; authorized, 6,242,753 shares; issued and outstanding, 6,242,753 as of March 31, 2021	—	62	—		(62)	5(e)	—		—
Class B Common stock, $.01 par value; authorized, 84,757,247 shares; issued and outstanding, 3,080,661 as of March 31, 2021	—	29	—		(29)	5(e)	—		—

Total stockholders’ equity	481,811	(465,633)	—		2,254,351		(2,125)		2,268,404

Total liabilities and stockholders’ equity	$1,108,773	$71,055	$61,112		$1,933,883		$(7,542)		$3,167,281

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2021

	Historical
	1Life	Iora							Pro Forma Combined
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2021	Reclassification Adjustments (Note 4)		Merger Pro Forma Adjustments (Note 5)		Financing and Other Adjustments (Note 6)		Three Months Ended March 31, 2021
(in thousands, except share and per share data)
Net revenue
Medicare revenue	$—	$62,268	$—		$(254)	5(n)	$—		$62,014
Commercial revenue	121,352	—	—		—		—		121,352

Total net revenue	121,352	62,268	—		(254)		—		183,366

Operating expenses:
Third-party medical expense	—	—	48,629	4(f)					48,629
Cost of care, exclusive of depreciation and amortization shown separately below	70,092	—	17,119	4(g)	—		—		87,211
Sales and marketing	12,689	—	4,173	4(h)	141	5(k)	—		17,003
General and administrative	64,345	7,415	2,964	4(h)	3,684	5(k)	—		78,408
Depreciation and amortization	6,607	807	—		11,574	5(j)	—		18,988
Medical claims expense	—	48,629	(48,629)	4(f)	—		—		—
Medical services other direct expenses	—	17,119	(17,119)	4(g)	—		—		—
Administrative payroll and employee benefits	—	7,137	(7,137)	4(h)	—		—		—

Total operating expenses	153,733	81,107	—		15,399		—		250,239

Loss from operations	(32,381)	(18,839)	—		(15,653)		—		(66,873)
Other income (expense), net:	—								—
Interest income	105	(76)	—		—		—		29
Interest expense	(2,843)	(47)	—		—		47	6(c)	(2,843)

Loss before income taxes	(35,119)	(18,962)	—		(15,653)		47		(69,687)
Provision for (benefit from) income taxes	4,199	—	—		(1,910)	5(m)	—		2,289

Net income (loss)	(39,318)	(18,962)	—		(13,743)		47		(71,976)
Net loss (income) attributable to non-controlling interest	—	—	—		—		—		—

Net income (loss)	$(39,318)	$(18,962)	$—		$(13,743)		$47		$(71,976)

Net income (loss) per share:
Net loss per share attributable to 1Life Healthcare, Inc. stockholders—basic and diluted	$(0.29)								$(0.38)
Weighted average common shares outstanding—basic and diluted	136,516,000								189,172,377

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Historical
	1Life	Iora										Pro Forma Combined
	Twelve Months Ended December 31, 2020	Twelve Months Ended December 31, 2020	Reclassification Adjustments (Note 4)			Merger Pro Forma Adjustments (Note 5)			Financing and Other Adjustments (Note 6)			Twelve Months Ended December 31, 2020
(in thousands, except share and per share data)
Net revenue
Medicare revenue	$—	$212,713	$—			$(1,034)	5	(n)	$—			$211,679
Commercial revenue	380,223	—	—			—			—			380,223

Total net revenue	380,223	212,713	—			(1,034)			—			591,902

Operating expenses:
Third-party medical expense	—	—	172,095	4	(f)	—			—			172,095
Cost of care, exclusive of depreciation and amortization shown separately below	234,959	—	75,209	4	(g)	—			—			310,168
Sales and marketing	36,967	—	10,157	4	(h)	1,023	5	(k)	$137	6	(b)	48,284
General and administrative	157,282	14,441	14,311	4	(h)	9,135	5	(k) 5(l)	1,988	6	(b)	279,377
Depreciation and amortization	22,374	3,427	—			46,533	5	(j)	—			72,334
Medical claims expense	—	172,095	(172,095)	4	(f)	—			—			—
Medical services other direct expenses	—	75,209	(75,209)	4	(g)	—			—			—
Administrative payroll and employee benefits	—	24,468	(24,468)	4	(h)	—			—			—
Restructuring expense	—	1,949	—			—			—			1,949

Total operating expenses	451,582	291,589	—			138,911			2,125			884,207

Loss from operations	(71,359)	(78,876)	—			(139,945)			(2,125)			(292,305)
Other income (expense), net:												—
Interest income	1,809	390	—			—			—			2,199
Interest expense	(13,434)	(83)	—			—			83	6	(c)	(13,434)
Change in fair value of redeemable convertible preferred stock warrant liability	(6,560)	—	—			—			—			(6,560)

Loss before income taxes	(89,544)	(78,569)	—			(139,945)			(2,042)			(310,100)
Provision for (benefit from) income taxes	(123)	—	—			(10,225)	5	(m)	—			(10,348)

Net income (loss)	(89,421)	(78,569)	—			(129,720)			(2,042)			(299,752)
Net loss (income) attributable to non-controlling interest	(704)	—	—			—			—			(704)

Net income (loss)	$(88,717)	$(78,569)	$—			$(129,720)			(2,042)			$(299,048)

Net income (loss) per share:
Net loss per share attributable to 1Life Healthcare, Inc. stockholders—basic and diluted	$(0.75)											(1.75)
Weighted average common shares outstanding—basic and diluted	118,379,300											171,035,677

See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed combined financial statements and related notes present the pro forma combined financial position and results of operations of the combined company to be formed pursuant to the merger based on the historical consolidated financial information of 1Life and Iora (after giving effect to the merger and adjustments described in these notes, subject to the assumptions and limitations described herein) and are intended to reflect the impact of the merger on 1Life’s historical financial statements.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the three months ended March 31, 2021 are presented as if the merger had occurred on January 1, 2020. The unaudited pro forma condensed balance sheet as of March 31, 2021 is presented as if the merger had occurred on March 31, 2021. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect give effect to (i) the merger as if it had been consummated on March 31, 2021 with respect to the combined balance sheet, and on January 1, 2020 with respect to the combined statement of operations (ii) the assumptions and adjustments described in the accompanying notes to these unaudited pro forma condensed combined financial statements.

The historical consolidated financial information of 1Life and Iora was based on:

•

the separate historical unaudited condensed consolidated financial statements of 1Life as of and for the three months ended March 31, 2021, included in 1Life’s Quarterly Report on Form 10-Q filed with the SEC on May 17, 2021;

•

the separate historical audited consolidated financial statements of 1Life as of and for the fiscal year ended December 31, 2020, included in 1Life’s Annual Report on Form 10-K filed with the SEC on March 17, 2021;

•

the separate historical unaudited condensed consolidated financial statements of Iora as of and for the three-month period ended March 31, 2021, included in this proxy statement/prospectus/consent solicitation statement;

•	the separate historical audited consolidated financial statements of Iora as of and for the year ended December 31, 2020, included in this proxy statement/prospectus/consent solicitation statement.

The unaudited pro forma condensed combined financial information should be read in conjunction with such historical financial statements.

The unaudited reclassifications, merger pro form and financing accounting adjustments reflected in the unaudited pro forma condensed combined financial statements represent management’s estimates based on information available as of the date of preparation and are subject to change as additional information becomes available and further analyses are performed.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting in accordance with the business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, with 1Life treated as the accounting acquirer. The unaudited pro forma condensed combined financial information may differ from the final purchase accounting for a number of reasons, including the fact that the estimates of fair values of assets and liabilities acquired are preliminary and subject to change when the formal valuation and other studies are finalized, and the purchase consideration calculation is preliminary. In addition, the values will be based on the actual value as of the closing date of the merger. The differences that may occur between the preliminary estimates and the final purchase accounting could have a material impact on the accompanying unaudited pro forma condensed combined financial information.

The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the actual closing date of the merger, and such determination could result in a material change to the unaudited pro forma condensed combined financial information, including goodwill. The unaudited pro forma condensed combined financial information does not give effect to the potential impact of any anticipated synergies, operating efficiencies or cost savings that may result from the merger or of any integration costs.

Certain amounts in the historical consolidated financial statements of Iora have been reclassified in the unaudited pro forma condensed combined financial information to conform to 1Life’s financial statement presentation. The unaudited pro forma adjustments are based upon available information and certain assumptions that 1Life management believes are reasonable under the circumstances. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed combined financial information.

2.	Significant Accounting Policies

As part of preparing the unaudited pro forma condensed combined financial statements, 1Life conducted an initial review of the accounting policies of Iora to determine if differences in accounting policies require adjustments or reclassification to conform to 1Life’s accounting policies and classifications. During the preparation of these unaudited pro forma condensed combined financial statements, 1Life did not become aware of any material differences between accounting policies of 1Life and Iora except for the adoption of ASC 842 to conform Iora’s financial statements to the accounting policy used by 1Life and certain reclassifications necessary to conform Iora’s historical financial statement presentation to 1Life’s financial statement presentation.

Upon completion of the merger, a more comprehensive review of the accounting policies of Iora will be performed, which may identify other differences between the accounting policies of 1Life and Iora that, when conformed, could have a material impact on the combined financial statements of the companies.

3.	Calculation of Consideration Transferred (or Purchase Price) and Purchase Price Allocation of the Transaction

Purchase Price

The fair value of consideration transferred upon consummation of the merger includes the value of the Cash Consideration, the fair value of 1Life common stock issued as part of the merger and the portion of the fair value of Iora replacement equity awards attributable to pre-combination service. The purchase consideration is as follows:

(in thousands)
Cash consideration (1)	$47,483
Consideration in 1Life common stock (2)	1,763,462
Stock options of Iora assumed by 1Life towards precombination services (3)	62,710

Total Purchase Price	$1,873,655

(1)

Includes the cash consideration of $3 million for the settlement of 141,920 vested Iora phantom stock awards, 17,094 unvested Iora phantom stock awards to the extent those relate to pre-combination services and $18 thousand for fractional shares, all of which are calculated as of June 7, 2021, and $44.1 million of anticipated loans planned to be made by 1Life to Iora as the cash is expected to be fully used and no repayment is expected to be made through the closing date of the merger which will be treated as purchase consideration.

(2)

Represents the fair value of 52,656,377 shares of 1Life common stock issued to former Iora shareholders for outstanding Iora capital stock as Stock Consideration. The amount is based on 76,843,767 shares of Iora common stock issued, as of July 2, 2021, the Exchange Ratio of 0.69 for a share of Iora, and the closing 1Life common stock price on July 2, 2021 of $33.49.

(3)

Represents the fair value of Iora’s equity awards assumed by 1Life for pre-combination services. Pursuant to the terms of the merger agreement, Iora’s outstanding equity awards that are vested and unvested as of the effective time of the merger will be replaced by 1Life equity awards with the same terms and conditions. A portion of the fair value of 1Life’s replacement equity awards issued represents consideration transferred, while a portion represents post-combination compensation expense based on the vesting terms of the equity awards. The awards that include a provision for accelerated vesting upon a change of control are included in the vested consideration. This balance represents the portion that are related to the pre-combination services which have been reflected as merger consideration.

Sensitivity of the preliminary estimated merger consideration to changes in the per share value of 1Life common stock.

The preliminary estimated merger consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual merger consideration transferred will be when the merger is consummated. The fair value of the shares of 1Life common stock issued as part of the merger consideration transferred will be measured on the closing date of the merger based on the then-current market price. This requirement will likely result in a per share equity component different from the $33.49 closing price per share of 1Life common stock on July 2, 2021 that is assumed in the unaudited pro forma condensed combined financial statements and that difference may be material.

1Life believes that an increase or decrease by as much as 30% of the 1Life common stock price on the closing date of the merger from the 1Life common stock price assumed in the unaudited pro forma condensed combined financial statements is reasonably possible based on the recent history of the 1Life common stock price. A change in the estimated fair value of the 1Life common stock price of 10% or 30% would increase or decrease the preliminary estimated merger consideration as follows, with a corresponding increase or decrease in the goodwill recorded in connection with the merger.

Percentage change in 1Life common stock price	-30%	-10%	10%	30%
1Life common stock price	$23.44	$30.14	$36.84	$43.54
Change in preliminary estimated merger consideration for 1Life cash settlement (in thousands)	$(1,101)	$(367)	$367	$1,101
Change in preliminary estimated merger consideration for 1Life share settlement (in thousands)	$(529,197)	$(176,399)	$176,399	$529,197

Change in preliminary estimated merger consideration for assumed awards (in thousands)	$(19,765)	$(6,591)	$6,593	$19,783

Total change in preliminary estimated merger consideration (in thousands)	$(550,063)	$(183,357)	$183,359	$550,081

Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of Iora are recorded at the merger closing date fair values and added to those of 1Life. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger. The final determination of the purchase price allocation, upon the consummation of the merger, will be based on Iora’s net assets acquired as of the closing date of the merger and will depend on a number of factors that cannot be predicted with any certainty at this time. The allocation is dependent upon certain valuations and other studies that have not yet been finalized. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed of Iora based on Iora’s unaudited consolidated balance sheet as of March 31, 2021 with the excess recorded as goodwill:

(in thousands)
Cash and cash equivalents	$35,831
Accounts receivable, net	19,519
Prepaid expenses and other current assets	19,956
Property and equipment, net	29,055
Right-of-use assets	75,581
Intangibles and other non-current assets	414,119
Total assets	$594,061

Accounts payable	$2,685
Accrued expenses	47,135
Deferred revenue, current	3,481
Operating lease liabilities, current	12,676
Other current liabilities	15,000
Current portion of loans payable	1,102
Operating lease liabilities, non-current	62,905
Deferred revenue, non-current	20,519
Other non-current liabilities	69,709
Loans payable, net of current portion	4,315

Total liabilities	$239,527

Net assets acquired (a)	354,534
Estimated Merger Consideration (b)	1,873,656

Estimated goodwill attributable to Merger (b - a)	$1,519,122

Goodwill represents excess of purchase price over the fair value of the underlying net assets acquired. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill is not amortized, but instead is reviewed for impairment at least annually, absent any indicators of impairment. Goodwill is attributable to the assembled workforce of Iora, planned growth in new markets and synergies expected to be achieved from the combined operations of 1Life and Iora. Goodwill recorded in the merger is not expected to be deductible for tax purposes.

The pro forma historical net assets as shown above are further described below in Note 4 of these Notes to Unaudited Pro Forma Condensed Combined Financial Information.

The deferred tax liabilities included in other non-current liabilities above represents the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments reflect the statutory tax rates in the various jurisdictions where the adjustments are expected to be incurred. For balance sheet purposes, the U.S. tax rates were based on recently enacted U.S. tax law and for statement of operations purposes, the U.S. tax rates were based on the tax laws applicable to the respective periods. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-merger activities, including repatriation decisions, cash needs and the geographical mix of income. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired identifiable intangible assets and assumed liabilities.

Intangible Assets and property and equipment

As of the effective time of the merger, identifiable intangible assets are required to be measured at fair value and could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For the purposes of these unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represent their highest and best use. Identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following:

	Preliminary Fair Value	Estimated Useful Life (in years)
Intangible Asset:	(in thousands)
Trade name: Iora	$19,000	4
Medicare Advantage contracts - existing markets	333,000	10
CMMI Direct Contracting contract - existing markets	62,000	10

Total	$414,000

	Preliminary Fair Value	Estimated Useful Life (in years)
Property and equipment:	(in thousands)
Developed Technology - Chirp	21,000	6

Total	$21,000

The amortization related to the identifiable intangible assets and developed technology is reflected as a pro forma adjustment in the unaudited pro forma condensed combined statements of operations based on the estimated useful lives above and as further described in Note 5(b). The identifiable intangible assets along with the developed technology and related amortization are based upon the results of a preliminary valuation. In addition, the periods the amortization impacts are based upon the periods in which the associated economic benefits or detriments are expected to be derived or, where appropriate, based on the use of a straight-line method.

4.	Reclassifications and Accounting Policy Adjustments

The following reclassification adjustments were made to conform the presentation of Iora’s financial information to 1Life’s presentation:

(a)	To reclassify $19.3 million of risk share receivables to accounts receivable, net.

(b)	To reclassify $2.4 million of capitalized software – net to property and equipment, net.

(c)	To reclassify $4.4 million of accrued compensation and $1.2 million of accrued occupancy costs to accrued expenses, totaled $5.6 million.

(d)

To reclassify current and non-current $14.5 million of deferred rent into right of use assets. Additionally, the adoption of ASC 842 by Iora results in recognition of a non-cash transitional adjustment to operating lease right of use assets and operating lease liabilities of $75.6 million and $75.6 million, respectively. The expense recognition pattern (straight-line) is the same under both ASC 842 and the lease accounting standard used in the historical financial statements of Iora and therefore there is no impact on the unaudited pro forma condensed combined statements of operations for the twelve months ended December 31, 2020 and three months ended March 31, 2021.

(e)	To reclassify other non-current liabilities of warrant liabilities, $41 thousand.

(f)	To reclassify $48.6 million of medical claims expense to third-party medical expense for the three months ended March 31, 2021.

To reclassify $172.1 million of medical claims expense to third-party medical expense for the year ended December 31, 2020.

(g)	To reclassify $17.1 million of medical services other direct expense to cost of care, exclusive of depreciation and amortization for the three months ended March 31, 2021.

To reclassify $75.2 million of medical services other direct expense to cost of care, exclusive of depreciation and amortization for the year ended December 31, 2020.

(h)

To reclassify $7.2 million of administrative payroll and employee benefits, of which $3.0 million and $4.2 million was reclassified to general and administrative expense and sales and marketing expense, respectively, for the three months ended March 31, 2021.

To reclassify $24.5 million of administrative payroll and employee benefits, of which $14.3 million and $10.2 million was reclassified to general and administrative expense and sales and marketing expense, respectively, for the year ended December 31, 2020.

5.	Merger related adjustments

Adjustments to the pro forma condensed combined balance sheet related to the merger include the following:

(a)

Represents the cash settlement, including (i) vested and unvested phantom stock awards settled in cash, (ii) 1Life’s loan to Iora through the closing date of the merger, and (iii) the fractional shares cash payment.

(in thousands)
Vested phantom stock awards settled in Cash	$3,016
1Life’s loan to Iora through the closing date of the merger[1]	44,100
Fractional shares cash payment.	18

Net Cash Outflow	$47,484

Unvested phantom stock awards settled in Cash[2]	350

1.	This amount is an estimate and is subject to change at the time of close of the merger.
2.	This amount is expected to be settled in cash as the phantom stock awards vest. As such, it is recorded as a liability on the unaudited pro forma condensed combined balance sheet.

(b)

Reflects the acquisition method of accounting based on the fair value of the assets of Iora and the fair value of intangible assets acquired as discussed in Note 3 above. The property and equipment, net represents the fair value of the acquired software.

(in thousands)
Intangible assets – Elimination of historical	$(141)
Intangible assets – Fair value	414,000

Total Pro forma adjustments relating to Capitalized Software and Intangible assets	$413,859

(in thousands)
Property and equipment, net – Elimination of historical	(2,434)
Property and equipment, net – Acquired software	21,000

Total Pro forma adjustments relating to Capitalized Software and Intangible assets	$18,566

(c)	Reflects the acquisition method of accounting based on the fair value of deferred revenue, current and non-current, acquired.

(in thousands)
Deferred revenue, current – Elimination of historical	$(4,683)
Deferred revenue, non-current – Elimination of historical	(27,606)
Deferred revenue, current – Fair value	3,481
Deferred revenue, non-current – Fair value	20,519

Pro forma adjustments	$(8,289)

As a result of the above pro forma adjustments to deferred revenue, the reduction in revenues for the year ended December 31, 2020 and three months ended March 31, 2021 is $1.0 million and $0.3 million, respectively.

1Life is still in the process of finalizing the fair value of the acquired deferred revenue. 1Life has preliminarily assumed a reduction of $8.3 million based on certain estimates of costs expected to be incurred to fulfill the performance obligations and anticipated fulfillment margins expected to be earned. A 25% increase or decrease in the fair value would result in a change in fair value of deferred revenue by $6 million. Management anticipates the impact of this change on total net revenue for the year ended December 31, 2020 and the three months ended March 31, 2021 to be immaterial.

(d)

Reflects the increase in non-current deferred tax liability by $81.1 million, which was primarily attributable to the fair value adjustments to be recorded for book and not for tax purposes in acquisition accounting. The deferred tax liability was partially offset against $12.5 million of Iora’s historical deferred tax assets before valuation allowance resulting in a $68.6 million net adjustment. Deferred taxes associated with fair value adjustments reflect the combined federal and state impact at the statutory rate of 24% and impact to valuation allowance.

Utilization of some of the Iora federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. Iora is in the process of performing a Section 382 study to determine any limitations that may result in the expiration of net operating losses and credits before utilization.

Additionally, Iora recognized liabilities, aggregating $15.0 million, for indemnifying employees and/or service providers for certain tax consequences arising from certain stock option granting practices of Iora. Iora has agreed to provide up to $15.0 million to 1Life by keeping certain shares in an escrow which will be available for the indemnification. Accordingly, 1Life has reflected an indemnification asset of $15 million as part of other current assets.

(e)

Reflects the net adjustment of $7.5 million comprised of (i) the elimination of Iora’s historical common stock of $91 thousand, (ii) $473.1 million of redeemable convertible preferred stock, (iii) $465.7 million of Iora’s historical accumulated deficit.

(in thousands)
Elimination of Iora historical common stock and capital in excess of par value	$(91)
Elimination of Iora historical accumulated deficit	465,724
Elimination of Iora redeemable convertible preferred stock	(473,125)

(f)

Reflects the expensing of transaction costs consisting primarily of advisory, banking, legal and accounting fees incurred by 1Life and Iora related to the merger to accumulated deficit of $37.4 million and $39.1 million, respectively, expected to be incurred and expensed after March 31, 2021. The accumulated deficit adjustment does not include $3.2 million and $4.4 million in transaction costs that 1Life and Iora, respectively, incurred in the three months ended March 31, 2021 related to the merger as these transaction costs are already included in the historical financial statements. In addition, Iora’s transaction costs are assumed as a liability by 1Life

(g)	Represents the additional fees incurred, including the prepayment penalty of $0.4 million, to pay the outstanding balance of the Silicon Valley Bank loan.

(h)

Reflects the elimination of Iora’s historical warrant liability of $41 thousand resulting from the conversion of the warrants into 1Life’s common shares as a cashless exercise. The warrants have been converted into shares and included in the merger consideration calculation.

(i)	The right of use asset was initially net of deferred rent liability of $14.5 million that was derecognized through goodwill as part of purchase accounting.

Adjustments to the Pro Forma Condensed Combined Statements of Operations related to the merger include the following:

(j)

Reflects the adjustments to record net adjustment to amortization expense related to identifiable intangible assets calculated on a straight-line basis. The amortization of intangible assets is based on the periods over which the economic benefits of the intangible assets are expected to be realized.

	Pro Forma For year ended December 31, 2020	Pro Forma For three months ended March 31, 2021
	(in thousands)	(in thousands)
Reversal of Iora’s historical amortization expense	$(1,217)	$(364)
Amortization of purchased identifiable intangibles	47,750	11,938

Total additional amortization	$46,533	$11,574

(k)

Reflects the adjustments to stock-based compensation expense for equity-based retention awards and the net adjustments to stock-based compensation expense for the post-combination portion of Iora’s equity awards assumed by 1Life. The new stock-based compensation is amortized on a straight-line basis over the remaining vesting periods.

The following table reflects the equity-based retention awards and the fair value of 1Life’s replacement equity awards to be recognized over the period for which the post-combination service of Iora’s employees or service providers is required:

	Pro Forma For the year ended December 31, 2020		Pro Forma For the three months ended March 31, 2021
	(in thousands)		(in thousands)
	General & Administrative	Sales & Marketing	General & Administrative	Sales & Marketing
Incremental stock-based compensation expense from equity-based replacement awards	$13,154	$909	$3,262	$125
Incremental stock-based compensation expense from equity-based retention awards (1)	1,637	113	421	16

Total incremental stock-based compensation expense	$14,791	$1,222	$3,683	$141

(1)

The equity-based retention awards granted to certain senior management, as of the close date, have a maximum aggregate grant date fair value of $7.0 million. Pursuant to the offer letters, the senior management will be offered time-based options with a grant date fair value of $4.9 million and time-based RSUs with a grant date fair value of $2.1 million, both of which vest over a four-year period. The stock-based compensation expense related to these equity-based awards is recognized on a straight-line basis over the four-year vesting period.

(l)

Reflects adjustments to general and administrative expenses comprised of 1Life and Iora’s transaction costs related to the merger of $37.4 million and $39.1 million, respectively, inclusive of advisory, banking, legal and accounting fees. Transaction costs are nonrecurring and these costs will not affect 1Life’s financial information twelve months after the merger close date. This pro forma adjustment does not include $3.2 million and $4.4 million in transaction costs that 1Life and Iora, respectively, incurred in the three months ended March 31, 2021 related to the merger as these transaction costs are already included in the historical financial statements.

(m)

Reflects an estimate of the tax impacts of the Merger on the unaudited pro forma condensed combined statements of operations, primarily related to the fair value adjustments to be recorded for book and not for tax purposes in relation to acquired intangibles.

(n)

Reflects adjustments of reduction in revenue for the year ended December 31, 2020 and three months ended March 31, 2021 for the amounts of $1.0 million and $.3 million, respectively, as result of adjustments to deferred revenue as discussed in Note 5(c) above.

(o)	Reflects the adjustments to weighted average shares outstanding.

	Pro Forma For year ended December 31, 2020 (in thousands)	Pro Forma For three months ended March 31, 2021 (in thousands)
Pro Forma Basic Weighted Average Shares
Historical weighted average shares outstanding	118,379	136,516
Issued 1Life common stock as consideration	52,656	52,656

Pro forma weighted average shares (basic and diluted)	171,035	189,172

6.	Financing Transaction and other related adjustments

Adjustments to the Pro Forma Condensed Combined Balance Sheet related to the Financing Transaction and other adjustments include the following:

(a)

Based on the merger agreement, Iora’s outstanding debt will be paid off by 1Life after it has legally assumed the debt liability. The adjustment reflects the cash repayment of Iora debt closing of the merger of $5.4 million, including $0.7 million of current portion, $4.3 million of non-current portion and $0.4 million of a final payment and prepayment fee.

(b)

Reflects the estimated impact of the guaranteed incentives that will be paid out to employees and providers of Iora at the close of the merger. In lieu of providing options at the closing, the guaranteed amounts will be paid out in cash. Due to the preliminary nature of the agreement, these amounts have been reflected as an expense to be incurred by 1Life.

	Pro Forma For the year ended December 31, 2020
	(in thousands)
	General & Administrative	Sales & Marketing
Incremental stock-based compensation expense for promised incentives	1,988	137

Total incremental stock-based compensation expense	$1,988	$137

Adjustments to the Pro Forma Condensed Combined Statements of Operations related to the Financing Transaction and other adjustments include the following:

(c)	Reflects the adjustments to reverse interest expense associated with the repayment of Iora’s existing debt.

IORA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, (1) references in this section to “Iora,” and other similar terms refer to Iora Health, Inc., its subsidiaries and its consolidated affiliated professional corporations and (2) references in this section to “One Medical” refer to 1Life Healthcare, Inc. and its consolidated affiliated professional entities. The following discussion and analysis summarize the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of Iora as of and for the periods presented below. The following discussion and analysis should be read in conjunction with Iora’s consolidated financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus/consent solicitation statement. The discussion contains forward-looking statements that are based on the beliefs of Iora’s management, as well as assumptions made by, and information currently available to, Iora’s management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this proxy statement/prospectus/consent solicitation statement, particularly in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

Iora was founded in December 2010 with the purpose of restoring humanity to healthcare. Iora has pioneered an innovative, technology-enabled, and relationship-based health care delivery model designed to provide value-based primary care that aims to deliver superior health outcomes and lower overall healthcare costs. Iora’s primary care experience is delivered through Iora’s purpose-built care model. This multi-channel, team-based care model is focused on longitudinal relationships, not episodic transactions, and today primarily serves senior patients with insurance coverage provided by Medicare or with Medicare Advantage plans under both, traditional fee-for-service and at-risk models. Iora’s inviting primary care clinics are designed to delight patients and provide them with high touch, superior service. Recognizing the limitations of current electronic health records (EHRs) and other clinical technology, Iora built Chirp, its proprietary collaborative care technology platform, from the ground up. Iora considers Chirp to be highly differentiated from other technology solutions and a key part in its ability to digitally engage patients and families and provide actionable insight at the point of care. Iora has demonstrated its ability to rapidly scale in multiple diverse geographies, with a proven model across the socioeconomic spectrum.

As of March 31, 2021, Iora cared for 38,000 patients, including 21,000 patients under at-risk arrangements, where Iora is responsible for overall care management and associated costs of a patient. Iora cares for these patients through its virtual clinical team and through 47 owned and operated primary care offices in ten markets across eight states employing over 600 employees. Iora interacted with its patients 960,000 times in the twelve months ended March 31, 2021, including through more than 148,000 in-person interactions, and had more than 1.2 million touchpoints, which reflect notes written in Chirp (Iora’s EHR) by Iora’s care teams. Iora’s total annual revenue was $213 million and $172 million for the year ended December 31, 2020 and 2019 respectively, representing a 24% year over year growth rate. Iora’s net loss was $79 million and $87 million in 2020 and 2019, respectively.

The U.S. healthcare system faces a critical challenge today as it struggles to manage unsustainable and rising healthcare costs. In 2021, U.S. healthcare spend is projected to be $4.2 trillion, representing 18% of GDP, according to the Centers for Medicare and Medicaid Services, or CMS. Healthcare expenditures are particularly concentrated in the Medicare-eligible population, in which expensive-to-treat chronic conditions are more common. Medicare spending is projected to account for over $900 billion of total healthcare spending in 2021 and is projected to increase to over $1.5 trillion in 2028, an approximately 8% increase in spending per annum.

Iora believes much of this spending growth is wasteful and is not improving outcomes proportionally. According to a 2018 study from the National Academy of Medicine, approximately 30% of all healthcare expenditure is wastefully spent as a result of poor care coordination, overtreatment, administrative complexity and fraud, amongst other problems. This equates to more than $1 trillion in estimated annual wasteful spend. Despite spending more on a per capita basis than other highly developed nations, the United States’ health outcomes lagged these nations by a significant margin, according to a 2014 Commonwealth Fund report, and the average life expectancy in the United States today is lower than in the rest of the developed world.

Iora believes much of this underperformance can be ascribed to the lack of focus on preventative and primary care, and the dominance of fee-for-service compensation models. According to a 2020 Patient-Centered Primary Care Collaborative Report, the United States spends approximately 5% to 7% of its healthcare dollars on primary care, whereas other Organization for Economic Co-operations and Development, or OECD, nations spend, on average, 14%. Iora believes that this lack of focus on primary care can lead to worsening outcomes as well as drive up reactive care costs and unnecessary in-patient visits, misaligning incentives across the entire healthcare landscape and creating a host of consequences that lead to poor outcomes and ineffective spend. Historically, healthcare delivery was centered on reactive care to acute events, which resulted in the development of a fee-for-service compensation model. By linking payments to volume of encounters and higher compensation for higher complexity interventions, the fee-for-service model does not reward prevention, but rather incentivizes the treatment of acute care episodes as they occur.

Policymakers have taken note of the negative impacts created by the fee-for-service model and have realized that an aging United States population with a high prevalence of chronic disease requires a new payment structure. In an effort to incentivize healthcare providers to provide optimal, cost-effective care to their patients, government and commercial payers alike have introduced value-based payment models. Iora refers to such value-based payment models as at-risk models. These programs offer shared risk-reward incentives based on the total cost of care provided and the outcomes of that care on a per-patient basis.

Iora believes the success of new value-based payment models relies heavily upon new care delivery models. Iora’s longitudinal care model has demonstrated the ability to improve the patient experience, enable better clinical outcomes and reduce overall healthcare costs. Over 95% of Iora’s revenue in 2020 was generated from an at-risk revenue model in which Iora provides primary care and manages its patients’ total health care experience in return for a capitated monthly fee and is responsible for substantially all of those patients’ healthcare costs. Iora’s primary care team works together with patients to develop and execute individualized care plans focused on each patient’s unique priorities (e.g., weight loss, management of congestive heart failure, sleep management, diabetes control, smoking cessation). In 2020, on average, an Iora patient had approximately 19 logged interactions with their Iora care team versus four to six in a traditional primary care practice, with the majority of those interactions coming through its digital platform. Iora has designed its care model to increase patient access relative to traditional primary care providers through 24/7 access to Iora providers and care teams through telemedicine and other tools, and through conveniently located clinical practices.

Iora’s History

In December 2010 and following successful pilot programs showing statistically significant reductions in total medical spend, Rushika Fernandopulle and Christopher McKown founded Iora Health with a goal of transforming healthcare by redefining the primary care model at scale. Early in 2012, Iora opened its first two practices, one in Las Vegas, Nevada for the Culinary Union, and another in Hanover, New Hampshire for Dartmouth College employees. These two practice locations were purposefully chosen to enable Iora to learn how to scale by implementing its model in very different settings.

Both practices were paid a fixed amount for primary care, eschewed all fee-for-service payments, and implemented a care model with health coaches, team huddles, integrated behavioral health and population health. In order to support this care model, Iora also decided to build its own collaborative care technology platform, now known as Chirp.

Over the next few years Iora continued to grow in the employer and union space and continued to receive positive feedback and data on the efficacy of the model – demonstrating an improved patient and doctor experience, improved health outcomes, and lower total cost of care.

From 2014 to 2015, Iora embarked upon two large scale expansions of its model. One was a partnership with United Healthcare to build a new product on the recently created Individual Healthcare Exchanges in select geographies. This partnership, called Harken Health, launched in January 2016 with 10 practices in two states, caring for approximately 35,000 patients and a plan to expand to at least 20 practices. However, later that year, United Healthcare decided to exit all Individual Healthcare Exchanges, including the ones in partnership with Iora, despite positive interim data on customer experience and total cost of care for Iora patients.

Iora’s second expansion during this time period was focused on Medicare Advantage in cooperation with Humana, Inc. and its affiliates, or Humana. Iora’s most impressive results had been among older, higher acuity patients, and Iora and Humana wanted to build on this success by creating a senior-focused care model. In September 2014, Iora launched four senior-focused practices and decided to not just accept primary care capitation payments, but to share in the financial upside its model delivered by being responsible for substantially all of the healthcare costs for its patients. Iora had shown it could reduce hospitalizations and emergency room visits, and now it could participate in recapturing the value it created to support better primary care.

The Iora model and partnership with Humana was successful in attracting and retaining patients, improving outcomes, and lowering the total cost of care. As a result, by December 31, 2020, Iora served approximately 34% of all of Humana’s Medicare Advantage lives in Phoenix. Following this success, Iora added additional capacity in existing markets and entered new geographies in partnership with Humana, which was Iora’s exclusive Medicare Advantage partner until mid-2020. By the end of 2020 Iora had expanded into additional geographies, ended its exclusive relationship with Humana, and entered at-risk arrangements with a variety of Medicare Advantage-focused health insurance plans, including large national and regional payers.

As of December 31, 2020, Iora had 47 clinics in 10 markets in eight states, and cared for 36,500, primarily senior, patients.

Ending Patient Count: 2015 to First Quarter 2021*

*

During 2016, Iora operated 10 facilities in conjunction with United Healthcare/Harken to pursue commercially insured patients on exchanges established under the Affordable Care Act—the relationship was disbanded in 2017.

Iora’s Built for Purpose Care Model

Over the last decade, Iora has refined a highly differentiated care model that delights patients and engages them in longitudinal relationships, driving better outcomes and lower overall health costs. Iora’s care model is fully integrated and consists of four interconnected elements:

Team-based, Relationship-centered Care

Iora employs a multidisciplinary team consisting of primary care providers, health coaches, nurses, and integrated behavioral health specialists that engage patients and help them take ownership of their health. By empowering and delighting patients, Iora is able to develop longitudinal relationships with them that Iora believes leads to lower costs and better outcomes. Patients are assigned to a health coach, the patient’s central point of contact and coordinator of care. These health coaches facilitate primary care provider visits either virtually or in person, support health behavior change, track follow-ups and navigate specialty and community social services. Health coaches serve as panel managers and help enable evidence-based prevention, chronic disease management and proactive risk-stratified care. Integrated behavioral health specialists provide interventions, group therapies and behavioral health coordination of community services for patients with mental health conditions or behavioral drivers. These specialists are introduced to patients through warm handoffs from the team, provide coaching to health coaches on behavioral change techniques and follow-up in joint patient sessions alongside coaches or providers.

Iora recognizes the importance of shared decision-making. Remote virtual visits or in-person visits are typically 30 to 60 minutes, allowing patients to share their preferences and values. Alongside its patients, Iora develops care plans based on the individual patient’s agenda, values, motivations, and barriers such as health literacy and other social determinants of health. Iora administers a standard post-visit survey to assess engagement and seek subjective comments. Patient Ambassador Committees consist of Iora patients who agree to represent their peers and offer feedback and guidance to care teams.

A care team begins each day with a huddle in which it reviews the day’s patients, one by one, and discusses their needs, potential clinical risks, and develops care plans. Care teams assess clinical risk and stratify their panel of patients at every touch with a “worry score,” a four-point scale driven by their holistic assessment of multiple inputs including risk scores, recent utilization, social determinants and subjective assessment of patient level activation and need. Patients with higher “worry scores” are given additional attention, as they are the most likely to have adverse health events and drive significant spending.

Multi-channel Proactive Care

Iora provides convenient access to care, either in clinics within its neighborhood retail locations or virtually via its telehealth services. As of March 31, 2021 Iora operated 47 primary care clinics across the country and has invested heavily in telehealth services, including hand-delivering tablets to patients in order to enable video visits as needed during the COVID-19 pandemic.

Iora’s facilities are purpose-built for highly engaging, high touch care. Iora aims to establish its clinics in desirable, high-traffic retail settings, meeting patients in convenient locations within their communities. Iora’s welcome areas are designed to be highly comforting and Iora strives to create a pleasant experience to make the patient feel at home. Each facility is tailored to the local population while maintaining Iora’s high standards and branding. Iora is committed to providing high touch, white-glove service including, as appropriate, visits beginning with a catch-up and review of the patient’s history, virtual visits, personal transportation to and from the visit, and supplemental services including yoga classes, wellness, and home visits. Often, necessary services and procedures are performed within the Iora practice including, for example, lab draws and vaccinations.

Iora has also developed a home visit program, Iora+, that allows for visits to the home for urgent care and longitudinal care for its chronically ill patients, including visits when patients transition to hospice. Iora+ allows Iora to proactively manage patients’ health prior to resorting to more costly care settings.

In certain situations, a patient may require a visit to a specialist for services outside of the realm of Iora’s services. Iora has created a network of high-quality, high-value providers who have agreed to coordinate care services with Iora. Iora monitors the performance and outcomes of care at specialty offices and facilities such as hospitals and skilled nursing facilities for its patients. In many instances, Iora’s primary care providers and nurses have conversations with third-party doctors and facility nurses about care either prior to the visit or in real time. Iora actively tracks length of stay in facilities and all services performed by third parties including, for example, tests and labs ordered and use of medications.

Purpose-built Proprietary Technology Platform

Iora’s care teams are supported by Chirp, Iora’s proprietary, purpose-built collaborative care technology platform which serves as a combined electronic medical record and population health management tool. Chirp replaces traditional EHR platforms with a unique combination of claims data and clinical data. This solution allows Iora to deliver insights to its providers and care team members at the point of care, helping to improve patient experience and outcomes. Chirp also supports population health management by allowing Iora providers to manage an entire panel of patients, identifying the patients who are most at clinical risk and suggesting the right time and channel for intervention. The end result is an integrated managed health care solution that can help deliver improved outcomes and controlled medical costs by helping patients stick to healthier habits, and avoid unnecessary appointments, procedures, tests and hospitalizations. During 2020, Iora showed an approximately 41% decrease in hospitalizations and an approximately 47% drop in emergency room visits for its patients relative to risk-adjusted benchmarks.

Chirp is fully integrated into the patient experience and empowers patients to manage their own health, providing them with 24/7 access to their care team and clinical information. The Chirp portal is web-based and as a result, can be available on any Internet-connected device. Patients are able to view their full health record, including real-time lab results and trends, shared clinic notes, real-time consult notes, and other medical records. Patients are also able to track and share their own measurements. The Chirp platform has demonstrated high levels of engagement, driving approximately 16 digital interactions per patient on average in 2020.

Further clinical support comes from combining Iora’s own data with available outside data including medical and pharmacy claims, admissions / discharge / transfer notifications for acute and sub-acute facility events, Medicare eligibility and chronic condition lists, health plan quality and care management, and information shared by the patient. Data is analyzed in detail to enhance day-to-day care processes at the care team level. Iora’s care teams are able to review, on a daily basis, all inpatient and post-acute activity including emergency department visits, observation status, admissions, and skilled nursing census. Chirp also helps generate the “worry scores” that allow Iora’s care teams to triage patients and provide additional care and support to patients most in need.

At-risk Care Contracting

During 2020, over 95% of Iora’s revenue was generated from at-risk arrangements with payers. These are value-based relationships in which Iora provides primary care and manages its patients’ total health care experience and costs. Under at-risk arrangements with Medicare Advantage plans and directly with CMS, Iora receives capitated payments, consisting of a fixed share of each patient’s risk adjusted health care premium per month. The fee amount is adjusted for each patient based on age and demographic benchmarks and further risk adjusted to reflect the underlying complexity of the patient’s care. These fees give Iora revenue economics that are contractually recurring in nature on a majority of its revenue. In exchange for these fees, Iora manages the entire health care experience for these patients, including clinical care, and takes financial responsibility for their health care costs. Iora focuses heavily on proactive, preventive care and patient engagement to improve outcomes and reduce overall medical expenses for its patients.

Additionally, in 2020, 5% of revenue was generated from fixed monthly management fees, and start-up fees from its payers and fee-for-service for patients not covered under at-risk arrangements.

At-risk and All Other Revenue: 2018 to 2020 (in millions)

Impact of COVID-19

The COVID-19 pandemic has impacted and may continue to impact Iora’s operations, revenues, expenses, collectability of accounts receivables and other money owed, capital expenditures, liquidity, and overall financial condition. Iora’s business is principally focused on providing transformational enhanced primary care services to Medicare beneficiaries, a population particularly vulnerable to and impacted by the COVID-19 pandemic. Iora took multiple steps to help protect the wellbeing of patients, employees, and the collective company, including the following:

•

Conducted extensive proactive outreach to its patients to provide them with critical public health messages and communicate that its care teams were available to provide them with needed care and other services.

•

Transitioned to a virtual-first approach for primary care services and reduced in-practice operations. Iora created new templates, standard operations, and delivered associated training to dramatically accelerate, expand, and improve its telephonic and video-based care. COVID-19 initiatives included the launch of a new program to loan qualified patients tablet devices for video visits on Iora-owned devices, in order to remove a barrier to accessing medically necessary care for patients without direct access to the needed technology. During this time, Iora’s video and phone visits went from 6% of pre-COVID-19 visits to 74% of visits in mid-March 2020, exceeding 90% of visits during the months of April 2020 and May 2020.

•	Iora kept all its practices operational for necessary patient care.

In addition to these patient-facing activities, Iora also;

•

Implemented daily leadership huddles and formed multiple COVID-19 oriented committees focused on areas such as supply chain, safety, and workforce management to provide a governance structure suitable for the extraordinarily fast-developing and high-need context.

•	Shifted its entire corporate workforce and many of its market and practice-based employees to remote work.

•	Reduced its cost structure and cash burn rate to ensure sufficient reserve capital to weather any COVID-19 related adverse impacts on its financial position.

•

Given the prevailing uncertainty, reduced sales and marketing expenses dramatically to ensure the business was adequately capitalized to endure the pandemic. By January 2021, Iora returned its sales and marketing spending to pre-pandemic levels and restored its focus on growth.

Through these and other actions, Iora was able to continue to serve patients and emerged from 2020 with a goal of re-accelerating growth. However, it is unclear what the impact of the COVID-19 pandemic will be on future utilization, medical expense patterns, and the associated impact on the at-risk business. The continuity of care Iora provided to patients during this period was in line with the core practices that drive Iora’s strong results of improving health and reducing total healthcare costs.

Key Factors Affecting Iora’s Performance

Iora’s historical financial performance has been, and Iora expects its financial performance in the future to be, driven by its ability to:

Grow Patients in Existing Markets

Iora believes that it has a significant opportunity to expand its patient base in current markets. As of May 2021, approximately 3.3 million Medicare beneficiaries resided within Iora’s current markets. Iora strives to increase patient counts, also referred to as its membership base, through the following.

•

Expanding its payer base: In 2014, Iora began serving Medicare Advantage patients through an exclusive payer relationship with Humana. Humana funded the expansion of Iora’s care model, and funded the development of 40 Iora primary care clinics in these initial markets. Iora is a leading value-based provider for Humana in these markets, driving strong outcomes for patients, as evidenced by a 10% reduction in claims expense in 2020 relative to the Humana risk-adjusted benchmark. In July 2020, Iora and Humana ended their exclusivity in all regions, and Iora accelerated contracting with other payers, including UnitedHealthcare Inc., WellCare Health Plans, Inc., Aetna Inc., Cigna Corp., and several plans with Blue Cross Blue Shield association. Iora believes transitioning to a payer agnostic model significantly expands its addressable population of Medicare eligible patients in its current markets and improves its patient retention, as patients who switch health insurance plans now have the opportunity to remain with Iora.

•

Improving capacity utilization: Iora will continue to increase the efficiency of its operations through ongoing operational initiatives, increasing its practice management technology capabilities, and allowing for more care to take place remotely, both synchronously and asynchronously. Iora has more than doubled its patient service capacity since 2017 in anticipation of increased growth driven in parts by the end of the Humana exclusivity.

•

Executing on Iora’s go to market strategy: Iora has designed a multichannel go to market strategy to reach new patients in Iora’s current markets through digital marketing, telesales, partnerships with payers and brand marketing. Iora employs experienced national and local patient enrollment and marketing team members dedicated to growing Iora’s patient base. Iora call center associates deliver consistent messaging on Iora value and patient experience, and Iora has strong relationships with leading e-brokers. Word-of-mouth also helps drive Iora’s growth, as 18% of new patients in mature markets have come through existing patient referrals, driven in part by Iora’s 78 Net Promoter Score, or NPS, as of March 2021. NPS measures the willingness of consumers to recommend a company’s products or services to others. Iora uses NPS as a proxy for gauging its patients’ overall customer satisfaction from a survey provided after visits which asks how likely they are to recommend Iora to a friend or colleague. Iora calculates its NPS using the standard method of subtracting the percentage of members who respond that they are not likely to recommend Iora’s service from the percentage of members that respond that they are likely to recommend Iora’s service with responses based on a scale of 0 to 10. The resulting NPS is an index that ranges from a low of -100 to a high of 100. After restraining its sales and marketing spending in 2020 due to COVID-19 related cost reductions, Iora has re-accelerated sales and marketing spend in 2021.

Serve Patients on Original Medicare through Direct Contracting Program

The Direct Contracting Program is an initiative with a new payment model in which the Center for Medicare and Medicaid Innovation, or CMMI, contracts directly with provider-entities designated by CMMI as Direct Contracting Entities, or DCEs, and is part of CMS’ strategy to drive broader healthcare reform and accelerate the shift from Medicare’s original fee-for-service model toward value-based care models. Iora is one of 39 companies chosen by CMMI to be a DCE and to participate in the Global Risk component of the Direct Contracting Program, which started on April 1, 2021. Iora believes the Direct Contracting Program has the potential to serve as a meaningful driver of growth. As of December 31, 2020, Iora served approximately 14,000 patients with Original Medicare and was paid to treat these patients on a fee-for-service basis for primary care services only. The Direct Contracting Program allows Iora to shift to an at-risk model and receive a capitated, per-month payment for managing the health of the enrolled patients that is comparable to what CMS would be paying for the enrolled patients if they were members of a Medicare Advantage plan. The Direct Contracting Program allows Iora to take risk on these patients and share the economic benefits of its value based care model with CMS. Through the Direct Contracting Program, Iora has the potential to take risk on virtually any Original Medicare patient in the United States, expanding its total addressable market to 37.8 million individuals. Iora estimates that as of April 30, 2021, approximately 57% of its Original Medicare patients have been aligned to the Direct Contracting Program under Iora’s DCE.

Iora Medicare Patient Trends: Ending Patient Counts for 2015 to March 31, 2021

According to the Centers for Medicare and Medicaid Services, or CMS, the Direct Contracting Program represents an approximately $20 billion opportunity in Iora’s current markets, and an approximately $450 billion opportunity nationwide.

Substantial Addressable Market

(1)	Revenue per member per month (PMPM) before medical expenses used to calculate total addressable market, or TAM. Enrollment data as of January 2020. Data based on third-party reports and estimates.
(2)

The Direct Contracting Program went live in April 2021. Direct Contracting eligibility requirements could impact the number of beneficiaries eligible for alignment with Iora. Data based on third-party reports and estimates.

Enter New Markets

Iora believes it has a significant opportunity to expand into new markets to serve the approximately 63 million Medicare beneficiaries nationwide in 2020, as reported by the Centers for Medicare and Medicaid Services (CMS). Iora has developed a robust market selection and entry process including an evaluation of factors such as the addressable market, market competitive dynamics, clinician supply and real estate. Iora targets markets with a large and growing population of seniors historically focused on higher than average Medicare Advantage penetration. Iora has an established playbook for recruiting providers, which often starts by building relationships with residency programs, medical schools, and primary care societies. To enroll new patients, Iora leverages a multi-channel marketing approach, as well as community partnerships with senior-focused agencies and community events. We believe Iora has demonstrated a proven ability to successfully manage care across geographies and across the socioeconomic spectrum.

Sustain Patient Retention

Iora’s patient centered approach helps drive patient loyalty, resulting in a Medicare Advantage patient retention rate of approximately 80% in 2020, calculated as the percentage of patients on the patient roster as of January 1 that are still on the patient roster at January 1 of the following year. For the majority of 2020, Iora was under an exclusive arrangement with Humana. As a result of ending that exclusive relationship, Iora believes that in addition to its ongoing retention efforts, transitioning to a multi-payer model has the potential to increase patient retention. Retention contributes to the recurring-in-nature economics of the Iora at-risk business and offers visibility to revenue forecasting. Iora believes that its Net Promoter Score (NPS), an important measure of patient satisfaction, is industry leading at 78 for March 2021.

Increase Revenue per Patient

Revenue per patient is driven by a number of factors, including the percentage of patients in at-risk contracts, Iora’s contracted percentage of premium, and Iora’s ability to accurately document the acuity of Iora’s patients. Each year CMS revises payments for Medicare beneficiaries, in part, as a result of the health conditions documented in the prior year. As of March 31, 2021, and before the impact of the Direct Contracting Program in April 2021, at-risk revenue was generated by 56% of Iora’s patients.

Reduce Medical Claims Expense Ratio

Iora’s model is designed to drive improved outcomes across cohorts of patients over a multi-year period. Iora was able to show steady improvement in cohort economics over the last few years, including in 2020 and despite the impact of COVID-19, which disproportionately affected the senior population. The Medical Claims Expense Ratio, which is Medical Claims Expense as a percentage of total revenue, fell from 91% to 81% in 2020 as compared to 2019 and further to 78% in the first quarter of 2021.

Medical Claims Expenses from third parties is Iora’s largest expense category, representing 59% of its total expenses for the year ended December 31, 2020. Iora’s care model focuses on maintaining health through better primary care, improving outcomes and avoiding more costly episodes of care, as evidenced by the following:

•	lower mortality rates (3.9% mortality rate for the year ended December 31, 2020, as compared to the Medicare fee-for-service adjusted benchmark of 4.5%, which represents a 13.3% improvement);

•

fewer hospital stays (185 hospital admissions per thousand patients for the year ended December 31, 2020, as compared to the Medicare adjusted benchmark of 316 for 2019, which represents a 41.5% improvement); and

•

fewer emergency room visits (329 emergency room visits per thousand patients for the year ended December 31, 2020, as compared to the Medicare adjusted benchmark of 620, which represents a 46.9% improvement).

Medical Claims Expense Ratio Cohort Trends: 2017 to 2020

Iora believes the 2017 to 2020 cohorts are a fair representation of Iora’s overall patient population because they include patients across geographies and demographics.

Unique At-Risk Patients by Cohort Year

Iora believes the cohorts presented are a fair representation of Iora’s overall patient population because they include patients across geographies and demographics.

Further Invest in Scaling the Iora Health Platform

Iora is actively investing in scaling its operational, clinical and technology platform to better position Iora to seize on opportunities in attractive markets and further its leadership in patient-centered and technology-powered primary care. As Iora emerges from COVID-19, Iora has redoubled investments in key areas such as technology, sales and marketing and talent acquisition. While Iora believes this investment will better position Iora for growth, it is likely to weigh on profitability in the near term.

Achieve Long Term Profitability

Iora is operating multiple initiatives to further its goal of long-term profitability which it believes is important for sustainability and to further its innovative and competitive positioning in healthcare. Iora believes profitability will be driven by the volume of patients it serves, its ability to lower their medical costs relative to the revenue it receives for those patients, its ability to scale its internal resources over a larger number of patients and the effectiveness of its marketing expenditures. For example, as Iora‘s patient counts increase in markets, it is able to offer programs such as Iora+, operating in Phoenix and Colorado markets as of December 2020, which provides additional resources to its highest risk and neediest patients, often in their homes. Such programs can be highly cost effective, with a significant return on investment when rolled out to a critical mass of patients within a market.

Seasonality

Iora’s operational and financial results experience some variability depending upon the time of year in which they are measured. This variability is most notable in the following areas:

Medical Costs

Medical costs vary seasonally depending on a number of factors. Typically, Iora experiences higher utilization levels during the first and fourth quarter of the year. Medical costs also depend upon the number of business days in a period. Shorter periods will have lesser medical costs due to fewer business days.

Organic Patient Growth

Iora historically experienced the largest portion of its organic member growth during the fourth quarter, when the Medicare Annual Election Period (AEP) occurs. For the Medicare Advantage line of business, a substantial portion of fourth quarter activity is recorded in first quarter as many patients become effective on January 1 of the following year. While Iora expects the fourth quarter to remain the quarter with the highest annual member count growth in the near term, as a result of Iora increasingly accepting multiple payers and with the Direct Contracting Program, Iora will be able to add patients more evenly throughout the year. Patients already on plans Iora accepts are able to switch to an Iora primary care provider throughout the year as well and patients in fee-for-service arrangements are also generally able to switch to an Iora primary care provider year round.

Per-Patient Capitated Revenue

Iora experiences some seasonality with respect to its per-patient revenue, which generally declines over the course of the year. In July of each year, CMS revises the risk adjustment factor for each patient based upon health conditions documented in the prior year, leading to an overall change in per-member premium. As the year progresses, per-member revenue declines as new patients join, typically with less complete or accurate documentation.

Key Performance Metrics and Non-GAAP Financial Measures

Iora reviews a number of operating and financial metrics, including the following key metrics and non-GAAP financial measures to evaluate its business, measure performance, identify trends affecting its business, formulate business plans and make strategic decisions.

	Year Ended December 31,			Three Months Ended March 31,
	2020	2019	2018	2021	2020
Patient count (as of the end of the period) (in thousands)
At-risk	20	18	12	21	19
Non-risk	17	13	7	17	15

Total	37	31	19	38	34
Medical Claims Expense Ratio (1)	81%	91%	90%	78%	79%
Adjusted EBITDA (2) (in thousands)	$(69,355)	$(85,144)	$(54,650)	$(15,381)	$(19,227)

(1)	Defined as Medical Claims Expense from third parties as a percentage of total revenue.
(2)

See the section titled “ —Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to its most comparable measure under GAAP, net loss. For 2020, 2019, 2018 and the three months ended March 31, 2021 and 2020, our net loss was $78.6 million, $86.8 million, $61.6 million, $19.0 million and $19.9 million, respectively.

Patient Count

Patient count is driven by Iora’s existing capacity, adding additional capacity in existing markets, and expansion into new markets. Iora counts patients as they are reported from payer official roster counts, in the case of Medicare Advantage, Direct Contracting and Commercially insured patients, and in the case of Original Medicare, as estimated based on Iora’s internal system count. These categories of growth are driven by new Health Plan partnerships, Sales & Marketing spend, and patient satisfaction, which is associated with improved word-of-mouth marketing, patient referrals, and patient retention.

Medical Claims Expense Ratio

Iora defines Medical Claims Expense Ratio as Medical Claims Expense from third parties as a percentage of total revenue and considers this key metric to be an important measure to monitor performance, specific to the indirect and direct costs of delivering care. Iora believes this ratio is useful to measure whether it is controlling expenses included in the provision of care sufficiently and whether it is effectively pricing its services. Medical Claims Expense Ratio is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. This margin is not a financial measure of, nor does it imply, profitability.

Iora has not yet achieved profitability and, even in periods when revenue exceeds the cost of care, it may not be able to achieve or maintain profitability, which is not necessarily indicative of future performance. Other companies that present Medical Claims Expense Ratios may calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours.

Adjusted EBITDA

Iora defines Adjusted EBITDA as net loss excluding interest income, interest expense, depreciation and amortization, provision for (benefits from) income taxes, further adjusted for the impact of certain items that Iora does not consider indicative of its core operating performance, such as restructuring charges, stock-based compensation and certain one-time and non-core expenses. Iora includes Adjusted EBITDA because it is an important measure upon which its management assesses and believes investors should assess its operating performance and its progress towards profitability. Iora considers Adjusted EBITDA to be an important measure because it helps illustrate underlying trends in its business and its historical operating performance on a more consistent basis. Adjusted EBITDA is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP.

Iora’s definition of Adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this or similar metrics. Thus, Iora’s Adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net loss.

In addition, Adjusted EBITDA has limitations as an analytical tool, including:

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

•	Adjusted EBITDA does not include the dilution that results from stock-based compensation or any cash outflows included in stock-based compensation; and

•	Adjusted EBITDA does not reflect the impact of certain non-recurring cash charges or cash receipts resulting from matters Iora does not find indicative of ongoing operations.

Iora provides investors and other users of its financial information with a reconciliation of net loss to Adjusted EBITDA. Investors and others are encouraged to review Iora’s financial information in its entirety, not to rely on any single financial measure and to view Adjusted EBITDA in conjunction with net loss.

The following table provides a reconciliation of net loss, the most closely comparable GAAP financial measure, to Adjusted EBITDA:

	Years Ended			Three Months Ended
	December 31,			March 31,
($ in thousands)	2020	2019	2018	2021	2020
Net loss	$(78,569)	$(86,777)	$(61,574)	$(18,962)	$(19,873)
Interest income	(390)	(1,421)	(1,400)	—	(300)
Interest expense	83	46	120	123	—
Depreciation and amortization	3,427	2,535	2,100	807	831
Restructuring (1)	1,949	—	—	—	—
Stock based compensation	598	433	5,104	218	115
One-time expenses (2)	2,668	—	—	—	—
Non-core expenses (3)	879	40	1,000	2,433	—

Adjusted EBITDA	$(69,355)	$(85,144)	$(54,650)	$(15,381)	$(19,227)

Adjusted EBITDA as a percentage of revenue	-33%	-50%	-51%	-25%	-36%

(1)

Restructuring consists of severance costs related to Iora’s formal restructuring plan executed during the second quarter of 2020. Iora reduced its headcount by 119 employees, or 18% of the total workforce.

(2)

One-time expenses are expenses that Iora did not incur in the normal course of business and are non-recurring in nature. These expenses include a contractual facility fee assessed in 2020 and executive recruiting fees to identify and recruit Iora’s new Chief Growth Officer and Chief Financial Officer.

(3)

Non-core expenses are expenses that Iora did not incur in the normal course of business. Non-core expenses include legal and advisory costs related to the execution of the merger agreement; costs related to practice closures; severance costs; and contract amendment costs.

Key Components of Iora’s Results of Operations

Revenue

Capitated revenue. For patients for whom care is paid for under an at-risk arrangement, Iora’s revenue is generated primarily of monthly capitated fees for medical services provided by Iora under capitation arrangements with various health insurance plans. Fees consist of a fixed per patient per month premium paid for the delivery of substantially all healthcare services to an individual patient. In at-risk arrangements, Iora is financially responsible for all healthcare services to an individual patient, subject to certain adjustments.

Iora’s rates are typically determined as a percent of the premium the health insurance plans receive from CMS for its patients covered under at-risk arrangements. Those premiums are based upon, among other things, the cost of care in a local market and the average utilization of services by the patients enrolled in the health plan. Medicare determines the appropriate reimbursement for these patients using a “risk adjustment model,” which compensates providers based on the health status (acuity) of each individual patient for the preceding year. The amount of capitated revenue may be affected by certain other factors outlined in the agreements with the health insurance plans, such as administrative fees paid to the health insurance plans, certain quality measures such as Medicare’s STAR ratings, and other adjustments to premiums.

Other revenue. Iora generates revenue from other sources, primarily fee-for-service arrangements and certain one-time payments, as well as ancillary fees such as co-pays. Iora receives various one-time payments under certain contracts to compensate it for clinical start-up, administration, and on-going coordination of care activities.

Operating Expenses

Medical claims expense. Medical claims expense from third parties primarily consist of all medical expenses paid by the health insurance plans contractually on behalf of Iora including costs for inpatient and hospital care, specialists, and pharmacy purchases associated with the resale of third-party medicines.

Other direct costs. Other direct costs primarily consists of costs incurred in the treatment of Iora’s patients, including the compensation related to Iora’s medical service providers, medical supplies, purchased medical services, and drug costs for pharmacy sales.

Administration payroll and employee benefits. Administration payroll and employee benefits expenses include employee-related expenses, including salaries and benefits, for non-medical practice employees such as finance, information technology and legal.

General and administrative expense. General and administrative expenses include costs of administration facilities such as rent and utilities, technology infrastructure, marketing and other professional services.

Depreciation and amortization expense. Depreciation and amortization expenses are primarily attributable to Iora’s capital investment and consist primarily of depreciation of property and equipment and amortization of capitalized software development costs.

Restructuring costs. Restructuring costs primarily consist of severance costs related to headcount reductions.

Other Income (Expense)

Interest and other income. Interest and other income primarily consist of income earned on Iora’s cash and cash equivalents, restricted cash and short-term marketable securities.

Interest expense. Interest expense consists of interest costs associated with Iora’s loans and credit facilities.

Income Taxes

For the periods ended December 31, 2020, and 2019, Iora recorded no income tax benefit or provision. As of December 31, 2020, and 2019, Iora has concluded that its deferred tax assets are not more-likely-than-not to be realized and recorded a full valuation allowance in all jurisdictions.

Comparison of the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	% of Revenue	2020	% of Revenue
	(dollar amounts in thousands)
Revenue	$62,268	100%	$52,721	100%
Operating expenses
Medical services:
Medical claims	48,629	78%	41,873	79%
Other direct costs	17,119	27%	20,462	39%

Total medical services	65,748	106%	62,335	118%
Administration payroll and employee benefits	7,137	11%	6,311	12%
General and administrative	7,415	12%	3,417	6%
Depreciation and amortization	807	1%	831	2%

Total operating expenses	81,107	130%	72,894	138%

Loss from operations	(18,839)	(30)%	(20,173)	(38)%
Other income (expense):
Interest expense	(47)	—%	—	—%
Interest and other (expense) income	(76)	—%	300	1%

Total other income (expense)	(123)	—%	300	1%

Net loss	$(18,962)	(30)%	$(19,873)	(38)%

Revenue

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollar amounts in thousands)
Revenue	$62,268	$52,721	$9,547	18%
Patient Count	37,571	34,104	3,467	10%

Revenue increased $9.5 million, or 18%, from $52.7 million for the three months ended March 31, 2020, to $62.3 million for the three months ended March 31, 2021. This increase was primarily due to an increase in patients of 3,467, or 10%, from 34,104 patients as of March 31, 2020, to 37,571 patients as of March 31, 2021. In addition, the average per patient revenue increased during the period by approximately 5% primarily due to more patients in risk sharing arrangements having higher risk scores, increasing the associated funding for Iora’s Medicare Advantage patients. The monthly average PMPM increased $37 or 7% from $515 PMPM for the three months ended March 31, 2020 to $552 PMPM for the three months ended March 31, 2021.

Operating Expenses

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollar amounts in thousands)
Operating expenses
Medical claims	$48,629	$41,873	$6,756	16%
Other direct costs	17,119	20,462	(3,343)	(16)%
Administration payroll and employee benefits	7,137	6,311	826	13%
General and administrative	7,415	3,417	3,998	117%
Depreciation and amortization	807	831	(24)	(3)%

Total operating expense	$81,107	$72,894	$8,213	11%

Medical claims expense. Medical claims expense increased $6.8 million, or 16%, from $41.9 million for the three months ended March 31, 2020 to $48.6 million for the three months ended March 31, 2021. This increase was primarily due to increases in patient volume. The average monthly claims per patient increased from $409 claims per patient for the three months ended March 31, 2020 to $431 claims per patient for the three months ended March 31, 2021. This increase was due to claims for the three months ended March 31, 2020 being artificially depressed due to COVID-19 related shutdowns, combined with an increase in claims for the three months ended March 31, 2021 due to increased hospital admissions from COVID-19.

Other direct costs. Other direct costs decreased $3.3 million, or 16%, from $20.5 million for the three months ended March 31, 2020 to $17.1 million for the three months ended March 31, 2021. This decrease primarily relates to a decrease in payroll expenses resulting from the restructuring activities that occurred during the second quarter of 2020. See the section titled “—Comparison of the Years Ended December 31, 2020 and 2019” for more information on the restructuring activities that occurred in 2020.

Administration payroll and employee benefits. Administration payroll and employee benefits expenses increased $0.8 million, or 13%, from $6.3 million for the three months ended March 31, 2020 to $7.1 million for the three months ended March 31, 2021. This increase was due to an increase in corporate overhead to support the growing business. Administration, payroll and employee benefits expense decreased as a percentage of revenue from 12% for the three months ended March 31, 2020 to 11% for the three months ended March 31, 2021. The decrease as a percentage of revenue is the result of greater efficiencies realized as a result of the restructuring activities that occurred in the second quarter of 2020.

General and administrative expense. General and administrative expense increased $4.0 million, or 117%, from $3.4 million for the three months ended March 31, 2020 to $7.4 million for the three months ended March 31, 2021. This increase was primarily due to a $1.4 million increase in sales and marketing expense to focus on patient growth, combined with a $2.6 million increase in professional fee expenses driven by increased legal and consulting to support the 2021 fundraising efforts and due diligence.

Depreciation and amortization expense. Depreciation and amortization expense had a de minimis decrease for the three months ended March 31, 2020 compared to the three months ended March 31, 2021 resulting from a consistent fixed asset base in both periods.

Other Income (Expense)

	Three Months Ended March 31,
	2021	2020	Change	% Change
	(dollar amounts in thousands)
Other income (expense):
Interest expense	$(47)	$0	$(47)	(100)%
Interest and other income	(76)	300	(376)	(125)%

Total other income (expense)	$(123)	$300	$(423)	(141)%

Interest and other income decreased $0.4 million from $0.3 million of interest and other income for the three months ended March 31, 2020 to a net other expense of $0.1 million for the three months ended March 31, 2021. This decrease was primarily due to interest income recognized in the three months ended March 31, 2020 from an investment which fully matured in August 2020.

Comparison of the Years Ended December 31, 2020 and 2019

	Years Ended December 31,
	2020	% of Revenue	2019	% of Revenue
	(dollar amounts in thousands)
Revenue	$212,713	100%	$171,832	100%
Operating expenses:
Medical services
Medical claims	172,095	81%	155,538	90%
Other direct costs	75,209	35%	57,965	34%

Total medical services	247,304	116%	213,503	124%
Administration payroll and employee benefits	24,468	12%	27,224	16%
General and administrative	14,441	7%	16,722	10%
Depreciation and amortization	3,427	2%	2,535	1%
Restructuring costs	1,949	1%	—	0%

Total operating expense	291,589	137%	259,984	151%

Loss from operations	(78,876)	(37)%	(88,152)	(51)%
Other income (expense):
Interest expense	(83)	0%	(46)	0%
Interest and other income	390	0%	1,421	1%
Total other income	307	0%	1,375	1%

Net loss	$(78,569)	(37)%	$(86,777)	(51)%

Revenue

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollar amounts in thousands)
Revenue	$212,713	$171,832	$40,881	24%
Patient Count	36,400	31,000	5,400	18%

Revenue increased $40.9 million, or 24%, from $171.8 million for the year ended December 31, 2019 to $212.7 million for the year ended December 31, 2020. This increase was primarily due to an increase in patients of 5,400, or 18%, from 31,000 patients as of December 31, 2019, to 36,400 patients as of December 31,

2020. In addition, the average per patient revenue increased during the period as more members were in risk sharing arrangements and average risk scores increased, increasing the associated funding for Iora’s Medicare Advantage patients. The average PMPM fees for all patients received increased $24 or 5% from an annual average of $462 for the year ended December 31, 2019, to an annual average of $486 for the year ended December 31, 2020. During the year ended December 31, 2020, Iora deployed its virtual visit program to ensure continuous access to care for its patients. Through this program, Iora was also able to more appropriately and accurately document the disease burden of most of its patients, which positively impacted risk adjustment and the associated per patients per month capitated revenues.

Operating Expenses

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollar amounts in thousands)
Operating expenses:
Medical claims	$172,095	$155,538	$16,557	11%
Other direct costs	75,209	57,965	17,244	30%
Administration payroll and employee benefits	24,468	27,224	(2,756)	(10)%
General and administrative	14,441	16,722	(2,281)	(14)%
Depreciation and amortization	3,427	2,535	892	35%
Restructuring costs	1,949	—	1,949	100%

Total operating expense	$291,589	$259,984	$31,605	12%

Medical claims expense. Medical claims expense increased $16.6 million, or 11%, from $155.5 million for the year ended December 31, 2019 to $172.1 million for the year ended December 31, 2020. This increase was primarily due to increases in patient volume, combined with an increase in average claims expense per patient. The average monthly claims per patient increased from $356 claims per patient for the year ended December 31, 2019 to $393 claims per patient for the year ended December 31, 2020. This increase was primarily due to an increase in the portion of patients in risk-sharing arrangements, for whom Iora recognizes claims based expenses. Medical claims as a percentage of revenue decreased from 91% in 2019 to 81% in 2020. This decrease is a product of an increase in per-patients revenues described above and improved population health management and the associated utilization patterns for patients served in risk-sharing arrangements.

Other direct costs. Other direct costs increased $17.2 million, or 30%, from $58.0 million for the year ended December 31, 2019 to $75.2 million for the year ended December 31, 2020. This increase was primarily due to increases in care team staffing costs associated with the increased patient volume. Other direct costs as a percentage of revenue increased only 1%, from 34% for the year ended December 31, 2019 to 35% for the year ended December 31, 2020.

Administration payroll and employee benefits. Administration payroll and employee benefits expenses decreased $2.8 million, or 10%, from $27.2 million for the year ended December 31, 2019 to $24.5 million for the year ended December 31, 2020. Administration payroll and employee benefits expense as a percentage of revenue decreased from 16% for the year ended December 31, 2019 to 12% for the year ended December 31, 2020. This decrease was primarily due to greater efficiencies realized as a result of the restructuring activities that occurred in the second quarter of 2020.

General and administrative expense. General and administrative expense decreased $2.3 million, or 14%, from $16.7 million for the year ended December 31, 2019 to $14.4 million for the year ended December 31, 2020. General and administrative expense as a percentage of revenue decreased from 10% for the year ended December 31, 2019 to 7% for the year ended December 31, 2020. This decrease was primarily due to greater efficiencies realized as a result of the restructuring activities that occurred in the second quarter of 2020.

Depreciation and amortization. Depreciation and amortization expense increased $0.9 million, or 35%, from $2.5 million for the year ended December 31, 2019 to $3.4 million for the year ended December 31, 2020.

This increase was primarily due to increases in the fixed asset base as a result of new practices in 2019 and continued internal software capitalization.

Restructuring costs. Restructuring expenses were $1.9 million for the year ended December 31, 2020 compared to no expense for the year ended December 31, 2019. Iora executed a restructuring plan in the second quarter of 2020 which resulted in headcount reductions of 119 employees, or 18% of the total workforce. Expenses included severance costs associated with the terminated employees.

Other Income (Expense)

	Year Ended December 31,
	2020	2019	Change	% Change
	(dollar amounts in thousands)
Other income (expense):
Interest expense	$(83)	$(46)	$(37)	80%
Interest and other income	390	1,421	(1,031)	(73)%

Total other income	$307	$1,375	$(1,068)	(78)%

Other income decreased $1.1 million from $1.4 million for the year ended December 31, 2019 to $0.3 million for the year ended December 31, 2019. This decrease was due to the maturity of a short-term investment in August 2020, limiting the income earned during the year.

Comparison of the Years Ended December 31, 2019 and 2018

	Years Ended December 31,
	2019	% of Revenue	2018	% of Revenue
	(dollar amounts in thousands)
Revenue	$171,832	100%	$107,311	100%
Operating expenses:
Medical services
Medical claims	155,538	91%	96,691	90%
Other direct costs	57,965	34%	34,620	32%
Total medical services	213,503	124%	131,311	122%
Administration payroll and employee benefits	27,224	16%	25,530	24%
General and administrative	16,722	10%	11,224	10%
Depreciation and amortization	2,535	1%	2,100	2%

Total operating expense	259,984	151%	170,165	159%

Loss from operations	(88,152)	(51)%	(62,854)	(59)%
Other income (expense):
Interest expense	(46)	—%	(120)	—%
Interest and other income	1,421	1%	1,400	—%
Total other income	1,375	1%	1,280	1%

Net loss	$(86,777)	(50)%	$(61,574)	(57)%

Revenue

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollar amounts in thousands)
Revenue	$171,832	$107,311	$64,521	60%
Patient Count	31,001	19,052	11,949	63%

Revenue increased $64.5 million, or 60%, from $107.3 million for the year ended December 31, 2018 to $171.8 million for the year ended December 31, 2019. This increase was primarily due to a 12,000 increase in patients, or 63%, from 19,000 patients as of December 31, 2018, to 31,000 patients as of December 31, 2019. The increase in patient base was offset by a slight decline in the monthly average PMPM rate by $7 or 2% from an annual PMPM of $469 for the year ended December 31, 2018 to an annual PMPM of $462 for the year ended December 31, 2019. In 2019 Iora grew it’s fee-for-service base of patients in anticipation of the launch of the Direct Contracting program on April 1, 2021, which would enable Iora to align these patients to its Direct Contracting Entity and serve them in a managed care construct with economics more similar to its Medicare Advantage patients. This temporary increase in the fee-for-service population resulted in a decrease of the average PMPM revenue earned.

Operating Expenses

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollar amounts in thousands)
Operating expenses:
Medical claims	$155,538	$96,691	$58,847	61%
Other direct costs	57,965	34,620	23,345	67%
Administration payroll and employee benefits	27,224	25,530	1,694	7%
General and administrative	16,722	11,224	5,498	49%
Depreciation and amortization	2,535	2,100	435	21%

Total operating expense	$259,984	$170,165	$89,819	53%

Medical claims expense. Medical claims increased $58.8 million, or 61%, from $96.7 million for the year ended December 31, 2018 to $155.5 million for the year ended December 31, 2019. This increase was primarily due to increases in patient volume as medical claims as a percentage of revenue remained consistent at 90% for both of the years ended December 31, 2018 and 2019.

Other direct costs. Other direct costs increased $23.3 million, or 67%, from $34.6 million for the year ended December 31, 2018 to $58.0 million for the year ended December 31, 2019. Other direct costs as a percentage of revenue increased slightly from 32% in 2018 to 34% in 2019. This increase was primarily due to increases in care team staffing costs associated with the increased patient volume.

Administration payroll and employee benefits. Administration payroll and employee benefits expenses increased $1.7 million, or 7%, from $25.5 million for the year ended December 31, 2018 to $27.2 million for the year ended December 31, 2019. Increases were due to Iora’s practice expansion which resulted in an increased need for administrative support. Administration payroll and employee benefits as a percentage of revenue decreased from 24% in 2018 to 16% in 2019.

General and administrative expense. General and administrative expense increased $5.5 million, or 49%, from $11.2 million for the year ended December 31, 2018 to $16.7 million for the year ended December 31, 2019. General and administrative expenses remained relatively consistent as a percentage of revenue at 10% for both of the years ended December 31, 2018 and 2019.

Depreciation and amortization. Depreciation and amortization expense increased $0.4 million, or 21%, from $2.1 million for the year ended December 31, 2018 to $2.5 million for the year ended December 31, 2019. This increase was primarily due to increases in the fixed asset base as a result of new practices in 2019 and continued internal software capitalization.

Other Income (Expense)

	Year Ended December 31,
	2019	2018	Change	% Change
	(dollar amounts in thousands)
Other income (expense):
Interest expense	$(46)	$(120)	$74	(62)%
Interest and other income	1,421	1,400	21	2%

Total other income	$1,375	$1,280	$95	7%

Other income increased $0.1 million from $1.3 million for the year ended December 31, 2018 to $1.4 million for the year ended December 31, 2019. The decrease was due to less interest expense in 2019 as compared to 2018 due to a decrease in the principal loan balance and associated interest.

Liquidity and Capital Resources

Since inception, Iora has devoted substantially all of its efforts to organizational activities including raising capital, opening its practices, building its technology infrastructure, and establishing its network of providers. Capital has been raised through the sales of preferred stock and debt financings. Further, Iora has invested in its patients to establish the right level of care. Iora has a limited operating history and has experienced recurring net losses and negative cash flows from operating activities. As of December 31, 2020, Iora had an accumulated deficit of $440 million. Iora’s independent auditors included an explanatory paragraph in its report on Iora’s consolidated financial statements as of and for the year ended December 31, 2020 describing the existence of substantial doubt about Iora’s ability to continue as a going concern. In connection with the merger agreement, Iora has entered into a loan agreement with One Medical, whereby One Medical will provide up to $75 million in loans to Iora upon Iora’s request from time to time and under certain terms and conditions.

On June 23, 2020, Iora entered into a loan and security agreement with Silicon Valley Bank, or the 2020 agreement. Iora drew $5.0 million at the closing of the 2020 agreement, adding to its cash balance, and has access to two additional tranches under the agreement, for a total of $20.0 million of availability, subject to achieving certain milestones. The 2020 agreement includes customary terms and conditions, and interest accrues at the greater of (a) the Wall Street Journal prime rate plus 0.50% or (b) 3.75%. As of March 31, 2021, Iora met certain milestone events within the 2020 agreement, which resulted in the deferral of principal payments until January 2022. Iora will continue to make interest payments during 2021. The merger agreement provides for the repayment of all outstanding principal balances under the 2020 agreement at the closing of the merger in addition to the payment of accrued and unpaid interest, and related prepayment and agreement termination fees.

Iora has not yet established sufficient revenues to cover its operating costs and will need to continue to generate additional capital to support its future operating activities. Iora’s future capital requirements will depend on many factors, including its pace of new member growth and health network relationships, its pace and timing of expansion of new practices, and the timing and extent of spend to support the expansion of sales, marketing and development activities, and the impact of the COVID-19 pandemic. Iora intends to utilize the funding available under the 2020 agreement and the loan agreement with One Medical to fund its operations until the proposed acquisition is complete. If the proposed acquisition by One Medical does not close, Management’s plans with regard to these matters include entering into a combination of additional debt or equity financing arrangements, strategic partnerships, or other similar arrangements. There can be no assurance that Iora will be able to obtain additional financing on terms acceptable to Iora, on a timely basis or at all.

Cash Flows for the Three Months Ended March 31, 2021 and 2020

	Three Months Ended March 31,
	2021	2020
	(dollar amounts in thousands)
Net cash used in operating activities	$(25,819)	$(27,361)
Net cash used in investing activities	(471)	(9,636)
Net cash provided by financing activities	261	125,111

Net change in cash and cash equivalents	$(26,029)	$88,114

Operating Activities

During the three months ended March 31, 2021, net cash used in operating activities was $25.8 million, resulting from Iora’s net loss of $19.0 million and net detriments to cash resulting from changes in Iora’s operating assets and liabilities of $8.4 million, partially offset by noncash expenses of $1.6 million. Net cash used in changes in Iora’s operating assets and liabilities for the three months ended March 31, 2021 consisted primarily of $7.6 million related to the increase in the risk share receivable and $1.2 million decrease in current assets, offset by $1.2 million decrease in deferred revenue and $1.6 million increased in current liabilities.

During the three months ended March 31, 2020, net cash used in operating activities was $27.4 million, resulting from Iora’s net loss of $19.9 million and net detriments to cash resulting from changes in Iora’s operating assets and liabilities of $8.9 million, partially offset by noncash expenses of $1.4 million. Net cash used in changes in Iora’s operating assets and liabilities for the three months ended March 31, 2020 consisted primarily of $5.5 million decrease in the risk share payable, $1.1 million decrease in deferred revenue, $1.7 million decrease in other liabilities, and $0.6 million change in current assets.

Investing Activities

During the three months ended March 31, 2021, investing activities used $0.5 million of cash, resulting from the purchase of property and equipment of $0.2 million, and payments made for capitalized software of $0.3 million.

During the three months ended March 31, 2020, investing activities used $9.6 million of cash, resulting from maturities of short-term investments of $8.9 million, payments made for capitalized software of $0.5 million, and the purchase of property and equipment of $0.2 million.

Financing Activities

During the three months ended March 31, 2021, financing activities provided $0.3 million of cash, resulting primarily from the issuance of common stock related to the exercise of stock options.

During the three months ended March 31, 2020, financing activities provided $125.1 million of cash, resulting primarily from issuance of Series F preferred stock, net of issuance costs, of $126.2 million, offset by loan payments of $1.1 million.

Cash Flows the Years Ended December 31, 2020, 2019 and 2018

The following table summarizes Iora’s cash flows:

	Year ended December 31,
	2020	2019	2018
	(dollar amounts in thousands)
Net cash used in operating activities	$(94,003)	$(57,612)	$(42,621)
Net cash provided by (used in) investing activities	460	75,509	(73,491)

Net cash provided by financing activities	130,382	16	111,200

Net change in cash and cash equivalents	$36,839	$17,913	$(4,912)

Operating Activities

During the year ended December 31, 2020, net cash used in operating activities was $94.0 million, resulting from Iora’s net loss of $78.6 million and net detriments to cash resulting from changes in Iora’s operating assets and liabilities of $19.0 million, partially offset by noncash depreciation and amortization expense of $3.4 million and loss on the disposal of fixed assets of $0.2 million. Net cash used in changes in Iora’s operating assets and liabilities for the year ended December 31, 2020, consisted primarily of $18.0 million change in risk share balances from a payable in 2019 to a receivable in 2020 and $3.8 million decrease in deferred revenue, offset by $1.6 million increase in other liabilities and $1.2 million decrease in current assets.

During the year ended December 31, 2019, net cash used in operating activities was $57.6 million, resulting from Iora’s net loss of $86.8 million, partially offset by net cash provided by changes in Iora’s operating assets and liabilities of $20.7 million, noncash rent expense of $5.5 million, noncash depreciation and amortization of $2.5 million and share based payment expense of $0.5 million. Net cash provided by changes in Iora’s operating assets and liabilities for the year ended December 31, 2019 consisted primarily of $13.0 million increase in deferred revenue, $3.8 million increase in the risk share payable and $6.0 million increase in other liabilities, offset by $2.1 million decrease in current assets.

During the year ended December 31, 2018, net cash used in operating activities was $42.6 million, resulting from Iora’s net loss of $61.6 million, partially offset by net cash provided by changes in Iora’s operating assets and liabilities of $9.3 million, share based payment expense of $5.1 million, noncash interest expense of $2.5 million and noncash depreciation and amortization expense of $2.1 million. Net cash used in changes in Iora’s operating assets and liabilities for the year ended December 31, 2018 consisted primarily of $9.0 million increase in deferred revenue and $2.4 million increase in the risk share payable, offset by $2.1 million decrease in other assets and liabilities.

Investing Activities

During the year ended December 31, 2020, investing activities provided $0.5 million of cash, resulting from maturities of short-term investments of $14.9 million, offset by the purchase of short-term investments of $11.9 million, payments made for capitalized software of $1.8 million and the purchase of property and equipment of $0.7 million.

During the year ended December 31, 2019, investing activities provided $75.5 million of cash, resulting from maturities of short-term investments of $136.0 million, offset by the purchase of short-term investments of $50.0 million, the purchase of property and equipment of $9.1 million and payments made for capitalized software of $1.4 million.

During the year ended December 31, 2018, investing activities used $73.5 million of cash, resulting from the purchase of short-term investments of $163.0 million, the purchase of property and equipment and other long-term assets of $0.9 million and payments made for capitalized software of $0.9 million, offset by maturities of short-term investments of $91.3 million.

Financing Activities

During the year ended December 31, 2020, financing activities provided $130.4 million of cash, resulting from the issuance of Series F preferred stock, net of issuance costs, for $126.2 million, proceeds from bank loans for $5.0 million and issuance of common stock related to the exercise of stock options of $0.3 million, offset by loan payments of $1.1 million.

During the year ended December 31, 2019, financing activities provided de minimis cash resulting from $0.2 million of cash from the issuance of common stock, offset with $0.2 million of loan payments.

During the year ended December 31, 2018, financing activities provided $111.2 million of cash, resulting from the issuance of Series E, E2, and E3 preferred stock, net of issuance costs for $114.5 million, issuance of common stock from stock options of $0.4 million and proceeds from the shareholder note of $0.3 million, offset by the repayment of convertible notes of $2.7 million and loan payments of $1.3 million.

Critical Accounting Policies and Significant Judgments and Estimates

Iora’s consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Iora to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. Iora bases its estimates on historical experience and on various other factors that Iora believes are reasonable under the circumstances. Iora evaluates its estimates and assumptions on an ongoing basis. Actual results may differ from these estimates. To the extent that there are material differences between these estimates and Iora’s actual results, Iora’s future financial statements will be affected.

While Iora’s significant accounting policies are described in greater detail in Note 2, “Summary of Significant Accounting Policies,” to its consolidated financial statements included in this consent solicitation statement/prospectus, Iora believes that the following accounting policies are those most critical to the judgments and estimates used in the preparation of Iora’s consolidated financial statements.

Revenue Recognition

Iora recognizes revenue under ASC 606, Revenue from Contracts with Customers (ASC 606), when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services using the five-step model described in Note 4 of the notes to its consolidated financial statements.

Iora generates revenue from capitated revenue on a per member/patient per month (“PMPM”) for which Iora provides healthcare services on a stand-ready basis. Under certain contracts, Iora also assumes a percentage share of any additional gross revenues and associated expenses generated by the provision of healthcare services not directly provided by Iora. These risk-share revenues and expenses are recorded gross because Iora is acting as a principal in arranging, providing, and controlling the managed healthcare services provided to the eligible enrolled patients. The risk-share revenues must be estimated due to reporting lag times. Estimating the risk-share revenues requires significant judgement. These are estimated using the expected value methodology based on historical data and actuarial inputs.

Revenues for the year ended December 31, 2019 and 2018 were presented under ASC 605, Revenue Recognition (“ASC 605”). Under ASC 605, Iora recognized revenue when all of the following criteria were met: Persuasive evidence of an arrangement exists; the sales price is fixed or determinable; collection is reasonably assured; and services have been rendered.

Medical Claims Expense

Medical claims expense primarily consist of all medical expenses paid by the health insurance plans, including inpatient and hospital care, specialists, and medicines on behalf of Iora. Provider costs are accrued based on date of service to patients, based in part on estimates, including an accrual for medical services incurred but not reported (“IBNR”). Actual claims expense will differ from the estimated liability due to factors in estimated and actual patient utilization of health care services, the amount of charges, and other factors. Liabilities for IBNR are estimated using standard actuarial methodologies, including Iora’s accumulated statistical data, adjusted for current experience. These actuarially determined estimates are continually reviewed and updated, however, as the amount of unpaid service provider cost is based on estimates, the ultimate amounts paid to settle these liabilities might vary from recorded amounts and these differences may be material.

Iora has included IBNR claims of approximately $1.5 million and $21.8 million on its balance sheet as of December 31, 2020, and March 31, 2021, respectively.

Consolidation of Variable Interest Entities

GAAP requires variable interest entities, or VIEs, to be consolidated if an entity’s interest in the VIE is a controlling financial interest. Under the variable interest model, a controlling financial interest is determined based on which entity, if any, has (i) the power to direct the activities of the VIE that most significantly impacts the VIEs economic performance and (ii) the obligations to absorb losses that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Iora affiliates with professional corporations (“PCs”) to provide primary care services. Based upon the provisions of the agreements with the PCs, Iora has determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and Iora having a variable interest in the PCs. Iora performs ongoing reassessments of whether changes in the facts and circumstances regarding its involvement with a VIE would cause its consolidation conclusion to change. The consolidation status of the VIEs with which Iora is involved may change as a result of such reassessments. Changes in consolidation status are applied in accordance with applicable GAAP. See Note 3 to the Iora Consolidated Financial Statements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the 1Life common stock, which is the only security registered pursuant to Section 12 of the Exchange Act. The following summary description is based on the provisions of the 1Life charter and 1Life bylaws and the applicable provisions of the DGCL. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the 1Life charter and 1Life bylaws, which are filed as exhibits to the Registration Statement of which this proxy statement/prospectus/consent solicitation statement is a part, and to the applicable provisions of the DGCL.

Authorized Capital Stock

The 1Life charter authorizes capital stock consisting of 1,000,000,000 shares of 1Life common stock, and 10,000,000 shares of preferred stock, par value $0.001 per share, which we refer to as 1Life preferred stock. The rights, preferences and privileges of the holders of 1Life common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the 1Life preferred stock that 1Life may designate in the future. For a complete description of the terms and provisions of the 1Life preferred stock refer to the 1Life charter and 1Life bylaws.

Common Stock

Voting Rights

Each holder of 1Life common stock is entitled to one vote for each share of 1Life common stock held on all matters submitted to a vote of the stockholders, including the election of directors. The 1Life charter does not provide for cumulate votes for the election of directors. The 1Life charter establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of the 1Life stockholders, with the other classes continuing for the remainder of their respective three-year terms. These provisions in the 1Life charter could discourage potential takeover attempts. See the section titled “ —Anti-takeover Provisions” below.

Dividend Rights

Subject to preferences that may apply to any outstanding 1Life preferred stock, holders of 1Life common stock are entitled to receive ratably any dividends that the 1Life Board may declare out of legally available funds.

Liquidation Rights

In the event of liquidation, dissolution or winding up, holders of 1Life common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of 1Life’s debts and other liabilities and the satisfaction of any liquidation preference of any outstanding 1Life preferred stock.

Preemptive or Similar Rights

Holders of 1Life common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to 1Life common stock. The rights, preferences and privileges of the holders of 1Life common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of 1Life preferred stock that 1Life may designate in the future.

Registration Rights

Certain holders of shares of 1Life common stock are entitled to rights with respect to the registration of their shares under the Securities Act. The shares subject to such registration rights are referred to as registrable securities. These registration rights are contained in 1Life’s amended and restated investors’ rights agreement, which we refer to as the 1Life IRA, and are described in additional detail below.

The registration of shares of 1Life common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. 1Life will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand and piggyback registrations described below, and the applicable stockholders party to the 1Life IRA pay the registration expenses (including underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the Form S-3 registrations and any related underwritten shelf takedowns described below.

Generally, in an underwritten offering (other than a shelf takedown), if 1Life determines in good faith in consultation with the underwriters, 1Life has the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate on the seventh anniversary of the closing of 1Life’s initial public offering.

Demand Registration Rights

Beginning on the date 180 days following the pricing of 1Life’s initial public offering, upon the written request of (i) the holders of more than 65% of 1Life’s registrable securities then outstanding or (ii) Carlyle Partners VII Holdings, L.P. and its affiliates, which we refer to as Carlyle, that 1Life files a registration statement under the Securities Act, if the anticipated aggregate offering price would exceed $50,000,000 1Life is obligated to register the sale of all registrable securities that the holders may request in writing to be registered. 1Life is required to effect no more than four registration statements that are declared or ordered effective, two at the request of the holders of more than 65% of 1Life’s registrable securities then outstanding, and two at the request of Carlyle. 1Life may postpone the filing of a registration statement for up to 120 days once in a twelve-month period if in the good faith judgment of the 1Life Board such registration would be seriously detrimental to 1Life.

Piggyback Registration Rights

If 1Life registers any of 1Life’s securities for public sale, either for 1Life’s own account or for the account of other security holders, 1Life will also have to register all registrable securities that the holders of such securities request in writing be registered. This piggyback registration right does not apply to a registration relating to any of 1Life’s stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration related to stock issued upon conversion of debt securities. 1Life, based on consultation with the underwriters of any underwritten offering, will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of the registrable securities are entitled to certain registration rights on Form S-3. The holders of these shares can request that 1Life register all or a portion of their shares on Form S-3 if 1Life is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $5,000,000. In addition, from time to time when a registration statement on Form S-3 is effective, the holders of the shares registered may request that 1Life facilitate a shelf takedown of all or a portion of their shares if the gross proceeds from the offering is at least $50,000,000. 1Life is required to effect no more than two Form S-3 registration statements that are declared or ordered effective and two shelf takedowns in any 12-month period. 1Life is also required to effect no more than one shelf takedown in any 90-day period. 1Life may postpone the filing of a registration statement or a shelf takedown for up to 120 days not more than twice in a 12-month period if in the good faith judgment of the 1Life Board such registration would be seriously detrimental to 1Life. The foregoing shelf takedown and Form S-3 rights are subject to a number of additional exceptions and limitations.

Anti-takeover Provisions

Section 203 of the Delaware General Corporation Law

1Life is subject to Section 203 of the DGCL, which we refer to as Section 203, which prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status owned, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. 1Life has not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of 1Life may be discouraged or prevented.

Certificate of Incorporation and Bylaws

Among other things, the 1Life charter and 1Life bylaws:

•

permit the 1Life Board to issue up to 10,000,000 shares of 1Life preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of the 1Life Board;

•	provide that the 1Life Board will be classified into three classes of directors;

•

provide that, subject to the rights of any series of 1Life preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of 1Life’s then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

require that any action to be taken by 1Life stockholders must be effected at a duly called annual or special meeting of 1Life stockholders and not be taken by written consent or electronic transmission;

•

provide that 1Life stockholders seeking to present proposals before a meeting of 1Life stockholders or to nominate candidates for election as directors at a meeting of 1Life stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of 1Life stockholders may be called only by the chairman of the 1Life Board, 1Life’s chief executive officer or by the 1Life Board pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of the then-outstanding 1Life common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for existing 1Life stockholders to replace the 1Life Board as well as for another party to obtain control of 1Life by replacing the 1Life Board. Since the 1Life Board has the power to retain and discharge 1Life officers, these provisions could also make it more difficult for existing 1Life stockholders or another party to effect a change in management. In addition, the authorization of undesignated 1Life preferred stock makes it possible for the 1Life Board to issue 1Life preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of 1Life.

These provisions are intended to enhance the likelihood of continued stability in the composition of the 1Life Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce 1Life’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for 1Life’s shares and may have the effect of delaying changes in control or management of 1Life. As a consequence, these provisions may also inhibit fluctuations in the market price of 1Life’s stock.

Choice of Forum

The 1Life charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on 1Life’s behalf; any action asserting a breach of fiduciary duty owed by any of 1Life’s directors, officers, employees or stockholders to 1Life or 1Life stockholders; any action asserting a claim against 1Life arising pursuant to the DGCL, the 1Life charter or 1Life bylaws; or any action asserting a claim against 1Life that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States of America have exclusive jurisdiction. In addition, the 1Life charter further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. The 1Life charter designates the U.S. federal district courts as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for 1Life common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

COMPARISON OF RIGHTS OF 1LIFE STOCKHOLDERS AND IORA STOCKHOLDERS

Each of 1Life and Iora is incorporated under the laws of the State of Delaware and, accordingly, the rights of 1Life and Iora stockholders are governed by the DGCL. If the merger is consummated, stockholders of Iora will become stockholders of 1Life. Following completion of the merger, the rights of 1Life stockholders and Iora stockholders will be governed by and subject to the certificate of incorporation and bylaws of 1Life and will continue to be governed by the DGCL. Below is a summary of the material differences between the rights of holders of 1Life common stock and the rights of holders of Iora capital stock, which does not purport to be a complete description of all differences among the rights of 1Life stockholders and Iora stockholders, nor does it include a complete description of the specific rights of such holders.

The following summary is qualified in its entirety by reference to the relevant provisions of (i) the DGCL (ii) the 1Life charter, (iii) the Iora charter, (iv) the 1Life bylaws, (v) the Iora bylaws, and (vi) any description of 1Life common stock in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

The identification of some of the differences in the rights of these stockholders as material is not intended to indicate that there are no other differences that may be equally important. You are urged to read carefully the relevant provisions of the DGCL, as well as the governing corporate instruments of each of 1Life and Iora, copies of which are available, without charge, to any 1Life stockholder or Iora stockholder, including any beneficial owner to whom this proxy statement/prospectus/consent solicitation statement is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus/consent solicitation statement.

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Authorized Capital

The aggregate number of shares that 1Life is authorized to issue is 1,010,000,000, consisting of (i) 1,000,000,000 shares of 1Life common stock, par value $0.001 per share and (ii) 10,000,000 shares of undesignated preferred stock, par value $0.001 per share.	The aggregate number of shares that Iora is authorized to issue consists of (i) 91,000,000 shares of Iora common stock, par value $0.01 per share, of which 6,242,573 shares are designated as Class A Common Stock and 84,757,247 shares are designated as Class B Common Stock, (ii) 200 shares of Iora Special Stock, par value $0.01 per share and (iii) 69,828,534 shares of Preferred Stock, par value $0.01 per share, of which (a) 6,250,000 shares are designated as Series A Preferred Stock, (b) 6,349,487 shares are designated as Series B Preferred Stock, (c) 8,398,170 shares are designated as Series C Preferred Stock, (d) 4,778,567 shares are designated as Series C2 Preferred Stock, (e) 12,899,874 shares are designated as Series D Preferred Stock, (f) 530,000 shares are designated as Series D2 Preferred Stock, (g) 7,940,177 are designated as Series E Preferred Stock, (h) 5,097,633 shares are designated as Series E2 Preferred Stock, (i) 1,778,515 shares are designated as Series E3 Preferred Stock, and (j) 15,806,111 shares are designated as Series F Preferred Stock.

Outstanding Capital

Common Stock. As of the record date, 1Life had 137,790,439 shares of 1Life common stock issued and outstanding.	Common Stock. As of the record date, Iora had 6,242,753 Class A Common Stock issued and

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outstanding and 3,431,365 shares of Iora Class B Common Stock issued and outstanding.
Holders of 1Life common stock do not have preemptive, subscription, or conversion rights.	Holders of Iora common stock are entitled with the powers, preferences and rights, and subject to the limitations and restrictions specified in the Iora charter, as filed in the Office of the Secretary of State of the State of Delaware on January 23, 2020.

Preferred Stock. The 1Life Board has the authority to issue up to 10,000,000 shares of preferred stock in one or more series. The holders of 1Life preferred stock do not have the right to vote, except as the 1Life Board establishes, or as provided in the 1Life charter or as determined by state law.	Preferred Stock. As of the record date, Iora had (i) 6,250,000 shares of Iora Series A Preferred Stock issued and outstanding, (ii) 6,303,059 shares of Iora Series B Preferred Stock issued and outstanding, (iii) 8,398,170 shares of Iora Series C Preferred Stock issued and outstanding, (iv) 4,778,567 shares of Iora Series C2 Preferred Stock issued and outstanding, (v) 12,899,874 shares of Iora Series D Preferred Stock issued and outstanding, (vi) 530,000 shares of Iora Series D2 Preferred Stock issued and outstanding, (vii) 7,940,177 shares of Iora Series E Preferred Stock issued and outstanding, (viii) 5,097,633 shares of Iora Series E2 Preferred Stock issued and outstanding, (ix) 1,778,515 shares of Iora Series E3 Preferred Stock issued and outstanding and (x) 13,319,278 shares of Iora Series F Preferred Stock issued and outstanding.

The 1Life Board has the authority to determine the terms of each series of preferred stock, within the limits of the 1Life charter, the 1Life bylaws and Delaware law, and the 1Life Board could take that action without stockholder approval. These terms include the number of shares in a series, dividend rights, rights in liquidation, terms of redemption, conversion and exchange rights and voting rights, if any. The issuance of 1Life preferred stock could delay or prevent a change in control of 1Life.	The powers, preferences and relative participating, optional and other special rights, and qualifications, limitations, and restrictions of the Iora Preferred Stock are designated pursuant to the Iora charter.

As of the record date, 1Life does not have any preferred stock issued and outstanding.

Special Stock. As of the record date, Iora had 200 shares of Special Stock issued and outstanding.

Holders of Iora Special Stock are entitled with the powers, preferences and rights, and subject to the limitations and restrictions specified in the Iora charter.

Voting Rights

Holders of shares of 1Life common stock shall vote together as one class on all matters submitted to a vote of the stockholders. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take	Holders of shares of Iora common stock shall vote together as one class on all matters submitted to a vote of the stockholder, except as described below with respect to election of directors. The vote of the holders of a majority of the stock represented at a

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stockholder action, unless a different vote is required by law or specifically required by the 1Life charter or 1Life bylaws, Delaware law, or Nasdaq.	meeting at which a quorum is present is generally required to take stockholder action, unless a different vote is required by law or specifically required by the Iora charter, the Iora bylaws or Delaware law.
The holders of 1Life preferred stock do not have the right to vote, except as the 1Life Board establishes, or as provided in the 1Life charter or as determined by Delaware law.	The holders of Iora Voting Preferred Stock are generally entitled to vote on any matter presented to the stockholders of Iora by casting the number of votes equal to the number of whole shares of Iora common stock into which the shares of such series of Iora Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Iora charter, holders of Iora Voting Preferred Stock vote together with the holders of common stock as a single class. The holders of Iora’s Preferred Stock are also entitled to certain special consent rights pursuant to “protective provisions” set forth under the Iora charter and as required by Delaware law.

The 1Life charter prohibits cumulative voting in the election of directors.

The holders of (i) Class A Common Stock, voting as a separate class, are entitled to elect 2 directors, (ii) Iora Voting Preferred Stock, voting as a separate class, are entitled to elect 8 directors and (iii) Iora common stock and Iora Voting Preferred Stock, as a single class, are entitled to elect the balance of directors after giving effect to the foregoing special directors in clauses (i) and (ii).

The holders of Iora Special Stock do not have the right to vote, except as required by Delaware law.

Amendments to the Charter

Under Section 242 of the DGCL, the charter may be amended upon a resolution by the 1Life Board and approved by:	Under Section 242 of the DGCL, the Iora charter may be amended upon a resolution by the Iora Board and approved by:

• the holders of a majority of the voting power of outstanding shares entitled to vote, and • a majority of the outstanding shares of each class entitled to a class vote, if any.	• the holders of a majority of the voting power of outstanding shares entitled to vote, and • a majority of the outstanding shares of each class entitled to a class vote, if any.

The 1Life charter provides that, for amendments to Article V, Article VI, Article VII, and Article VIII to the 1Life charter, any amendment must be approved by the affirmative vote of the holders of holders of at least 66 2/3% of voting power of the outstanding shares of 1Life voting stock entitled to vote generally in the election of directors.	The Iora charter provides that, amendments to certain provisions adverse to holders of Class A Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C2 Preferred Stock, Series D, Series D2 Preferred Stock, Series E Preferred Stock, Series E2 Preferred Stock, Series E3 Preferred Stock and Series F Preferred Stock must be approved by the affirmative vote of the holders of a majority of the outstanding shares of such class,

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voting as a separate class (except for holders of Series F Preferred Stock, from whom a 58% vote is required).

Amendments to the Bylaws

The 1Life bylaws may be adopted, amended, or repealed by the affirmative vote of the holders of at least 66 2/3% of voting power of the outstanding shares of 1Life voting stock entitled to vote generally in the election of directors. The 1Life Board shall also have the power to adopt, amend or repeal the 1Life bylaws.	The Iora bylaws may be adopted, amended or repealed by vote of a majority of the voting power of the stock outstanding and entitled to vote. The Iora bylaws may be adopted, amended or repealed by vote of a majority of the directors then in office.

Special Meetings of Stockholders
Special meetings of the stockholders, other than those required by statute, may be called at any time by (i) the 1Life Board, (ii) the chairperson of the 1Life Board, or (iii) the chief executive officer, but a special meeting may not be called by any other person or persons.	Special meetings of the stockholders, other than those required by statute, may be called at any time by (i) the chairman of the board, if any, the (ii) president or (iii) one-third or more in number of the directors.

Stockholder Proposals and Nominations

The 1Life bylaws provide that 1Life stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. As specified in the 1Life bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the 1Life Board or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures that are provided in the 1Life bylaws.	Pursuant to the Iora charter, the holders of (i) Class A Common Stock, voting as a separate class, are entitled to elect 2 directors, (ii) Iora Voting Preferred Stock, voting as a separate class, are entitled to elect 8 directors and (iii) Iora common stock and Iora Voting Preferred Stock, as a single class, are entitled to elect the balance of directors after giving effect to the foregoing special directors in clauses (i) and (ii).

Generally, to be timely, a stockholder’s notice must be received at the principal executive offices of 1Life not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that no annual meeting was held in the previous year or if the date of the annual meeting is more than 30 days before or more than 30 days after that anniversary date, however, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to that annual meeting, and not later than the close of business on the 90th day prior to that annual meeting or the 10th day following the day on which 1Life first publicly announces the date of that annual meeting, whichever occurs later.	Unless otherwise required by the Iora charter, the Iora bylaws or Delaware law, there are no advance notice requirements for stockholder proposals.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in the 1Life bylaws, but only if the stockholder notice is delivered to the principal executive offices not later than the close of business on the 90th day

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prior to such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made, whichever occurs later.

1Life has not adopted a proxy access bylaw.

Action by Written Consent
The 1Life charter and 1Life bylaws prohibit stockholder action by written consent.	Unless otherwise provided in the Iora charter, any action required or permitted to be taken by stockholders for or in connection with any corporate action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Board of Directors

Number of Directors

The 1Life bylaws provide that the number of directors shall be one or more and shall be fixed from time to time by resolution of the 1Life Board. The 1Life Board currently consists of nine directors.	The Iora bylaws provide that the number of directors shall be one or more and shall be fixed from time to time by vote of the Iora directors then in office. The Iora Board currently consists of ten directors.

Classification

The 1Life Board is classified into three classes. Each director is appointed for a three-year term.	The Iora bylaws do not provide for a classified board.

Removal

The 1Life charter and 1Life bylaws provide that, subject to the rights granted to any series of preferred stock with respect to the election of directors, pursuant to Article V, Section C of the 1Life Charter, directors may only be removed for cause by the affirmative vote of holders of at least 66 2/3% of voting power of the outstanding shares of 1Life voting stock entitled to vote generally in the election of directors. The 1Life bylaws provide that no reduction of the authorized number of directors shall have the effect of removing a director prior to the expiration of such director’s term in office.	Except as required by law, or otherwise provided in the Iora charter or the Iora bylaws, a director may be removed from office with or without cause by the vote of the holders of a majority of the issued and outstanding shares of the particular class or series entitled to vote in the election of such directors.

Vacancies

The 1Life bylaws provide that for vacancies created by the resignation of directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancies upon such resignations becoming effective. The 1Life bylaws further provide that for vacancies and newly created directorships resulting from any increase	The Iora bylaws provide that vacancies and any newly created directorships resulting from any increase in the number of directors may be filled by vote of the holders of the particular class or series of stock entitled to elect such director at a meeting called for the purpose, or by a majority of the directors then in office, although less than a quorum,

1LIFE	IORA
in the authorized number of directors elected by all of the stockholders having the right to vote as a single class shall be filled only by a majority of the remaining directors, although less than a quorum, or by a sole remaining director, and not by stockholders.	or by a sole remaining director, in each case elected by the particular class or series of stock entitled to elect such directors. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, who were elected by the particular class or series of stock entitled to elect such resigning director or directors shall have power to fill such vacancy or vacancies, the vote or action by writing thereon to take effect when such resignation or resignations shall become effective.

Director Liability and Indemnification

Elimination of Liability of Directors. The 1Life charter provides that, to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of 1Life will not be personally liable to 1Life or any of its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to 1Life or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases, or redemptions), or (iv) for any transactions from which the director derived an improper personal benefit.	Elimination of Liability of Directors. The Iora charter provides that, to the fullest extent permitted by law, a director of Iora shall not be personally liable to Iora or its stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers. The 1Life bylaws provide that 1Life will indemnify its directors and officers to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended, except in connection with any proceeding initiated by such director or officer, unless indemnification is expressly required by applicable law, authorized by the Board, provided by 1Life pursuant to its powers under applicable law, or through enforcement of contractual rights as provided in the 1Life bylaws.

The 1Life bylaws also provide that it will advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, which we refer to as a proceeding, by reason of the fact that such person is or was a director or officer of the corporation, or is or was a director or officer of the corporation serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including but not limited to attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with

Indemnification of Directors and Officers. The Iora charter authorizes Iora to provide indemnification of (and advancement of expenses to) directors, officers and agents of Iora through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

1LIFE	IORA
such Proceeding) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of 1Life. Under Delaware law, 1Life is also authorized to carry directors’ and officers’ insurance to protect 1Life, its directors, officers and certain employees from some liabilities.

Although the 1Life charter provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. In particular, the 1Life charter has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of the 1Life charter described above apply to an officer of 1Life only if he or she is a director of 1Life and is acting in his or her capacity as director, and do not apply to officers of 1Life who are not directors.

Registration Rights

The holders of certain shares of 1Life’s common stock are entitled to certain demand registration rights. The holders of at least 65% of such securities then outstanding, which we refer to as the Initiating Holders, or Carlyle holding such securities can request that 1Life register the offer and sale of their shares. 1Life is obligated to effect only two such registrations for the Initiating Holders and two registrations for Carlyle. Such request for registration must cover securities with anticipated aggregate proceeds to 1Life of at least $50 million. If 1Life determines that it would be seriously detrimental to its stockholders to effect such a demand registration, it has the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days.

If 1Life proposes to register the offer and sale of its common stock under the Securities Act, in connection with the public offering of such common stock the holders of certain shares of 1Life’s common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever 1Life proposes to file a registration statement under the Securities Act, other than with respect to (1) an employee benefit plan, (2) stock issued upon conversion of debt securities, (3) a company stock plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, or the resale of the securities issued in such transaction or (4) a registration on any

Under the Seventh Amended and Restated Investors’ Rights Agreement, dated as of January 31, 2020, by and among Iora and the stockholders named therein, which we refer to as the Iora’s Investors’ Rights Agreement, holders of certain shares of Iora’s common stock are entitled to certain demand registration rights: (i) any time after January 31, 2027, holders of twenty-five 25% of such securities then outstanding and (ii) 180 days following an IPO, any applicable holder may request that Iora file a Form S-1 registration statement with respect to a number of such securities for which the anticipated aggregate net offering price, would exceed $15 million.

Under Iora’s Investors’ Rights Agreement, if at any time when it is eligible to use a Form S-3 registration statement, the holders of such securities may request that Iora file a Form S-3 registration statement with respect to the outstanding applicable securities of such holders if such securities have a net anticipated aggregate offering price of at least $5 million.

In addition to other limitations, if Iora determines that such registration statement would (i) materially interfere with a major corporate transaction, (ii) require premature disclosure of material nonpublic information, (iii) or render it unable to comply with federal securities laws, then it may defer such filings for up to 120 days but it may not invoke such right more than once in any 12-month period.

1LIFE	IORA
registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of 1Life’s common stock or in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of such shares of 1Life’s common stock are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

If Iora proposes to register the offer and sale of its common stock under the Securities Act, in connection with the public offering of such common stock for cash the holders of certain shares of Iora’s securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain underwriting and other limitations.

The holders of certain shares of 1Life’s common stock are entitled to certain Form S-3 registration rights and may make a written request that 1Life register the offer and sale of their shares on a registration statement on Form S-3 if 1Life is eligible to file a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $5 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, 1Life will not be required to effect a registration on Form S-3 if it has effected two such registrations within the 12-month period preceding the date of the request. Additionally, if 1Life determines that it would be seriously detrimental to its stockholders to effect such a registration, it has the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days and provided 1Life does not register any other securities during such 120-day period (with certain, limited exceptions.).

Stockholder Rights Plan

1Life does not have a stockholder rights plan currently in effect, but under Delaware law, the 1Life Board could adopt such a plan without stockholder approval.	Iora does not have a stockholder rights plan currently in effect.

Business Combinations

Business Combinations with Related Persons. Under Delaware law, only a majority of 1Life outstanding voting power is required to approve mergers and other business combinations between 1Life and third parties. the 1Life charter does not require that a higher percentage of outstanding voting power approve such transactions.

1Life has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of its assets, stock

Business Combinations with Related Persons. Under Delaware law, only a majority of Iora’s outstanding voting power is required to approve mergers and other business combinations between Iora and third parties. The Iora charter requires additional votes in certain circumstances, including if the consideration provided in a business combination transaction does not comply with the waterfall for holders of its different classes and series of securities as set forth in the Iora charter. Separate approvals would also be required from the holders of Series E Preferred Stock and Series F Preferred Stock if the consideration does not exceed certain thresholds set forth in the Iora

1LIFE	IORA
purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the 1Life Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the 1Life Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

charter, if the proposed transaction is effected prior to May 11, 2021 or January 23, 2023, respectively.

Iora has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of a Delaware corporation, thereby becoming an “interested stockholder”, that person may not engage in certain “business combinations” with the corporation, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of the corporation’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder unless one of the following exceptions applies: (i) the Iora Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Iora Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determining whether a person is an interested stockholder.

Exclusive Forum

The 1Life charter provides that unless 1Life consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of 1Life, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer employee, or stockholder of 1Life to 1Life or 1Life’s stockholders, (iii) any action or proceeding asserting a claim against 1Life or any of its directors, officers, employees, or stockholders pursuant	The Iora charter provides that unless Iora consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Iora, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Iora to Iora or Iora’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of

1LIFE	IORA
to any provision its charter, its bylaws, or the DGCL, (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the 1Life charter or bylaws; (v) any action or proceeding for which DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; (vi) any action asserting a claim against 1Life or any of its directors, officers, employees, or stockholders, governed by the internal affairs doctrine shall be a the Court of Chancery of the State of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of 1Life shall be deemed to have notice of and consented to the provisions of such charter provision. This exclusive forum provision will not apply to claims which are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not apply to suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder.	the Delaware General Corporation Law or the Iora charter or the Iora bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine.

LEGAL MATTERS

The validity of the shares of 1Life common stock to be issued in the merger will be passed upon by Cooley LLP. U.S. federal income tax consequences relating to the merger will also be passed upon for 1Life by Cooley LLP and for Iora by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

1Life

The financial statements of 1Life Healthcare, Inc. incorporated in this proxy statement/prospectus/consent solicitation statement by reference to 1Life Healthcare, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Iora

The financial statements of Iora Health, Inc. as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020 included in this proxy statement/prospectus/consent solicitation statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report includes explanatory paragraphs relating to Iora’s adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers, as of January 1, 2020, and relating to the Iora’s ability to continue as a going concern), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

1Life held its last regular annual meeting of stockholders on June 3, 2021 and plans to hold its next annual meeting regardless of whether the merger has been completed. The deadline for submitting stockholder proposals to be included in 1Life’s 2022 proxy materials is December 22, 2021. In order to be properly brought before the 1Life 2022 annual meeting, a stockholder who desires to provide notice of nomination of one or more director candidates to be included in 1Life’s Proxy Statement and ballot pursuant to its bylaws must be received by the 1Life corporate secretary not later than December 22, 2022. The 1Life bylaws require 1Life stockholders to furnish timely advance written notice of their intent to nominate a director or bring any other matter before a stockholder’s meeting, whether or not they wish to include the candidate or proposal in 1Life’s proxy materials.

In order for a stockholder to propose any matter for consideration at the 1Life 2022 annual meeting other than by inclusion in the Proxy Statement, the stockholder must give timely notice to the 1Life corporate secretary of his or her intention to bring such business before the meeting. To be timely, notice must be delivered to the 1Life corporate secretary not later than the 90th day, nor earlier than the 120th day, prior to the one-year anniversary of the date on which 1Life first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting. Therefore, in connection with the 1Life 2022 annual meeting, notice must be delivered to the corporate secretary between February 3, 2022 and March 5, 2022. In the event, however, that the date of the annual meeting is more than 30 days before or more than 30 days after the one-year anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by 1Life.

WHERE YOU CAN FIND MORE INFORMATION

1Life files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an Internet website located at http://www.sec.gov that contains reports, proxy and consent solicitation statements, and other information regarding issuers that file electronically with the SEC, including 1Life.

Investors may also consult One Medical’s or Iora’s website for more information concerning the merger described in this proxy statement/prospectus/consent solicitation statement. One Medical’s website is www.onemedical.com, and Iora’s website is www.iorahealth.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus/consent solicitation statement.

1Life has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus/consent solicitation statement forms a part. The registration statement registers the shares of 1Life common stock to be issued to Iora stockholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about 1Life common stock. The rules and regulations of the SEC allow 1Life and Iora to omit certain information included in the registration statement from this proxy statement/prospectus/consent solicitation statement.

In addition, the SEC allows 1Life to disclose important information to you by referring you to other documents filed separately with the SEC, which we refer to as incorporated documents. Information contained in incorporated documents is considered to be a part of this proxy statement/prospectus/consent solicitation statement, except as otherwise specified below.

This proxy statement/prospectus/consent solicitation statement incorporates by reference the documents listed below that 1Life has previously filed with the SEC; provided, however, that 1Life is not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. They contain important information about One Medical, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 17, 2021;

•	Definitive Proxy Statement on Schedule 14A filed on April 21, 2021.

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed on May 17, 2021.

•	Current Reports on Form 8-K, filed on April 20, 2021, June 4, 2021, June 7, 2021 (second report), June 8, 2021 (excluding Item 7.01 and Exhibit 99.1 thereto) and June 25, 2021.

•

The description of 1Life common stock set forth in the Registration Statement on Form 8-A filed with the SEC on January 28, 2020, and any amendment or report filed for the purpose of updating such description.

In addition, 1Life incorporates by reference herein any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus/consent solicitation statement and prior to the date of the 1Life special meeting, and after the date of the initial registration statement and prior to the effectiveness of the registration statement, except that 1Life is not incorporating any information that has been or will be furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K or the exhibits related thereto under Item 9.01, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document. Such documents are considered to be a part of this proxy statement/prospectus/consent solicitation statement, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above or from 1Life by requesting them in writing or by telephone at the following address:

1Life Healthcare, Inc.

Attention: Investor Relations

One Embarcadero Center, Suite 1900

San Francisco, California 94111

investor@onemedical.com

415-814-0927

These documents are available from 1Life without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus/consent solicitation statement forms a part.

If you are a stockholder of 1Life and would like to request documents, please do so by August 20, 2021 to receive them before the 1Life special meeting. If you are a stockholder of Iora and would like to request documents, please do so by August 20, 2021. If you request any documents from 1Life or Iora, 1Life or Iora will undertake to mail them to you by first class mail, or another equally prompt means, within one business day after 1Life or Iora receives your request.

Information appearing in this proxy statement/prospectus/consent solicitation statement or any particular incorporated document is not necessarily complete and is qualified in its entirety by the information and financial statements appearing in all of the other incorporated documents and should be read together therewith.

Any statement contained in any particular incorporated document will be deemed to be modified or superseded to the extent that a statement contained in this proxy statement/prospectus/consent solicitation statement or in any incorporated document filed after such particular incorporated document modifies or supersedes such statement.

This document is a prospectus and proxy statement of 1Life for the 1Life special meeting and a consent solicitation statement of Iora for the Iora written consent. Neither 1Life nor Iora has authorized anyone to give any information or make any representation about the merger or 1Life or Iora that is different from, or in addition to, that contained in this proxy statement/prospectus/consent solicitation statement or in any of the incorporated documents that 1Life or Iora has incorporated by reference into this proxy statement/prospectus/consent solicitation statement. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus/consent solicitation statement speaks only as of the date of this proxy statement/prospectus/consent solicitation statement unless the information specifically indicates that another date applies.

OTHER MATTERS

As of the date of this proxy statement/prospectus/consent solicitation statement, neither the 1Life Board nor the Iora Board knows of any matters that will be presented for consideration at either the 1Life special meeting other than as described in this proxy statement/prospectus/consent solicitation statement. If any other matters properly come before the 1Life special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters. In accordance with the 1Life bylaws and Delaware law, business transacted at the 1Life special meeting will be limited to those matters set forth in the accompanying notice of the special meeting. Nonetheless, if any other matter is properly presented at the 1Life special meeting, or any adjournments or postponements of the meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy card will confer discretionary authority on the individuals named therein as proxies to vote the shares represented thereby as to any such other matters. It is intended that the persons named in the enclosed proxy card and acting thereunder will vote in accordance with their best judgment on any such matter.

IORA HEALTH, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Iora Health, Inc.

Boston, Massachusetts

We have audited the accompanying consolidated financial statements of Iora Health, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iora Health, Inc. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2020 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for revenue from contracts with customers and costs to obtain a contract, using the modified retrospective approach, upon the adoption of Accounting Standards Update 2014-09, Revenue from Contracts with Customers as of January 1, 2020. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/	Deloitte & Touche LLP

May 26, 2021

Iora Health, Inc.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and per share amounts

	December 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$61,860	$25,021
Short term investments	—	3,001
Accounts receivable	322	455
Risk share receivable	11,689	—
Prepaid expenses and other current assets	3,686	4,752

TOTAL CURRENT ASSETS	77,557	33,229
Property and equipment—net	8,311	10,124
Capitalized software—net	2,498	1,796
Other long-term assets	276	363

TOTAL NON-CURRENT ASSETS	11,085	12,283

TOTAL ASSETS	$88,642	$45,512

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Current portion of loans payable	$1,094	$1,107
Accounts payable	1,489	5,306
Accrued compensation and benefits	4,815	3,286
Deferred revenue	4,683	4,598
Deferred rent	601	—
Risk share reserve	—	6,295
Accrued occupancy costs	1,192	—
Other accrued expenses	1,690	232

TOTAL CURRENT LIABILITIES	15,564	20,824

NONCURRENT LIABILITIES
Loans payable, net of current portion	3,820	—
Deferred revenue, net of current portion	28,777	32,660
Deferred rent, net of current portion	13,403	14,666
Warrant liability	41	49
Other long term liabilities	1,062	—

TOTAL NON-CURRENT LIABILITIES	47,103	47,375

TOTAL LIABILITIES	62,667	68,199
COMMITMENT AND CONTINGENCIES (NOTE 12)
Redeemable convertible preferred stock, $.01 par value; 69,828,534 and 58,684,624 shares authorized as of December 31, 2020 and 2019, respectively; 67,295,273 and 53,975,995 shares issued and outstanding as of December 31, 2020 and 2019, respectively	465,547	309,876

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 6,242,753 shares authorized, issued and outstanding	62	62
Class B common stock, $.01 par value; 84,757,447 shares authorized; 2,796,927 and 2,341,286 issued and outstanding as of December 31, 2020 and 2019, respectively	26	21
Additional paid-in capital	—	—
Accumulated deficit	(439,660)	(332,646)
TOTAL STOCKHOLDERS’ DEFICIT	(439,572)	(332,563)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$88,642	$45,512

The accompanying notes are an integral part of the consolidated financial statements

Iora Health, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

Amounts in thousands, except share and per share amounts

	Year Ended December 31,
	2020	2019	2018
REVENUE	$212,713	$171,832	$107,311

OPERATING EXPENSES:
Medical services:
Medical claims	172,095	155,538	96,691
Other direct costs	75,209	57,965	34,620

Total medical services	247,304	213,503	131,311
Administration payroll and employee benefits	24,468	27,224	25,530
General and administrative	14,441	16,722	11,224
Depreciation and amortization	3,427	2,535	2,100
Restructuring costs	1,949	—	—

Total operating expense	291,589	259,984	170,165

LOSS FROM OPERATIONS	(78,876)	(88,152)	(62,854)
OTHER INCOME (EXPENSE):
Interest expense	(83)	(46)	(120)
Interest and other income	390	1,421	1,400

Total other income	307	1,375	1,280

NET LOSS AND COMPREHENSIVE LOSS	$(78,569)	$(86,777)	$(61,574)

The accompanying notes are an integral part of the consolidated financial statements

Iora Health, Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Amounts in thousands, except share and per share amounts

	Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Note Receivable Due From Shareholder	Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—JANUARY 1, 2018	39,159,669	$158,735	6,242,753	$62	1,193,596	$10	$(314)	$—	$(153,856)	$(154,098)
Issuance of Series E, Series E2 and Series E3 preferred stock (net of $460 issuance costs)	14,816,326	114,539								—
Issuance of Class B common stock (Options Exercised)					824,000	8		382		390
Accretion of preferred stock to redemption value		169							(169)	(169)
Accrued preferred stock dividends		16,219						(5,490)	(10,729)	(16,219)
Interest accrued on shareholder note							(4)	4		—
Payment of shareholder note							318			318
Share-based compensation								5,104		5,104
Net loss									(61,574)	(61,574)

BALANCE—DECEMBER 31, 2018	53,975,995	$289,662	6,242,753	$62	2,017,596	$18	$—	$—	$(226,328)	$(226,248)

Issuance of Class B common stock (Options Exercised)					323,690	3		240		243
Accretion of preferred stock to redemption value		199							(199)	(199)
Accrued preferred stock dividends		20,015						(673)	(19,342)	(20,015)
Share-based compensation								433		433
Net loss									(86,777)	(86,777)

BALANCE—DECEMBER 31, 2019	53,975,995	$309,876	6,242,753	$62	2,341,286	$21	$—	$—	$(332,646)	$(332,563)

Issuance of Series F preferred stock (net of $211 issuance costs)	13,319,278	126,189								—
Issuance of Class B common stock (Options Exercised)					455,641	5		310		315
Issurance of Class B common stock warrant								129		129
Accretion of preferred stock to redemption value		197							(197)	(197)
Accrued preferred stock dividends		29,285						(1,037)	(28,248)	(29,285)
Share-based compensation								598		598
Net loss									(78,569)	(78,569)

BALANCE—December 31, 2020	67,295,273	$465,547	6,242,753	$62	2,796,927	$26	$—	$—	$(439,660)	$(439,572)

The accompanying notes are an integral part of the consolidated financial statements.

Iora Health, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands, except share and per share amounts

	Year Ended December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(78,569)	$(86,777)	$(61,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,427	2,535	2,100
Share-based compensation	598	433	5,104
Loss on disposal of property and equipment	159	—	—
Noncash rent expense	(662)	5,457	2,504
Noncash interest expense	—	—	38
Other, noncash operating activities	50	12	(7)
Changes in operating assets and liabilities:
Accounts receivable	133	(146)	(110)
Prepaid expenses and other current assets	1,078	(1,944)	(2,140)
Deferred revenue	(3,798)	12,978	8,968
Risk share reserve/ receivable	(17,984)	3,772	2,354
Accounts payable	(3,676)	3,920	(507)
Deferred rent	—	1,186	282
Accrued expenses and other long-term liabilities	5,241	962	367

Net cash used in operating activities	(94,003)	(57,612)	(42,621)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(697)	(9,079)	(609)
Payments for capitalized software	(1,844)	(1,368)	(912)
Purchase of other long-term assets	—	(64)	(240)
Purchases of short-term investments	(11,932)	(50,012)	(163,030)
Maturities of short-term investments	14,933	136,032	91,300

Net cash provided by (used in) investing activities	460	75,509	(73,491)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Series E, E2 and E3 preferred stock, net	—	—	114,539
Issuance of Series F preferred stock, net	126,189	—	—
Issuance of common stock	315	243	390
Repayment of convertible note	—	—	(2,767)
Proceeds from bank loan, net	4,985	—	—
Proceeds from shareholder note	—	—	318
Loan payments	(1,107)	(227)	(1,280)

Net cash provided by financing activities	130,382	16	111,200

NET CHANGE IN CASH AND CASH EQUIVALENTS	36,839	17,913	(4,912)
CASH AND CASH EQUIVALENTS—Beginning balance	25,021	7,108	12,020

CASH AND CASH EQUIVALENTS—Ending balance	$61,860	$25,021	$7,108

Supplemental cash flow information:
Cash paid for interest	$83	$51	$109
Purchase of property and equipment included in accounts payable	$27	$168	$18

The accompanying notes are an integral part of the consolidated financial statements.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

1)	NATURE OF BUSINESS

Iora Health, Inc. (“Iora” or the “Company”) was formed on October 3, 2011 and opened its first practice in February 2012. The Company has developed an innovative health care delivery model and owns and operates primary care practices intended to improve patient experience, optimize clinical outcomes, and reduce downstream costs. As of December 31, 2020, the Company operates 47 practices located across eight states.

On March 2020, the World Health Organization designated COVID-19 as a global pandemic. Various policies were implemented by federal, state and local governments throughout 2020, including suspending elective procedures by health care facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergent procedures as of the report date, some restrictions remain in place. The COVID-19 pandemic did not have a material impact on our results of operations, cash flows and financial position as of and for the year ended December 31, 2020.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles	of Consolidation and Basis of Preparation

The Company’s consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company, its subsidiaries, and the professional corporations (the “PCs”) that the Company affiliates with to provide its primary care services. The PCs are variable interest entities and the Company is the primary beneficiary. Accordingly, the Company includes the accounts of the PCs in its consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

Consideration	of Going Concern and Management’s Plans

Under the existing accounting guidance, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt is determined to exist, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans; however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has incurred significant operating losses since inception and expects its operating losses and negative operating cash flows to continue for the foreseeable future. For the year ended December 31, 2020, the Company had a net loss of $78,569 and used $94,003 of cash in operations. As of December 31, 2020, the Company has cash and cash equivalents of $61,860 and an accumulated deficit of $439,660. Management’s current operating plan indicates that such cash and cash equivalents will not be sufficient to fund operations for one year after the date these consolidated financial statements are issued. Accordingly, the Company believes these conditions, in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date the consolidated financial statements are issued. The

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

To fund future operating requirements, management is currently evaluating multiple scenarios including potential strategic transactions and the sale of additional shares of preferred stock. These plans are not entirely in the control of the Company and therefore cannot be assessed as probable of occurring.

Use	of Estimates

The preparation of the consolidated financial statements and Notes thereto that conform to U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and in the Notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.

Revenue	Recognition

See Note 4 regarding the Company’s policy on revenue recognition.

Medical	Claims Expense

Medical claims expense represents third-party medical costs primarily consisting of all medical expenses paid by the health plans (contractually on behalf of the Company). Medical claims expense is recognized in the period in which services are provided and includes an estimate of the Company’s obligations for medical services that have been provided to its patients but for which claims have neither been received nor processed, and for liabilities for third-party physician, hospital and other medical expense disputes. Medical claims expense includes such costs as inpatient and outpatient services, pharmacy benefits and physician services by providers other than the physicians employed by the Company.

The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes an estimate of the related liability for medical claims incurred in the period but not yet reported (“IBNR”), which is based on historical claims experience per member per month. Changes in this estimate can materially affect, either favorably or unfavorably, results from operations and overall financial position.

Other	Direct Costs

Other direct costs represent the operating costs of the physician practices operated by the Company, including compensation related to medical service providers and technicians, medical supplies, purchased medical services, and drug costs for pharmacy sales.

Cash	and Cash Equivalents

Cash and cash equivalents consist of highly liquid instruments maturing within 90 days from the original purchase date, primarily money market funds.

Concentration	of Credit Risk

During the years ended December 31, 2020, 2019 and 2018, the Company had one customer, which is a related party, that accounted for 97%, 97%, and 96% of total revenue, for the years ended 2020, 2019 and 2018,

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

respectively (see Note 13). To manage credit risk related to accounts receivable, the Company regularly evaluates the credit worthiness of its customers and maintains allowances for potential credit losses. The Company did not experience significant write-downs in its accounts receivable balances and there is no allowance recorded in 2020 or 2019. Management believes that the Company is not exposed to significant credit risk as the Company’s cash deposits are held at financial institutions that management believes to be of high-credit quality, and the Company has not experienced any losses on these deposits.

The Company grants unsecured credit to patients, most of whom are insured under third-party payer agreements. The Company’s concentration of credit risk is limited by the diversity, geography and number of patients and payers.

Short-Term	Investments

The Company’s short-term investments consist of U.S. Treasury bills with an original maturity of more than 90 days but less than 360 days at acquisition date. The Company classifies all of its investments as available-for-sale securities. Available-for-sale securities are recorded at fair value, and unrealized holding gains and losses are recorded as a component of accumulated other comprehensive loss. The change in fair value of the Company’s investments in U.S. Treasury bills was immaterial. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in interest and other income within the consolidated statements of operations and comprehensive loss. If any adjustment to fair value reflects a decline in the value of the investment that the Company considers to be other-than-temporary, the Company reduces the investment to fair value through a charge to the consolidated statements of operations and comprehensive loss. No such adjustments were necessary during the years ended December 31, 2020 and 2019. Investment income, reflected in interest and other income in the Company’s consolidated statements of operations and comprehensive loss, was $390, $1,421 and $1,400 for the years ended December 31, 2020, 2019 and 2018, respectively.

Fair	Value Measurements

For fair value measurements, the Company uses a three-level hierarchy that categorizes the inputs used in measuring fair value. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable, such as quoted prices in an inactive market, interest rates, and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability, therefore, requiring an entity to develop its own assumptions.

Property	and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized; expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the related asset. Property and equipment are depreciated as follows:

Computer equipment	3 years
Medical equipment	5 years
Office equipment, furniture and fixtures	5 years

Leasehold improvements are capitalized and amortized over the shorter of the useful life of the asset or the remaining term of the lease.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

Capitalized	Software

The Company capitalizes costs related to its internally developed and deployed collaborative care software platform incurred during the application development stage. Costs related to the preliminary project stage and post-implementation activities are expensed as incurred. The capitalized costs are amortized on a straight-line basis over the asset’s estimated useful life of three years.

At December 31, 2020, capitalized software amounted to $8,873 and accumulated amortization was $6,375 resulting in a net balance of $2,498. At December 31, 2019, capitalized software amounted to $7,029 and accumulated amortization was $5,233 resulting in a net balance of $1,796.

Amortization expense was $1,142, $1,006 and $944 for the years ended December 31, 2020, 2019 and 2018, respectively. Future amortization expense for the capitalized software as of December 31, 2020 is estimated to be $1,221, $881, and $396 for the years ending December 31, 2021, 2022, and 2023, respectively.

Impairment	of Long-Lived Assets

Recoverability of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indicators of impairment could include, among other factors, significant changes in the business environment, the planned closure of a facility or deteriorations in operating cash flows. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

For the years ended December 31, 2020, 2019 and 2018, the Company has not recorded an impairment loss relating to its long-lived assets.

Leases	and Deferred Rent

Rent expense is recorded on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays and rent escalation provisions. The difference between cash rent payments and the recognition of straight-line rent expense is recorded as prepaid or deferred rent and recognized over the lease term. Additionally, lease incentives are recorded as deferred rent and are amortized over the lease term.

Redeemable	Convertible Preferred Stock

Redeemable convertible preferred stock is classified as temporary equity outside of stockholders’ deficit in the accompanying consolidated balance sheets due to the redemption rights of the holders not being within the control of the Company. The carrying value is accreted to redemption value each period. Accretion adjustments, including dividends, are charged against additional paid in capital, if any. In the absence of additional paid in capital, accretion adjustments are charged to accumulated deficit.

Share-Based	Compensation

The Company accounts for share-based payments at fair value, which is measured using the Black-Scholes option-pricing model. The fair value measurement date for employee awards is generally the date of grant. The fair value measurement date for non-employee awards is generally the date the performance of services is

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

completed. Share-based compensation costs are recorded net of estimated forfeitures, and recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis for all time-vested awards.

Share-based payments to nonemployees are recorded at fair value and unvested awards are remeasured at the end of each reporting period until the awards vest. Related compensation expense is recognized over the remaining vesting period. Accordingly, the ultimate expense is not fixed until such awards are fully vested.

Phantom	Share Units

The Company’s 2011 Equity Incentive Plan (the “2011 Plan”) allows for the issuance of phantom share units. Under the terms of the Plan, certain employees are eligible to receive phantom share units that vest upon a change in control upon which the employee will receive cash equal to the fair market value of the Class B common stock based upon the number of vested phantom share units. Phantom share units expire three years subsequent to termination from the Company. The Company will record a liability and compensation expense based upon the fair market value of the Class B common stock upon a change in control.

Income	Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the differences between the consolidated financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards, using enacted tax rates expected to be in effect in the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that these assets may not be realized.

The Company provides reserves for potential payment of tax to various tax authorities related to uncertain tax positions. The tax benefits recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its filings or positions is “more likely than not” to be realized following resolution of any uncertainty related to the tax benefit, assuming the matter in question will be raised by the tax authorities. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Advertising	Costs

Advertising costs are included in general and administrative expenses and were $4,194, $7,091 and $3,865 for the years ended December 31, 2020, 2019 and 2018, respectively. Advertising costs are expensed as incurred.

Recently	Adopted Accounting Pronouncements

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers (ASC 606). The Company adopted the standard as of January 1, 2020, using the modified retrospective method. The adoption did not have a material impact on the amount and timing of revenue recognized in the consolidated financial statements. The Company made no adjustments to previously reported revenue, as those periods continue to be presented in accordance with historical accounting practices under Topic 605, Revenue Recognition, (“ASC 605”). Please refer to Note 4 regarding the Company’s policy on revenue recognition.

In August 2018, the FASB issued ASC 2018-13, Fair Value Measurement (ASC 820): Disclosure Framework—Changes to the Disclosure for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with partial early adoption permitted for eliminated disclosures. The method of adoption varies by the disclosure. The Company adopted the new guidance on January 1, 2020. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recent	Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which amends the accounting for leases, requiring lessees to recognize most leases on their balance sheet with a right-of-use (“ROU”) asset and a lease liability and disclose key quantitative and qualitative information about leasing arrangements. Leases will be classified as either finance or operating leases, which will impact the expense recognition of such leases over the lease term. In June 2020, the FASB issued update ASU 2020-05 that changed the required effective date. The Company is required to adopt ASU 2016-02 on January 1, 2022. Because of the number of leases, the Company utilizes to support its operations, the adoption of ASU 2016-02 is expected to have a significant impact on the Company’s Consolidated Balance Sheets. In transition, lessees and lessors are required to recognize and measure leases at either the beginning of the earliest period presented or the beginning of the period adopted, using a modified retrospective approach through a cumulative-effect adjustment. In transition, lessees and lessors may elect to apply a package of practical expedients permitting entities not to reassess: (i) whether any expired or existing contracts are or contain leases; (ii) lease classification for any expired or existing leases and (iii) whether initial direct costs for any expired or existing leases qualify for capitalization under the amended guidance. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. The Company is required to adopt ASU 2016-13 beginning January 1, 2023. Adoption of of the ASU is not expected to have a material effect on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) which aligns the accounting treatment of stock awards granted to nonemployee consultants to those granted to employees. The updated guidance requires that share-based payment awards granted to a customer in conjunction with selling goods or services be accounted for under ASC 606, Revenue from Contracts with Customers. The Company is required to adopt ASU 2018-07 for fiscal years and interim periods within those fiscal years beginning after December 15, 2020. Adoption of the ASU is not expected to have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes Topic 740-Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application of Topic 740. This guidance is effective for fiscal years beginning after December 15, 2020, including interim periods therein, and early adoption is permitted. Adoption of ASU 2019-02 is not expected to have a material effect on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (ASC 815-40): Accounting for Convertible

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing certain separation models in ASC 470-20, Debt—Debt with Conversion and Other Options, for convertible instruments and also increases information transparency by making disclosure amendments. The Company is required to adopt ASU 2020-06 for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The ASU is not expected to have a material impact on the Company’s consolidated financial statements.

The Company does not expect that any other recently issued accounting guidance will have a significant effect on our consolidated financial statements.

3)	VARIABLE INTEREST ENTITIES

The Company affiliates with PCs to provide primary care services. The Company’s agreements with the PCs generally consist of Management Services Agreement (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC.

The arrangements typically range from ten to twenty years with an automatic renewal for three to ten-year terms, subject to termination by the Company or the PC in certain specified circumstances. The outstanding voting equity instruments of the PCs are owned by shareholders appointed by the Company under the terms of the shareholder designation and stock transfer agreements (“Shareholder Agreements”) . The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. The Company has exclusive responsibility for the provision of all nonmedical services including facilities, technology and intellectual property required for the day-to-day operation and management of each of the PCs, and makes recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In addition, the MSAs provide that the Company has the right to designate a person(s) to purchase the voting equity instruments of the PCs for a nominal amount in the event of a succession event. Based upon the provisions of the Shareholder Agreements, the Company determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the PCs.

The MSAs allow the Company to direct the economic activities that most significantly affect the PCs. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs under the VIE model. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support the Company provides to the PCs (e.g. loans) and the provisions of the Shareholder Agreements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to the Company stockholders.

The aggregate carrying value of the assets and liabilities included in the consolidated balance sheets for the PCs after elimination of intercompany transactions and balances were $9,827 and $32,939, respectively, as of December 31, 2020 and $3,100 and $35,124, respectively, as of December 31, 2019.

4)	REVENUE FROM CONTRACTS WITH CUSTOMERS

ASC 606 requires companies to exercise more judgment and recognize revenue using a five-step process. The Company adopted ASC 606 using the modified retrospective method for all contracts effective January 1, 2020. Under the modified retrospective method, the Company applied ASC 606 to contracts that were not complete as

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

of January 1, 2020 with any cumulative effect of initially applying the standard recorded as an adjustment to the opening balance of accumulated deficit. However, no cumulative-effect adjustment in accumulated deficit was recorded because the adoption of ASC 606 did not materially impact the Company’s consolidated financial statements or results of operations.

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performed the following five steps: (i) Identify the contract(s) with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue as the entity satisfies a performance obligation.

Revenues for the year ended December 31, 2019 and 2018 were presented under ASC 605, Revenue Recognition (“ASC 605”). Under ASC 605, the Company recognized revenue when all of the following criteria were met: Persuasive evidence of an arrangement exists; the sales price is fixed or determinable; collection is reasonably assured; and services have been rendered.

The Company disaggregates revenue from contracts with customers by service type as follows:

	For the years ended December 31,
	2020	2019	2018
Capitated Revenue	$204,824	$165,043	$103,374
Other Revenue	7,889	6,789	3,937

Total	$212,713	$171,832	$107,311

Capitated Revenue

Capitated revenue consists primarily of per member per month (“PMPM”) fees under arrangements with various Medicare Advantage, and, to a much lesser extent, private health plan sponsors. The Company receives a fixed PMPM fee for a defined patient population, and the Company is then responsible for providing healthcare services on a stand-ready basis. Under certain contracts, the Company adjusts the PMPM fees for a percentage share of any additional gross revenues and associated medical claims expenses generated by the provision of healthcare services not directly provided by the Company. The capitated revenues, medical claims expenses, and related adjustments are recorded gross because the Company is acting as a principal in arranging, providing, and controlling the managed healthcare services provided to the eligible enrolled members. Neither the Company nor any of its affiliates is a registered insurance company because state law in the states in which it operates does not require such registration for risk-bearing providers.

The Company’s contracts, which are negotiated by the payor on behalf of its enrolled members, generally have a term of one year or longer. The Company considers its obligation to provide healthcare services to all enrolled members under a given contract as a single performance obligation. This performance obligation is to stand ready to provide managed healthcare services and it is satisfied over-time as measured by months of service provided.

The Company’s revenues are based on the PMPM amounts it is entitled to receive from the payors. The PMPM amounts are variable in nature due to the fluctuating number of enrolled members. However, the Company does not estimate the PMPM variable consideration because the performance obligation is a stand-ready obligation, the consideration is remitted monthly, and the variable consideration earned is directly related to the period in

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

which the services are performed. The adjustment to the PMPM fees must be estimated due to reporting lag times, and requires significant judgement. These are estimated using the expected value methodology based on historical data and actuarial inputs. Final adjustments related to the contracts may take up to 18 months due to reserves for claims incurred but not reported. The Company recognizes revenue in the month in which eligible members are entitled to receive healthcare benefits during the contract term. The Company does not have a historical pattern of granting material concessions or waiving fees and, as such, does not include any such estimate in the transaction price of its contracts.

Accounts receivable for capitation fees are recorded at the contractual rates. The Company’s accounts receivable includes capitated amounts due of $322 and $455 as of December 31, 2020 and December 31, 2019, respectively. Risk-share related premiums receivable and expenses payable are recorded net on the consolidated balance sheets as permitted by applicable accounting guidance under risk share receivables or risk share reserves, dependent upon the net settlement position. As of December 31, 2020, the Company was in a net receivable position of $11,689. As of December 31, 2019, the Company was in a net payable position of $6,295.

Other Sources of Revenue

Other sources of revenue include ancillary fees such as co-pays but is primarily generated from fee-for-service arrangements and certain one-time payments.

The Company is entitled to various one-time material payments under certain contracts to compensate the Company for clinical start-up, administration, and on-going coordination of care activities. These payments are recognized ratably over the length of the terms stated in the contracts. These payments are refundable on a pro-rata basis if the Company ceases to provide services at the specified clinics prior to the contractual end date. These payments are part of the transaction price that is fully allocated to the single performance obligation to provide health care services on a stand-ready basis. As of December 31, 2020, the Company’s contract liabilities related to these payments totaled $33,460. The current portion is recorded in deferred revenue and the noncurrent portion is included in deferred revenue, net of current portion in the accompanying consolidated balance sheets. During the year-ended December 31, 2020, the Company recognized $4,647 of these fees in revenue and recorded an additional $849 of fees received.

Fee-for-service revenue is generated from healthcare services rendered to patients. The services provided by the Company have no fixed duration and can be terminated by the patient or the Company at any time, therefore each treatment is its own standalone contract. All services rendered by a healthcare provider during an office visit are not separately identifiable, and therefore have been combined into a single performance obligation for each contract. The Company recognizes revenue as its performance obligation is completed on the date of service. Fee-for-service revenue is recognized in the period in which services are provided at the net realizable amounts from patients and third-party payors. The Company does not have a historical pattern of granting material concessions or waiving fees and, as such, does not include any such estimate in the transaction price of its fee-for-service contracts.

5)	RESTRUCTURING COSTS

In 2020, the Company recognized restructuring charges of $1,949 consisting of severance costs related to a headcount reduction of 119 employees, or 18% of the total workforce. The restructuring was completed in 2020 with no amounts due as of December 31, 2020.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

6)	PROPERTY AND EQUIPMENT

The following table summarizes the major classes of property and equipment net of accumulated depreciation:

	December 31,	December 31,
	2020	2019
Computer equipment	$2,503	$2,173
Furniture and fixtures	768	804
Office equipment	927	876
Medical equipment	312	392
Leasehold improvements	10,491	11,573

Total cost	15,001	15,818
Less: accumulated depreciation and amortization	(6,690)	(5,694)

Property and equipment—net	$8,311	$10,124

Depreciation expense related to property and equipment was $2,209, $1,465 and $1,132 for the years ended December 31, 2020, 2019 and 2018, respectively.

7)	LOANS PAYABLE

On June 23, 2020, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) (the “2020 Agreement”). Borrowings under the 2020 Agreement were secured by substantially all of the Company’s properties, rights and assets, excluding intellectual property. The Company drew $5,000 at close, adding to its cash balance, and has access to two additional tranches under the 2020 Agreement, for a total of $20,000 of availability, subject to achieving certain milestones. The 2020 Agreement includes customary terms and conditions, and accrues interest at the greater of (a) the WSJ Prime Rate plus 0.50% or (b) 3.75% (3.75% as of December 31, 2020). In conjunction with the 2020 Agreement, the Company entered into a warrant agreement with SVB, whereby SVB received the right to purchase 123,023 shares of Class B common stock at an exercise price of $2.50 per share. The warrant expires in June 2030. If the Company ultimately draws from the final tranche of the 2020 Agreement, SVB would receive the right to purchase an additional 82,016 shares of Class B common stock at $2.50 per share. As of December 31, 2020, the principal balance was $4,914, net of debt issuance costs, with $1,094 classified as current. As of December 31, 2020, the required principal repayments under the 2020 Agreement (excluding unamortized issuance costs) are $1,250, $2,500 and $1,250 for the years ended December 31, 2021, 2022 and 2023, respectively.

On March 31, 2021, the Company met certain milestone events within the 2020 Agreement, which resulted in the deferral of principal payments until January 2022. The Company will continue to make interest payments during 2021. The Company is required to maintain certain financial covenants on and after the funding date of the final tranche. The warrant was recorded as a debt discount and additional paid in capital at its fair value of $129 based upon the Black-Scholes option-pricing model.

On September 1, 2015, the Company entered in a Loan and Security Agreement (the “2015 Agreement”) with a customer pursuant to which the Company borrowed $2,000 with an interest rate at the prime rate, which was amended on September 1, 2017, accelerating the maturity of the loan and fixed the interest rate at 4.0%. The loan matured on November 30, 2019. As of December 31, 2019, the total principal and accrued interest recorded was $1,111. The loan was repaid in full in January 2020 and the lien on the Company assets at the respective locations was released in June 2020.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

8)	FAIR VALUE MEASUREMENTS

Financial assets and liabilities carried at fair value are classified in the table below in the three-level hierarchy as discussed under Note 2:

	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents—money market funds	$50,296	$—	$—	$50,296

Total assets	50,296	—	—	50,296
Warrant liability	—	—	41	41

Total liabilities	$—	$—	$41	$41

	Fair Value Measurements as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents—money market funds	$16,852	$—	$—	$16,852
Short term investments—U.S. Treasury bills	3,001	—	—	3,001

Total assets	19,853	—	—	19,853
Warrant liability	—	—	49	49

Total liabilities	$—	$—	$49	$49

The Company’s cash equivalents in money market funds are carried at fair value determined by quoted prices for identical instruments in an active market using Level 1 inputs. The Company held U.S. treasury bills of $0 at December 31, 2020 and $3,001 as of December 31, 2019. The Company’s investments classified within Level 1 of the fair value hierarchy are valued based quoted prices in active markets. The Company’s common stock warrant liability is recorded at fair value based upon the Black-Scholes option-pricing model using Level 3 inputs (see Note 10). Changes in the warrant fair value are reported in other income (expense) in the consolidated statements of operations and comprehensive loss and were not considered material in 2020, 2019, and 2018.

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate fair value due to the short maturity of these instruments.

9)	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

On February 10, 2020, the Company issued to new and existing investors a total of 13,319,278 shares of Series F redeemable convertible preferred stock at $9.49 per share for total consideration of approximately $126,400, less issuance costs of $211.

On September 28, 2018, the Company issued to a new investor a total of 1,778,515 shares of Series E3 redeemable convertible preferred stock at $8.434 per share for total consideration of $15,000, less issuance costs of $68.

On May 11, 2018 and May 23, 2018, the Company issued to existing and new investors a total of 7,940,177 shares of Series E redeemable convertible preferred stock at $7.67 per share and 5,097,633 shares of Series E2 redeemable convertible preferred stock at $7.67 per share for total consideration of approximately $100,000, less issuance costs of $392.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

Preferred stock consisted of the following as of December 31, 2020:

December 31, 2020	Authorized	Issuance Date	Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	6,250,000	October 2011	6,250,000	$10,858	$10,858
Series B	6,349,487	April 2013	6,303,059	18,046	17,591
Series C	8,398,170	January 2015	8,398,170	41,262	41,262
Series C2	4,778,567	October 2015 and March 2016	4,778,567	21,323	21,323
Series D	12,899,874	September 2016	12,899,874	96,537	96,496
Series D2	530,000	September 2016	530,000	3,968	3,963
Series E	7,940,177	May 2018	7,940,177	73,725	73,621
Series E2	5,097,633	May 2018	5,097,633	47,332	47,264
Series E3	1,778,515	September 2018	1,778,515	17,710	17,668
Series F	15,806,111	January 2020	13,319,278	135,669	135,501

	69,828,534		67,295,273	$466,430	$465,547

Preferred stock consisted of the following as of December 31, 2019:
December 31, 2019	Authorized	Issuance Date	Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	6,250,000	October 2011	6,250,000	$10,358	$10,358
Series B	8,140,000	April 2013	6,303,059	17,177	16,722
Series C	8,572,391	January 2015	8,398,170	39,065	39,062
Series C2	6,290,357	October 2015 and March 2016	4,778,567	20,073	20,065
Series D	12,899,874	September 2016	12,899,874	90,775	90,674
Series D2	530,000	September 2016	530,000	3,731	3,724
Series E	7,940,177	May 2018	7,940,177	68,853	68,708
Series E2	5,097,633	May 2018	5,097,633	44,204	44,110
Series E3	2,964,192	September 2018	1,778,515	16,510	16,453

	58,684,624		53,975,995	$310,746	$309,876

The rights, preferences, and privileges of the Series A, Series B, Series C, Series C2, Series D, Series D2, Series E, Series E2, Series E3, and Series F preferred stock are as follows:

Voting—The holders of preferred stock are entitled to vote on all matters and are entitled to the number of votes equal to the number of shares of Class B common stock into which each share of preferred stock is then convertible. With certain exceptions, the holders of the preferred stock shall vote together as a single class. Series C2, Series D2 and Series E2 preferred stockholders do not have any voting rights.

Dividends—The holders of preferred stock are entitled to receive dividends that accrue cumulatively on a daily basis, but without compounding, until paid. Dividends on Series A and Series B preferred stock accrue at an annual rate of $0.08 per share and $0.138 per share, respectively. Dividends on Series C and C2 preferred stock accrue at an annual rate of $0.262 per share. Dividends on Series D and D2 preferred stock accrue at an annual rate of $0.447 per share. Dividends on Series E and E2 preferred stock accrue at an annual rate of $0.614 per

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

share. Dividends on Series E3 preferred stock accrue at an annual rate of $0.675 per share. Dividends on Series F preferred stock accrue at an annual rate of $0.7592 per share. During 2020, 2019 and 2018, the Company accrued preferred stock dividends of $29,285, $20,015 and $16,219, respectively, which are included in the carrying value of the preferred stock. Cumulative accrued dividends as of December 31, 2020 are $89,468.

Liquidation Preference—In the event of any liquidation, dissolution, or winding up of the affairs of the Company, including certain mergers or sales of the Company, each holder of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of common stock by reason of their ownership thereof, a distribution of an amount equal to the greater of (and in order of preference) (i) $9.49 for Series F, $8.434 for Series E3, $7.667 for Series E and Series E2, $5.584 for Series D and D2, $3.2663 for Series C and C2, $1.723 for Series B and $1.00 per share for Series A, plus, in each applicable case, an amount equal to all accrued but unpaid dividends or (ii) the amount such holder would have received if such holder had converted its shares into common stock immediately prior to such liquidation, dissolution, or winding up of the Company. If there are insufficient assets legally available to make the distribution to the holders of the preferred stock in full, then the available assets shall be distributed on a pro rata basis to the holders of the preferred stock on a pari passu basis. Any remaining assets legally available for distribution after satisfaction of the liquidation preferences of the preferred stock shall be distributed to the holders of common stock on a pro rata basis based upon the number of shares of common stock held by the common stockholders.

Conversion—Each share of preferred stock is convertible into such number of shares of Class B common stock as is determined by dividing the applicable original issue price by the relevant preferred stock series conversion price at any time, at the option of the holder, subject to certain antidilutive adjustments. As of December 31, 2020, the Series A, Series B, Series C, Series C2, Series D, Series D2, Series E, Series E2, Series E3 and Series F conversion prices were $1.00, $1.723, $3.2663, $3.2663, $5.584, $5.584,

$7.667, $7.667, $8.434, and $9.49, per share, respectively. The conversion price is equal to the original issue price. In addition, each share of preferred stock will automatically convert into common stock upon (i) the completion of an underwritten public stock offering having aggregate gross proceeds of at least $75 million and at least two times the Series E original issue price per share or (ii) vote or written consent of the majority of the outstanding preferred stock. Additionally, for any holder of preferred stock who holds more than 1,000,000 shares of stock, if the holder does not participate in Qualified Financings, as defined, his/her shares will automatically convert to common stock.

Redemption—With a vote by the majority holders of the preferred stock, each holder of the preferred stock shall have the right to cause the Company, on September 28, 2023 and anytime thereafter to redeem at a price per share equal to the amount per share paid by such holder upon the issuance of such share of preferred stock, plus any dividends accrued but unpaid thereon. Redemptions will be paid in three equal annual installments starting 180 days after the redemption date.

Secondary Offering—After the closing of the Series E financing in May 2018, the Company and two Series E investors agreed to a separate offer to purchase Class A and Class B common stock through two agreements (the “Secondary Offering”). On June 6, 2018, a Company executive entered into an agreement with the Company and an existing investor to sell shares of Class A common stock to said investor as part of the Secondary Offering. Under the agreement, the existing investor purchased 216,732 shares of the executive’s Class A common stock shares at a price of $6.90 per share, for an aggregate purchase price of $1.5 million. Of the total $1.5 million purchase price, $0.3 million was paid directly to the Company, satisfying the outstanding balance of the executive’s $0.3 million shareholder loan. The remaining proceeds of $1.2 million were paid directly to the executive. Immediately upon purchase, the purchased shares were converted to Class B Common Stock.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

On June 7, 2018, a related party (see Note 13) submitted an Offer to Purchase (the “Offer”) shares of the Company’s common stock at a price of $6.90 per share as part of the Secondary Offering. On July 10, 2018 (the settlement date), the Offer was effected and the investor purchased a total of 787,676 shares for a net purchase price of $4.2 million, after applicable exercise costs and tax withholdings. Of the total purchased shares, 437,478 were related to exercised employee stock options, 59,683 were Class B common stock, and 290,515 were Class A common stock.

For each of the agreements under the Secondary Offering, the purchase price of $6.90 per share was above the fair value of the underlying shares. As a result, in 2018, the Company recorded compensation expense within administrative payroll and employee benefits and a corresponding increase to additional paid in capital of $4,781.

Warrants to Purchase Stock—In September 2015, a warrant was issued to a customer for the purchase of 55,108 shares of Class B common stock at a price of $3.2663 per share. The warrant expires in December 2024 and may be exercised at any time. The fair value of the warrant at issuance date was estimated using the Black-Scholes option-pricing model and determined to be immaterial.

In October 2014, the Company issued a warrant to purchase 46,428 shares of Series B preferred stock at an exercise price of $1.7231 per share to a bank in connection with a loan that was repaid in 2018. The warrant expires in October 2024. The fair value of the warrant at issuance date, December 31, 2020, 2019, and 2018, and the related changes in fair value in the consolidated statements of operations and comprehensive loss are immaterial. The fair value of the warrant is determined using the Black-Sholes pricing model.

In June 2020, the Company issued a warrant to purchase 123,023 shares of Class B common stock at an exercise price of $2.50 per share, to SVB in connection with a loan (see Note 7). The warrant is exercisable at any time up to the tenth anniversary of the issue date and expires on June 22, 2030. The warrant is recorded in equity and hence not subsequently remeasured at fair value. The fair value of the warrant at issuance date was determined using the Black-Sholes pricing model.

Reserved Shares—As of December 31, 2020, the Company has reserved shares of Class B common stock for the following:

Conversion of preferred stock	67,295,273
Warrants to purchase common and convertible preferred stock	224,559
Exercise of stock options	5,128,806

Total	72,648,638

10)	STOCK-BASED COMPENSATION

2011 Equity Incentive Plan—The Company adopted the 2011 Plan in October 2011, under which 3,250,000 shares of Class B common stock were authorized for the granting of in the form of restricted stock, stock options, phantom stock, and other equity-based awards to employees, officers, directors, and consultants. In 2020, the total common shares authorized for grant was 7,575,000 shares. The stock options generally vest over a four-year period and expire 10 years from the date of grant. As of December 31, 2020, there are 71,572 shares of Class B common stock available for future grant as restricted stock, stock options, or phantom stock under the 2011 Plan.

During 2020, 2019 and 2018, the Company granted 1,927,500, 779,000 and 443,000 stock options to employees, respectively. The Company recorded compensation expense of $598, $433 and $323 in 2020, 2019 and 2018,

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

respectively, related to stock options, which was included in administrative payroll and employee benefits. There are no stock options outstanding to nonemployees. For stock options, the Company estimates the grant-date fair value using the Black-Scholes option-pricing model, which requires the use of multiple subjective inputs. Such subjective inputs include an estimate of future volatility, expected forfeitures, and the expected term of the stock option award. The computation of expected volatility was based on the historical volatility of comparable public companies from a representative peer group selected based on industry and market capitalization. The expected term for employee stock options was calculated based on the simplified method because the Company does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term. The risk-free interest rate was based on a treasury instrument whose term is consistent with the expected life of the stock options. Share-based compensation is based on awards expected to ultimately vest and has been reduced for expected forfeitures. The estimated forfeiture rates may differ from actual forfeiture rates that would affect the amount of expense recognized during the period. Estimated forfeitures are adjusted to actual amounts, as they become known.

In determining the exercise prices for stock options granted, the Company’s board of directors has considered the fair value of the Class B common stock as of the measurement date, which is generally the option grant date. The fair value of the Class B common stock has been determined after considering a broad range of factors, including the illiquid nature of an investment in the Company’s Class B common stock, the Company’s historical financial performance and financial position, the Company’s future prospects and opportunity for liquidity events, recent sale and offer prices of common and preferred stock in private transactions negotiated at arm’s length, and independent research concerning current and projected economic conditions.

The fair value of stock options granted was estimated at the date of grant using the following assumptions:

	2020	2019	2018
Expected volatility	54.25%	48%	47%
Weighted-average risk-free interest rate	0.50%	1.86%	2.78%
Expected dividend yield	—	—	—
Expected term for employees (years)	6.04	6.03	5.99

As of December 31, 2020, there was $2,165 of total unrecognized share-based compensation cost related to unvested stock options. The Company expects to recognize that cost over a weighted-average period of approximately 1.49 years.

The stock option activity for the year ended December 31, 2020, is as follows:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
Outstanding—January 1, 2020	3,875,571	$1.14	6.73
Granted	1,927,500	2.50
Exercised	(445,441)	0.73
Cancelled or forfeited	(300,396)	2.07
Outstanding—December 31, 2020	5,057,234	1.64	7.02
Exercisable—December 31, 2020	2,682,944	0.98	5.02
Options vested or expected to vest—December 31, 2020	4,678,584	1.57	6.82

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

The weighted-average grant-date fair value of stock options granted during 2020, 2019 and 2018 was $1.24, $1.08 and $1.04 per share, respectively. No tax benefits were realized from stock options or any other share-based payment arrangements during 2020, 2019 and 2018.

Phantom Share Units: In 2020, 2019 and 2018, the Company issued phantom share units that settle, or are expected to settle, with cash payments upon a change in control of the Company. During 2020, 2019 and 2018, the Company issued 140,000, 68,000 and 59,000 phantom share units, respectively. As of December 31, 2020, there are 343,373 phantom share units outstanding with a fair value of $679 .. Holders will receive cash equal to the fair market value of the Class B common stock based upon the number of vested phantom stock units. Because a change in control is not probable until it occurs and no change in control occurred in 2020 or 2019, the Company has not recorded a liability and compensation expense related to the phantom share units.

11)	INCOME TAXES

The Company had domestic pre-tax losses of $78,569, $86,777 and $61,574 at December 31, 2020, December 31, 2019, and December 31, 2018 respectively.

A reconciliation of the U.S. federal statutory tax rate to the effective income tax rate is as follows:

	December 31, 2020	Year Ended December 31, 2019	December 31, 2018
U.S. Federal tax statutory rate	21.0%	21.0%	21.0%
Research and development tax credits	0.1%	0.1%	1.2%
Permanent items/foreign tax rate differential	(0.2%)	(0.3%)	-0.1%
Change in valuation allowance	(20.9%)	(20.8%)	-22.1%

Effective income tax rate	0.0%	0.0%	0.0%

The components of the deferred tax assets are as follows:

Deferred tax assets (liabilities):	December 31, 2020	December 31, 2019
Federal and state net operating loss carryforwards	$80,989	$64,478
Federal and state tax credits	1,303	1,180
Deferred rent	3,836	4,020
Deferred revenue	8,286	5,440
Deferred payroll tax	540	0
Other	1,028	474

Total gross deferred tax asset	95,982	75,592
Valuation allowance	(95,982)	(75,592)

Net deferred tax asset	$—	$—

The Company has had no income tax expense due to operating losses incurred for the years ended December 31, 2020, 2019 and 2018. The Company had net deferred tax assets of $95,982 and $75,592 as of December 31, 2020 and 2019, respectively, primarily attributable to net operating loss carryforwards. Based upon all available information, it is not considered more likely than not that all of the recorded deferred tax assets will be realized in a future period. Therefore, the Company has provided a valuation allowance for the full amount of the net

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

deferred tax assets. As of December 31, 2020, the Company has $292,981 federal and $284,424 state net operating loss carryforwards. Included in the $577,405 federal and state net operating loss carryforwards, $389,248 will expire at various dates through 2040. The remaining balance of $188,157 are net operating losses incurred after 2017, which can be carried forward indefinitely. At December 31, 2020, the Company has $1,303 of federal and state research and development credit carryforwards that expire at various dates through 2040. The valuation allowance increased by $20,390 and $21,808 in 2020 and 2019, respectively, due to the change in the deferred tax assets by the same amounts (primarily due to the increase in the NOLs).

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to sales of preferred stock, may have limited, or may limit in the future, the amount of net operating loss carryforwards, which could be used annually to offset future taxable income.

As of December 31, 2020, the Company is subject to U.S. federal and various state and local jurisdictions. The Company is open to examination for all tax years since inception. The Company is not currently under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company has not recorded any interest or penalties on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

The Coronavirus Aid, Relief and Economic Security (“CARES”) Act was enacted in the United States on March 27, 2020. CARES included several income tax provisions including NOL carryback and carryforward benefits. There were also changes giving rise to increases in the 163(j)-interest limitation and changes to the timing of qualified leasehold improvements depreciation deductions. These NOL and other provisions have no impact on the Company’s financial statements for the period ended December 31, 2020.

12)	COMMITMENT AND CONTINGENCIES

Legal Matters

The Company from time to time, has been and may be involved in various legal proceedings arising in the ordinary course of business. The Company currently believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material effect on its consolidated financial position, results of operations or cash flows.

Operating Leases

The Company rents its corporate office space and its practice locations under operating leases or sublease arrangements. The Company is responsible for its pro rata share of operating costs associated with the properties as well as utility expenses. As of December 31, 2020, the leases were set to expire at various times through January 2029, with certain extension rights available to the Company. The Company has escalation clauses in its operating leases, which results in deferred rent. In certain leases, the landlords have provided lease incentives. The improvement funding is being amortized as a lease incentive on a straight-line basis over the remaining lease term. Total rent expense under arrangements was $12,419, $8,186 and $4,082 for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020 and 2019, deferred rent amounted to $14,004 and $14,666, respectively.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

As of December 31, 2020, future minimum lease payments under operating leases, are as follows:

Years Ending December 31,
2021	$12,144
2022	10,469
2023	13,348
2024	13,150
2025	11,685
Thereafter	30,537

Total	$91,333

The Company subleases certain locations from customers that would terminate coincident with termination of the customer agreement, which are included in the table above.

13)	RELATED PARTY

The Company has agreements with a shareholder who is also a member of the Company’s board of directors.

In 2018, the Company issued 5,097,633 shares of Series E-2 redeemable convertible preferred stock to this related party at $7.67 per share. Also in 2018, this related party acquired shares of the Company’s Class B common stock in the Secondary Offering (see Note 9).

The Company has capitated managed care contracts with this related party to provide capitated managed care services for the related party’s members. Total capitated and risk-share revenue related to the payor contracts with this related party was $201,152, $162,847, and $100,782 for the years ended December 31, 2020, 2019 and 2018, respectively. Risk share receivables from this related party were $11,609 as of December 31, 2020 and risk share reserves were $6,295 as of December 31, 2019.

This related party compensates the Company for clinical start-up costs, administration, and on-going coordination of care activities, which are deferred and recognized over the term of the contract. During 2020, the Company operated in 40 alliance centers with this related party and recognized revenue of $4,334, $3,107, and $2,074, for the years ended December 31, 2020, 2019 and 2018, respectively. The current portion of deferred revenue as of December 31, 2020 and 2019 was $4,304 and $4,219, respectively and $26,664 and $30,168 in non-current deferred revenue as of December 31, 2020 and 2019, respectively.

Total medical claims expenses related to the payor contracts with this related party were $170,720, $155,538, and $96,691 in the years ended December 31, 2020, 2019 and 2018, respectively.

In addition, the Company has entered into certain lease arrangements with this related party. Total rent expense related to leases with this related party was approximately $9,701, $7,057 and $4,357 included in other direct costs in the consolidated statements of operations for the years December 31, 2020, 2019 and 2018, respectively. The current porition of deferred rent as of December 31, 2020 was $524, and $12,132 and $13,099 in non-current deferred rent as of December 31, 2020 and 2019, respectively. The Company had accrued occupancy costs of $1,192 and $0 as of December 31, 2020 and 2019, respectively related to the lease arrangements with this related party.

Iora Health, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

14)	SUBSEQUENT EVENTS

We have evaluated subsequent events through May 26, 2021, the date these financial statements are available to be issued. We believe there were no material events or transactions discovered during this evaluation that requires recognition or disclosure in the financial statements, except as described in Note 7.

IORA HEALTH, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-28
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three months ended March 31, 2021 and 2020	F-29
Unaudited Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholder’s Deficit for the three months ended March 31, 2021 and 2020	F-30
Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020	F-31
Notes to the Condensed Consolidated Financial Statements	F-32

Iora Health, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and per share amounts

(unaudited)

	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,831	$61,860
Accounts receivable	206	322
Risk share receivables	19,313	11,689
Prepaid expenses and other current assets	4,956	3,686

TOTAL CURRENT ASSETS	60,306	77,557
Property and equipment – net	8,055	8,311
Capitalized software – net	2,434	2,498
Other long-term assets	260	276

TOTAL NON-CURRENT ASSETS	10,749	11,085

TOTAL ASSETS	$71,055	$88,642

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Current portion of loans payable	$677	$1,094
Accounts payable	2,685	1,489
Accrued compensation and benefits	4,437	4,815
Deferred revenue	4,683	4,683
Deferred rent	535	601
Accrued occupancy costs	1,192	1,192
Other accrued expenses	2,396	1,690

TOTAL CURRENT LIABILITIES	16,605	15,564

NONCURRENT LIABILITIES
Loans payable, net of current portion	4,315	3,820
Deferred revenue, net of current portion	27,606	28,777
Deferred rent, net of current portion	13,934	13,403
Warrant liability	41	41
Other long term liabilities	1,062	1,062

TOTAL NON-CURRENT LIABILITIES	46,958	47,103

TOTAL LIABILITIES	63,563	62,667

COMMITMENT AND CONTINGENCIES (NOTE 11)
Redeemable convertible preferred stock, $.01 par value; 69,828,534 shares authorized; 67,295,273 shares issued and outstanding	473,125	465,547

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 6,242,753 shares authorized, issued and outstanding	62	62
Class B common stock, $.01 par value; 84,757,447 shares authorized; 3,080,661 and 2,796,927 issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	29	26
Additional paid-in capital	—	—
Accumulated deficit	(465,724)	(439,660)

TOTAL STOCKHOLDERS’ DEFICIT	(465,633)	(439,572)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$71,055	$88,642

The accompanying notes are an integral part of the condensed consolidated financial statements

Iora Health, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Amounts in thousands, except share and per share amounts

(unaudited)

	Three Months Ended
	March 31, 2021	March 31, 2020

REVENUE	$62,268	$52,721
OPERATING EXPENSES:
Medical services:
Medical claims	48,629	41,873
Other direct costs	17,119	20,462

Total medical services	65,748	62,335
Administration payroll and employee benefits	7,137	6,311
General and administrative	7,415	3,417
Depreciation and amortization	807	831

Total operating expense	81,107	72,894

LOSS FROM OPERATIONS	(18,839)	(20,173)
OTHER INCOME (EXPENSE):
Interest expense	(47)	—
Interest and other (expense) income	(76)	300

Total other (expense) income	(123)	300
NET LOSS AND COMPREHENSIVE LOSS	$(18,962)	$(19,873)

The accompanying notes are an integral part of the condensed consolidated financial statements

Iora Health, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Amounts in thousands, except share and per share amounts

(unaudited)

	Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE - JANUARY 1, 2021	67,295,273	$465,547	6,242,753	$62	2,796,927	$26	$—	$(439,660)	$(439,572)
Issuance of common stock (Options Exercised)					283,734	3	258		261
Accretion of preferred stock to redemption value		46						(46)	(46)
Accrued preferred stock dividends		7,532					(476)	(7,056)	(7,532)
Share-based compensation							218		218
Net loss								(18,962)	(18,962)

BALANCE - March 31, 2021	67,295,273	$473,125	6,242,753	$62	3,080,661	$29	$—	$(465,724)	$(465,633)

	Redeemable Convertible Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE - JANUARY 1, 2020	53,975,995	$309,876	6,242,753	$62	2,341,286	$21	$—	$(332,646)	$(332,563)
Issuance of Series F preferred stock (net of $211 issuance costs)	13,319,278	126,189							—
Issuance of common stock (Options Exercised)					38,731	1	28		29
Accretion of preferred stock to redemption value		53						(53)	(53)
Accrued preferred stock dividends		6,689					(143)	(6,546)	(6,689)
Share-based compensation							115		115
Net loss								(19,873)	(19,873)

BALANCE - March 31, 2020	67,295,273	$442,807	6,242,753	$62	2,380,017	$22	$—	$(359,118)	$(359,034)

The accompanying notes are an integral part of the condensed consolidated financial statements.

Iora Health, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands

	Three Months Ended
	March 31, 2021	March 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,962)	$(19,873)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	807	831
Share-based compensation	218	115
Noncash rent expense	465	465
Other Non-cash operating activities	78	—
Changes in operating assets and liabilities:
Accounts receivable	116	(175)
Prepaid expenses and other current assets	(1,270)	(438)
Deferred revenue	(1,171)	(1,150)
Risk share reserve/ receivable	(7,624)	(5,479)
Accounts payable	1,196	(2,618)
Accrued expenses and other long-term liabilities	328	961

Net cash used in operating activities	(25,819)	(27,361)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(187)	(169)
Payments for capitalized software	(284)	(514)
Maturities of short-term investments	—	(8,953)

Net cash used in investing activities	(471)	(9,636)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Series F preferred stock, net	—	126,189

Issuance of common stock	261	29
Loan payments	—	(1,107)

Net cash provided by financing activities	261	125,111

NET CHANGE IN CASH AND CASH EQUIVALENTS	(26,029)	88,114
CASH AND CASH EQUIVALENTS – Beginning balance	61,860	25,021

CASH AND CASH EQUIVALENTS – Ending balance	$35,831	$113,135
Supplemental cash flow information:
Cash paid for interest	$47	$12
Purchase of property and equipment included in accounts payable	$27	$69

The accompanying notes are an integral part of the condensed consolidated financial statements.

Iora Health, Inc.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Amounts in thousands, except share and per share amounts

(unaudited)

1)	NATURE OF BUSINESS

Iora Health, Inc. (“Iora” or the “Company”) was formed on October 3, 2011 and opened its first practice in February 2012. The Company has developed an innovative health care delivery model and owns and operates primary care practices intended to improve patient experience, optimize clinical outcomes, and reduce downstream costs. As of March 31, 2021, the Company operates 47 practices located across eight states in the United States.

On March 2020, the World Health Organization designated COVID-19 as a global pandemic. Various policies were implemented by federal, state and local governments throughout 2020, including suspending elective procedures by health care facilities. While some of these restrictions have been eased across the U.S. and most states have lifted moratoriums on non-emergent procedures as of March 31 2021, some restrictions remain in place. The COVID-19 pandemic did not have a material impact on the Company’s financial position as of March 31, 2021 and December 31, 2020 and our results of operations, and cash flows for the three months ended March 31, 2021 and 2020.

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Preparation

The accompanying unaudited condensed consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statement presentation. The condensed consolidated financial statements include the accounts of the Company, its subsidiaries, and its affiliated professional corporations (the “PCs”) that provide its primary care services. The PCs are variable interest entities and the Company is the primary beneficiary. Accordingly, the Company includes the accounts of the PCs in its consolidated financial statements. All intercompany balances and transactions have been eliminated in consolidation.

The accompanying condensed consolidated financial statements reflect all adjustments consisting of normal, recurring adjustments, that are necessary for a fair presentation of the financial position, results of operations, statement of changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for the interim periods presented. Interim results are not necessarily indicative of results for a full year. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes to the consolidated financial statements as of and for the year ended December 31, 2020.

The unaudited condensed consolidated statements of operations and comprehensive loss are referred to herein as the “statements of operations.” The unaudited condensed consolidated balance sheets are referred to herein as the “balance sheets.” The unaudited condensed consolidated statements of cash flows are referred to herein as the “statements of cash flows.”

Consideration of Going Concern and Management’s Plans

Under the existing accounting guidance, management must evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt is determined to exist, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans; however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date the consolidated financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

The Company has incurred significant operating losses since inception and expects its operating losses and negative operating cash flows to continue for the foreseeable future. For the three months ended March 31, 2021, the Company had a net loss of $18,962 and used $25,819 of cash in operations. As of March 31, 2021, the Company has cash and cash equivalents of $35,831 and an accumulated deficit of $465,724. Management’s current operating plan indicates that such cash and cash equivalents will not be sufficient to fund operations for one year after the date these consolidated financial statements are available to be issued. Accordingly, the Company believes these conditions, in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the date the condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

As discussed in Note 14, the Company entered into a merger agreement with 1Life Healthcare (“One Medical”) on June 6, 2021. In connection with the merger agreement, One Medical is providing the Company a loan of up to $75 million to fund the Company’s operations until the merger is completed. If the proposed merger with One Medical does not close, the Company plans to raise capital through a combination of additional debt or equity financing arrangements, strategic partnerships, or other similar arrangements. These plans are not entirely in the control of the Company and therefore cannot be assessed as probable of occurring.

Use of Estimates

The preparation of the condensed consolidated financial statements and Notes thereto that conform to U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and in the Notes thereto. Such estimates and assumptions could change in the future as circumstances change or more information becomes available, which could affect the amounts reported and disclosed herein.

Concentration of Credit Risk

The Company had one customer, which is a related party, that accounted for 96% and 95% of total revenue for the three months ended March 31, 2021 and 2020, respectively (see Note 12). To manage credit risk related to accounts receivable, the Company regularly evaluates the credit worthiness of its customers and maintains allowances for potential credit losses. The Company did not experience significant write-downs in its accounts receivable balances and there is no allowance recorded as of March 31, 2021 or December 31, 2020. Management believes that the Company is not exposed to significant credit risk as the Company’s cash deposits are held at financial institutions that management believes to be of high-credit quality, and the Company has not experienced any losses on these deposits.

The Company grants unsecured credit to patients, most of whom are insured under third-party payer agreements. The Company’s concentration of credit risk is limited by the diversity, geography and number of patients and payers.

3)	VARIABLE INTEREST ENTITIES

As mentioned in Note 2, the Company affiliates with PCs to provide primary care services. The Company’s agreements with the PCs generally consist of Management Services Agreement (“MSAs”), which provide for various administrative and management services to be provided by the Company to the PC.

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The arrangements typically range from ten to twenty years with an automatic renewal for three to ten-year terms, subject to termination by the Company or the PC in certain specified circumstances. The outstanding voting equity instruments of the PCs are owned by shareholders appointed by the Company under the terms of the shareholder designation and stock transfer agreements (“Shareholder Agreement”) . The Company has the right to receive income as an ongoing administrative fee in an amount that represents fair value of services rendered and has provided all financial support through loans to the PCs. The Company has exclusive responsibility for the provision of all nonmedical services including facilities, technology and intellectual property required for the day-to-day operation and management of each of the PCs, and makes recommendations to the PC in establishing the guidelines for the employment and compensation of the physicians and other employees of the PCs. In addition, the MSAs provide that the Company has the right to designate a person(s) to purchase the stock of the PCs for a nominal amount in the event of a succession event. Based upon the provisions of the Shareholder Agreements, the Company determined that the PCs are variable interest entities due to its equity holder having insufficient capital at risk, and the Company has a variable interest in the PCs.

The MSAs allow the Company to direct the economic activities that most significantly affect the PC. Accordingly, the Company is the primary beneficiary of the PCs and consolidates the PCs under the variable interest entity model. Furthermore, as a direct result of nominal initial equity contributions by the physicians, the financial support the Company provides to the PCs (e.g. loans) and the provisions of the Shareholder Agreements described above, the interests held by noncontrolling interest holders lack economic substance and do not provide them with the ability to participate in the residual profits or losses generated by the PCs. Therefore, all income and expenses recognized by the PCs are allocated to the Company stockholders.

The aggregate carrying value of the assets and liabilities included in the balance sheets for the PCs after elimination of intercompany transactions and balances were $12,830 and $31,928, respectively, as of March 31, 2021 and $9,827 and $32,939, respectively, as of December 31, 2020.

4)	REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company disaggregates revenue from contracts with customers by service type as follows:

	For the three months ended March 31,
	2021	2020
Capitated and risk-share revenue	$60,046	$50,667
Other revenue	2,222	2,054

Total	$62,268	$52,721

Accounts receivable for capitation fees are recorded at contractual rates. The Company’s accounts receivable includes capitated amounts due of $206 and $322 as of March 31, 2021 and December 31, 2020, respectively. Risk-share related premiums receivable and expenses payable are recorded net on the balance sheets as permitted by applicable accounting guidance under risk share receivables or risk share reserves, dependent upon the net settlement position. Risk share receivables were $19,313 and $11,689 as of March 31, 2021 and December 31, 2020, respectively.

The Company recognizes contractual liabilities associated with various one-time material payments received from certain contracts to compensate the Company for clinical start-up, administration, and on-going coordination of care activities, which are recognized in revenue on a ratable basis over the length of the terms stated in the contracts. These payments are refundable on a pro-rata basis if the Company ceases to provide services at the specified clinics prior to the contractual end date. These payments are part of the transaction price

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that is fully allocated to the single performance obligation to provide health care services on a stand-ready basis. As of March 31, 2021 and December 31, 2020, the Company’s contract liabilities related to these payments totaled $32,289 and $33,460, respectively. The current portion is recorded in deferred revenue and the non-current portion is included in deferred revenue, net of current portion, in the accompanying balance sheets. During the three months ended March 31, 2021 and 2020, the Company recognized $1,171 and $1,149 of these fees in revenue.

5)	PROPERTY AND EQUIPMENT

The following table summarizes the major classes of property and equipment net of accumulated depreciation:

	March 31,	December 31,
(in thousands)	2021	2020
Computer equipment	$2,670	$2,503
Furniture and fixtures	768	768
Office equipment	927	927
Medical equipment	332	312
Leasehold improvements	10,491	10,491

Total cost	15,188	15,001
Less: accumulated depreciation and amortization	(7,133)	(6,690)

Property and equipment – net	$8,055	$8,311

Depreciation expense related to property and equipment was $443 and $542 for the three months ended March 31, 2021 and 2020, respectively.

6)	CAPITALIZED SOFTWARE

As of March 31, 2021, capitalized software amounted to $9,157 and accumulated amortization was $6,723 resulting in a net balance of $2,434. As of December 31, 2020, capitalized software amounted to $8,873 and accumulated amortization was $6,375 resulting in a net balance of $2,498.

7)	DEBT

On June 23, 2020, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) (the “2020 Agreement”). Borrowings under the 2020 Agreement were secured by substantially all of the Company’s properties, rights and assets, excluding intellectual property. The Company drew $5,000 at close, adding to its cash balance, and has access to two additional tranches under the 2020 Agreement, for a total of $20,000 of availability, subject to achieving certain milestones. The 2020 Agreement includes customary terms and conditions, and accrues interest at the greater of (a) the WSJ Prime Rate plus 0.50% or (b) 3.75%.The annual interest rate paid on the loan during the quarter ended March 31 2021 was 3.75%. In conjunction with the 2020 Agreement, the Company entered into a warrant agreement with SVB, whereby SVB received the right to purchase 123,023 shares of Class B common stock at a purchase price of $2.50/share. If the Company ultimately draws from the final tranche of the 2020 Agreement, SVB would receive the right to purchase an additional 82,016 shares of Class B common stock at $2.50/share. The warrant was recognized at its fair market value of $129 based upon the Black-Scholes option-pricing model. On March 31, 2021, the Company met certain milestone events within the 2020 Agreement, which resulted in the deferral of principal payments until January 2022. During the period from January 2022 to June 2023, the Company will make monthly principal payments of

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$278, in addition to the accrued interest. The Company will continue to make interest payments during 2021. The Company is required to maintain certain financial covenants on and after the funding date of the final tranche. As of March 31, 2021, the principal balance was $4,992, net of debt issuance costs, with $677 classified as current.

On September 1, 2015, the Company entered in a Loan and Security Agreement (the “2015 Agreement”) with a customer pursuant to which the Company borrowed $2,000 with an interest rate at the prime rate, which was amended on September 1, 2017, accelerating the maturity of the loan and fixed the interest rate at 4.0%. The loan matured on November 30, 2019. The loan was repaid in full in January 2020 and the lien on the Company assets at the respective locations was released in June 2020.

8)	FAIR VALUE MEASUREMENTS

Financial assets and liabilities carried at fair value as of March 31, 2021 and December 31, 2020, are classified in the table below in the three-level hierarchy:

	Fair Value Measurements as of March 31, 2021
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents – money market funds	$25,799	$—	$—	$25,799

Total assets	25,799	—	—	25,799
Warrant liability			41	41

Total liabilities	$—	$—	$41	$41

	Fair Value Measurements as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents – money market funds	$50,296	$—	$—	$50,296

Total assets	50,296	—	—	50,296
Warrant liability	—	—	41	41

Total liabilities	$—	$—	$41	$41

The Company’s cash equivalents in money market funds are carried at fair value determined by quoted prices for identical instruments in an active market using Level 1 inputs. The Company’s investments classified within Level 1 of the fair value hierarchy are valued based quoted prices in active markets. The Company’s common stock warrant liability is recorded at fair value based upon the Black-Scholes option-pricing model using Level 3 inputs. Changes in the warrant fair value are reported in other income (expense) in the consolidated statements of operations and comprehensive loss and were not considered material during three months ended March 31, 2021 and year ended Decemebr 31, 2020.

The carrying amounts of financial instruments including cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate fair value due to the short maturity of these instruments.

9)	REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

There was no redeemable convertible preferred stock issued during the three months ended March 31, 2021.

On February 10, 2020, the Company issued to new and existing investors a total of 13,319,278 shares of Series F redeemable convertible preferred stock at $9.49 per share for total consideration of approximately $126,400, less issuance costs of $211.

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Preferred stock consisted of the following as of March 31, 2021:

March 31, 2021	Authorized	Issuance Date	Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	6,250,000	October 2011	6,250,000	$10,983	$10,983
Series B	6,349,487	April 2013	6,303,059	18,263	17,808
Series C	8,398,170	January 2015	8,398,170	41,811	41,811
Series C2	4,778,567	October 2015 and March 2016	4,778,567	21,636	21,636
Series D	12,899,874	September 2016	12,899,874	97,978	97,950
Series D2	530,000	September 2016	530,000	4,027	4,024
Series E	7,940,177	May 2018	7,940,177	74,943	74,849
Series E2	5,097,633	May 2018	5,097,633	48,114	48,053
Series E3	1,778,515	September 2018	1,778,515	18,010	17,972
Series F	15,806,111	January 2020	13,319,278	138,197	138,039

	69,828,534		67,295,273	$473,962	$473,125

Preferred stock consisted of the following as of December 31, 2020:

December 31, 2020	Authorized	Issuance Date	Issued and Outstanding	Redemption Value/ Liquidation Preference	Carrying Value
Series A	6,250,000	October 2011	6,250,000	$10,858	$10,858
Series B	6,349,487	April 2013	6,303,059	18,046	17,591
Series C	8,398,170	January 2015	8,398,170	41,262	41,262
Series C2	4,778,567	October 2015 and March 2016	4,778,567	21,323	21,323
Series D	12,899,874	September 2016	12,899,874	96,537	96,496
Series D2	530,000	September 2016	530,000	3,968	3,963
Series E	7,940,177	May 2018	7,940,177	73,725	73,621
Series E2	5,097,633	May 2018	5,097,633	47,332	47,264
Series E3	1,778,515	September 2018	1,778,515	17,710	17,668
Series F	15,806,111	January 2020	13,319,278	135,669	135,501

	69,828,534		67,295,273	$466,430	$465,547

The rights, preferences, and privileges of the Series A, Series B, Series C, Series C2, Series D, Series D2, Series E, Series E2, Series E3, and Series F preferred stock are presented in the Note 9 to the 2020 audited annual consolidated financial statements, dated May 26 2021.

Reserved Shares—As of March 31, 2021, the Company has reserved shares of Class B common stock for the following:

Conversion of preferred stock	67,295,273
Warrants to purchase common and convertible preferred stock	224,559
Exercise of stock options	4,694,872

Total	72,214,704

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10)	STOCK-BASED COMPENSATION

Stock incentive plan

The Company adopted the 2011 Equity Incentive Plan in October 2011, under which 3,250,000 shares of Class B common stock were authorized for the granting of in the form of restricted stock, stock options, phantom stock, and other equity-based awards to employees, officers, directors, and consultants. In 2020, the total Class B common shares authorized for grant was 7,575,000 shares. The stock options generally vest over a four-year period and expire 10 years from the date of grant. As of March 31, 2021, there are 111,443 shares of Class B common stock available for future grant as restricted stock, stock options, or phantom stock under the 2011 Plan.

During the three months ended March 31, 2021 and 2020 the Company granted 0 and 300,500 stock options to employees, respectively. The Company recorded compensation expense of $218 and $115, for the three months ended March 31, 2021 and March 31, 2020 respectively.

The following table summarizes information about stock options outstanding as of March 31, 2021:

	Number of Stock Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life
Outstanding—January 1, 2021	5,057,234	$1.64	7.02
Granted	—	—	—
Exercised	(283,744)	0.92	3.56
Cancelled or forfeited	(123,757)	2.24	—

Outstanding—March 31, 2021	4,649,733	1.67	6.93
Exercisable—March 31, 2021	2,527,298	1.02	5.06
Options vested or expected to vest—March 31, 2021	4,317,303	1.60	6.75

No tax benefits were realized from stock options or any other share-based payment arrangements during the three months ended March 31, 2021.

Phantom Share Units: In 2020 the Company issued phantom share units that settle, or are expected to settle, with cash payments upon a change in control of the Company. During three months ended March 31, 2021 and 2020 , the Company issued 0 and 25,000 phantom share units, respectively. As of March 31, 2021, there are 319,316 phantom share units outstanding with a fair value of $657. Holders will receive cash equal to the fair market value of the common stock based upon the number of vested phantom share units. Because a change in control is not probable until it occurs and no change in control occurred in 2021 or 2020 the Company has not recorded a liability and compensation expense related to the phantom share units.

11)	INCOME TAXES

The Company continues to be in a net operating loss and deferred tax asset position. Due to the continued uncertainty of it realizing its deferred tax assets the Company continues to maintain a valuation allowance. The Company’s effective tax rate for the three months ended March 31, 2021 and 2020 was 0.0%.

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12)	COMMITMENT AND CONTINGENCIES

Legal Matters

The Company from time to time, has been and may be involved in various legal proceedings arising in the ordinary course of business. The Company currently believes that the outcome of these legal proceedings, either individually or in the aggregate, will not have a material effect on its consolidated financial position, results of operations or cash flows.

Operating Leases

The Company rents its corporate office space and its practice locations under operating leases or sublease arrangements. The Company is responsible for its pro rata share of operating costs associated with the properties as well as utility expenses. As of March 31, 2021, the leases were set to expire at various times through January 2029, with certain extension rights available to the Company. The Company has escalation clauses in its operating leases, which results in deferred rent. In certain leases, the landlords have provided lease incentives. The improvement funding is being amortized as a lease incentive on a straight-line basis over the remaining lease term. Total rent expense under arrangements was $2,865 and $2,559 for the three months ended March 31, 2021, and 2020, respectively. As of March 31, 2021 and December 31, 2020, deferred rent amounted to $14,469 and $14,004, respectively.

As of March 31, 2021, future minimum lease payments under operating leases, are as follows:

Years Ending December 31,
Remainder nine months of 2021	$10,461
2022	10,469
2023	13,348
2024	13,150
2025	11,685
Thereafter	30,537

Total	$89,650

The Company subleases certain locations from customers that would terminate coincident with termination of the customer agreement, which are included in the table above.

13)	RELATED PARTY TRANSACTIONS

The Company has agreements with a shareholder who is also a member of the Company’s board of directors.

The Company has capitated managed care contracts with this related party to provide capitated managed care services for the related party’s members. Total capitated and risk-share revenue related to the payor contracts with this related party was $58,661 and $49,087 for the three months ended March 31, 2021 and 2020, respectively. Risk share receivables from this related party were $19,282 and $11,609 as of March 31, 2021 and December 31, 2020, respectively.

This related party compensates the Company for clinical start-up costs, administration, and on-going coordination of care activities, which are deferred and recognized over the term of the contract. During the beginning of 2021, the Company operated in 40 alliance centers with this related party and recognized revenue of $1,124 and $1,074, for the three months ended March 31, 2021 and 2020, respectively. The current portion of

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deferred revenue as of March 31, 2021 and December 31, 2020 was $4,219 and $4,304, respectively and $25,674 and $26,664 in long-term deferred revenue as of March 31, 2021 and December 31, 2020, respectively.

Total medical claims expenses related to the payor contracts with this related party were $47,921 and $40,903 in the three months ended March 31, 2021 and 2020, respectively.

In addition, the Company has entered into certain lease arrangements with this related party. Total rent expense related to leases with this related party was approximately $2,444 and $1,830 included in other direct costs in the consolidated statements of operations for the three months ended March 31, 2021 and 2020, respectively. The current portion of deferred rent as of March 31, 2021 and December 31, 2020 was $482 and $524, respectively and $12,732 and $12,132 in long-term deferred rent as of March 31, 2021 and December 31, 2020, respectively. The Company had accrued occupancy costs of $1,192 as of March 31, 2021 and December 31, 2020, related to the lease arrangements with this related party.

14)	SUBSEQUENT EVENTS

We have evaluated subsequent events through July 5, 2021, the date these financial statements are available to be issued. We believe there were no material events or transactions discovered during this evaluation that requires recognition or disclosure in the financial statements other than the items discussed below.

On June 6, 2021, the Company entered into a definitive merger agreement to be acquired by One Medical (NASDAQ:ONEM) in an all-stock transaction valued at approximately $2.1 billion. Included in the agreement is a $75 million Secured Subordinated Delayed Draw Term Loan facility. The facility is available to the Company starting on the date of the merger agreement. Loans drawn under the facility will bear interest at a rate equal to ten percent (10.00%), which is payable monthly. If for any reason the merger agreement is terminated, the outstanding loan balance is due at the later of eighteen months from the merger termination date and ninety days following the earliest maturity date under the SVB loan (see Note 7). In addition, the interest rate on the loan with One Medical may increase to as much as twenty percent (20.00%).

F-40

Annex A

AGREEMENT AND PLAN OF MERGER

among

1LIFE HEALTHCARE, INC.,

SB MERGER SUB, INC.,

IORA HEALTH, INC.

and

FORTIS ADVISORS LLC

AS THE STOCKHOLDERS’ REPRESENTATIVE

Dated as of June 6, 2021

A-i

A-ii

EXHIBITS

Exhibit A-1	Form of Joinder and Support Agreement
Exhibit A-2	List of Consenting Stockholders
Exhibit A-3	Form of Joinder Agreement
Exhibit B-1	Form of Parent Voting Agreement
Exhibit B-2	List of Consenting Parent Stockholders
Exhibit C	Form of Written Consent
Exhibit D	Form of Certificate of Merger
Exhibit E	FIRPTA Documentation
Exhibit F	Escrow Agreement
Exhibit G	Form of Letter of Transmittal
Exhibit H	Company Tax Representation Letter
Exhibit I	Parent Tax Representation Letter
Exhibit J	Capitalization Spreadsheet Trial Run
Exhibit K	Form of Release

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Agreement” and such date, the “Agreement Date”), is entered into by and among 1Life Healthcare, Inc., a Delaware corporation (“Parent”), SB Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), Iora Health, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Stockholders’ Representative. Certain capitalized terms used herein are defined in Section 8.14.

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company, pursuant to which Merger Sub will cease to exist and the Company will become a wholly owned Subsidiary of Parent (the “Merger”) in accordance with this Agreement and the DGCL;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (by those present) (1) declared this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Stockholders, (2) approved this Agreement in accordance with Applicable Law and (3) adopted a resolution directing that the adoption of this Agreement and approval of the Merger be submitted to Stockholders for consideration and recommending that all of such Stockholders adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Merger Sub has unanimously (1) declared this Agreement and the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Merger Sub and the stockholder of Merger Sub and (2) adopted a resolution recommending that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously (1) declared this Agreement and the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of Parent and its stockholders, (2) approved this Agreement and the Transactions, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, and (3) adopted a resolution directing the proposal to issue shares of Parent Common Stock in connection with the Transactions be submitted to stockholders of Parent for consideration and recommending that all of such stockholders approve such proposal;

WHEREAS, Parent, as the sole stockholder of Merger Sub, shall, immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Merger;

WHEREAS, concurrently with the execution of this Agreement and as a material inducement to the willingness of Parent to enter into this Agreement, (i) each Key Employee is executing and delivering to Parent an employment offer letter and Parent’s other customary employment documents (the “Key Employee Offers”) and (ii) each Key Employee together with certain other Company employees are executing and delivering to Parent a restrictive covenant agreement (the “Restrictive Covenant Agreements” and together with the Key Employee Offers, the “Senior Employee Agreements”), each to become effective upon the Closing;

WHEREAS, concurrently with the execution of this Agreement, an executed joinder and support agreement, in substantially the form attached hereto as Exhibit A-1 (the “Joinder and Support Agreements”), is being delivered to Parent by each of the Stockholders identified on Exhibit A-2 and following signing of this Agreement but before the Closing Date, a joinder agreement (together with the Joinder and Support Agreements, the “Joinder Agreements”), in substantially the form attached hereto as Exhibit A-3, is expected to be delivered to Parent by each of the other Stockholders sufficient to satisfy the requirements of Section 5.2(g);

WHEREAS, concurrently with the execution of this Agreement, an executed support agreement, in the forms attached hereto as Exhibit B-1 (the “Parent Voting Agreements”), is being delivered to the Company by each of the stockholders of Parent identified on Exhibit B-2;

WHEREAS, each of the Parties intends that (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) this Agreement is, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulation Section 1.368-2(g) and 1.368-3(a); and

WHEREAS, within two (2) Business Days following the Effectiveness Date, the Company shall seek to obtain and deliver to Parent a written consent in substantially the form attached hereto as Exhibit C (a “Written Consent”) executed by the requisite number of Stockholders specified therein, evidencing the Company Stockholder Approval.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger and Related Matters.

(a)The Merger. Upon the terms and subject to the conditions set forth herein and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company shall become a wholly owned Subsidiary of Parent (sometimes referred to herein as the “Surviving Corporation”).

(b)Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

(c)Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place electronically at (i) 7:00 a.m. Pacific time on the third (3rd) Business Day after the conditions set forth in Article V have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (ii) such other time as Parent and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

(d)Effective Time. A certificate of merger satisfying the applicable requirements of the DGCL in substantially the form attached hereto as Exhibit D (the “Certificate of Merger”) shall be duly executed by the Company and, concurrently with the Closing, the Company and Merger Sub shall cause the Certificate of Merger to be filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company agree and specify in the Certificate of Merger (the “Effective Time”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

(e)Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time:

(i)the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to read as set forth in the Certificate of Merger, until thereafter amended as provided by the DGCL;

(ii)the bylaws of the Company shall be amended and restated as of the Effective Time to be identical (other than as to name) to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(iii)the directors and officers of Merger Sub immediately prior to the Effective Time shall be the only directors and officers of the Surviving Corporation immediately after the Effective Time until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.2 Effect on Capital Stock, Options, Company Phantom Stock Awards and Warrants.

(a)Treatment of Company Capital Stock, Company Options and Company Phantom Stock Awards. Upon the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any action on the part of any party hereto or any other Person:

(i)Company Capital Stock. Each share of Company Capital Stock immediately prior to the Effective Time (after taking into account the conversion of the shares of Company Special Stock into shares of Company Class B Common Stock and other than Dissenting Shares and shares that are owned by the Company as treasury stock) shall be cancelled and automatically converted into the right to receive, subject to and in accordance with Section 1.3 and Section 1.4, a fraction of a share of Parent Common Stock equal to the Exchange Ratio.

(ii)Company Options. Each Company Option that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into an option to acquire shares of Parent Common Stock (each, a “Rollover Option”) with respect to that number of shares of Parent Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and at an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (A) the per share exercise price of such Company Option by (B) the Exchange Ratio, rounded up to the nearest whole cent.

(iii)Unvested Company Phantom Stock Awards. Each Company Phantom Stock Award that is outstanding and unvested (after giving effect to the accelerated vesting provisions under the Company Option Plan) immediately prior to the Effective Time (each, an “Unvested Company Phantom Stock Award”) shall, automatically and without any required action on the part of the holder thereof, be assumed by Parent and converted into the right to receive an amount in cash, without interest, equal to the (x) the number of shares of Company Common Stock relating to such Unvested Company Phantom Stock Award as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration Value over the per share reference price of such Unvested Company Phantom Stock Award (the “Unvested Company Phantom Cash Award”). Each Unvested Company Phantom Cash Award shall remain subject to the same terms and conditions as were applicable to the underlying Unvested Company Phantom Stock Award immediately prior to the Effective Time; provided, that such awards shall vest and become payable on the earlier to occur of (i) the time-based vesting dates or such earlier date as may be determined by Parent in a manner that complies with Section 409A of the Code and (ii) to the extent that an Unvested Company Phantom Cash Award provides for acceleration on a “Payment Date” (in accordance with the terms of, and as defined in, the Company Option Plan), a Payment Date that occurs subsequent to the Closing.

(iv)Vested Company Phantom Stock Awards. Each Company Phantom Stock Award other than any Unvested Company Phantom Stock Award that is outstanding immediately prior to the Effective Time (each, a “Vested Company Phantom Stock Award”) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive a cash amount equal to the (x) the number of shares of Company Common Stock relating to such Company Phantom Stock Award as of immediately prior to the Effective Time, multiplied by (y) the Merger Consideration Value over the per share reference price of such Vested Company Phantom Stock Award (the “Vested Company Phantom Stock Award Consideration”). Parent shall, or shall cause the Surviving Corporation to, deliver the Vested Company Phantom Stock Award Consideration to each holder of Vested Company Phantom Stock Awards, less any required withholding taxes and without interest, within five (5) Business Days following the Effective Time.

(v)Company Warrants. Each Company Warrant that is unexpired, unexercised and outstanding as of the Effective Time shall by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled.

(vi)Fractional Shares.

(1)For clarity, for purposes of calculating the aggregate amount of shares of Parent Common Stock issuable to each holder of shares of Company Capital Stock pursuant to the terms of Section 1.2, all shares of Company Capital Stock held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis. In addition, no fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a Letter of Transmittal in accordance with Section 1.5, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Stock Price.

(2)As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Company Common Stock without interest, subject to and in accordance with Section 1.4.

(b)Certain Actions of the Parties. Following the Effective Time, each Rollover Option shall be subject to the same terms, conditions and vesting schedule as had applied to the corresponding Company Option as of immediately prior to the Effective Time. At or prior to the Effective Time, (i) Parent shall take all actions reasonably necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Rollover Option and (ii) Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each Rollover Option and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding. If the service of a holder of a Rollover Option or Unvested Company Phantom Cash Award is terminated by Parent without Cause (as defined on Schedule 1.2(b) of the Disclosure Schedule) within twelve (12) months following the Effective Time, then any then-unvested portion of the Rollover Option or Unvested Company Phantom Cash Award shall become fully vested and exercisable as of the date of such termination. If, subsequent to a termination of employment or other service of the holder of a Rollover Option or Unvested Company Phantom Cash Award for any reason other than for Cause, it is discovered that such holder’s employment or other service relationship could have been terminated for Cause under clauses (B) or (D) of such definition and such actions or inactions resulted in a material harm to the Parent Group, such holder’s employment or other service relationship shall, at the good faith and reasoned discretion of the Board of Directors, be deemed to have terminated by the Parent Group for Cause for all purposes under this Agreement, and such holder shall be required to disgorge to the Company all after-tax amounts received by such holder in connection with the acceleration of such holder’s Rollover Option or Unvested Company Phantom Cash Award following such termination that would have been forfeited under this Agreement had such termination been by any Parent Group Member for Cause.

(c)Treatment of Company Capital Stock Owned by the Company or Parent. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury stock, and any shares of Company Capital Stock owned by Parent or any wholly owned Subsidiary of Parent immediately prior to the Effective Time, if any, shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(d)Treatment of Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or any other Person, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub capital stock will evidence ownership of such number of shares of common stock of the Surviving Corporation.

(e)Adjustments. Notwithstanding anything to the contrary contained herein, in the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Capital Stock or Parent Common Stock occurring after the Agreement Date and prior to the Effective Time, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the Parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change; provided, that this Section 1.2(e) shall not be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(f)Appraisal Rights. Notwithstanding anything to the contrary contained herein, Dissenting Shares (if any) shall not be converted into the right to receive the applicable portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to the DGCL. Each holder of Dissenting Shares who, pursuant to the DGCL, becomes entitled to payment thereunder for such shares shall receive payment therefor in accordance with the DGCL (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) their status as Dissenting Shares, then any such shares shall immediately be deemed to have converted at the Effective Time into the right to receive the applicable portion of the Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof (or as promptly as reasonably practicable after), at the applicable time or times specified in Section 1.4, following the satisfaction of the applicable conditions set forth in Section 1.4, the applicable portion of the Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) as if such shares never had been Dissenting Shares. The Company shall provide to Parent prompt notice of any written demands for appraisal received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to the DGCL and received by the Company. The Company shall not, except with the prior written consent of Parent, and following the Effective Time, Parent (or any Parent Indemnified Party) shall not, except with the prior written consent of the Stockholders’ Representative, in either case, except as otherwise required under the DGCL, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares (provided that, with respect to Parent (or any Parent Indemnified Party), the foregoing shall apply only to the extent such payment or settlement would result in Parent Indemnifiable Losses). The payout of consideration under this Agreement to the Stockholders (other than in respect of Dissenting Shares, which shall be treated as provided in this Section 1.2(f) and under the DGCL), shall not be affected by the exercise or potential exercise of appraisal rights or dissenters’ rights under the DGCL by any other Stockholder.

Section 1.3 Escrow Funds.

(a)Deposits. By virtue of this Agreement and as security for the payment and indemnity obligations provided for in Section 1.5 and Article VII, respectively, at the Effective Time, Parent will deposit with (i) Acquiom Clearinghouse LLC as escrow agent (the “Escrow Agent”), an aggregate number of shares of Parent Common Stock equal to the sum of the Indemnity Escrow Amount, the Special Indemnity Escrow Amount and the Adjustment Escrow Amount (any and all of such deposits to constitute escrow funds to be governed by the terms of the Escrow Agreement, attached hereto as Exhibit F (the “Escrow Agreement”)) and (ii) the Stockholders’ Representative, the Expense Fund Shares, in each case without any act of the Stockholders. Parent shall be deemed to have contributed with respect to each Stockholder his, her or its Pro Rata Portion of each of the Indemnity Escrow Amount, the Special Indemnity Escrow Amount and the Adjustment Escrow Amount to the Escrow Fund and the Expense Fund Amount to the Expense Fund, rounded to the nearest cent ($0.01) (with amounts greater than or equal to $0.005 rounded up). Amounts released from the Escrow Fund and/or the Expense Fund to the Stockholders shall be distributed to the Stockholders in accordance with their respective Pro Rata Portion and the applicable terms of this Agreement and the Escrow Agreement.

(b)Escrow Fund.

(i)The Indemnity Escrow Amount (the “Indemnity Escrow Fund”), the Special Indemnity Escrow Amount (the “Special Indemnity Escrow Fund”) and the Adjustment Escrow Amount (the “Adjustment Escrow Fund”, and together with the Indemnity Escrow Fund and the Special Indemnity Escrow Fund, the “Escrow Fund”) shall be governed by Section 1.5, Article VII and the terms of the Escrow Agreement and shall be available to compensate the Parent Indemnified Parties for any Final Deduction Excess or Parent Indemnifiable Losses suffered or incurred by them and for which they are entitled to recovery under Section 1.5 or Article VII, respectively, in accordance with the terms and subject to the limitations set forth therein.

(ii)The Escrow Agreement shall provide that Stockholders shall be entitled to exercise the voting rights of the Escrow Shares transferred to the Escrow Fund and to receive dividends (if declared) with respect to such Escrow Shares.

(c)Expense Fund. The Expense Fund Amount (the “Expense Fund”) shall be governed by Section 8.12(f) and shall be available to reimburse the Stockholders’ Representative for Agent Expenses pursuant to Section 8.12(f).

Section 1.4 Exchange Agent; Payment of Merger Consideration; Exchange of Certificates.

(a)Effect of Closing on Company Capital Stock. As of the Effective Time, all shares of Company Capital Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Capital Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the consideration to be paid in consideration therefor upon surrender of each Certificate in accordance with and subject to the terms of this Article I and Article VII, without interest.

(b)Exchange Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably satisfactory to the Company, to act as paying and exchange agent in connection with the Merger (the

“Exchange Agent”) to receive, for the benefit of Stockholders, the aggregate Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) to which Stockholders shall become entitled pursuant to Section 1.2(a)(i) and Section 1.3.

(c)Payment of Merger Consideration and Other Closing Payments. On the Closing Date, Parent shall:

(i)Pay the Transaction Expenses to the Exchange Agent for further distribution to the Persons owed any portion thereof, as set forth in the Company Closing Financial Certificate;

(ii)Pay the applicable payoff amounts in respect of Company Debt, if any, to the Persons owed any portion thereof in accordance with the payoff letter delivered pursuant to Schedule 5.3; and

(iii)Deposit shares of Parent Common Stock representing the Merger Consideration, less the amounts deposited with the Escrow Agent pursuant to Section 1.3(a) and less the Expense Fund Amount.

(d)Payment Procedures. By no later than five (5) Business Days prior to the Closing Date, to the extent not previously delivered to the Exchange Agent, Parent shall cause the Exchange Agent to send to each Stockholder a letter of transmittal in the form attached hereto as Exhibit G (including any applicable attachments thereto or other documentation required thereby (including a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable), the “Letter of Transmittal”), and the Exchange Agent shall promptly following the Closing pay to the applicable recipient after such submission, the consideration provided for herein. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Certificate is registered, it shall be a condition of payment that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Notwithstanding anything to the contrary herein, if and to the extent any duly completed and validly executed Letters of Transmittal are submitted at least two (2) Business Days prior to the Closing, payment of the applicable Merger Consideration to which such submitting Stockholder is entitled hereunder shall be made on the Closing Date.

(e)Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) paid in respect of shares of Company Capital Stock (together with the contingent right to receive, if, when and to the extent payable, the amounts released from the Escrow Fund and the Expense Fund for payment to the Stockholder in accordance with the terms and conditions of this Agreement) upon the surrender for exchange of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Capital Stock previously represented by such Certificates, and at the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation or Surviving Corporation of the shares of Company Capital Stock outstanding immediately prior to the Effective Time.

(f)Termination of Exchange Fund. At any time following the one-year anniversary of the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any shares of Parent Common Stock that had been made available to the Exchange Agent in respect of the Merger Consideration and that have not been disbursed to Stockholders, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or other similar Applicable Law) as general creditors thereof with respect to the payment of Merger Consideration that may be payable, as determined pursuant hereto, without any interest thereon.

(g)No Liability. Notwithstanding anything to the contrary contained herein, none of the Parties hereto, the Surviving Corporation or the Exchange Agent shall be liable to any Person the aggregate Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(h)Withholding Taxes. Parent, the Surviving Corporation, the Escrow Agent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to a Stockholder pursuant to this Agreement and shall pay to the appropriate Taxing Authority such amounts that are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax law and to request and be provided any necessary Tax forms, including IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. To the extent amounts are so deducted or withheld and paid over to the appropriate Taxing Authority, the deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i)Allocation of Merger Consideration. Notwithstanding anything to the contrary herein, the Merger Consideration payable to each applicable Stockholder pursuant to this Section 1.4 (as such amount may be adjusted pursuant to Section 1.5) shall be allocated among the Stockholders in accordance with the Company Charter.

Section 1.5 Post-Closing Adjustment.

(a)Within 75 calendar days after the Closing Date, Parent shall deliver to the Stockholders’ Representative a statement (the “Parent Post-Closing Statement”) setting forth in reasonable detail Parent’s calculation of the Deduction Amount (defined below), and each element of the Deduction Amount (the “Post-Closing Deduction Amount Calculation”). The Parent Post-Closing Statement shall be prepared in accordance with this Agreement, including the Company Accounting Principles and the calculation of the Deduction Amount set forth on the Capitalization Spreadsheet Trial Run.

(b)The Stockholders’ Representative shall have 35 days within which to review the Post-Closing Deduction Amount Calculation after Parent’s delivery of the Parent Post-Closing Statement. The Stockholders’ Representative may object to the Post-Closing Deduction Amount Calculation set forth in the Parent Post-Closing Statement by providing written notice of such objection to Parent within 25 days after Parent’s delivery of the Parent Post-Closing Statement (the “Notice of Objection”), specifying in reasonable detail the basis for such objection and Stockholders’ Representative’s proposed modifications to the Parent Post-Closing Statement. During such 35-day period and thereafter until the final determination of the Merger Consideration pursuant to this Section 1.5, the Stockholders’ Representative and its advisors (including, without limitation, its independent accounting firm) shall be provided with prompt access (including remote access) to the financial books and records (subject to the execution of customary work paper access letters) and personnel of the Company and Parent as it may reasonably request to enable it to evaluate the calculations of the Deduction Amount, and each element of the Deduction Amount, as set forth on the Capitalization Spreadsheet Trial Run prepared by Parent and set forth in the Parent Post-Closing Statement.

(c)If the Stockholders’ Representative provides the Notice of Objection, then Parent and the Stockholders’ Representative shall confer in good faith for a period of up to 20 days following Parent’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the Parties hereto and the Stockholder.

(d)If, after the 20-day period set forth in Section 1.5(c), Parent and the Stockholders’ Representative cannot resolve all matters set forth in the Notice of Objection, then either Parent or the Stockholders’ Representative may refer such items that remain in dispute (the “Disputed Items”) to a mutually agreed nationally recognized accounting firm (the “Reviewing Accountant”), acting in its capacity as an expert and not as an arbitrator, to resolve such Disputed Items and provide Parent and the Stockholders’ Representative with the calculation of applicable Disputed Items in accordance with such determination. The Reviewing Accountant shall determine such Disputed Item, based solely on the presentations made by, and submissions and supporting materials provided by, Stockholders’ Representative and Parent in accordance with the terms and procedures set forth in this Agreement (i.e., not on the basis of an independent review). Stockholders’ Representative and Parent shall use their respective commercially reasonable efforts to cause the Reviewing Accountant to resolve all Disputed Items as soon as practicable and in any event within twenty (20) days after the submission of any dispute to the Reviewing Accountant. The Reviewing Accountant shall set forth such resolution in a written statement delivered to Stockholders’ Representative and Parent. The Reviewing Accountant’s determination shall be made solely in accordance with the terms and procedures set forth in this Agreement, including the Company Accounting Principles and the calculation of the Deduction Amount, and each element of the Deduction Amount, as set forth on the Capitalization Spreadsheet Trial Run, and consistent with the definitions contained herein. The Reviewing Accountant may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by either Stockholders’ Representative or Parent or less than the smallest value for such Disputed Item claimed by either Stockholders’ Representative or Parent. Neither Stockholders’ Representative nor Parent may disclose to the Reviewing Accountant, and the Reviewing Accountant may not consider for any purpose, any settlement discussions or settlement offer(s) made by or on behalf of either Stockholders’ Representative or Parent unless otherwise agreed by Stockholders’ Representative and Parent. Neither Stockholders’ Representative nor Parent shall communicate with the Reviewing Accountant unless the other party is present or party to such communication. The Reviewing Accountant’s written determination of all Disputed Items shall, absent manifest error or mathematical error promptly corrected by the Reviewing Accountant, be final, non-appealable and binding on the Parties hereto. The Stockholders’ Representative and Parent shall, and shall cause their respective Affiliates and Representatives to, cooperate in good faith with the Reviewing Accountant, and shall give the Reviewing Accountant access to all data and other information it reasonably requests for purposes of such resolution. Any determinations made by the Reviewing Accountant pursuant to this Section 1.5(d) shall be final, non-appealable and binding on the Parties hereto, absent manifest error or fraud.

(e)If the Deduction Amount as finally determined pursuant to this Section 1.5 (the “Final Deduction Amount”) is greater than the Higher Deduction Band as set forth in the Company Closing Financial Certificate (the amount by which the Deduction Amount is greater than the Higher Deduction Band, the “Final Deduction Excess”), an amount equal to the difference between the Final Deduction Excess and the Estimated Deduction Excess (the “Excess Release Amount”) shall be recovered by Parent from the Escrow Fund (and in no event shall Parent be entitled to any additional shares of Parent Common Stock or payment from any Company Stockholders in respect of the Final Deduction Excess); provided that, and subject to Section 1.5(h) if the Excess Release Amount is a negative number (the absolute value of the amount by which the Deduction Amount is less than $0, the “Final Deduction Shortfall”), Parent shall promptly issue additional shares of Parent Common Stock equal to the lesser of the Estimated Deduction Excess and the Final Deduction Shortfall to the Exchange Agent or the Surviving Corporation (calculated as a number of shares of Parent Common Stock equal to such lesser amount divided by the Parent Announcement Stock Price), as applicable, for further distribution of such amount and the Adjustment Escrow Fund to the Stockholder according to their applicable Pro Rata Portion in accordance with Section 1.4. A joint written instruction setting forth the Excess Release Amount to be paid to Parent (calculated as a number of shares of Parent Common Stock equal to the Excess Release Amount divided by the Parent Announcement Stock Price) shall be prepared, signed by Parent and the Stockholders’ Representative and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall (i) distribute to Parent a number of shares of Parent Common Stock from the Escrow Fund in accordance with the terms of such joint written instruction and (ii) distribute any remaining portion of the Escrow Fund to the Exchange Agent or the Surviving Corporation, as applicable for further distribution to the Stockholder according to their applicable Pro Rata Portion in accordance with Section 1.4.

(f)The Reviewing Accountant shall allocate its fees and expenses between Parent and Stockholders’ Representative (on behalf of the Stockholders) according to the degree to which the positions of the respective Parties are not accepted by the Reviewing Accountant, all in the reasonable discretion of the Reviewing Accountant.

(g)Any payments made pursuant to this Section 1.5 shall be treated as adjustments to the Merger Consideration for all Tax purposes to the extent permitted under Applicable Law.

(h)Notwithstanding anything to the contrary in this Section 1.5, (i) if the Deduction Amount is equal to or lower than the Higher Deduction Band, then there shall be no adjustment pursuant to this Section 1.5 and the Parties shall deliver a joint written instruction to the Escrow Agent providing for the release of the full Adjustment Escrow Fund to the Exchange Agent or the Surviving Corporation, as applicable, for distribution of such amount to the Stockholders in accordance with their applicable Pro Rata Portion in accordance with Section 1.4 and/or (ii) if the Final Deduction Amount is equal to or lower than the Higher Deduction Band, Parent shall promptly issue additional shares of Parent Common Stock equal to the difference between the Merger Consideration (calculated as if there had been no deduction of the Estimated Deduction Excess, if any) and the Merger Consideration for further distribution of such amount to the Stockholders in accordance with their Pro Rata Portion in accordance with Section 1.4.

(i)For purposes of this Agreement, (i) “Deduction Peg” shall mean $107,986,536, (ii) “Deduction Amount” shall mean an amount equal to the sum of (A) Company Debt, as of the Closing Date (or October 31, 2021, with respect to all Company Debt outstanding as of October 31, 2021 or incurred from Parent as cash advances pursuant to Section 4.24 as of October 31, 2021, if the Closing has not occurred on or prior to October 31, 2021), plus (B) the Closing Net Working Capital Shortfall (if applicable), as of the Closing Date (or October 31, 2021 if the Closing has not occurred on or prior to October 31, 2021), plus (C) the Transaction Expenses as of the Closing Date, calculated, in each case, in a manner consistent with the Capitalization Spreadsheet Trial Run, minus (D) Cash, as of the Closing Date (or October 31, 2021 if the Closing has not occurred on or prior to October 31, 2021), minus (E) the Closing Net Working Capital Surplus (if applicable), as of the Closing Date (or October 31, 2021 if the Closing has not occurred on or prior to October 31, 2021) and (iii) “Higher Deduction Band” means an amount equal to the Deduction Peg increased by an amount equal to 7.5% of the Deduction Peg, which, for the avoidance of doubt, shall be $116,085,526.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth on the Company Disclosure Schedule (with reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates; provided that the inclusion of any fact or item disclosed in any Section or subsection of the Company Disclosure Schedule shall be deemed disclosed and incorporated into each other Section or subsection of the Company Disclosure Schedule to the extent incorporated by cross-reference therein or where it is reasonably apparent from reading the actual text of the disclosure, without any reference to extrinsic documentation or any independent knowledge regarding the matter disclosed, that such disclosure is relevant or applicable to such other Section or subsection) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 2.1 Organization, Standing and Corporate Power; Subsidiaries.

(a)Each Company Group Member is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware or under the laws of its jurisdiction of organization and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(b)Each Company Group Member is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)Section 2.1(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of each Subsidiary of the Company. Each such Subsidiary is wholly owned by the Company, free and clear of any Liens and all such securities or membership interests of each such Subsidiary are duly authorized, validly issued, fully paid and non-assessable. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued capital stock, other securities or membership interests of any Subsidiary, or otherwise obligating any Company Group Member to issue, transfer, sell, purchase, redeem or otherwise acquire or sell such securities or membership interests.

(d)The Company has made available to Parent true, correct and complete copies of the (i) Organizational Documents of the Company, including the Company Charter and the Company’s bylaws (collectively, the “Company Organizational Documents”), (ii) the Organizational Documents of each Subsidiary (the “Subsidiary Organizational Documents”) and (iii) Organizational Documents for all of the Affiliated Practices (collectively, the “Affiliated Practice Organizational Documents”), in each case as amended as of the Agreement Date. The Company Organizational Documents, the Subsidiary Organizational Documents and the Affiliated Practice Organizational Documents are in full force and effect.

(e)Section 2.1(e) of the Company Disclosure Schedule lists the names and titles of the directors and officers of each Company Group Member as of the Agreement Date.

Section 2.2 Capitalization.

(a)The authorized capital stock of the Company consists of 91,000,000 shares of Company Common Stock, 200 shares of Company Special Stock and 69,828,534 shares of Company Preferred Stock, of which 6,250,000 shares are designated as Company Series A Preferred Stock, 6,349,487 shares are designated as Company Series B Preferred Stock, 8,398,170 shares are designated as Company Series C Preferred Stock, 4,778,567 shares are designated as Company Series C2 Preferred Stock, 12,899,874 shares are designated as Company Series D Preferred Stock, 530,000 shares are designated as Company Series D2 Preferred Stock, 7,940,177 are designated as Company Series E Preferred Stock, 5,097,633 shares are designated as Company Series E2 Preferred Stock, 1,778,515 shares are designated as Company Series E3 Preferred Stock, and 15,806,111 shares are designated Company Series F Preferred Stock. As of the Agreement Date, (i) 9,323,735 shares of Company Common Stock were issued and outstanding, (ii) 200 shares of Company Special Stock were issued and outstanding, (iii) 6,250,000 shares of Company Series A Preferred Stock were issued and outstanding, (iv) 6,303,059 shares of Company Series B Preferred Stock were issued and outstanding, (v) 8,398,170 shares of Company Series C Preferred Stock were issued and outstanding, (vi) 4,778,567 shares of Company Series C2 Preferred Stock were issued and outstanding, (vii) 12,899,874 shares of Company Series D Preferred Stock were issued and outstanding, (viii) 530,000 shares of Company Series D2 Preferred Stock were issued and outstanding, (ix) 7,940,177 shares of Company Series E Preferred Stock were issued and outstanding, (x) 5,097,633 shares of Company Series E2 Preferred Stock were issued and outstanding, (xi) 1,778,515 shares of Company Series E3 Preferred Stock were issued and outstanding, (xii) 13,319,278 shares of Company Series F Preferred Stock were issued and outstanding, (xiii) no shares of Company Common Stock were owned by a Subsidiary of the Company or held by the Company in its treasury, (xiv) 7,575,000 non-cancelled shares of Company Common Stock were reserved for issuance under the Company Option Plan (of which 4,631,554 shares of Company Common Stock were subject to outstanding Company Options granted under the Company Option Plan) and (xv) 304,138 Company Phantom Stock Awards were issued and outstanding.

(b)Section 2.2(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and accurate list of (i) each record holder of each class or series of Company Capital Stock and the number of shares of the Company Capital Stock held by each holder as of the Agreement Date, (ii) each Optionholder and each Company Option held by such Optionholder as of the Agreement Date, including the number of shares of Company Common Stock subject to, and the exercise price, date of grant, vesting commencement date and vesting schedule with respect to, each such Company Option, (iii) each Company Phantom Stock Award holder and each Company Phantom Stock Award held by such holder as of the Agreement Date, including the number of notional shares associated with such Company Phantom Stock Award and the base price, date of grant, vesting commencement date, vesting schedule, and (where relevant) date of termination of service of such holder and (iv) each Warrantholder and each Company Warrant held by such holder as of the Agreement Date, including the number of shares of Company Capital Stock subject to, and the exercise price and date of grant with respect to, each such Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Parent, and such Company Warrants have not been amended or supplemented since being provided to Parent. There are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Option Plan and the Company Warrants permit the treatment of Company Options, Company Phantom Stock Awards and Company Warrants, respectively, as provided herein, without notice to, or the consent or approval of, the Optionholders, Company Phantom Stock Award holders, Warrantholders, the Stockholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Options, Company Phantom Stock Awards or Company Warrants, as applicable. The Company has delivered the Capitalization Spreadsheet Trial Run concurrently with the execution of this Agreement.

(c)There are no authorized, issued or outstanding equity interests in the Company other than shares of Company Capital Stock, Company Options and Company Warrants. Other than as set forth on Section 2.2(a) and Section 2.2(b) of the Company Disclosure Schedule, no Person has any equity interest in any Company Group Member, stock appreciation rights, stock units, share schemes, call rights or other rights, or is party to any Contract of any character to which any Company Group Member or securityholder of the Company is a party or by which they or their assets are bound, (i) obligating any Company Group Member or such securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any equity interests of any Company Group Member or other rights to purchase or otherwise acquire any equity interests of any Company Group Member, whether convertible or vested or unvested, or (ii) obligating any Company Group Member to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Phantom Stock Award, Company Warrant, call, right or Contract. Section 2.2(c) of the Company Disclosure Schedules sets forth, as of the Agreement Date, a true, correct, and complete list of individuals (each individual, a “Promised Grantee”) who have been offered an opportunity to receive Company Options or Company Phantom Stock Awards (the “Promised Grants”) under an offer letter from, Contract with or other commitment from the Company (which has not expired, been rescinded or rejected), but who have not been granted such Promised Grants, including the number of Company Options or Company Phantom Stock Awards offered.

(d)All shares of Company Capital Stock have been duly authorized. All issued and outstanding shares of Company Capital Stock (i) are, and all shares of Company Capital Stock that may be issued pursuant to the exercise of Company Options and the conversion of outstanding shares of any class or series of Company Preferred Stock will be, when issued in accordance with the respective terms thereof, validly issued, fully paid and nonassessable, (ii) are not subject to any right of rescission and (iii) are not subject to preemptive rights or similar rights by statute or pursuant to the Company Organizational Documents, or any agreement or contract to which any Company Group Member is a party or by which any Company Group Member is bound and have been offered, issued, sold and delivered by the Company Group in compliance in all material respects with applicable registration or qualification requirements (or applicable exemptions therefrom) of applicable federal, state and foreign securities laws.

(e)There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among any Company Group Member and any other Person, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the Knowledge of the Company, between or among any of the Company’s securityholders. Neither the Company Option Plan nor any Contract of any character to which any Company Group Member is a party to or by which any Company Group Member or any of its assets is bound relating to any Company Options or Company Phantom Stock Awards requires or otherwise provides for any accelerated vesting of any Company Options or Company Phantom Stock Awards or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with any Company Group Member or Parent, or any other event, whether before, upon or following the Effective Time or otherwise.

(f)Section 2.2(f) of the Company Disclosure Schedule sets forth the owners and ownership percentages of any Affiliated Practice. Except as disclosed on such Section 2.2(f) of the Company Disclosure Schedule, there is no Contract that grants any Person any option to purchase, subscribe for or otherwise acquire any capital stock of any Affiliated Practice.

(g)A true, correct and complete copy of all material agreements relating to or issued under the Company Option Plan have been made available to Parent, and the Company Option Plan (including executed copies of all material Contracts relating to each Company Option and Company Phantom Stock Award and the shares of Company Capital Stock purchased under such Company Option) have not been amended, modified or supplemented since being provided to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan in any case from those provided to Parent. Each Company Option and Company Phantom Stock Award has been properly executed or accepted by the Company Optionholder holding such Company Option or the individual holding such Company Phantom Stock Award, as the case may be. There have been no changes to the terms of Company Options or Phantom Stock Awards, the vesting schedule or rights to acceleration, as applicable, which are not set forth on Section 2.2(b) of the Company Disclosure Schedule.

Section 2.3 Authority; Non-Contravention; Voting Requirements.

(a)The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party. The execution, delivery and performance by the Company of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by it of the Transactions, have been duly authorized and unanimously approved (by those present) by the Company Board. This Agreement has been, and each of the other Transaction Agreements to which the Company is a party will be at or prior to Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other Parties hereto and thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Applicable Law of general application affecting or relating to the enforcement of creditors’ rights generally, and (ii) is subject to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “Bankruptcy and Equity Exception”).

(b)The affirmative vote (in person or by proxy) or written consent of the holders of (i) at least a majority of all issued and outstanding shares (as of the Record Date) of Company Common Stock and Company Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis), (ii) at least a majority of all issued and outstanding shares (as of the Record Date) of Company Series E Preferred Stock, and (iii) at least a majority of all issued and outstanding shares (as of the Record Date) of Company Series F Preferred Stock are the only votes of the holders of Company Capital Stock necessary to adopt this Agreement and approve the terms of the Merger under Applicable Law and the Company Organizational Documents, each as in effect at the time of such adoption and approval (collectively, the “Company Stockholder Approval”). The affirmative vote (in person or by proxy) or written consent of the holders of (x) at least a majority of all issued and outstanding shares (as of the Record Date) of Company Common Stock and (y) at least a majority of all issued and outstanding shares (as of the Record Date) of Company Voting Preferred Stock are the only votes of the holders of Company Capital Stock necessary invoke the drag along rights contemplated by Section 4 of the Voting Agreement.

(c)Neither the execution and delivery of this Agreement and the other Transaction Agreements by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the Company Organizational Documents or the Affiliated Practice Organizational Documents or (ii) assuming that the authorizations, consents and approvals referred to in Section 2.4 are obtained and the filings referred to in Section 2.4 are made, (x) violate any Applicable Law, judgment, writ or injunction of any Governmental Authority applicable to any Company Group Member or any of their respective properties or assets or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the material properties or assets of, any Company Group Member or any Affiliated Practice, under any of the terms, conditions or provisions of any Contract or Permit, to which any Company Group Member or any Affiliated Practice is a party, except where, in the case of clauses (x) and (y), such conflict(s), violation(s), default(s) or other effect(s), that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or prevent, impair or materially delay the ability of any Company Group Member or any Affiliated Practice to perform its obligations hereunder or to consummate the Transactions.

Section 2.4 Governmental Approvals. Except for (a) the filing of the Certificate of Merger pursuant to the DGCL and (b) filings required under, and compliance with other applicable requirements of, the HSR Act and (c) the items set forth on Section 2.4 of the Company Disclosure Schedule, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement and the other Transaction Agreements to which any Company Group Member is a party by such Company Group Members and the consummation by the Company Group of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, be material to the Company Group, taken as a whole, or reasonably be expected to prevent, impair or materially delay the ability of any Company Group Member or Affiliated Practice to perform their obligations hereunder or to consummate the Transactions.

Section 2.5 Financial Statements; Undisclosed Liabilities.

(a)The Company has made available to Parent the audited financial statements of the Company Group Members, on a consolidated basis, for the years ended December 31, 2018, December 31, 2019 and December 31, 2020 (including, in each case, consolidated balance sheets, statements of operations and statements of cash flows) (the “Company Audited Financial Statements” and collectively, the “Company Financial Statements”).

(b)The Company Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as otherwise indicated therein and, in the case of the Company unaudited financial statements, except for the absence of footnotes and year-end adjustments), (ii) are derived from and prepared in accordance with the books and records of the Company Group Members and (iii) present fairly the consolidated financial condition of the Company Group Members as of such dates and the consolidated results of operations and cash flows of the Company Group for such periods (subject, in the case of unaudited financial statements, to normal year-end adjustments, none of which are material, lack of footnotes). Since December 31, 2020 (the “Company Balance Sheet Date”), the Company has not effected any change in any method of accounting or accounting practice, except for any such change required or permitted because of a concurrent change in Applicable Law or GAAP (or the application or interpretation thereof) for financial reporting purposes.

(c)No Company Group Member has any liabilities of any nature, other than liabilities: (i) set forth in the Company Audited Financial Statements and the 2021 Financial Statements, (ii) those contemplated by or otherwise incurred pursuant to performance of this Agreement, (iii) incurred in the Ordinary Course of Business after the Company Balance Sheet Date, (iv) incurred in connection with the performance of executory Contracts to which any Company Group Member is a party or (v) liabilities that would not individually or in the aggregate, be material to the Company Group, taken as a whole.

(d)There are no “off-balance sheet arrangements” (within the meaning of Item 303 of Regulation S-K promulgated by the SEC) with respect to any Company Group Member. No Company Group Member is a party to, or has any commitment to become a party to, any hedging, derivatives or similar Contracts.

(e)The accounts receivable of the Company Group (the “Accounts Receivable”) as reflected on the Company Financial Statements arose or will arise in the Ordinary Course of Business and represent or will represent bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns as reflected on the Company Financial Statements have been prepared in accordance with GAAP consistently applied and in accordance with the Company’s past practice if such past practices are in accordance with GAAP and are sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. None of the Accounts Receivable is subject to any material claim of offset, recoupment, set-off or counter-claim and, to the Knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.

(f)The Company Group has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company Group are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in accordance with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group and (iv) that the amount recorded for assets on the books and records of the Company Group is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No Company Group Member, the Company’s independent auditors and, to the Knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves any Company Group Member’s management or other current or former employees, consultants or directors of any Company Group Member who has a role in the preparation of financial statements or the internal accounting controls utilized by any Company Group Member, or any claim or allegation regarding any of the foregoing. No Company Group Member and, to the Knowledge of the Company, any Representative of any Company Group Member has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of any Company Group Member or its internal accounting controls or any material inaccuracy in the Company Financial Statements. No attorney representing any Company Group Member, whether or not employed by any Company Group Member, has reported to the Company Board or any committee thereof or to any director or officer of any Company Group Member evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by any Company Group Member or their Representatives. There are no significant deficiencies or material weaknesses in the design or operation of any Company Group Member’s internal controls that could adversely affect any Company Group Member’s ability to record, process, summarize and report financial data.

(g)No Company Group Member has applied for or accepted (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the CARES Act, respectively, (ii) any funds pursuant to the Economic Injury Disaster Loan program or an advance on an Economic Injury Disaster Loan pursuant to Section 1110 of the CARES Act, or (iii) any loan or funds from similar Applicable Laws enacted by Governmental Authorities in any state, local, or foreign jurisdictions in response to COVID19.

(h)Section 2.5(h) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Agreement Date, of all Company Debt (solely with respect to clause (i) in the definition thereof), and with respect to such Company Debt (solely with respect to clause (i) in the definition thereof), any notices of default or written communications asserting (or threatening to assert) that any Company Group Member is in default.

Section 2.6 Absence of Certain Changes or Events. Between the Company Balance Sheet Date and the Agreement Date, (a) each Company Group Member and Affiliated Practice has conducted business in all material respects only in the Ordinary Course of Business, (b) no Company Group Member or Affiliated Practice

has taken any action described in Section 4.1(b) that if taken after the Agreement Date and prior to the Effective Time without the prior written consent of Parent would violate such provision and (c) there has not been a Company Material Adverse Effect.

Section 2.7 Legal Proceedings. During the Relevant Period there has not been, and there is no pending or, to the Knowledge of the Company, threatened, legal, administrative, arbitral or other proceeding, suit or action, claim, examination, or cause of action, litigation, arbitration, charge, inquest, investigation, audit, hearing, complaint, or administrative process by or before any court or other Governmental Authority (collectively, “Legal Proceedings”) against any Company Group Member or any Affiliated Practice, nor is there any Order by or before any Governmental Authority imposed (or, to the Knowledge of the Company, threatened to be imposed) upon any Company Group Member or any Affiliated Practice, or their respective assets, by or before any Governmental Authority that, in each case, (a) would reasonably be expected to be material to the Company Group or any Affiliated Practice taken as a whole or (b) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise impairing the consummation of the Transactions.

Section 2.8 Compliance with Laws; Permits.

(a)During the Relevant Period, the Company Group and each of the Affiliated Practices is and at all times has been in compliance in all material respects with all Applicable Laws applicable to it or its properties or other assets or any of their respective business or operations. During the Relevant Period, no Company Group Member or Affiliated Practice has received written notice to the effect that a Governmental Authority claimed or alleged that any Company Group Member or any of the Affiliated Practices was not in material compliance with all Applicable Law in respect of any Company Group Member or any Affiliated Practice, any of their respective properties or other assets or any of their respective businesses or operations.

(b)Each Company Group Member and Affiliated Practice has all Permits that are required for the operation of their respective businesses as presently conducted (each a “Company Permit”), all such Permits are in full force and effect, and each Company Group Member and Affiliated Practice is in material compliance with all obligations with respect thereto. No Company Group Member nor any of the Affiliated Practices is in material default or violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a material default or violation) of any Company Permit to which it is a party. During the Relevant Period, no Company Group Member or Affiliated Practice has received any written notice or communication from any Governmental Authority regarding any material violation of any Company Permit. There has not, during the Relevant Period, been any material Legal Proceeding or disciplinary proceeding or written notice by or from any Governmental Authority against any Company Group Member or any of the Affiliated Practices involving any Company Permit, including to revoke, cancel, terminate, suspend, restrict, modify or refuse to renew any Company Permit. To the Knowledge of Company, no such Legal Proceeding or disciplinary proceeding is threatened. The Company has made available to Parent all material written correspondence during the Relevant Period with Governmental Authorities alleging noncompliance with any Company Permit. No notice or filing needs to submitted in connection with this Agreement and the transactions contemplated hereby to a Governmental Authority prior to the Closing with respect to any Company Permits held by any Company Group Member or Affiliated Practice.

Section 2.9 Taxes.

(a)Each Company Group Member and Affiliated Practice has filed on a timely basis (taking into account all valid extensions of time to file that have been granted) all income and other material Tax Returns that are required to have been filed by such Company Group Member or Affiliated Practice and timely paid all income and other material Taxes required to be paid by the Company Group and the Affiliated Practices, as applicable (whether or not shown on a Tax Return). All such Tax Returns were accurate and complete in all material respects and were prepared in compliance with all Applicable Law. No Company Group Member or Affiliated Practice is the beneficiary of any extension of time (other than automatic extensions of time not requiring the consent of any Taxing Authority) within which to file any such Tax Return which has not yet been filed. The unpaid Taxes of the Company Group Members and the Affiliated Practices did not, as of the Company Balance Sheet Date, exceed the amount of any reserves or accruals specifically identified for Tax liability (not including any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Company Financial Statements. Since the Company Balance Sheet Date, neither the Company nor any Subsidiary nor the Affiliated Practice has incurred a liability for Taxes outside the Ordinary Course of Business. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of any Company Group Member or the Affiliated Practices. Each Company Group Member and each Affiliated Practice together (i) meet the requirements of an affiliated group under Section 1504(a) of the Code and corresponding or similar state laws relating to unitary businesses and combined reporting, (ii) are eligible to file a consolidated U.S. federal income Tax Return under Section 1502 of the Code, and (iii) are eligible for combined reporting in all states in which Tax Returns have been filed in such a manner.

(b)No Company Group Member or Affiliated Practice has received a written notice of a claim by a Taxing Authority in a jurisdiction where any Company Group Member or Affiliated Practice does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. No Company Group Member or Affiliated Practice is subject to any waiver of any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(c)Each Company Group Member and Affiliated Practice has withheld, collected and paid all material Taxes, social security charges and similar fees, Federal Insurance Contribution Act amounts, and Federal Unemployment Tax Act amounts required to be withheld, collected and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor, customer or other third party of any Company Group Member or Affiliated Practice, and have timely paid over any such Taxes and other amounts to the appropriate Governmental Authority in accordance with Applicable Law, and filed information Tax Returns to the extent required to be filed by each Company Group Member and Affiliated Practice with respect thereto, which were accurate and complete in all material respects.

(d)No audit, dispute, claim or other examination concerning any liability for Taxes of any Company Group Member or Affiliated Practice is in progress or has been claimed or raised in writing by any Taxing Authority. No Company Group Member or Affiliated Practice has received any written notice from a Taxing Authority indicating an intent to open an audit or examination related to Tax matters. No adjustment relating to any Tax Return filed by any Company Group Member or Affiliated Practice has been proposed by any Taxing Authority. No Company Group Member or Affiliated Practice is a party to or bound by any material closing or other similar agreement or ruling with any Taxing Authority. Correct and complete copies of all income, sales and use, value added, and other material Tax Returns of each Company Group Member and Affiliated Practice for all taxable periods remaining open under the applicable statute of limitations, and all examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of Taxes of each Company Group Member and Affiliated Practice have been made available to Parent prior to the Agreement Date. Section 2.9(d) of the Company Disclosure Schedule sets forth each jurisdiction where each Company Group Member and Affiliated Practice are required to file a Tax Return for the 2020 taxable year, including the type and amount of Tax required to be paid. No power of attorney in favor of a third party with respect to Taxes has been granted with respect to any Company Group Member or Affiliated Practice which will remain in effect following the Closing.

(e)No Company Group Member or Affiliated Practice has been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(f)No Company Group Member or Affiliated Practice has (i) participated in any “listed transaction,” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations, (ii) engaged in a transaction that would reasonably be expected to require the filing of an IRS Schedule UTP or (iii) participated or engaged in any other transaction that is subject to disclosure requirements pursuant to a corresponding or similar provision of state, local or non-U.S. Tax law. Each Company Group Member and Affiliated Practice has disclosed on its federal income Tax Returns positions taken therein that would reasonably be expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Tax law).

(g)No Company Group Member, Affiliated Practice or any predecessor of the foregoing has (A) ever been a party to or bound by any Tax Sharing Agreement nor does any Company Group Member or Affiliated Practice owe any material amount under any such agreement, (B) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (C) any potential liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by Contract, operation of Applicable Law, or otherwise (except pursuant to an agreement entered into in the Ordinary Course of Business the primary purposes of which was not Taxes), or (D) ever been a party to any joint venture, partnership or other agreement that would be treated as a partnership for U.S. federal income Tax purposes.

(h)No Company Group Member or Affiliated Practice has been the “distributing corporation” or the “controlled corporation” (in each case, within the meaning of Section 355(a)(1) of the Code) with respect to a transaction intended to be described in Section 355 of the Code within the two years preceding the Merger or otherwise as part of the same plan as the Merger.

(i)No Company Group Member or Affiliated Practice (nor Parent as a result of its acquisition of the Company) will be required to include any material income or gain or exclude any material deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax law) by reason of a change in a method of accounting, or use of an improper method of accounting, or otherwise (including as a result of the Transactions) for a taxable period that ends on or prior to the Closing Date, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. law) entered into on or prior to the Closing Date, (C) any intercompany transaction that could impact the consolidated Tax liability for any Tax period or portion thereof ending on or after the Closing Date (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) with respect to a transaction occurring before the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing Date, (E) any deferred revenue or prepaid amount received on or prior to the Closing Date, or (F) transactions entered into or investments made prior to the Closing governed by Section 951(a) or Section 951A of the Code. No Company Group Member or Affiliated Practice has made an election under Section 965(h) or Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. law).

(j)Each Company Group Member and Affiliated Practice use the accrual method of accounting for U.S. federal income Tax purposes.

(k)No Company Group Member or Affiliated Practice is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such other country. The Company has in its possession official foreign government receipts for any Taxes paid by it, or on its behalf, to any foreign Governmental Authority.

(l)No Company Group Member or Affiliated Practice has ever transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. No Company Group Member or Affiliated Practice is subject to a gain recognition agreement under Section 367 of the Code. No Tax ruling, clearance or consent has been issued to any Company Group Member or Affiliated Practice, and none of them has applied for any Tax ruling, clearance or consent. To the extent required by Applicable Law, each Company Group Member and Affiliated Practice have timely filed all reports and have created and/or retained all records required under Sections 6038, 6038A, 6038B, 6038C, 6046 and 6046A of the Code (and any comparable provisions of any non-U.S. Tax law). No Company Group Member has ever (i) participated in an international boycott as defined in Section 999 of the Code, (ii) been subject to any accumulated earnings Tax or personal holding company Tax, (iii) had branch operations in any foreign country, or (iv) incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(m)Each Company Group Member and Affiliated Practice has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code and the United States Treasury Regulations thereunder, including Section 482 and Treasury Regulations Section 1.6662-6, and any comparable provisions of any state, local or non-U.S. Laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology to the extent required by such Applicable Laws. All material transactions and agreements between the Company and any Subsidiary or any Affiliated Practice, between any Subsidiary of the Company and any other Subsidiary of the Company or between any Subsidiary of the Company and any Affiliated Practice have been effected on an arm’s length basis.

(n)The Company has made available to Parent all documentation relating to all Tax holidays, state incentive agreements and similar Tax benefits. Each Company Group Member and Affiliated Practice is currently in compliance with the requirements for all such Tax holidays, state incentive agreements and similar Tax benefits and have been in compliance since such holiday or benefit was originally claimed by the Company, applicable Subsidiary or Affiliated Practice. To the Knowledge of the Company, no Tax holiday, state incentive agreements or similar Tax benefit of the Company, any Subsidiary or Affiliated Practice will terminate or be subject to recapture or clawback by reason of the Transactions.

(o)The Company has made available to Parent complete and accurate copies of any written analysis (whether in final or draft form) prepared by, or on behalf of, the Company regarding whether any of the Tax attribute carryforwards of each Company Group Member and Affiliated Practice (including, but not limited to, net operating losses and Tax credits) is subject to limitation pursuant to Sections 382, 383 or 384 of the Code or pursuant to Treasury Regulations Sections 1.1502-15 or 1.1502-21(c) (or equivalent state or local Tax law).

(p)No Company Group Member or Affiliated Practice has taken any action, nor knows of any fact or circumstance, that could reasonably be expected to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) prevent or preclude the Company from delivering the Company Tax Representation Letter to Cooley LLP and the Company Tax Adviser in accordance with Section 4.13(f).

(q)The Company is and always has been a domestic corporation taxable under subchapter C of the Code for U.S. federal income tax purposes. Each Subsidiary of the Company and the Affiliated Practices is currently classified in accordance with the U.S. federal (and applicable state and local) income tax classification set forth next to its name on Section 2.9(q) of the Company Disclosure Schedule, and, unless otherwise indicated on Section 2.9(q) of the Company Disclosure Schedule, has always been so classified.

(r)No Company Group Member or Affiliated Practice has ever held an interest in any foreign legal entity, including, but not limited to, a “controlled foreign corporation” as defined in Section 957 of the Code or a “passive foreign investment company” as defined in Section 1297 of the Code.

(s)No shares of Company Capital Stock that were issued in connection with the performance of services and subject to vesting for which no valid and timely election was filed pursuant to Section 83(b) of the Code. The Company has delivered or made available to Parent true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS center with respect to any share of Company Capital Stock that was initially subject to a vesting arrangement issued by the Company to any of its employees, nonemployee directors, consultants or other service providers.

(t)Each Company Group Member and Affiliated Practice has collected, remitted and reported to the appropriate Taxing Authority all material sales, use, value added, excise and similar Taxes required to be so collected, remitted or reported pursuant to all applicable Tax laws. Each Company Group Member and Affiliated Practice has complied in all material respects with all Applicable Laws relating to record retention in respect of such Taxes (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(u)Except as set forth on Section 2.9(u) of the Company Disclosure Schedule, each Company Group Member and Affiliated Practice (i) has not deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) has properly complied with and duly accounted for all credits received under Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and Section 2301 of the CARES Act, (iii) has not deferred any payroll tax obligations (including those imposed by Section 3101(a) and 3201 of the Code) (for example, by failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, and (iv) has not sought, and do not intend to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(v)Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by the Company in this Section 2.9 and Section 2.10 are the sole and exclusive representations and warranties regarding Taxes or other Tax Returns.

Section 2.10 Employee Benefits and Labor Matters.

(a)The Company has made available to Parent a correct and complete list of all material (other than mandatory government or social security arrangements): (i) “employee benefit plans” as defined in Section 3(3) of ERISA, (ii) employee benefit plans and policies, and (iii) bonus, deferred compensation, change in control, incentive, equity award, severance, sick leave, vacation, loans, salary continuation, health, life insurance and educational assistance plans, policies, agreements or arrangements with respect to which any Company Group Member or Affiliated Practices has any obligation or liability, contingent or otherwise, with respect to any Company Personnel (collectively, the “Company Plans”). Complete and accurate copies of (i) all material Company Plans that have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions related to such material Company Plans, (iv) the two most recent annual reports filed on IRS Form 5500 and (for all funded plans) all plan financial statements for the last two (2) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination testing, and (vi) any written or electronic non-routine communications during the last two (2) years from or to the IRS, the Department of Labor or any other Governmental Authority with respect to a material Company Plan (including any voluntary correction submissions), have been delivered to Parent. No Company Plan is subject to the laws of a jurisdiction outside the United States.

(b)The Company Plans have been established and maintained in material compliance with all applicable provisions of ERISA, the Code and other Applicable Law. As of the date of this Agreement, there is no material pending or, to the Company’s Knowledge, threatened litigation relating to the Company Plans.

(c)No Company Group Member or Affiliated Practices nor any ERISA Affiliate has, during the past six (6) years, maintained or contributed to or had any actual or potential liability with respect to a benefit plan that was, at the relevant time, subject to Section 412 of the Code or Title IV of ERISA. At no time during the past six (6) years has the Company, the Affiliated Practices or any ERISA Affiliate been obligated to contribute to or had any actual or potential liability with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)The Company Plans intended to qualify under Section 401(a) of the Code are, to the Knowledge of the Company, so qualified, and any trusts intended to be exempt from federal income taxation under the Code are, to the Knowledge of the Company, so exempt. To the Knowledge of the Company, nothing has occurred with respect to the operation of the Company Plans that is reasonably likely to cause the loss of such qualification or exemption. Each such Company Plan is subject to a favorable determination letter from the IRS or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period.

(e)All material contributions required to have been made under any of the Company Plans or by Applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made.

(f)None of the Company Plans require post-employment life or health coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state law.

(g)Each Company Option was originally granted with an exercise price that the Company Board, based on a reasonable valuation method, determined to be no less than the fair market value of a share of Company Common Stock on the date of grant.

(h)The Company has provided Parent with, in one or more documents, a list of all current Company Personnel providing services to any Company Group Member or any Affiliated Practices as of the date of this Agreement, and correctly reflects, in all material respects: (i) their employee identification number; (ii) their years of service; (iii) their location of employment or where such individual provides services; (iv) their status as an, employee, consultant, or independent contractor; (v) their job titles, positions, or a description of their contracted services rendered to any Company Group Member; (vi) their full-time, part-time, or temporary status; (vii) their base salaries or base hourly wage or contract rate; (viii) their target bonus rates or target commission rates; and (ix) their exempt or non-exempt status (as applicable) under the Fair Labor Standards Act or any other similar state laws. All employees of the Company Group Member and the Affiliated Practices are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination from employment based on service before that date or as required under Applicable Law. All employees of the Company Group Member and the Affiliated Practices are employed on an “at-will” basis and their employment can be terminated at any time for any reason without notice or payment of severance or other compensation or consideration being owed to such individual other than amounts owed as of the date of termination from employment based on service before that date or as required under Applicable Law.

(i)Each of the Company Group Member’s and Affiliated Practices’ relationships with each individual independent contractor, consultant or other non-employee service provider directly engaged by it can be terminated at any time for any reason without notice or any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination.

(j)Neither the execution and delivery of this Agreement or the other Transaction Agreements nor the consummation of the Transactions, whether alone or in combination with any other event under any Company Plan (i) will entitle any Company Personnel to any severance pay or any increase in severance pay upon termination of employment after the Agreement Date, (ii) will accelerate the time of payment or vesting or result in any material payment or funding of compensation or benefits or (iii) is reasonably expected to result in any amounts paid or payable by any Company Group Member or Affiliated Practice that constitute “parachute payments” within the meaning of Section 280G of the Code. Neither any Company Plan or any other arrangement requires any Company Group Member to provide any Tax gross ups or indemnification, whether under Sections 409A or 4999 of the Code or otherwise.

(k)Any individual who performs services for any Company Group Member or Affiliated Practice and who is classified by such Company Group Member or Affiliated Practice as a consultant, independent contractor, or other non-employee is, to the Knowledge of the Company, properly classified under applicable federal and state Tax and other Applicable Law.

(l)None of the employees of any Company Group Member or Affiliated Practice is represented in his, her or its capacity as an employee of any Company Group Member or Affiliated Practice by any labor organization. No Company Group Member or Affiliated Practice is a party to or subject to any collective bargaining or other labor agreements. No Company Group Member or Affiliated Practice has experienced any union organization campaign, strike, labor disputes, work stoppage, or slowdowns due to labor disagreements. To the Company’s Knowledge, there is no organizing campaign, strike, labor dispute, work stoppage or slowdown pending or threatened against any Company Group Member or Affiliated Practice.

(m)Each Company Group Member and Affiliated Practice is in compliance in all material respects with Applicable Laws relating to employment and labor, including all such Applicable Laws relating to payment of wages, hours of work, the Worker Adjustment and Retraining Notification Act and any similar state or local “mass layoff” or “plant closing” law (“WARN”), collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, classification of workers as independent contractors or employees, classification of employees as exempt or non-exempt, and the collection and payment of withholding and/or social security Taxes and any similar Tax. There has not been, within the past five (5) years, a “mass layoff,” “plant closing,” or similar event (as defined by WARN) with respect to any Company Group Member or Affiliated Practice. There are no claims, charges, complaints, grievances, arbitrations, investigations or other Legal Proceedings against any Company Group Member or Affiliated Practice pending, or to the Company’s Knowledge, threatened to be brought or filed, by or with any Governmental Authority or arbitrator in connection with the employment or engagement of any applicant, Company Personnel, or other individual service provider of any Company Group Member. To the Knowledge of the Company, during the last five (5) years, no allegations of harassment or misconduct have been made against (i) any Key Employee, officer, or director of any Company Group Member or Affiliated Practice or (ii) any Company Personnel who, directly or indirectly, supervises other employees. No Company Group Member or Affiliated Practice has entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any Company Personnel.

Section 2.11 Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to be material to the Company Group and the Affiliated Practices taken as a whole, (i) each Company Group Member and Affiliated Practice is, and has been during the Relevant Period, in compliance with all applicable Environmental Laws, (ii) during the Relevant Period, No Company Group Member nor the Affiliated Practices has received any written notice of any actual or alleged violation of applicable Environmental Laws by, or with respect to the operation of the businesses of, any Company Group Member or the Affiliated Practices, (iii) no Legal Proceedings are pending or, to the Knowledge of the Company, threatened against any Company Group Member or Affiliated Practice relating to an actual or alleged violation of any applicable Environmental Laws by any Company Group Member or Affiliated Practice and (iv) to the Knowledge of the Company, as of the date hereof, there are no investigations of the businesses of any Company Group Member or Affiliated Practice pending or threatened that would reasonably be expected to result in any Company Group Member or Affiliated Practice incurring any liabilities under applicable Environmental Law or concerning treatment of Hazardous Materials. No Company Group Member nor the Affiliated Practices have treated, stored, disposed of, arranged for or permitted the disposal of, handled, released or exposed any Person to any Hazardous Materials on, in or under any real property, or owned or operated any property contaminated by any such Hazardous Materials, in each case that has resulted in or would result in material liability to any Company Group Member or Affiliated Practice under Environmental Laws.

Section 2.12 Contracts.

(a)Section 2.12(a) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a complete and correct list of each of the following Contracts (other than any Company Plans or Contracts solely between Company Group Members and/or Affiliated Practices, with the exception of Section 2.12(a)(xx)) to which any Company Group Member or Affiliated Practice is a party (the Contracts and other documents required to be listed in Section 2.12(a) of the Company Disclosure Schedule, each a “Material Contract”):

(i)Contracts with a Significant Customer or Significant Supplier;

(ii)the Expansion Agreement, as amended, Sale Notice Side Letter, Right of First Refusal Agreement, Humana Affiliated Partner Agreements, Physician Participation Agreements and all other agreements between Humana and any Company Group Member or Affiliated Practice;

(iii)Contracts where the Company has transferred or has agreed to transfer ownership of any Company-Owned IP Rights to any unaffiliated Person;

(iv)All licenses pursuant to which any third party is authorized to use any Company-Owned IP Rights, other than under any customary and nonexclusive licenses granted in the Ordinary Course of Business, including to suppliers, service providers, consultants, independent contractors, employees, channel partners, and direct and indirect customers;

(v)Other than (A) “shrink wrap” and other licenses for generally available commercial Software or technology with annual fees of $75,000 or less or under standard end user object code licenses to such Software, or (B) licenses granted (i) solely for the purpose of allowing the Company Group Members to provide services to such licensor or (ii) that are otherwise incidental to and not material to performance under the applicable Contract, all licenses pursuant to which the Company or a Subsidiary is authorized to use any Third-Party IP Rights;

(vi)Contracts pursuant to which any third party developed any software, technology or Intellectual Property, independently or jointly, either by or for any Company Group Member or Affiliated Practice, which software, technology or Intellectual Property is used or incorporated into any products or services of the Company (other than generally available commercial Software or technology, employee invention assignment agreements and consulting agreements on the Company’s standard form of agreement, copies of such standard form which have been provided to Parent);

(vii)Contracts for the acquisition, sale or lease of material properties or a material portion of assets of any Company Group Member or Affiliated Practice (by merger, purchase or sale of stock or assets or otherwise) in each case with a fair market value in excess of $200,000 other than for Contract entered into in the Ordinary Course of Business;

(viii)any loan or credit agreement, mortgage, indenture, note or other Contract evidencing indebtedness for borrowed money (contingent or otherwise but excluding any letter of credit) by any Company Group Member or Affiliated Practice, or any Contract pursuant to which indebtedness for borrowed money (contingent or otherwise but excluding any letter of credit) may be incurred or is guaranteed by a Company Group Member or Affiliated Practice, or any guarantees by third parties for the benefit of any Company Group Member or Affiliated Practice, in each case, in an aggregate principal amount in excess of $100,000;

(ix)Mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien (other than Permitted Liens) on any material property or assets of any Company Group Member or Affiliated Practice other than for capital equipment in the Ordinary Course of Business;

(x)any Contract for capital expenditures in excess of $100,000 individually or $300,000 in the aggregate;

(xi)Contracts containing a covenant expressly limiting in any material respect the freedom of any Company Group Member or Affiliated Practice (or that would limit in any material respect the freedom of Parent, the Surviving Corporation and their respective Subsidiaries after the Closing) to (I) engage in any business with any Person or in any geographic area or to compete with any Person or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(xii)Contracts obligating any Company Group Member or Affiliated Practice (or that would limit in any material respect the freedom of Parent, the Surviving Corporation and their respective Subsidiaries after the Closing) to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party, or granting any Person “most favored nation” or similar status with respect to any Company Group Member’s or Affiliated Practice’s products or services;

(xiii)Contracts for the currently active leases or subleases or licenses of real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property to or by any Company Group Member or Affiliated Practice, other than leases, subleases or licenses that do not involve aggregate payments in excess of $100,000 over the 12-month period ending December 31, 2020 or the 12-month period ending December 31, 2021;

(xiv)(A) any Contract for the employment or engagement of any current Company Personnel that provides for gross annual compensation in excess of $150,000; (B) any Contract for the employment or engagement of any current Company Personnel that is not immediately terminable by the Company at-will without notice, severance, cost or liability; and (C) any Contract that provides for retention payments, change of control payments, accelerated vesting, or any payment or benefit that may or will become due to any Company Personnel or any other Person on account of the consummation of the Merger or any other transaction contemplated by this Agreement;

(xv)Contracts (other than those listed in Section 2.12(a)(xiii) of the Company Disclosure Schedule and Contracts with respect to compensation for services rendered by such officer, director or employee in the ordinary course or as otherwise provided for pursuant to a Company Plan) with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock;

(xvi)any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by any of the Company Group Members in the Ordinary Course of Business or in connection with a potential sale or financing transaction in the nine (9) months prior to the date of this Agreement;

(xvii)any settlement agreement of any Legal Proceeding entered into during the Relevant Period which would require the Company to pay consideration in excess of $150,000;

(xviii)any Contracts set forth on Section 2.3(c) of the Company Disclosure Schedule;

(xix) (A) any partnership or joint venture Contract, (B) any Contract that involves any sharing of revenues, profits or losses with one or more Persons, or (C) any Contract that involves the payment of royalties to any other Person;

(xx)Contracts between each Affiliated Practice and/or its shareholders and any Company Group Member, including any management agreement and any participation agreement relating to the Centers for Medicare and Medicaid Services (“CMS”) Direct Contracting model;

(xxi)Contracts with a third party payor or involving a third party payor program during the calendar year ended December 31, 2020; and

(xxii)Contracts with a Governmental Authority, including any agreements involving participation in the CMS Direct Contracting model.

(b)Each of the Material Contracts is valid, binding and in full force and effect and, assuming due execution and delivery by the other parties thereto, is enforceable in accordance with its terms by any Company Group Member, subject to the Bankruptcy and Equity Exception. No Company Group Member or Affiliated Practice nor, to the Knowledge of the Company, any other Person is in default in any material respect under any Material Contract except for any such default that would not reasonably be expected to be material to the Company Group or any Affiliated Practice taken as a whole. To the Knowledge of the Company, no condition exists that, with notice or lapse of time or both, would (i) constitute a default in any material respect under any Material Contract by Company Group Member or Affiliated Practice or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to accelerate the maturity or performance of any obligation of any Company Group Member or Affiliated Practice under any Material Contract, or (C) the right to cancel, terminate or modify any Material Contract, except for any such defaults or rights (which if exercised) that would not reasonably be expected to be material to the Company Group or any Affiliated Practice taken as a whole. No Company Group Member or Affiliated Practice has received any written notice or, to the Knowledge of the Company, other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. True, correct and complete copies of all Material Contracts have been provided to Parent at least two Business Days prior to the Agreement Date.

Section 2.13 Title to Properties. Each Company Group Member and/or Affiliated Practice (a) has good and valid title to all tangible assets used by such Company Group Member and/or Affiliated Practice in the conduct of their respective businesses as currently conducted and that are, individually or in the aggregate, material to the Company Group Members’ and Affiliated Practices’ business or financial condition on a consolidated basis (except properties sold or otherwise disposed of since the Agreement Date in the Ordinary Course of Business and not in violation of this Agreement), free and clear of all Liens except Permitted Liens, (b) is the lessee or sublessee of all leasehold estates and leasehold interests used by the Company Group and the Affiliated Practices in the conduct of its business as currently conducted (or acquired after the Agreement Date) that are, individually or in the aggregate, material to Company Group Members’ business taken as a whole, other than any such leaseholds whose scheduled terms have expired subsequent to the Agreement Date and (c) does not own any real property, and has never owned any real property. For the avoidance of doubt, the representations and warranties contained in this Section 2.13 do not apply to ownership of, or Permitted Liens with respect to, Intellectual Property, which matters are addressed solely in the representations and warranties set forth in Section 2.14.

Section 2.14 Intellectual Property.

(a)Certain Defined Terms. As used herein, the following terms shall have the meanings indicated below:

(i)“Company IP Rights” means (A) any and all Intellectual Property for which the Company Group or the Affiliated Practices are granted or purports to be granted any license to Intellectual Property; and (B) any and all Company-Owned IP Rights.

(ii)“Company-Owned IP Rights” means any and all Intellectual Property that any Company Group Member or Affiliated Practice owns or purports to own.

(iii)“Company Registered Intellectual Property” means all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent to use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case under (A)-(D) to the extent registered or filed in the name of, and owned by, the Company Group or the Affiliated Practices.

(iv)“Intellectual Property” means any and all industrial and intellectual property and all rights associated therein, throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof, all inventions (whether patentable or not), all rights in invention disclosures, improvements, trade secrets, proprietary information, proprietary processes and formulae, all rights in designs and any registrations and applications therefor, all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name registrations, all copyrights, copyright registrations and applications therefor (including copyrights in Software), all rights in data compilations, data analytics, databases and data collections, and any similar or equivalent rights to any of the foregoing.

(v)“Software” means all computer software, firmware and programs, in any form, including, development tools, library functions, compilers, algorithms, and platform and application software, whether in source code or object code format, and all documentation related thereto.

(vi)“Third-Party IP Rights” means any Intellectual Property owned or licensed by a third party.

I.Company Registered Intellectual Property. Section 2.14(b) of the Company Disclosure Schedule lists, as of the date hereof, all Company Registered Intellectual Property, including the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Each Company Group Member and Affiliated Practices has taken reasonable actions to prosecute and maintain such Company Registered Intellectual Property. In each case except as would not be material and adverse to the business of the Company Group and the Affiliated Practices taken as a whole as currently conducted, (i) all registration, maintenance and renewal fees due in connection with such Company Registered Intellectual Property have been paid and (ii) all documents, recordations and certificates in connection with such Company Registered Intellectual Property required to be filed have been filed with the relevant patent, copyright, trademark or other similar Intellectual Property authorities in the United States and applicable foreign jurisdictions for the purposes of prosecuting and maintaining such Company Registered Intellectual Property.

(b)Title. The Company Group and the Affiliated Practices own and have good and exclusive title to each item of Company-Owned IP Rights, free and clear of any Liens (other than Permitted Liens).

(c)Sufficiency. The Company IP Rights constitute all Intellectual Property used by the Company Group in the conduct of the business of the Company Group and the Affiliated Practices as currently conducted; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property rights.

(d)Non-Infringement of Thirty-Party Intellectual Property Rights. The operation of the business of the Company Group and the Affiliated Practices as such business is currently and has been conducted during the Relevant Period, does not infringe or misappropriate any Third-Party IP Rights. There is currently no pending Legal Proceeding, and no Company Group Member has received any written notice in the Relevant Period, involving a claim of infringement or misappropriation of any Third-Party IP Rights by any Company Group Member.

(e)Non-Infringement by Third Parties. To the Knowledge of the Company, there currently is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights, by any Company Group Member or Affiliated Practice, including former employees and current or former consultants of the foregoing, or to the Knowledge of the Company by any third party. No Company Group Member or Affiliated Practice has instituted any Legal Proceedings in the Relevant Period for infringement or misappropriation of any Company-Owned IP Rights.

(f)Contributors. The Company Group and each Affiliated Practice has secured from all founders, consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any material Company-Owned IP Rights for the Company Group and each Affiliated Practice (each, a “Contributor”), unencumbered and unrestricted exclusive ownership of, all of the Contributors’ Intellectual Property rights in such contribution that the Company does not already own by operation of law. No Contributor owns or, to the Knowledge of the Company, has claimed in writing any rights of use, licenses, or ownership interest whatsoever with respect to any Company-Owned IP Rights developed by the Contributor for any Company Group Member or Affiliated Practice. Without limiting the foregoing, each Company Group Member and Affiliated Practice have obtained written and enforceable proprietary information and invention disclosure and Intellectual Property rights assignments from all current and former Contributors for the Company-Owned IP Rights to the extent not owned by any Company Group Member by operation of law.

(g)No Impact on Company IP Rights. The consummation of the Transactions will not cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Company IP Right, or (b) additional payment obligations by any Company Group Member or Affiliated Practice in order to use or exploit any material Company IP Rights to the same extent as such Company Group Member or Affiliated Practices was permitted before the Agreement Date.

(h)Confidential Information. The Company Group and each Affiliated Practice has taken reasonable best steps to protect and preserve the confidentiality of all confidential or non-public information (“Confidential Information”) in the Relevant Period including but not limited to requiring the execution of a non-disclosure, confidentiality, or similar agreement before Confidential Information is disclosed to or made accessible to an external party.

Section 2.15 Privacy and Security.

(a)During the Relevant Period, the Company Group and the Affiliated Practices have (i) complied and are currently in compliance in all material respects with all Privacy Obligations in conducting their business, and (ii) complied and are currently in compliance in all material respects with their respective internal and published policies relating to the use, collection, storage, disclosure and transfer of any Personal Data collected by or on behalf of or maintained by or on behalf of the Company Group or the Affiliated Practices. The execution, delivery and performance of this Agreement will comply with all applicable Privacy Obligations, and the consummation of the Transactions will not violate any Privacy Obligations.

(b)During the Relevant Period, each Company Group Member and each Affiliated Practice have maintained and operated in material compliance with reasonable physical, technical, organizational and administrative security measures and policies designed to protect all Personal Data collected by them or on their behalf against unauthorized access, use or disclosure. During the Relevant Period, each Company Group Member and each Affiliated Practice has maintained and updated internal and external privacy notices, policies and procedures relating to data privacy and security to the extent required by applicable Privacy Laws.

(c)During the Relevant Period, each Company Group Member and each Affiliated Practice has, as applicable, performed all legally required surveys, audits, inventories, review, analyses or assessments, including HIPAA security rule risk assessments required under 45 C.F.R. 164.306 and 164.308(a)(1)(ii)(A) and any security risk assessments as required under any other Privacy Law (collectively, the “Security Risk Assessment”) and created and maintained documentation in material compliance with 45 C.F.R. 164.316. Each Company Group Member and each Affiliated Practice has taken all reasonable best efforts to address all material threats and deficiencies identified in such Security Risk Assessment in accordance with all Privacy Obligations.

(d)Except as set forth in Section 2.15(d) of the Company Disclosure Schedule, during the Relevant Period, no Company Group Member or Affiliated Practice (to the extent that any Company Group Member has current liability therefor) has experienced a “breach of unsecured protected health information” as these terms are defined at 45 C.F.R. § 164.402 or a Data Breach reportable under any Privacy Law or any other material unauthorized uses or disclosures, security incidents or breaches of Personal Data or other non-public information of Company Group Member or any Affiliated Practice.

Except as set forth in Section 2.15(d) of the Company Disclosure Schedule, during the Relevant Period, no Company Group Member or Affiliated Practice has been legally required under any Privacy Law or other Applicable Law to provide notice to any individuals, customers, third parties, or Governmental Authorities regarding any such breach.

(e)To the Knowledge of the Company, during the Relevant Period, no Company Group Member or Affiliated Practice has been, nor is under investigation by any Governmental Authority for a violation of any Privacy Laws or any Data Breach required to be reported under any Privacy Laws; and, during the Relevant Period, no Company Group Member or Affiliated Practice has received any written notices, inquiries or other communications from any Governmental Authority (including but not limited to from the United States Department of Health and Human Services Office for Civil Rights, Department of Justice, Federal Trade Commission, or the Attorney General of any state) relating to any such violations or Data Breach.

(f)No Company Group Member or Affiliated Practice transmits to or stores any Personal Data outside of the United States as of the date hereof and, to the Company’s Knowledge, no Company Group Member or Affiliated Practice have in effect any Contract with any third-party vendor under which the third-party vendor transmits or stores any Personal Data received from any Company Group Member or Affiliated Practice or any of their customers outside of the United States.

(g)The Company Group and the Affiliated Practices have entered into “Business Associate Agreements” (as defined in HIPAA) in all circumstances in which the Company Group and the Affiliated Practices have been or are required to enter into such Business Associate Agreements. Such Business Associate Agreements are in compliance with HIPAA in all material respects, and the Company Group and the Affiliated Practices are in material compliance with the terms of all Business Associate Agreements. To the Knowledge of the Company, no business associate has, in the Relevant Period, breached any such Business Associate Agreement.

(h)The Company Group Members and the Affiliated Practices hold all necessary material authorizations, consents, permissions and contractual rights necessary to use and disclose “Protected Health Information” (as defined by HIPAA) and de-identified health information in the manner in which it is currently used and disclosed by Company Group and Affiliated Practices.

Section 2.16 Health Care Regulatory.

(a)Each Company Group Member and Affiliated Practice is, and during the Relevant Period has been, operating in material compliance with all Healthcare Laws. During the Relevant Period, no Company Group Member or Affiliated Practice has received any written or, to the Knowledge of the Company, oral notice or other communication from any Governmental Authority of any material violation or alleged material violation of any applicable Healthcare Law. During the Relevant Period, no Company Group Member or Affiliated Practice has been subject to any material adverse inspection, finding, penalty assessment or other Legal Proceedings or, to the Knowledge of the Company, investigation or non-routine audit by any Governmental Authority. To the Knowledge of the Company, there are no pending, or threatened, Legal Proceedings alleging that any Company Group Member or Affiliated Practices is in violation of any Healthcare Law. As of the Agreement Date, no Company Group Member or Affiliated Practice intends to close or cease operation of any their respective medical or clinical offices.

(b)No Company Group Member or Affiliated Practice is, or has been during the Relevant Period, with respect to any Governmental Authority, a party to any corporate integrity agreement, judgment, order, deferred prosecution agreement, monitoring agreement, consent decree or settlement agreement that (A) requires the payment of money by any Company Group Member or Affiliated Practice to any Governmental Authority, (B) require any recoupment of money from any Company Group Member or Affiliated Practices by any Governmental Authority or (C) prohibit or materially limits any activity currently conducted by any Company Group Member or Affiliated Practices under any Healthcare Law. To the Knowledge of the Company, no Company Group Member or Affiliated Practice is a defendant or named party in any unsealed qui tam/False Claims Act litigation.

(c)The Company Group and the Affiliated Practices have and maintain procedures to screen all directors, officers, employees, independent contractors and agents against the U.S. Department of Health & Human Services Office of Inspector General’s List of Excluded Individuals/Entities database and the General Services Administration’s System for Award Management database no less frequently than once per month. No Company Group Member, Affiliated Practice nor any of their respective directors or officers, nor to the Knowledge of the Company or any Affiliated Practice, any of their employees, independent contractors or agents, (i) has been or is currently debarred, excluded, or suspended from contracting with the federal or state government or from participating in any payment program, including Governmental Programs and Private Programs (defined below), (ii) has been, is currently subject to or threatened with, an investigation or proceeding that could reasonably be expected to result in such debarment, exclusion or suspension, or (iii) has been assessed or threatened in writing with assessment of civil monetary penalties pursuant to 42 C.F.R. Part 1003.

(d)Each physician, nurse practitioner, physician’s assistant, nurse, physical therapist, licensed clinical social worker or other healthcare, behavioral or social work professional (each, a “Care Professional”) currently employed by or providing services on behalf of the Company Group Member or the Affiliated Practices that requires a Permit to provide any such services is duly licensed, certified or credentialed, as applicable, pursuant to applicable Healthcare Laws and, to the Knowledge of the Company, as of the date hereof, such license or certification is not subject to suspension, cancellation, withdrawal, revocation or modification or restriction in any manner that would prevent such Person from providing services to the Company Group Members, the Affiliated Practices or any customer or client of any Company Group Member or Affiliated Practice in the Ordinary Course of Business. To the Knowledge of the Company, no Care Professional has been: (i) convicted, under any Healthcare Laws of a criminal offense in connection with the delivery of healthcare services; (ii) a party to any Legal Proceedings instituted by any hospice agency, licensure board, third-party payor, customer or Governmental Authority alleging a violation of any Healthcare Law or applicable Permit by such Care Professional; or (iii) notified, or is aware of, of any inquiry, investigation or similar proceeding instituted by any Governmental Authority for alleged violation of any Healthcare Law by such Care Professional, or, to the Knowledge of the Company, been disciplined or sanctioned, by any Governmental Authority for an alleged violation of any Healthcare Law.

(e)The Company Group and the Affiliated Practices (i) are and have been eligible and certified for participation and reimbursement under Federal Health Care Programs (the Federal Health Care Programs and such other similar state reimbursement or governmental health care programs are referred to collectively as “Governmental Programs”) for which any Company Group Member or Affiliated Practice presently receiving payments; (ii) currently participate in Governmental Programs and in private, non-Governmental Programs (including any private insurance program) (such private, non-Governmental Programs, including any private insurer, health maintenance organization, preferred provider organization, prepaid plan, health service plan or other third-party payor are referred to collectively as “Private Programs”) pursuant to provider agreements under which the Company Group and the Affiliated Practices directly or indirectly are presently receiving payments; and (iii) are in good standing with Governmental Programs and Private Programs (collectively, “Payors”) in which the Company Group and the Affiliated Practices participate or receive payments. No Company Group Member or Affiliated Practice has received written notice that any are subject to any material restriction, limitation, revocation or termination of its provider status under any Payors or any other third-party payor program. Each Company Group Member and Affiliated Practice has obtained and maintained all provider agreements, certifications and authorizations required from any Payors or any entity acting on behalf of such Payors, and have obtained and maintained eligibility and good standing for reimbursement from such Payors.

Except as set forth on Section 2.16(e) of the Company Disclosure Schedule, each Company Group Member and Affiliated Practice is in compliance with all material requirements, including all material billing, coding (including Hierarchical Condition Category coding) and reserve requirements, of each Payor. The Company Group and the Affiliated Practices are in compliance with all material requirements of its agreements involving participation in the CMS Direct Contracting model.

(f)Within the Relevant Period, there has been no material pending or, to the Knowledge of the Company, threatened (a) audit (including Medicare Risk Adjustment Data Validation audits), claims review, recoupment, refund, set-off, challenge, suit or other penalty action or proceeding against any Company Group Member or Affiliated Practice pursuant to any Governmental Program or Private Program; or (b) material voluntary disclosure or repayment to any Governmental Authority or Payor, in each case other than in the Ordinary Course of Business. Except as set forth on Section 2.16(f) of the Company Disclosure Schedule, no Governmental Authority or Payor has imposed a fine, penalty or other sanction on any Company Group Member or Affiliated Practice.

(g)During the Relevant Period, no Company Group Member or Affiliated Practice has received written notice in connection with any regulatory or customer audits of any material non-compliance with applicable Healthcare Laws or contractual requirements. Each Company Group Member and Affiliated Practices, to the extent applicable, complies in all material respects with all mandatory reporting requirements of any Governmental Authority.

(h)No Company Group Member or Affiliated Practice has submitted, or caused to be submitted, any claim for payment to any Federal Health Care Program or Payor in material violation of any Healthcare Law or requirements of any Federal Health Care Program or Payor. No Company Group Member or Affiliated Practice has received any written notice from any third party for any such violation or any allegation of a material billing or coding mistake, overpayment, false claim or fraud relating to any product or service provided or billed by any Company Group Member or Affiliated Practice. Each Company Group Member and the Affiliated Practices have timely paid or made provision to pay any identified overpayment received from any Governmental Authority or Payor.

(i)During the last six (6) years, no Company Group Member or Affiliated Practice, nor any of their respective directors, officers or employees, nor to the Knowledge of the Company or any Affiliated Practice, any of their independent contractors, or agents, has offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Healthcare Law; or (ii) to purchase, lease, order, arrange for or recommend purchasing, leasing or ordering any good, facility, service or item in violation of any Healthcare Law or to obtain or maintain favorable treatment in securing business in violation of any applicable Healthcare Law.

(j)The Company’s operation of the Company Option Plan and the Care Professionals’ participation in the Company Option Plan, including the issuance or receipt of Company Phantom Stock Awards, Company Options, and the exercise of Company Options, have not caused the Company Group Members and/or Affiliated Practices to operate out of material compliance with any Healthcare Laws, including the Stark Law and the Anti-Kickback Statute.

(k)Section 2.16(k) of the Company Disclosure Schedule sets forth the date and amount of each grant received by any Company Group Member or Affiliated Practice from all CARES Act (as amended), Families First Coronavirus Response Act and Health Care Enhancement Act stimulus fund programs, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program or from the U.S. Department of Health and Human Services Provider Relief Fund (together with any additional CARES Act stimulus funds hereafter received by any Company Group Member or Affiliated Practice, the “Stimulus Funds”). Each Company

Group Member or Affiliated Practice is, and at all times have been, in material compliance with all laws and requirements established by any Governmental Authority relating to the Stimulus Funds, including the maintenance of accounting records associated with the Stimulus Funds in compliance with their respective terms and conditions and related guidance available as of the date hereof, in each case listed by each tax identification number of each Company Group Member and Affiliated Practice, as applicable. Each Company Group Member and Affiliated Practice has used such Stimulus Funds in accordance with Applicable Laws and requirements established by any Governmental Authority relating to the Stimulus Funds. Further, any Stimulus Funds that have not been so used were either refunded to the U.S. Department of Health and Human Services or other applicable Governmental Authority or are being maintained in the bank account(s) of each Company Group Member or Affiliated Practice and have not been distributed to any Person, or otherwise utilized or expended. Each Company Group Member and Affiliated Practice has submitted all material documentation required to-date with respect to receipt and retention of the Stimulus Funds.

(l)The Company created and maintains an electronic health records system (“EHR”), Chirp, that was first certified on December 24, 2020. The Company represents and warrants that Chirp is, and is operated, in material compliance with all applicable Healthcare Laws, including the Cures Act and CEHRT Laws. Further, the Company is working towards compliance with the Cures Act requirements as of the effective compliance date, currently set for April 5, 2021. The Company has not received written or, to the Knowledge of the Company, oral notice or other communication from any Governmental Authority of any violation or material deficiency involving Chirp.

(m)No Company Group Member or Affiliated Practice develops, tests, investigates, produces, manufactures, labels, distributes, markets, stores, sells, imports, or exports any products that are subject to the jurisdiction of the U.S. Food & Drug Administration or any comparable Governmental Authority.

Section 2.17 Insurance. Section 2.17 of the Company Disclosure Schedule sets forth a correct and complete list of all insurance policies maintained by the Company Group and the Affiliated Practices (the “Policies”) as of the Agreement Date, including the name of the insurer under each such Policy, the type of Policy, the coverage amount and any applicable deductible and any other material provisions as well as all material claims made under such Policies since inception. Each Company Group Member and Affiliated Practice maintain the Policies with at least a scope and amount required by Applicable Law and Contracts to which any Company Group Member is a party or by which any Company Group Member is bound. The Policies are in full force and effect and all premiums due and payable under such Policies have been paid on a timely basis. No Company Group Member or Affiliated Practice is in material breach or default, and no Company Group Member or Affiliated Practice has taken any action or failed to take any action that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or material modification, of any of the Policies. The Company Group has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such Policies.

Section 2.18 Title to Properties; Absence of Liens; Condition and Sufficiency of Assets.

(a)No Company Group Member owns any real property.

(b)Section 2.18(b) of the Company Disclosure Schedule sets forth a list, as of the Agreement Date, of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from any Company Group Member or otherwise used or occupied by any Company Group Member for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (“Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which any Company Group Member is bound. There is not, under any of such Lease Agreements, any existing default (or event which with notice or lapse of time, or both, would constitute a default) which would be material to the operation of the business of the Company Group, and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. No Company Group Member has received any notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied or withdrawn.

(c)Each Company Group Member has good title to, or valid leasehold interest in all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Company Audited Financial Statements or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased tangible properties and assets, valid leasehold interests in such properties and assets that afford each Company Group Member, as applicable, valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens.

(d)The properties, rights, interests and other tangible and intangible assets (other than Intellectual Property) owned, leased or licensed by the Company Group constitute all of the properties, rights, interests and other tangible and intangible assets that are used by the Company Group in, or that are otherwise necessary for, the continued conduct or operation of the business of the Company Group in substantially the same manner as conducted as of the date of this Agreement.

(e)All material machinery, equipment, and other tangible assets of the Company Group currently being used in the conduct of the business of the Company have been maintained in all material respects in accordance with generally accepted industry practice (giving due account to the age and length of use and ordinary wear and tear), are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate and suitable for the uses to which they are being put. No maintenance of such assets has been materially deferred by the Company Group.

Section 2.19 Related Party/Affiliate Transactions.

(a)(i) There are no Contracts or other obligations between any Company Group Member or any Affiliated Practice, on the one hand, and any Related Party, on the other hand, other than Contracts with respect to compensation for services rendered by such officer, director or employee in the ordinary course of employment or as otherwise provided for pursuant to a Company Plan and excluding in all cases for purposes of this Section 2.19 with respect to institutional and venture capital investors of the Company, interests in portfolio companies in transactions occurring in the Ordinary Course of Business, (ii) no Related Party provides, or causes to be provided, any goods or services to any Company Group Member or Affiliated Practice, other than employment and director services and (iii) no Company Group Member or Affiliated Practice provides or causes to be provided goods or services to any Related Party, other than goods or services of a type available to employees and directors of any Company Group Member or Affiliated Practice generally. To the Knowledge of the Company, there are no Contracts with respect to contribution or indemnification between or among any of the Stockholders. For purposes of this Section 2.19, “Related Party” means (x) any Affiliate, director, officer or employee of any Company Group Member, (y) any Stockholder holding 5% or more of the Company’s or any Affiliated Practice’s outstanding equity interests; and (z) to the Knowledge of the Company, any relative or spouse of any of the foregoing Persons.

(b)Section 2.19(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between any Company Group Member or Affiliated Practice and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Stockholder Agreements”).

Section 2.20 Brokers and Other Advisors. Other than Credit Suisse Securities (USA) LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions.

Section 2.21 Anti-Corruption Laws. During the last three (3) years, no Company Group Member or Affiliated Practice nor, to the Knowledge of the Company, any of their respective directors, officers, representatives, agents or employees, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any similar Applicable Law, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature, in each case, except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company Group or any Affiliated Practice, taken as a whole.

Section 2.23 Significant Customers and Suppliers.

(a)No Company Group Member or Affiliated Practice has any outstanding material disputes concerning any of its products and/or services with any customer or distributor who, for the year ended December 31, 2020, was one of the five (5) largest sources of revenues for the Company Group, based on amounts paid or payable with respect to such period (each, a “Significant Customer”), and no Company Group Member or Affiliated Practice has received written notice of any material dissatisfaction on the part of any Significant Customer with respect to any of its products and/or services. Each Significant Customer is listed on Section 2.22(a) of the Company Disclosure Schedule. As of the date hereof, no Company Group Member or Affiliated Practice has received any written notice from any Significant Customer that such Significant Customer shall not continue as a customer of any Company Group Member or Affiliated Practice (or the Surviving Corporation or Parent or any of their respective Subsidiaries) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with any Company Group Member or Affiliated Practice (or the Surviving Corporation or Parent or any of their respective Subsidiaries).

(b)No Company Group Member or any Affiliated Practice has any outstanding material disputes concerning products and/or services provided by any supplier or partner who, for the year ended December 31, 2020, was one of the twenty (20) largest suppliers of products and/or services to or partner of, based on amounts paid or payable with respect to such period (each, a “Significant Supplier”), and no Company Group Member or Affiliated Practice has received written notice of any material dissatisfaction on the part of any Significant Supplier with respect to any Company Group Member or any Affiliated Practice. Each Significant Supplier is listed on Section 2.22(b) of the Company Disclosure Schedule. As of the date hereof, no Company Group Member or Affiliated Practice has received any written notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier or partner of any Company Group Member or Affiliated Practice (or the Surviving Corporation or Parent or any of their respective Subsidiaries) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with any Company Group Member or Affiliated Practice (or the Surviving Corporation or Parent or any of their respective Subsidiaries).

Section 2.23 Information Supplied. None of the information supplied or to be supplied by or on behalf of any Company Group Member for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus that will be included in the Form S-4 Registration Statement and will be sent to the stockholders of Parent relating to the Parent Stockholder Meeting and will be sent to the Stockholders in order to obtain the requisite Stockholder approval will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference therein).

Section 2.24 No Other Representations and Warranties. Except for the representations and warranties contained in Article III, the Company acknowledges and agrees that (a) none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty (i) whatsoever and (ii) specifically (but without limiting the generality of the forgoing) with respect to Parent or Merger Sub, or Parent’s business, assets or liabilities, or any representation or warranty relating to current or future financial condition projections, forecasts, results of operations, cash flows, any implied warranties of merchantability, suitability, fitness, for a particular purpose, title, enforceability or non-infringement, or with respect to any other information provided to the Company with respect to Parent or Merger Sub, and the Company has not relied upon any such other representation or warranty other than those expressly set forth in Article III, and (b) other than the representations and warranties set forth in Article III, neither the Company nor any other Person on its behalf is relying on any other representation or warranty of Parent or any other Person on its behalf, whether express, implied or statutory, and none of Parent, Merger Sub nor any Person on behalf of Parent or Merger Sub shall have any liability to the Company or any other Person for any information provided to the Company or its Representatives relating to the business of Parent, including any materials made available to the Company or its financial and legal advisors or other Representatives in connection with the Company’s due diligence review, due diligence discussions or in any other form.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows, except as (a) disclosed in the Parent SEC Reports filed with the SEC at least one (1) Business Day prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (b) set forth on the Parent Disclosure Schedule (with reference to the Section or subsection of this Agreement to which the information stated in such disclosure relates; provided that the inclusion of any fact or item disclosed in any Section or subsection of the Parent Disclosure Schedule shall be deemed disclosed and incorporated into each other Section or subsection of the Parent Disclosure Schedule to the extent incorporated by cross-reference therein or where it is reasonably apparent from reading the actual text of the disclosure, without any reference to extrinsic documentation or any independent knowledge regarding the matter disclosed, that such disclosure is relevant or applicable to such other Section or subsection) delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”):

Section 3.1 Organization, Standing and Corporate Power.

(a)Each Parent Group Member is duly organized, validly existing and in good standing under the laws of the State of Delaware or under the laws of its jurisdiction of organization and has all requisite power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted.

(b)Each Parent Group Member is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed, qualified or in good standing would not have a Parent Material Adverse Effect.

(c)Parent has made available to the Company true, correct and complete copies of the Organizational Documents of the Parent, including the Parent Charter and the Parent’s bylaws (collectively, the “Parent Organizational Documents”), as amended as of the Agreement Date. The Parent Organizational Documents are in full force and effect.

Section 3.2 Capitalization.

(a)The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock. As of the Reference Date, (i) 137,715,597 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were owned by a Subsidiary of Parent or held by Parent in its treasury and (iii) 15,723,136 shares of Parent Common Stock were reserved for issuance under Parent equity plans. All the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b)Except as set forth in this Agreement and other than the shares of Parent Common Stock that have become outstanding after the Agreement Date that were reserved for issuance as set forth in this Agreement, as of the date hereof: (i) Parent does not have any shares of capital stock or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which Parent or any of its Subsidiaries is a party or is otherwise bound obligating Parent or any of its Subsidiaries to (A) issue, transfer or sell, or make any payment with respect to, any shares of capital stock or other equity interests of Parent or any of its Subsidiaries or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests.

(c)Neither Parent or any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d)There are no voting trusts or other agreements, commitments or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interests of Parent or any of its Subsidiaries.

(e)The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of the Agreement Date shall be owned by Parent.

Section 3.3 Authority; Non-Contravention; Voting Requirements.

(a)Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement and the other Transaction Agreements to which Parent or Merger Sub is a party have been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company and the other parties hereto and thereto, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)The affirmative vote of holders of a majority of the shares of Parent Common Stock voting at the Parent Stockholder Meeting is the only vote required to approve the issuance of shares of Parent Common Stock as contemplated by this Agreement in connection with the Merger under Applicable Law, the Parent Organizational Documents and the rules and regulations of Nasdaq.

(c)Neither the execution and delivery of this Agreement and the other Transaction Agreements by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws or other comparable organizational documents of Parent or Merger Sub or (ii) (x) violate any Applicable Law, judgment, writ or injunction of any Governmental Authority applicable to Parent or Merger Sub or any of their respective properties or assets or (y), other than as set forth on Schedule 3.3(c) of the Parent Disclosure Schedule, violate, conflict with, result in the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien (other than a Permitted Lien) upon any of the respective material properties or assets of, Parent or Merger Sub under any of the terms, conditions or provisions of any material Contract to which Parent or either of Merger Sub is a party, except where, in the case of clause (y), such conflict(s), violation(s), default(s) or other effect(s), would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 3.4 Issuance of Shares. The shares of Parent Common Stock issuable in the Merger, when issued by Parent in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company herein, have been duly authorized and will be duly issued, fully paid and non-assessable.

Section 3.5 Governmental Approvals. Except for (a) the filing of the Certificate of Merger and the Second Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (b) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the ability of Parent to perform its obligations hereunder or to consummate the Transactions.

Section 3.6 Ownership and Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub and all of the outstanding membership interests of Merger Sub. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, neither of Merger Sub has neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 3.7 SEC Reports, Financial Statements, Undisclosed Liabilities.

(a)Parent has timely filed or furnished each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Parent pursuant to the Securities Act or the Exchange Act with the SEC since January 30, 2020 (as such documents have since the time of their filing been amended or supplemented, the “Parent SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Parent

SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act or pursuant to Item 2.02 of Form 8-K. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent SEC Reports.

(b)Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Reports. For purposes of the preceding sentence, “chief executive officer” and “chief financial officer” shall have the meanings given to such terms in SOX. Since January 30, 2020, neither Parent nor either of Merger Sub has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(c)The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the “Parent SEC Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Parent SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Parent) in all material respects the consolidated financial position of Parent, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

(d)Parent maintains a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting. Parent (A) maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s outside auditors and the audit committee of the board of directors of Parent (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to the Company prior to the date of this Agreement. Neither Parent nor, to the Knowledge of Parent, Parent’s independent registered accountant has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Parent or its internal accounting controls or any material inaccuracy in the Parent SEC Financial Statements.

(e)No Parent Group Member has any liabilities of any nature, other than liabilities: (i) set forth in Parent’s consolidated balance sheet (or the notes thereto) as of December 31, 2020 included in the Parent SEC Financial Statements filed or furnished prior to the date hereof, (ii) those contemplated by or otherwise incurred pursuant to performance of this Agreement, (iii) incurred in the Ordinary Course of Business after the Company Balance Sheet Date, (iv) incurred in connection with the performance of executory Contracts to which any Parent Group Member is a party or (v) liabilities that would not individually or in the aggregate, be material to the Parent Group, taken as a whole.

Section 3.8 Legal Proceedings. There is no pending or, to the Knowledge of Parent, threatened, Legal Proceeding against Parent or any of its Subsidiaries, nor is there any Order by or before any Governmental Authority imposed (or, to the Knowledge of Parent, threatened to be imposed) upon Parent or any of its Subsidiaries, or their respective assets, by or before any Governmental Authority that, in each case, would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.9 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement/Prospectus will, at the date it, or any amendment or supplement to it, is mailed or sent to stockholders of Parent or the Company and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to any Company Group Member, or to statements made therein based on information supplied by or on behalf of any Company Group Member for inclusion or incorporation by reference therein). The Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.10 Brokers and Other Advisors. Except for Morgan Stanley & Co. LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions.

Section 3.11 Taxes.

(a)Each Parent Group Member has filed (taking into account all valid extensions of time to file that have been granted) all income and other material Tax Returns that are required to have been filed by it and paid all material Taxes required to be paid by Parent or any of its Subsidiaries, as applicable (whether or not shown on a Tax Return). All such Tax Returns were accurate and complete in all material respects and were prepared in substantial compliance with all Applicable Law. No Parent Group Member is the beneficiary of any extension of time (other than automatic extensions of time not requiring the consent of any Taxing Authority) within which to file any such Tax Return which has not yet been filed. There are no material Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or its Subsidiaries.

(b)No Parent Group Member has received a written notice of a claim by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. No Parent Group Member is subject to any waiver of any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, in each case other than in connection with automatic extensions of time for filing a Tax Return not requiring the consent of any Taxing Authority.

(c)Each Parent Group Member has withheld, collected and paid all material Taxes, social security charges and similar fees, Federal Insurance Contribution Act amounts, and Federal Unemployment Tax Act amounts required to be withheld, collected and paid in connection with amounts paid or owing to any employee, stockholder, creditor, independent contractor, customer or other third party of any Parent Group Member, and has paid over (or is holding for future payment) any such Taxes and other amounts to the appropriate Governmental Authority in accordance with Applicable Law.

(d)No Parent Group Member has participated in any “listed transaction,” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

(e)No audit, dispute, claim or other examination concerning any material liability for Taxes of Parent or any of its Subsidiaries is in progress or has been claimed or raised in writing by any Taxing Authority that has not been settled or resolved in full.

(f)Neither Parent nor any of its Subsidiaries has taken any action, nor knows of any fact or circumstance, that would reasonably be expected to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (ii) prevent or preclude Parent from delivering the Parent Tax Representation Letter to Cooley LLP and the Company Tax Adviser in accordance with Section 4.13(f).

(g)Notwithstanding anything in this Agreement to the contrary, the representations and warranties made by Parent and Merger Sub in this Section 3.11 constitute the sole and exclusive representations and warranties regarding Taxes or other Tax Returns.

Section 3.12 Absence of Changes. During the period from the Company Balance Sheet Date to and including the Agreement Date, (a) Parent Group has operated in the Ordinary Course of Business in all material respects and (b) no event has occurred that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 3.13 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article II, Parent and Merger Sub acknowledge and agree that (a) none of the Company or any other Person on behalf of the Company makes any other express or implied representation or warranty (i) whatsoever and (ii) specifically (but without limiting the generality of the foregoing) with respect to the Company, its business, projections, forecasts, assets or liabilities, or any representation or warranty relating to current or future financial condition, projections, forecasts, results of operations, cash flows, any implied warranties of merchantability, suitability, fitness, for a particular purpose, title, enforceability or non-infringement, or with respect to any other information provided to Parent and Merger Sub with respect to the Company, and Parent and Merger Sub have not relied upon any such representation and warranty other than those expressly set forth in Article II, and (b) other than the representations and warranties set forth in Article II, neither Parent nor any other Person on its behalf is relying on any other representation or warranty of the Company or any other Person on its behalf, whether express, implied or statutory, and neither the Company nor any Person on behalf of the Company shall have any liability to Parent, Merger Sub or any other Person for any information provided to Parent or its Representatives relating to the business of the Company, including any materials made available to Parent or its financial and legal advisors or other Representatives in connection with Parent’s due diligence review (including in the virtual data room established by the Company in connection with the Transactions) or management presentations, due diligence discussions or in any other form, except to the extent expressly set forth in Article VII.

ARTICLE IV

ADDITIONAL COVENANTS AND AGREEMENTS

Section 4.1 Conduct of the Company’s Business.

(a)Except (i) as expressly required by this Agreement, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as set forth on Section 4.1(a) of the Company Disclosure Schedule, (iv) as required by Applicable Law, or (v) for any action taken by a Company Group Member that is reasonably necessary to respond to COVID-19 and COVID-19 Measures, during the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Article VI (the “Pre-Closing Period”); provided, however, that, to the extent reasonably practicable, the Company shall notify Parent prior to taking any action pursuant to this clause (v) or, if such prior notice is not reasonably practicable, as promptly as reasonably practicable after taking such action, each Company Group Member shall, and, except as limited by applicable Healthcare Laws, agrees to use reasonable best efforts to cause the Affiliated Practices to, (A) conduct its business in the Ordinary Course of Business and (B) use commercially reasonable efforts to maintain and preserve intact its business organization and the goodwill of those having business relationships with it (including by using commercially reasonable efforts to preserve its assets and technology and relationships with its customers and suppliers) and to retain the services of its present executive officers.

(b)Without limiting the generality of the foregoing, except (v) as expressly required by this Agreement, (w) as required by Applicable Law, (x) as set forth on Section 4.1(b) of the Company Disclosure Schedule, (y) with the prior written consent of Parent, or (z) for any action taken by a Company Group Member that is reasonably necessary to respond to COVID-19 and COVID-19 Measures, during the Pre-Closing Period; provided, however, that, to the extent reasonably practicable, the Company shall notify Parent prior to taking any action pursuant to this clause (z) or, if such prior notice is not reasonably practicable, as promptly as reasonably practicable after taking such action, Company shall not, and shall not permit any of its Subsidiaries to:

(i)issue, sell, grant, dispose of, pledge or otherwise encumber (other than Permitted Liens) any shares of its capital stock, voting securities or equity interests, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of its capital stock, voting securities or equity interests or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, voting securities or equity interests; provided that the Company may issue shares of Company Common Stock upon the conversion of the Company Preferred Stock that are outstanding on the Agreement Date, and shares of Company Common Stock upon the exercise of Company Options and Company Warrants that are outstanding on the Agreement Date and in accordance with the terms thereof;

(ii) (A) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, voting securities or equity interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to acquire any shares of its capital stock, voting securities or equity interests, (B) amend (including by reducing an exercise price or extending a term) or waive any of its rights under any provision of the Company Option Plan or any agreement evidencing any outstanding stock option or other right to acquire capital stock of the Company or any restricted stock purchase agreement or any similar or related contract, except for any amendment or waiver required to effect the treatment of Company Options, Company Phantom Stock Awards or Company Warrants as set forth in Section 1.2(a) or (C) form any Subsidiary of the Company;

(iii)declare, set aside for payment or pay any dividend on (other than as required by the Company Charter), or make any other distribution in respect of, any shares of its capital stock or otherwise make any payments to the Stockholders in their capacity as such;

(iv)split, combine, subdivide or reclassify any shares of its capital stock;

(v)incur or assume any indebtedness for borrowed money or guarantee such indebtedness other than (x) indebtedness between and among the Company Group Members or incurred from the Parent Group, (y) indebtedness under the Existing Credit Agreement and (z) other indebtedness in an aggregate principal amount outstanding not to exceed $200,000 per month in order to satisfy the working capital needs of the Company (other than amounts drawn in accordance with Section 4.24); provided, that, in the case of clause (z), such indebtedness is on substantially similar terms to (or no less favorable than) the terms in agreement for indebtedness that has been disclosed to Parent prior to the Agreement Date, or the terms for any indebtedness that may be drawn pursuant to Section 4.24;

(vi)pay, discharge or satisfy (i) any liability to any Person who is a Stockholder, or officer or director of the Company (other than compensation due for services as an officer or director) or (ii) any claim or liability arising other than the payment, discharge or satisfaction of liabilities (w) reflected or reserved against in the Company Financial Statements, (x) contemplated by or otherwise incurred pursuant to performance of this Agreement, including Transaction Expenses, (y) incurred in the Ordinary Course of Business after the Company Balance Sheet Date, or (z) incurred in connection with the performance of executory Contracts to which any Company Group Member is a party;

(vii)sell, transfer, lease, mortgage, encumber or otherwise dispose of or subject to any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction), other than Permitted Liens, any of its material properties or assets to any Person, except (A) in the Ordinary Course of Business, or (B) dispositions of obsolete assets having a de minimis value;

(viii)enter into any agreement for the purchase, sale or lease of any real property;

(ix)make any capital expenditure outside of the Ordinary Course of Business (and for the avoidance of doubt any capital expenditure made in accordance with the Company’s budget that is in effect as of the date hereof shall be deemed in the Ordinary Course of Business);

(x)materially change the amount of any insurance coverage or terminate without replacing any insurance coverage;

(xi)acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any Person or division, business or equity interest in any Person, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to any Company Group Member, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(xii)transfer or license from any Person any rights to any Intellectual Property, or transfer or license to any Person any rights to any Intellectual Property, other than as related to nonexclusive licenses of in the Ordinary Course of Business, or transfer or provide a copy of any Software to any Person (including any current or former employee or consultant of any Company Group Member or any contractor or commercial partner of any Company Group Member), other than providing access to Software to current employees and consultants of any Company Group Member, including those involved in the development of the products, on a need to know basis or in the Ordinary Course of Business;

(xiii)take any action regarding a patent, patent application or other Intellectual Property right that would abandon, allow to lapse, or cancel the applicable registration or application;

(xiv)other than in the Ordinary Course of Business, enter into, terminate (other than automatic termination in accordance with the terms thereof) or amend in any material respect any Contract that, upon entry by any Company Group Member thereto, constitutes, or would constitute if it had been entered into prior to the Agreement Date, a Material Contract;

(xv)(A) hire or engage, or offer to hire or engage, any employees or independent contractors, other than (x) any physicians, (y) at-will employees with a base salary or annualized fees less than $225,000 and (z) providers with a base salary or annualized fees less than $250,000, (B) terminate the employment or engagement or materially change the terms and conditions of employment or engagement of any current Company Personnel, other than (x) a termination for cause or (y) current Company Personnel with a base salary or annualized fees less than $300,000 in the Ordinary Course of Business; (C) materially increase the compensation and/or benefits provided or to become provided by any Company Group Member or Affiliated Practice to any current Company Personnel, other than pursuant to a Contract (including any Company Plan) in effect on the Agreement Date or as may be established, adopted or amended following the Agreement Date and not in contravention of the Agreement, (D) promise, make, grant, or increase any retention, severance, change of control, termination, or other similar payment or benefit to any Company Personnel or other Person other than where the cost of such payments constitute Transaction Expenses; (E) materially increase or amend the coverage or benefits available under any Company Plans, or otherwise modify or amend in any material respect or terminate any such Company Plan, except as required by Applicable Law or the terms of such Company Plan;

(xvi)make, change or revoke any election concerning Taxes (including an election pursuant to Section 965 of the Code), adopt or change any accounting method in respect of Taxes, file any U.S. federal, state or non-U.S. income Tax Return or any other material Tax Return without the prior consent of Parent prior to filing, file any amended Tax Return, enter into or apply for any closing or other similar agreement or ruling with respect to Taxes, voluntary disclosure application or agreement or similar process, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into any Tax Sharing Agreement, assume or agree to indemnify any liability for Taxes of another Person, or surrender any right to claim a material Tax refund, or enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Parent or its Affiliates for any Tax period ending after the Closing Date, make any changes in accounting methods, principles or practices, except insofar as required by a change in GAAP or Applicable Law;

(xvii)make any changes in accounting methods, principles or practices, except insofar as required or permitted by a change in GAAP (or an interpretation or application thereof) or Applicable Law;

(xviii)intentionally delay or postpone, in any material respect, payment of any accounts payable or commissions or any other liability or obligation, or enter into any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation, or accelerate sales or the collection of (or discount) of any accounts or notes receivable in advance of the applicable due date;

(xix)amend the Company Organizational Documents or the equivalent organizational or governing documents of any of the Company Group Members, except, in each case, for any immaterial or ministerial amendments thereto;

(xx)adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization other than the Transaction Agreements;

(xxi)settle, compromise or initiate any material litigation, proceeding or investigation (other than (A) settlements solely for cash and not in excess of $100,000, (B) for routine collection of accounts receivable, (C) to enforce the Company’s rights under this Agreement or (D) to enforce any other material rights of any Company Group Member or Affiliated Practice);

(xxii)cancel, release or waive any material claims or rights held by any Company Group Member or Affiliated Practice; or

(xxiii)authorize, or agree, in writing or otherwise, to take any of the foregoing actions.

(c)In the event that the Company is required to obtain the prior written consent of Parent for any action pursuant to Section 4.1, the Company shall provide Parent with a written description of the action in accordance with Section 8.7, and Parent shall respond as soon as reasonably practicable (email in accordance with Section 8.7 being sufficient) and such response shall be deemed to be rejected if Parent does not respond within 3 Business Days following receipt of Company’s written request for such response; provided, that notwithstanding anything herein to the contrary, Parent will not unreasonably withhold, delay or condition its consent to the taking of: (1) any action prohibited by clause “(ii)(C)”, “(iv)”, “(v)”, “(vi)”, “(ix)”, “(x)”, “(xii)”, “(xiii)”, “(xiv)”, “(xvii)” or “(xx)” above; or (2) any action prohibited by clause “(xxii)” above (to the extent relating to clause “(ii)(C)”, “(ix)”, “(x)”, “(xii)”, “(xiii)”, “(xiv)”, “(xvii)”, “(xxi)” or “(xxii)” above).

(d)The Company shall deliver to Parent true and complete copies of the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company Group as of and for the three-month periods ended March 31, 2021, as promptly as practicable following the date hereof and shall use commercially reasonable efforts to deliver to Parent any unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in stockholder equity, and cash flows, of the Company and its consolidated Subsidiaries as may be required in connection with the Form S-4 Registration Statements, as promptly as practicable following Parent’s request for such financial statements. If the Effectiveness Date has not occurred prior to August 12, 2021, the Company shall use its reasonable best efforts to deliver to Parent, as soon as reasonably practicable following August 12, 2021, the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of the Company Group as of and for the three-month period ended June 30, 2021 (collectively, the “2021 Financial Statements”), which shall comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such 2021 Financial Statements, the representations and warranties set forth in Section 2.5 shall be deemed to apply to the 2021 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(e)Nothing contained herein shall give to Parent, directly or indirectly, rights to control or direct the operations of any Company Group Member or Affiliated Practice prior to the Effective Time. Prior to the Effective Time, each Company Group Member and Affiliated Practice shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. Notwithstanding anything to the contrary contained herein, no consent of Parent shall be required with respect to any matter set forth in this Section 4.1 or elsewhere in the Agreement to the extent the requirement of such consent would violate Applicable Law.

Section 4.2 Conduct of Parent’s Business.

(a)Except (v) as expressly required by this Agreement, (w) as required by Applicable Law, (x) as set forth on Section 4.2(a) of the Parent Disclosure Schedule, (y) with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) for any action taken by a Parent Group Member that is reasonably necessary to respond to COVID-19 and COVID-19 Measures, during the Pre-Closing Period, Parent shall not, and shall not permit any of its Subsidiaries to:

(i)amend the Parent Organizational Documents in a manner that would materially and adversely affect the holders of the Company Common Stock, or adversely affect the holders of the Company Common Stock relative to other holders of Parent Common Stock;

(ii)(1) split, combine, or reclassify any Parent Common Stock in a manner that would adversely affect the Company or the holders of Company Common Stock relative to the other holders of Parent Common Stock or (2) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, any shares of its capital stock (other than (A) dividends from its direct or indirect wholly-owned Subsidiaries and (B) ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(iii)offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interest in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interest (an “Equity Issuance”), other than (1) the issuance of Parent Common Stock upon the vesting, settlement, exercise or lapse of any restrictions on any Parent equity awards granted under Parent equity plans outstanding on the date hereof; (2) issuances of Parent equity awards under any Parent equity plans to employees, directors and other service providers in the Ordinary Course of Business; (3) transactions between Parent and a wholly owned Subsidiary of Parent or between wholly owned Subsidiaries of Parent; (4) Equity Issuances to one or more third parties in which the aggregate amount of securities, as of the respective dates of such Equity Issuance, does not exceed $500,000,000 in the aggregate; and (5) any organized sale of shares of Parent Common Stock by Parent’s existing stockholders in a transaction facilitated by Parent; provided that this subclause (5) shall not prohibit any such secondary sales if Parent is advised by its outside counsel that Parent is required to facilitate such a secondary sale pursuant to the terms of that certain Amended and Restated Investor Rights Agreement, dated January 15, 2020, by and among Parent and the investors listed on Exhibit A thereto;

(iv)enter into any Contract with respect to the voting of shares of its capital stock (other than the Parent Voting Agreements);

(v)except as set forth in Section 4.2(a)(v) of the Parent Disclosure Letter, acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person (or make any material investment in any person) or division thereof that would, or would reasonably be expected to, (A) prevent (x) any waiting period (or extensions thereof) applicable to the Transactions under the HSR Act from expiring or terminating prior to the Outside Date, or (y) Parent from obtaining, prior to October 31, 2021, any of the required pre-closing approvals, consents, waivers or clearances applicable to the Transactions under any Antitrust Laws or from any Governmental Authority or (B) otherwise prevent, materially delay or materially impair the ability of Parent to consummate the Transactions on or before October 31, 2021;

(vi)adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; or

(vii)authorize or agree, in writing or otherwise, to take any of the foregoing actions.

Nothing contained herein shall give to the Company, directly or indirectly, rights to control or direct the operations of Parent or any of its Subsidiaries prior to the Effective Time. Parent Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations. Notwithstanding anything to the contrary contained herein, no consent of the Company shall be required with respect to any matter set forth in this Section 4.2 or elsewhere in the Agreement to the extent the requirement of such consent would violate Applicable Law.

Section 4.3 Form S-4 Registration Statement; Proxy Statement/Prospectus.

(a)Parent and the Company shall jointly prepare and cause to be filed with the SEC as promptly as practicable (and in any event use reasonable best efforts to do so within five (5) Business Days following delivery by the Company of the required financial statements pursuant to Section 4.1(d)), the Form S-4 Registration Statement and the proxy statement/prospectus to be filed with the SEC as part of the Form S-4 Registration Statement and sent to stockholders of Parent relating to the Parent Stockholder Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”). In furtherance of the foregoing obligations, Parent and the Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other Party and shall otherwise reasonably assist and cooperate with the other in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus. Each of Parent and the Company will use their respective reasonable best efforts to (i) cause the Form S-4 Registration Statement, when filed, to comply with all legal requirements applicable thereto, (ii) respond as promptly as practicable to and resolve all comments received from the SEC or its staff concerning the Form S-4 Registration Statement, (iii) have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and (iv) keep the Form S-4 Registration Statement effective for so long as necessary to complete the Transactions. On or after the

Agreement Date but prior to the initial mailing of the Proxy Statement/Prospectus to the Parent stockholders, Parent shall set a record date (the “Parent Record Date”) for determining the stockholders of Parent entitled to attend the Parent Stockholder Meeting. Parent will cause the Proxy Statement/Prospectus to be mailed to each Parent stockholder as of the Parent Record Date as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act.

(b)No filing of, or amendment or supplement to, the Form S-4 Registration Statement, or response to SEC comments with respect thereto, will be made by Parent without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed).

(c)Parent will promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 Registration Statement, and will, as promptly as practicable after receipt thereof, provide the Company with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 Registration Statement or the Proxy Statement/Prospectus received from the SEC and advise the other on any oral comments with respect to the Form S-4 Registration Statement received from the SEC. Parent will advise the Company, promptly after Parent receives notice thereof, of the time of effectiveness of the Form S-4 Registration Statement (the date on which such effectiveness shall occur, the “Effectiveness Date”) and the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Transactions, and Parent and the Company will use their respective reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(d)Prior to filing of the S-4 Registration Statement, Parent (and Merger Sub) and the Company shall use their respective reasonable best efforts to execute and deliver to Cooley LLP and to Skadden, Arps, Slate, Meagher & Flom LLP (“Company Tax Adviser”) the applicable “Tax Representation Letters” referenced in Section 4.13(f). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, and prior to the effectiveness of the S-4 Registration Statement: (a) Parent shall use reasonable best efforts to cause Cooley LLP to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (b) the Company shall use its reasonable best efforts to cause the Company Tax Adviser to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

(e)Parent and the Company will also use their respective reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions. Each of Parent and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Form S-4 Registration Statement will, at the time the Form S-4 Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement/Prospectus will, at the date it is first mailed or sent to the stockholders of Parent and the Stockholders and at the time of the Parent Stockholder Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to Parent, the Company or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to the Form S-4 Registration Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and each of Parent and the Company shall use its reasonable best efforts to cause an appropriate amendment or supplement describing such information to be promptly filed with the SEC and, to the extent required by law, disseminated to Parent’s stockholders.

Section 4.4 Information Statement.

(a)Promptly after the Form S-4 Registration Statement shall have been declared effective under the Securities Act, and in any event no later than two (2) Business Days following the later of the date that Parent provides printed copies of the Form S-4 Registration Statement to the Company for delivery to the Stockholders and the date of the Parent Information Approval contemplated below, the Company shall cause to be mailed (including by electronic means) to Stockholders an information statement (the “Information Statement”) prepared by the Company, with the cooperation of Parent, to solicit the Written Consent. Each of Parent and the Company agree to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing Party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Information Statement. Except for information included in the Form S-4 Registration Statement, the Company shall not include in the Information Statement any information with respect to Parent or its Affiliates, the form and content of which information shall not have been approved by Parent prior to such inclusion (such approval not to be unreasonably withheld, conditioned or delayed) (any approval of Parent required in this sentence, the “Parent Information Approval”).

(b)The Company covenants and agrees that the Information Statement (other than the information set forth in the Form S-4 Registration Statement, which is subject to the terms of Section 4.3) (Form S-4 Registration Statement; Proxy Statement/Prospectus), (and the letter to stockholders and form of Written Consent included therewith), will not, at the time that the Information Statement or any amendment or supplement thereto is first mailed to the Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no covenant, representation or warranty with respect to statements made in the Information Statement (and the letter to the Stockholders and form of Written Consent included therewith), if any, based on information furnished in writing by Parent specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Information Statement to comply with the applicable rules and regulations promulgated by the SEC in all material respects.

(c)Promptly following receipt of the Company Stockholder Approval, the Company shall prepare and email a notice (the “Stockholder Notice”) to every Stockholder, except any stockholder as to which the Company does not have an email address, in which case the Company shall use its reasonable best efforts to provide the Stockholder Notice to such person by acceptable alternative means, that did not execute the Written Consent. The Stockholder Notice shall (i) include a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the Stockholders and approved and adopted this Agreement, the Merger and the Transactions, (ii) provide the Stockholders to whom it is sent with notice of the actions taken in the Written Consent, including the adoption and approval of this Agreement, the Merger and the Transactions in accordance with Section 228(e) of the DGCL and the Company Organizational Documents and (iii) include a description of the appraisal rights of the Stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to Applicable Law. All materials (including any amendments thereto) submitted to the Stockholders in accordance with this Section 4.4 shall be subject to Parent’s advance review and reasonable comment.

Section 4.5 Parent Stockholder Approvals; Company Drag-Along Right.

(a)Parent shall, as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act, give notice of and convene and hold a special meeting of the stockholders of Parent (the “Parent Stockholder Meeting”) in accordance with the Parent Organizational Documents and the applicable rules and regulations of Nasdaq for the purposes of obtaining the following (the “Parent Stockholder Approvals”) which Parent shall, through the Parent Board and subject to Section 4.5(d) below, recommend to

Parent’s stockholders: (i) approval of the issuance of Parent Common Stock as contemplated by this Agreement in connection with the Merger; (ii) the adjournment of the Parent Stockholder Meeting, if necessary, in the circumstances set forth in Section 4.5(b) below; and (iii) adoption and approval of any other proposals as the SEC (or staff members thereof) may indicate are necessary in its comments to the Form S-4 Registration Statement or in correspondence related thereto, and of any other proposals reasonably agreed by Parent and the Company as necessary or appropriate in connection with the Transactions (the “Parent Board Recommendation”). Parent shall use its reasonable best efforts to obtain from its stockholders the Parent Stockholder Approvals.

(b)Once the Parent Stockholder Meeting has been convened and noticed, Parent shall not postpone or adjourn the Parent Stockholder Meeting without the consent of the Company (other than: (A) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approvals because at the scheduled time of the Parent Stockholder Meeting there are not sufficient votes to approve and adopt any of the Parent Stockholder Approvals; provided, that the Parent Stockholder Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholder Meeting was originally scheduled, (B) to obtain a quorum of its stockholders present or represented by a proxy at the Parent Stockholder Meeting; or (C) as reasonably determined by Parent to comply with Applicable Law). If the Parent Board makes a Parent Adverse Recommendation Change, it will not alter the obligation of Parent to submit the adoption of this Agreement, approval of the issuance of Parent Common Stock as contemplated by this Agreement, to the holders of Parent Common Stock at the Parent Stockholder Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with the terms set forth in Article VI prior to the Parent Stockholders Approval.

(c)Except as permitted by Section 4.5(d) below, neither the Parent Board nor any committee thereof shall (i) withhold or withdraw (or qualify or modify in any manner adverse to the Company) the Parent Board Recommendation, or (ii) fail to include the Parent Board Recommendation in the Proxy Statement/Prospectus (any action described in this Section 4.5(c) being referred to as a “Parent Adverse Recommendation Change”).

(d)Notwithstanding the foregoing, prior to obtaining the Parent Stockholder Approvals, the Parent Board (or any duly authorized committee thereof) may effect a Parent Adverse Recommendation Change, but only in response to a Parent Intervening Event and only if (i) the Parent Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Parent’s directors’ fiduciary duties under Applicable Law; (ii) prior to the determination referenced in the foregoing clause (i), Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify and describe the Parent Intervening Event in reasonable detail (including details of the underlying facts giving rise to the Parent Intervening Event) and the reasons as to why it intends to effect a Parent Adverse Recommendation Change and which notice shall not constitute a Parent Adverse Recommendation Change); (iii) for a period of three (3) Business Days following the notice delivered pursuant to clause (ii) of this Section 4.5(d), Parent shall have made Representatives available to discuss and negotiate in good faith (in each case to the extent Company desires to negotiate), with Representatives of the Company any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with Parent’s directors’ fiduciary duties under Applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Parent Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Parent’s directors’ fiduciary duties under Applicable Law.

(e)Nothing contained in this Agreement will prohibit Parent or the Parent Board from (1) making any disclosure to its stockholders if the Parent Board has reasonably determined in good faith after consultation with

Parent’s outside legal counsel that the failure to do so would be reasonably likely to constitute a breach of the duties of the members of the Parent Board under Applicable Law or (2) making any “stop, look and listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

(f)Prior to Closing the Company shall take all actions that may be required or appropriate to implement the provisions of Section 4 of the Voting Agreement.

Section 4.6 No Solicitation by the Company.

(a)During the Pre-Closing Period, each Company Group Member and Affiliated Practice shall not and shall not permit any of their directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives (collectively, “Representatives”) to, directly or indirectly (i) initiate, solicit, seek, or knowingly encourage (including by way of furnishing nonpublic information or assistance) any inquiries, expressions of interest, proposal or offer with respect to or the making of, any Acquisition Proposal, (ii) enter into or continue discussions or negotiate with any Person in furtherance of, or deliver or make available to any Person any non-public information with respect to, such inquiries or with respect to an Acquisition Proposal, (iii) enter into any Contract or any agreement in principle relating to an Acquisition Proposal, or (iv) enter into any other transaction or series of transactions not in the Ordinary Course of Business, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions. “Acquisition Proposal” means any agreement, proposal, offer or bona fide indication of interest from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Parent and its Representatives, relating to any (A) direct or indirect acquisition, lease, mortgage, pledge, exchange, transfer, license or disposition (whether in a single transaction or a series of related transactions) of at least 10% of the assets of the Company Group and the Affiliated Practices taken as a whole, (B) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of more than 10% of the equity securities of any Company Group Member or (C) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Company Group Member, in each case, other than the Transactions, or (D) any other transaction outside of the Ordinary Course of Business, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Transactions.

(b)The Company Group Member will, and will cause the Affiliated Practices and its and their Representatives to, (x) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (y) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to any Company Group Member in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to any Company Group Member previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or the Affiliated Practice’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that any Company Group Member is obligated pursuant to this Section 4.6 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 4.6.

(c)In addition to the other obligations of the Company and the Affiliated Practices set forth in this Section 4.6, the Company shall promptly advise Parent, in writing, and in any event no later than 24 hours after becoming aware of, (i) any inquiry, expression of interest, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, by any Person other than Parent and its Representatives; or (ii) any request for non-public information that is being made in contemplation of an Acquisition Proposal. Such notice shall describe (i) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (ii) the identity of the Person making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request (except to the extent prohibited from doing so pursuant to any confidentiality agreement as in effect prior to the Agreement Date with the Party making any proposal, inquiry or other contact). The Company shall keep Parent fully informed of the status and material details of, and any material modification to, any such inquiry, expression of interest, proposal or offer and any material correspondence or communications related thereto and shall provide to Parent a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any material amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Parent with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal.

Section 4.7 280G Approval. Following the execution of this Agreement and prior to the Effective Time, the Company shall use commercially reasonable efforts to (i) obtain waivers of any parachute payment under Section 280G of the Code by each individual whom the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) (the “Parachute Payment Waivers”) and (ii) submit to the Stockholders for approval (in a manner reasonably satisfactory to Parent, with Parent having been given a reasonable opportunity to review and comment on any related calculations and documentation) any payments and/or benefits that the Company (in consultation with Parent) determines may separately or in the aggregate, constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), such that, if the Stockholders approve such payments and benefits, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to the Effective Time, the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a Stockholder vote was solicited in conformance with this Section 4.7 and the requisite Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the waivers of those payments and/or benefits that were executed by the affected individuals. Prior to the solicitation of Parachute Payment Waivers, Parent shall provide the Company with any compensatory arrangement that it or its Affiliates entered into or agreed with any disqualified individual.

Section 4.8 Regulatory Approvals.

(a)Subject to the other terms and conditions of this Agreement, the Company and Parent agree, and shall cause each of their respective Subsidiaries and the Affiliated Practices, to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the Transactions and to use their respective reasonable best efforts to cause the conditions to each Party’s obligation to close the Transactions as set forth in Article V to be satisfied, including using reasonable best efforts to take all actions necessary to obtain all licenses, certificates, permits, approvals, clearances, expirations, consents, waivers or terminations of applicable waiting periods, authorizations, qualifications and orders of any Governmental Authority (each a “Governmental Consent”) required for the satisfaction of the conditions set forth in Section 5.1(b) and Section 5.2(d). The Parties shall cooperate fully with each other to the extent necessary in connection with the foregoing, and shall provide copies of any filing to be made with a Governmental Authority to the non-filing Party, other than the HSR Act filing, prior to submitting such filing, and the Parties shall agree on the content of any such filing prior to its submission to a Governmental Authority.

(b)In connection with the efforts referenced in Section 4.8(a), Parent and the Company shall promptly make all filings which may be required for the satisfaction of the condition set forth in Section 5.1(b) and Section 5.2(d) by each of them in connection with the consummation of the Transactions. Notwithstanding anything to the contrary contained herein, Parent and the Company shall make their respective filings under the HSR Act no later than ten (10) Business Days following the date hereof. In addition, Parent and the Company agree, and shall cause each of their Subsidiaries and the Affiliated Practices, to cooperate and to use their respective reasonable best efforts to take all actions necessary to obtain any Governmental Consents required for the Closing contemplated by Section 4.8(a) above and to respond as promptly as practicable to any requests for information from any Governmental Authority regarding the Transactions, and to use their respective reasonable best efforts to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Transactions under any Applicable Law. Each Party shall furnish to the other such necessary information and assistance as the other Party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Authority necessary to consummate the Transactions.

(c)In connection with the efforts referenced in Section 4.8(a), Parent and the Company will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with any Legal Proceedings under or relating to any Governmental Consent. Without limiting the generality of the foregoing, in connection with this Agreement, the Transactions, any related agreements and the transactions contemplated thereby, the Parties agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to any Applicable Laws, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of all substantive oral communications with any Governmental Authority relating to any Applicable Laws, (iv) if any Governmental Authority initiates a substantive oral communication regarding any Applicable Laws, to promptly notify the other Party of the substance of such communication, (v) provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Authority regarding any Applicable Laws, and (vi) provide each other with copies of all substantive written communications from any Governmental Authority relating to any Applicable Laws. Any disclosures or provision of copies by one Party to the other may be made on an outside counsel basis, if appropriate. Except as prohibited or restricted by Applicable Law, each Party or its attorneys shall provide the other Party or its attorneys the opportunity to review all substantive correspondence, filings or communications (or memoranda setting forth the substance thereof) between such Party or its Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, the Transactions, any related agreements or the transactions contemplated thereby.

(d)Each of Parent and the Company shall notify and keep the other advised as to (i) any material communication from any Governmental Authority regarding any of the Transactions, and (ii) any litigation or administrative proceeding pending and known to such Party, or to its Knowledge threatened, which challenges, or would challenge, the Transactions. The Company and Parent shall not take any action inconsistent with their obligations under this Agreement or, without prejudice to the Company’s or Parent’s rights under this Agreement, which would materially hinder or delay the consummation of the Transactions.

(e)If any objections are asserted with respect to the Transactions under any Applicable Law, or if any suit is instituted or threatened by any Governmental Authority or any private party challenging any of the Transactions as violative of any Applicable Law or if a filing pursuant to Section 4.8(a) is reasonably likely to be rejected or conditioned by a Governmental Authority, then each of the Parties shall use reasonable best efforts to resolve such objections or challenges as such Governmental Authority or private party may have to such transactions so as to permit consummation of the Transactions as soon as practicable and in any event on or prior to the Outside Date. Notwithstanding anything to the contrary contained herein, it is expressly understood and agreed that: (i) Parent shall not have any obligation to litigate or contest any Legal Proceeding challenging any of the Transactions as violative of any Applicable Law and (ii) Parent shall be under no obligation to proffer, make proposals, negotiate, execute, carry out or submit to agreements or Orders providing for the (A) sale, transfer, license, divestiture, encumbrance or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets, categories of assets, operations or categories of operations of Parent or any of its

Affiliates or of the Company or (B) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own their respective assets.

Section 4.9 Joinder Agreements; Written Consent.

(a)During the Pre-Closing Period, the Company shall use its reasonable best efforts to obtain an executed Joinder Agreement from each Stockholder who has not already executed a Joinder Agreement.

(b)The Company shall use its commercially reasonable efforts to deliver the Written Consent to Parent within two (2) Business Days following the Effectiveness Date.

Section 4.10 Necessary Consents and Other Contract Action.

(a)The Company shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Contracts as are required thereunder in connection with the Merger or for any such Contracts to remain in full force and effect following the Effective Time, including such consents, waivers and approvals listed on Section 4.10 of the Company Disclosure Schedule. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent.

(b)If requested by Parent, the Company shall use its commercially reasonable efforts to cause all management services agreements between any Company Group Member and any Affiliated Practice to be assigned to the Surviving Corporation or such other entity as may be designated by Parent effective as of the Effective Time.

Section 4.11 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release agreed upon by Parent and the Company. Thereafter, neither the Company nor Parent shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement or the Transactions without the prior consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party hereto may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, so long as such statements are consistent with previous press release or other public announcement made jointly by the Parties hereto (or individually, if approved by the other Party hereto), and (b) a Parent or the Company may, without the prior consent of the other Party but subject to giving advance notice to the other Party (to the extent practical) and giving due consideration to comments from the other Party, issue any such press release or other public announcement as may be required by Applicable Law.

Section 4.12 Access to Information; Confidentiality.

(a)Subject to Applicable Law relating to the exchange of information, the Company shall afford to Parent and its Representatives reasonable access during normal business hours to all of the Company Group Members’ and the Affiliated Practices’ properties, books, Contracts, records and correspondence (in each case, whether in physical or electronic form) and the Company shall furnish promptly to Parent all material information in the Company Group Members’ and Affiliated Practices’ possession concerning each Company Group Members’ and Affiliated Practices’ businesses, properties, facilities, Tax Returns, Company Plans, work papers and other documents and personnel to verify the accuracy of the Company’s representations and warranties contained in this Agreement, the accuracy of the Capitalization Spreadsheet and Company Closing Financial Certificate or as Parent may otherwise reasonably request; provided that (i) such access does not unreasonably interfere with the normal operations of the Company, (ii) such access shall occur in such a manner as the Company reasonably determines to be appropriate to protect the confidentiality of the Transactions (so long as the Company has used reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such confidentiality), (iii) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith belief of the Company, (x) would waive any legal privilege (so long as the Company has reasonably cooperated with Parent to permit such access of or to disclose such information on a basis that does not result in the loss of such privilege, including disclosing information subject to execution of a joint defense agreement in customary form or limiting disclosure to external counsel for Parent) or (y) would be in violation of Applicable Law or regulations of any Governmental Authority or the provisions of any agreement to which any Company Group Member is a party as of the Agreement Date.

(b)Except for disclosures permitted by the terms of the Mutual Non-Disclosure Agreement, dated as of November 9, 2020, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall (and shall cause its Representatives to) hold information received from the Company pursuant to this Section 4.12 in confidence in accordance with the terms of the Confidentiality Agreement. The Confidentiality Agreement shall remain in effect until the Effective Time, at which point it shall terminate. From and after the Effective Time, the Stockholders’ Representative and the Stockholders shall, and shall cause its Affiliates and its and their respective Representatives to, keep confidential and not use or disclose documents and information concerning Parent and its Affiliates (including the Surviving Corporation) and its and their respective businesses, this Agreement and the Transactions, whether or not such documents and information were furnished by Parent or its Affiliates (including the Surviving Corporation) or its and their respective Representatives in connection with the Transactions subject to the same exceptions as set forth in the Confidentiality Agreement.

Section 4.13 Tax Matters.

(a)The Company shall (i) prepare in the Ordinary Course of Business (except as otherwise required by Applicable Law) and timely file, or shall cause to be prepared and timely filed, all Tax Returns that are required to be filed by any Company Group Members and Affiliated Practices on or before the Closing Date (“Post-Signing Returns”), and shall pay, or cause to be paid, all Taxes due on such Post-Signing Returns, and (ii) at least twenty (20) days prior to the due date for filing a Post-Signing Return that is an income or other material Tax Return (including any valid extensions), and in any event, prior to the filing of such Tax Return, submit a copy of such Tax Return to Parent for review and approval (not to be unreasonably withheld, conditioned or delayed). Parent shall, on behalf of each Company Group Member and Affiliated Practice (x) prepare or cause to be prepared in the Ordinary Course of Business (except as otherwise required by Applicable Law) and timely file, all Tax Returns for the Company Group Members and the Affiliated Practices that are required to be filed by them after the Closing Date (“Post-Closing Returns”) and (y) in the event that any income or other material Post-Closing Return shows any unpaid Pre-Closing Taxes that are subject to indemnification by the Stockholders pursuant to this Agreement, submit a copy of such Post-Closing Return to the Stockholders’ Representative for review and comment at least twenty (20) days (or, if such Post-Closing Returns are required to be filed within twenty (20) days after the Agreement Date, as soon as practicable after the Agreement Date) prior to the due date for filing such Post-Closing Returns (including any valid extensions), and in any event, prior to the filing of such Tax Return; provided that any failure or delay in providing any Post-Closing Return to the Stockholders’ Representative shall not relieve the Stockholders of any indemnification obligations with respect to such Tax Return except to the extent the Stockholders are actually materially prejudiced as a result thereof. Parent will consider in good faith all reasonable comments received at least 10 days prior to the due date for such Tax Return from the Stockholders’ Representative. The Stockholders shall be responsible for reimbursing Parent for any Pre-Closing Taxes shown as due on such Parent Post-Closing Returns (to the extent such Pre-Closing Taxes are not reflected in Company Debt or Transaction Expenses) pursuant to Section 7.2(g).

(b)Between the Agreement Date and Closing, the Company shall promptly notify Parent of any material Legal Proceeding pending against or with respect to the Company in respect of any Tax matter, including Tax liabilities and refund claims.

(c)Following the Closing, Parent, the Surviving Corporation and the Stockholders’ Representative shall, as reasonably requested by any Party hereto and at the requesting Party’s expense: (A) assist any other Party in preparing and filing any Tax Returns relating to any Company Group Member and Affiliated Practice or their operations which such other Party is responsible for preparing and filing, and any pending or threatened audit, Legal Proceedings or assessments with respect thereto, (B) cooperate in preparing for any Tax audit or other Legal Proceedings, or dispute with Taxing Authorities regarding, and any judicial or administrative proceeding relating to, liability for Taxes, in the preparation or conduct of litigation or investigation of claims, and in connection with the preparation of financial statements or other documents to be filed with any Taxing Authority, in each case with respect to each Company Group Member or Affiliated Practice and (C) make available to the other parties hereto and to any Taxing Authority as reasonably requested all information, records, and documents relating to Taxes relating to any Company Group Member or Affiliated Practice. In furtherance of the foregoing, prior to the Closing, the Company agrees to cause any Company Group Member or Affiliated Practice to, cooperate with Parent and provide any relevant information within their possession requested by Parent that is reasonably necessary for Parent to determine the limitations, if any, on any Company Group Members’ or Affiliated Practices’ Tax loss carryforwards under Sections 382, 383 and 384 of the Code or any similar provision of law of any other jurisdiction applicable to any Company Group Member or Affiliated Practice. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall the Company or the Stockholders’ Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of any Company Group Member and Affiliated Practice for taxable periods ending on or prior to the Closing Date). Notwithstanding anything to the contrary in this Agreement, the Stockholders’ Representative shall have no obligation to prepare or file any Tax Returns.

(d)On or prior to the Closing, the Company shall deliver to Parent the FIRPTA Documentation described in Schedule 5.2 of the Company Disclosure Schedule.

(e)The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a)(1) of the Code, and this Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Section 1.368-3. Each of Parent and the Company shall report the Merger as a reorganization within the meaning of Section 368(a)(1) of the Code on its U.S. federal income Tax Return for the taxable year including the Closing Date and shall file all applicable U.S. state and local income Tax Returns in a manner consistent with the Merger constituting a reorganization unless otherwise required by Applicable Law. Except for the covenants in this Section 4.13(e) and the representations set forth in Section 3.11(f) of this Agreement, no Parent Group Member or any of their Affiliates makes any representations or warranties to the Company or to any Stockholder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Stockholder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Stockholders are relying solely on their own Tax advisors for Tax advice regarding this Agreement, the Merger and the other transactions and agreements contemplated hereby. No Company Group Member or Affiliated Practice or Parent shall (and after the Closing, Parent shall not permit the Company or any other Affiliate of Parent to) knowingly take any action that would reasonably be expected to prevent the Merger from being treated as a reorganization for U.S. federal income Tax purposes other than any actions that are required by the provisions of this Agreement and related agreements. Each of the Company and Parent shall, and Parent shall cause Merger Sub to, cooperate with one another and the Company Tax Adviser in obtaining an opinion of the Company Tax Adviser, addressed to the Company and dated as of the Closing Date, substantially to the effect that, for U.S. federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368 of the Code (the “Tax Opinion”). In the event that the Company Tax Adviser is not able to deliver the Tax Opinion with respect to the Merger as a result of an Adverse Tax Law Change, each of the Company, Parent and Merger Sub shall, and shall cause each of their respective Subsidiaries to, use reasonable efforts to restructure the Merger in a manner that permits the Company Tax Adviser to deliver the Tax Opinion.

(f)The Company shall use its reasonable best efforts to deliver to Cooley LLP and the Company Tax Adviser a “Company Tax Representation Letter,” dated as of the dates of the Tax opinions referenced in Section 4.3(d) and Section 4.13(e) and signed by an officer of the Company, containing representations of the Company, substantially in the form of Exhibit H (with such changes, updates or refinements, agreed to by Parent, the Company, Cooley LLP, and the Company Tax Adviser, as may be reasonably necessary to reflect any changes in, or clarifications of, facts following the Agreement Date), and Parent and Merger Sub shall use reasonable best efforts to deliver to Cooley LLP and the Company Tax Adviser a “Parent Tax Representation Letter,” dated as of the dates of the Tax opinions referenced in Section 4.3(d) and Section 4.13(e) and signed by an officer of Parent and Merger Sub, containing representations of Parent (and Merger Sub), substantially in the form of Exhibit I (with such changes, updates or refinements, agreed to by Parent, the Company, Cooley LLP, and the Company Tax Adviser, as may be reasonably necessary to reflect any changes in, or clarifications of, facts following the Agreement Date), in each case as shall be reasonably necessary or appropriate to enable Cooley LLP and the Company Tax Adviser to render the applicable tax opinions described in Section 4.3(d) and Section 4.13(e) of this Agreement.

Section 4.14 Indemnification of Officers and Directors.

(a)Parent shall cause the Surviving Corporation to perform (including with respect to advancement of expenses) its obligations, if any, to defend, hold harmless, indemnify and advance expenses to any present and former directors, officers, employees, and agents of the Company Group Members and Affiliated Practices and all other Persons who may presently serve or have served at any Company Group Members’ or Affiliated Practices’ request as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (collectively, the “D&O Indemnified Parties”) under the Company Organizational Documents or equivalent organizational or governing documents of any of the Company Group Members, in each case in effect as of the Agreement Date (to the extent consistent with Applicable Law), as well as any rights to indemnification and advancement of expenses provided in employment agreements or indemnification agreements between each Company Group Member or Affiliated Practice, on the one hand, and any D&O Indemnified Parties, on the other hand. Parent, from and after the Closing Date, shall cause the organizational documents of the Surviving Corporation to contain provisions no less favorable to the D&O Indemnified Parties with respect to limitation of certain liabilities of directors, officers, employees and agents and indemnification than are set forth as of the Agreement Date in the Company Organizational Documents or equivalent organizational or governing documents of any of the Company’s Subsidiaries, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b)Prior to the Effective Time, the Company shall purchase “tail” coverage for the D&O Indemnified Parties in a form acceptable to Parent (the “Tail Policy”), which shall provide such D&O Indemnified Parties with coverage for six years following the Effective Time in an amount not less than the existing coverage and that shall have other terms not materially less favorable to the insured persons than the directors’ and officers’ liability insurance coverage (including fiduciary liability insurance) presently maintained by the Company.

(c)The provisions of this Section 4.14 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs, and their Representatives.

Section 4.15 Employee Matters.

(a)Until at least December 31, 2021 (the “Benefits Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, for each employee of the Company Group who continues as an employee of Parent, the Surviving Corporation or any of their respective Subsidiaries during the Benefits Continuation Period (collectively, the “Continuing Employees”), with (i) base salary or base compensation, as applicable, that is no less than the base salary or base compensation, as applicable, provided to each such Continuing Employee by the Company Group immediately prior to the

Effective Time, and (ii) retirement, health and welfare benefits that are no less favorable, in the aggregate, than (A) the retirement, health and welfare benefits that are provided to each such Continuing Employee by the Company Group immediately prior to execution of this Agreement or, if more favorable, (B) similarly situated employees of the Parent Group, as determined in the sole discretion of Parent. In addition, during the Benefits Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance payments and benefits to each Continuing Employee whose employment is terminated by Parent, the Surviving Corporation or any of their respective Subsidiaries other than for cause during the Benefits Continuation Period that are no less favorable, in the aggregate, than the severance payments and benefits that are provided to similarly situated employees of Parent Group at the time of such termination.

(b)With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or the relevant Subsidiary for the benefit of any Continuing Employees, (i) Parent shall use reasonable best efforts to cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan, (ii) Parent shall use reasonable best efforts to cause Continuing Employees to receive credit for purposes of eligibility (including for purposes of any vacation, sick, personal time off plans or programs) and vesting for years of service with the Company and/or any of its Subsidiaries prior to the Effective Time in the applicable welfare benefit plans and defined contribution plan of Parent and (iii) Parent shall use reasonable best efforts to cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company Plan for the plan year that includes the Closing Date for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable plan maintained by Parent or the Surviving Corporation (or the relevant Subsidiary of either such entity), as applicable, for the plan year in which the Closing Date occurs.

(c)To the extent requested in writing by Parent at least five Business Days prior to the Closing Date, the Company shall take all actions that may be necessary under the Company’s 401(k) plan to terminate the Company’s 401(k) plan at least one day prior to, but effective upon the consummation of, the Effective Time. In connection with the termination of the Company 401(k) plan, Parent shall take any and all actions as may be reasonably required to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning Section 401(a)(31) of the Code) in an amount equal to the full account balance distributed or distributable to such Continuing Employee from such Company 401(k) plan to a Parent plan that is qualified within the meaning of Sections 401(a) and 401(k) of the Code (each, a “Parent Qualified Plan”). If the Company’s 401(k) plan is terminated as described herein, the Continuing Employees shall be eligible to participate in a Parent Qualified Plan as of the Closing Date.

(d)Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Subsidiaries through December 31, 2021, at the same time or times that Parent or the Surviving Corporation pay annual bonuses in respect of the 2021 performance period to other similarly situated employees of Parent or its Subsidiaries, but in no event later than March 15, 2022, a bonus for the 2021 performance period (the “2021 Annual Bonus”) that is no less than the sum of (i) the portion of 2021 Annual Bonus accrued between January 1, 2021 and through and including the Closing Date in respect of each Continuing Employee under the applicable cash incentive plan of the Company Group (the “Pre-Closing Accrued 2021 Annual Bonus”), and (ii) the 2021 Annual Bonus earned by such Continuing Employee for the period following the Closing Date through the remainder of calendar year 2021, based on actual performance as determined reasonably and in good faith by the Parent Board or a committee thereof based on actual results (and after giving appropriate effect to the Transactions and actions taken by Parent in connection therewith that affect the Surviving Corporation and its Subsidiaries) (the “Post-Closing 2021 Annual Bonus”). Notwithstanding anything to the contrary in the foregoing, if a Continuing Employee’s employment is terminated without “Cause” (as such term is defined on Section 4.15(d) of the Company Disclosure Schedule) prior to payment of the 2021 Annual Bonus, Parent shall, or shall cause the Surviving Corporation or their respective Subsidiaries to, pay to such Continuing Employee, at the same time or times that Parent or the Surviving Corporation pay annual bonuses in respect of the 2021 performance period to other similarly situated employees of Parent or its Subsidiaries, but in no event later than March 15, 2022, a pro-rated portion of the 2021 Annual Bonus applicable to such Continuing Employee, with such proration equal to the sum of (x) the Pre-Closing Accrued 2021 Annual Bonus plus (y) the Post-Closing 2021 Annual Bonus, prorated to reflect the portion of the 2021 calendar year elapsed following the Closing Date and through December 31, 2021.

(e)The provisions of this Section 4.15 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 4.15 or otherwise in this Agreement is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Agreement shall prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Closing, any Company Plan in accordance with their terms or prevent Parent, the Surviving Corporation or any of their Affiliates, after the Closing, from terminating the employment of any Continuing Employee.

(f)The Company shall use commercially reasonable efforts to obtain a release agreement, in substantially the form attached hereto as Exhibit K, from each Promised Grantee listed on Section 2.2(c) of the Company Disclosure Schedules agreeing to a waiver and release of any rights of such Person to receive any Company Options or Company Phantom Stock Awards of the Company in exchange for the consideration set forth therein (the “Promised Release”). In the event the Company does not secure a Promised Release from any Promised Grantee on or prior to Closing, then following the Closing, Parent may seek to obtain such waiver and release of claims, including by making a reasonable payment to such Promised Grantee following good-faith consultation with the Stockholders’ Representative, which payment shall be a Transaction Expense to be funded from the Escrow Fund.

Section 4.16 Governance Matters. Effective at the Effective Time, unless otherwise agreed by Parent and the Company in writing and subject in all events to compliance with applicable Nasdaq and SEC rules, Parent shall take all necessary action to cause one (1) member of the current Company Board designated by the Company (the “Company Board Designee”) to be appointed to the Parent Board. Such Company Board Designee shall be designated by written notice by the Company to Parent delivered prior to the initial filing of the Form S-4 Registration Statement with the SEC. The Company Board Designee shall be added as a Class 3 Director to the Parent Board. It shall be a condition to such appointment that the Company Board Designee (A) satisfying the criteria to be independent for purposes of Nasdaq listing requirements, (B) meets and complies with any other qualification criteria theretofore adopted by the nominating and corporate governance committee of the Parent Board, including the requirements of Applicable Law, the Nasdaq rules and the SEC rules and (C) is otherwise reasonably acceptable to the nominating and corporate governance committee of the Parent Board.

Section 4.17 Expenses. Except as otherwise provided herein, each of the Company, Parent and Merger Sub shall bear its own expenses incurred in connection with the negotiation, execution and performance of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transactions; provided, however, that the HSR Act filing fees and the filing fees for the Form S-4 Registration Statement shall be borne by Parent. Parent shall be solely responsible for the fees and expenses of the Exchange Agent relating to any arrangement with the Exchange Agent and the fees and expenses of the Escrow Agent relating to the Escrow Agreement. The Company shall be responsible for the fees and expenses relating to the Tail Policy.

Section 4.18 Capitalization Spreadsheet. Not less than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet (the “Estimated Capitalization Spreadsheet”) substantially in the form of Section 2.2(b) of the Company Disclosure Schedule, which spreadsheet, in addition to the information set forth on Section 2.2(b) of the Company Disclosure Schedule, shall include, as of the Closing, (i) a list of all Stockholders, Optionholders and Warrantholders and, to the extent known, their respective addresses, e-mail addresses and, where available, taxpayer identification numbers, (ii) the number and class of shares of Company

Capital Stock (x) held by such Stockholders (including the respective certificate numbers), (y) issuable upon exercise of any Company Options by such Optionholders, (z) whether such shares of Company Capital Stock were acquired upon exercise of a Company Option (and if so, whether such Company Option was an “incentive stock option” within the meaning of Section 422 of the Code and the Merger resulted in a “disqualifying disposition” of such shares described in Section 421(b) of the Code) and (xx) issuable upon exercise of any Company Warrants by such Warrantholders, (iii) the exercise price per share in effect for each Company Option and Company Warrant, (iv) the Merger Consideration to be paid to each Stockholder, Optionholder and Warrantholder, as the case may be, (v) the number of shares of Parent Common Stock to be deposited into the Indemnity Escrow Fund and the Adjustment Escrow Fund, on behalf of each Stockholder and Warrantholder in respect of the Indemnity Escrow Amount, the Special Indemnity Escrow Amount and the Adjustment Escrow Amount, ((vi) the Pro Rata Portion with respect to such Stockholder and Warrantholder, (vii) a list of each Stockholder, Optionholder and Warrantholder for whom income, employment or payroll Taxes should be withheld from the consideration that such Stockholder, Optionholder or Warrantholder, as applicable, is entitled to receive, and (viii) the amount of the Expense Fund. In the event that Parent notifies the Company that there are reasonably apparent errors in the drafts of the Estimated Capitalization Spreadsheet, Parent and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 4.18 (such final spreadsheet delivered to Parent, the “Capitalization Spreadsheet”). Without limiting the foregoing or Section 4.10, the Company shall provide to Parent, together with the Company Closing Financial Certificate, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Estimated Capitalization Spreadsheet and the Capitalization Spreadsheet.

Section 4.19 Company Closing Financial Certificate. The Company shall prepare and deliver to Parent the Company Closing Financial Certificate not later than five Business Days prior to the Closing Date. In the event that Parent notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate, Parent and the Company shall discuss such errors in good faith and if the Company agrees, it shall correct such errors prior to delivering the final versions of the same in accordance with this Section 4.19. Without limiting the foregoing, the Company shall provide to Parent, together with the Company Closing Financial Certificate, such supporting documentation, information and calculations as are reasonably necessary for Parent to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate.

Section 4.20 Termination of Stockholder Agreements. The Company shall cause the termination of, each of the Stockholder Agreements set forth on Section 4.20 of the Company Disclosure Schedule effective as of, and contingent upon, the Effective Time, without any liability being imposed on the part of Parent or any of Parent’s Subsidiaries (including the Surviving Corporation).

Section 4.21 Stockholder Litigation. Each of Parent and the Company shall promptly advise the other Party in writing after becoming aware of any Legal Proceedings commenced, or to its Knowledge threatened, after the date of this Agreement against such party or any of its directors by any stockholder of such party (on their own behalf or on behalf of such party) relating to this Agreement or the Transactions and shall keep the Company and Parent reasonably informed regarding any such Legal Proceeding. Each of Parent and the Company shall give the other Party the opportunity to consult with such party regarding the defense or settlement of any such stockholder litigation and shall consider the other party’s views with respect to such stockholder litigation.

Section 4.22 Section 16. Prior to the Effective Time, Parent shall take all such steps as may be required to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any acquisitions of Parent Common Stock (including derivative securities with respect to such shares) that are treated as acquisitions under such rule and result from the Transactions by each Person who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent immediately after the Effective Time.

Section 4.23 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Transactions to be approved for listing on the Nasdaq, subject to official notice of issuance, at or prior to the Effective Time. The parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company will cooperate with Parent as reasonably requested by Parent with respect to the listing application for the Parent Common Stock and promptly furnish to Parent all information concerning the Stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 4.23.

Section 4.24 Parent Cash Advances. During the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of this Article IV, if the Transactions have not been consummated by June 15, 2021, upon the written request of the Company, and provided that there is an absence of an Event of Default under the Existing Credit Agreement (as defined therein), Parent shall advance an amount no greater than the maximum amount set forth in Section 4.24 of the Company Disclosure Schedule in any 30 day period subject to the terms set forth in Section 4.24 of the Company Disclosure Schedule; provided, that any such request shall be requested solely to cover the ordinary course working capital funding requirements of the Company. Promptly following the date of this Agreement, the parties shall enter into definitive documentation evidencing such cash advance arrangements reasonably acceptable to both Parent and the Company.

ARTICLE V

CONDITIONS PRECEDENT

Section 5.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing of the following conditions:

(a)Stockholder Approval.

(i)The Company Stockholder Approval shall have been obtained.

(ii)The Parent Stockholder Approvals shall have been obtained.

(b)HSR. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired (or early termination shall have been granted).

(c)No Injunctions or Restraints. No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect, and no Applicable Law shall have been enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority, enjoining, restraining, preventing or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

(d)Form S-4 Registration Statement. The Form S-4 Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Form S-4 Registration Statement shall have been initiated or be threatened by the SEC.

(e)Listing. The shares of Parent Common Stock issuable in the Merger shall have been approved for the listing by the Nasdaq, subject to official notice of issuance.

(f)Litigation. There shall not be pending any Legal Proceeding by any Governmental Authority against the Company or Parent seeking to enjoin, restrain, prevent or prohibit the consummation of the Merger or make the consummation of the Merger illegal.

Section 5.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing of the following conditions:

(a)Representations and Warranties. (i) Except for the representations and warranties of the Company set forth in Sections 2.2(a), 2.2(b), 2.2(g), 2.9, 2.16(j) and 2.19, the Company Fundamental Representations shall have been true and correct in all respects on and as of the date of this Agreement and as of immediately prior to the Effective Time as though such representations and warranties were made as of immediately prior to the Effective Time (except for the representations and warranties of the Company made as of a specified date, which shall be true and correct in all respects as of such date or, if qualified by their terms by a reference to materiality or Company Material Adverse Effect, then true and correct as so qualified on and as of such date); (ii) the representations and warranties of the Company set forth in Sections 2.2(g), 2.16(j), 2.19 and the Company Regulatory Representations shall have been true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Company Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date of this Agreement and as of immediately prior to the Effective Time as though such representations and warranties were made as of immediately prior to the Effective Time (except for the representations and warranties of the Company made as of a specified date, which shall be true and correct in all material respects as of such date or, if qualified by their terms by a reference to materiality or Company Material Adverse Effect, then true and correct as so qualified on and as of such date); (iii) the representations and warranties of the Company set forth in Section 2.6 shall have been true and correct on and as of the date of this Agreement and as of immediately prior to the Effective Time as though such representations and warranties were made as of immediately prior to the Effective Time; (iv) the representations and warranties of the Company set forth in Section 2.2(a) and Section 2.2(b) of the Agreement shall have been true and accurate in all respects on and as of the Agreement Date and on as immediately prior to the Effective Times as though such representations and warranties were made on and as of immediately prior to the Effective Time (except for the representations and warranties of Parent made as of a specified date, which shall be true and correct as of such date), except de minimis inaccuracies; and (v) all other representations and warranties of the Company set forth in this Agreement shall have been true and correct (without giving effect to any qualifications of a reference to materiality or Company Material Adverse Effect) on and as of the Agreement Date and on and as of immediately prior to the Effective Time as though such representations and warranties were made on and as of immediately prior to the Effective Time (except for the representations and warranties of the Company made as of a specified date, which shall be true and correct as of such date), except for such failures to be true and correct that would not have a Company Material Adverse Effect.

(b)Performance of Obligations of the Company. The Company Group and the Affiliated Practices shall have performed in all material respects the obligations required to be performed by each of them under this Agreement at or prior to the Closing Date.

(c)No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Company Material Adverse Effect.

(d)Healthcare Regulatory Notices. The Company shall have provided notice to CMS regarding the Transactions for purposes of maintaining the Company Group Members’ and the Affiliated Practices’ participation in the CMS Direct Contracting Model, and shall not have received any objection or notice of termination from CMS within ninety (90) days of providing such notice.

(e)Employee Retention.

(i)Each Senior Employee Agreement executed concurrently with this Agreement by the Key Employees shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and no Key Employee that has executed a Key Employee Offer shall have terminated his, her or its employment with any of the Company Group Members (other than as a result of death or disability) or expressed an intention (whether formally or informally) in terminating their employment with Parent (or any Affiliate thereof, including the Surviving Corporation) following the Closing.

(ii)At least 80% of the employees of the Company Group employed as of the Agreement Date and listed on Section 5.2(e)(ii) of the Company Disclosure Schedule shall have executed new offer letters with Parent on Parent’s standard form of offer letter, together with Parent’s customary form of proprietary inventions assignment agreement (which forms were made available to the Company prior to the Agreement Date), provided, that any employee that is unable to execute a new offer letter with Parent as a result of a death or disability shall be excluded from the determination of whether this condition has been satisfied, and the percentage set forth in this condition shall be determined as if such individual were not included in the group subject to this condition; provided, further that no such offer letter shall include any restrictive covenant agreements or similar provisions (other than any such provisions agreed to in any Restrictive Covenant Agreement executed concurrently with the execution of this Agreement or such provisions included in Parent’s customary offer letter for all new employees that was provided to the Company prior to the date of this Agreement).

(a)280G Stockholder Approval or Disapproval. With respect to any payments and/or benefits that the Company (in consultation with Parent) determines may constitute “parachute payments” under Section 280G of the Code with respect to any individual whom the Company reasonably believes is, with respect to the Company, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), (i) 280G Approval was obtained, or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to the waivers of those payments and/or benefits that were executed by the affected individuals.

(b)Joinder Agreements. Holders of outstanding Company Capital Stock representing at least 90% of all Company Capital Stock outstanding as of immediately prior to the Closing and at least 90% of the voting power of all Company Capital Stock outstanding as of immediately prior to the Closing shall have delivered executed Joinder Agreements, as applicable, to Parent.

(c)Amendment of Management Services Agreements. Each of the management services agreements between an Affiliated Practice and a Company Group Member will have been amended and restated in form and substance approved by Parent.

(d)Deliveries by the Company. The Company shall have delivered to Parent the items set forth on Section  5.2(i) of the Company Disclosure Schedule.

Section 5.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under Applicable Law) on or prior to the Closing of the following conditions:

(a)Representations and Warranties. (i) Except for the representations and warranties of Parent set forth in Section 3.2(a) and Section 3.2(b), the Parent Fundamental Representations shall have been true and correct in all respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Parent Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the date of this Agreement and as of immediately prior to the Effective Time as though such representations and warranties were made as of immediately prior to the Effective Time (except for the representations and warranties of Parent made as of a specified date, which shall be true and correct in all material respects as of such date or, if qualified by their terms by a reference to materiality or Parent Material Adverse Effect, then true and correct as so qualified on and as of such date); (ii) the representations and warranties of Parent set forth in Section 3.12(b) shall have been true and correct on and as of the date of this Agreement and as of immediately prior to the Effective Time as though such representations and warranties were made as of immediately prior to the Effective Time; (iii) the representations and warranties of Parent set forth in Section 3.2(a) and Section 3.2(b) of the Agreement shall have been accurate in all respects on and as of the Agreement Date and on as immediately prior to the Effective Times as though such representations and warranties were made on and as of immediately prior to the Effective Time (except for the representations and warranties of Parent made as of a specified date, which shall be true and correct as of such date), except de minimis inaccuracies; and (iv) all other representations and warranties of Parent set forth in this Agreement shall have been true and correct (without giving effect to any qualifications of a reference to materiality or Parent Material Adverse Effect) on and as of the Agreement Date and on and as of immediately prior to the Effective Time as though such representations and warranties were made on and as of immediately prior to the Effective Time (except for the representations and warranties of Parent made as of a specified date, which shall be true and correct as of such date), except for such failures to be true and correct that would not have a Parent Material Adverse Effect.

(b)Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects the obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)No Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Parent Material Adverse Effect.

(d)Addition to Parent Board. The Company Board Designee shall have been appointed to the Parent Board with effect upon the Effective Time in accordance with Section 4.16.

(e)Deliveries by Parent and Merger Sub. Parent and Merger Sub, as applicable, shall have delivered to the Company the items set forth on Section 5.3(e) of the Parent Disclosure Schedule.

(f)No Adverse Tax Law Change. There shall have been no material change in any statute, regulation, official interpretation of any statute or regulation or judicial decision after the date of this Agreement that would prevent the Company Tax Adviser from delivering the opinion described in Section 4.13(e) (an “Adverse Tax Law Change”).

ARTICLE VI

TERMINATION

Section 6.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

(a)by the mutual written consent of the Company and Parent;

(b)by either of the Company or Parent, upon written notice to the other Party:

(i)if the Merger shall not have been consummated on or before December 31, 2021 (the “Outside Date”); provided, that if, as of December 31, 2021, (A) the condition set forth in Section 5.1(b) have not been satisfied and (B) all other conditions set forth in Sections 5.1, 5.2 and 5.3 have been satisfied or waived (other than any such conditions that by their nature are to be satisfied by actions to be taken at the Closing), then the Outside Date shall be automatically extended until April 16, 2022; provided, further that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to a Party whose failure to perform any of its obligations under this Agreement has been the primary cause of, or directly resulted in, the failure of the Merger to have been consummated on or before the Outside Date; or

(ii)if there shall be in effect a final non-appealable order, injunction, judgment, decree, ruling, writ, stipulation, assessment or arbitration award of a Governmental Authority of competent jurisdiction (an

“Order”) prohibiting the consummation of the Merger; provided that the right to terminate this Agreement under this Section 6.1(b)(ii) shall not be available to a Party if such Order was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(a)by Parent, if it is not in material default of any of its obligations hereunder, upon written notice to the Company, if the Company shall be in breach of any of its representations, warranties, covenants or agreements set forth herein, which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b) and (B) is incapable of being cured, or is not cured, by the Company within 20 Business Days after its receipt of such written notice;

(b)by the Company, if it is not in material default of any of its obligations hereunder, upon written notice to Parent, if Parent shall be in breach of any of its representations, warranties, covenants or agreements set forth herein, which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b) and (ii) is incapable of being cured, or is not cured, by Parent within 20 Business Days after its receipt of such written notice;

(c)by either the Company or Parent, upon written notice to the other Party, if the Parent Stockholder Meeting has concluded and the Parent Stockholder Approvals were not obtained;

(d)by Parent, upon written notice to the Company, if the Company Stockholder Approval is not obtained by 11:59 p.m. Eastern Time on the second (2nd) full Business Day following the Effectiveness Date; or

(e)by the Company, upon written notice to Parent, if the Parent Board shall have made a Parent Adverse Recommendation Change.

Section 6.2 Effect of Termination; Certain Payments.

(a)In the event of the termination of this Agreement as provided in Section 6.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions of Section 4.11 (Public Announcements), Section 4.12 (Access to Information; Confidentiality) but only as it pertains to confidentiality, Section 4.17 (Expenses) and this Section 6.2(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective directors, officers or Affiliates, except nothing shall relieve any Party from liability for Fraud or any willful and intentional breach of this Agreement prior to the termination of this Agreement.

(b)If (i) the Company terminates this Agreement pursuant to Section 6.1(g), then Parent will pay or cause to be paid to the Company an amount in cash equal to $50,000,000; and (ii) the Company or Parent terminates this Agreement pursuant to Section 6.1(e), then Parent will (A) pay or cause to be paid to the Company an amount in cash equal to all reasonable out-of-pocket fees and expenses actually incurred by the Company in connection with this Agreement and the Transactions, up to a maximum of $10,000,000 and (B) if requested by the Company in writing within three days of such termination, advance an amount no greater than any undrawn amount set forth in Section 4.24 of the Company Disclosure Schedules and subject to the terms set forth in Section 4.24 of the Company Disclosure Schedules, by wire transfer of same-day funds within ten (10) Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses (each of the fees referenced in clauses (i) and (ii), a “Termination Fee”). The Termination Fee shall be paid by wire transfer of immediately available funds to a U.S. bank account designated by the Company, which payments shall be made within two (2) Business Days following such termination. If Parent terminates this Agreement pursuant to Section 6.1(f), then the Company will pay or cause to be paid to Parent an amount in cash equal to $50,000,000, which shall be paid by wire transfer of immediately available funds to a U.S. bank account designated by Parent, which payments shall be made within five (5) Business Days following such termination.

(c)Each Party acknowledges that the agreements contained in this Section 6.1(c) are an integral part of the Transactions and that each of the fees payable pursuant to Section 6.2(b) is not a penalty, but rather is a reasonable upfront payment toward a mutually beneficial agreement between Parent and the Company the receipt of which, to the extent representing a payment in advance of when amounts would otherwise be payable, is intended to compensate the Company in the circumstances in which the Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE VII

SURVIVAL AND INDEMNIFICATION

Section 7.1 Survival. If the Merger is consummated, other than as set forth below, the representations and warranties of the Parties hereto contained herein or in any schedule, exhibit or certificate expressly required to be delivered hereunder shall survive the Closing until 11:59 pm (Pacific Time) on the date that is one (1) year following the Closing Date; provided, however that, regardless of any investigation made by or on behalf of any of the Parties hereto, the representations and warranties (i) of the Company contained in Section 2.1(a), Section 2.1(b) and Section 2.1(c) (Organization, Standing and Corporate Power; Subsidiaries), Section 2.2 (Capitalization), Section 2.3(a), Section 2.3(b), Section 2.3(c)(i) and Section 2.3(c)(ii)(x) (Authority; Voting Requirements), Section 2.9 (Taxes) and Section 2.20 (Brokers and Other Advisors) (collectively, the “Company Fundamental Representations”) and of Parent contained in Section 3.1 (Organization, Standing and Corporate Power; Subsidiaries), Section 3.2 (Capitalization), Section 3.3(a), Section 3.3(b) and Section 3.3(c)(i) (Authority; Voting Requirements), and Section 3.10 (Brokers and Other Advisors) (collectively, the “Parent Fundamental Representations”) shall survive the Closing until the later of (A) six (6) years and (B) 60 days after the expiration of the longest statute of limitations applicable to each such representation or warranty, after giving effect to any waiver, mitigation, tolling or extension thereof; and (ii) in subsections (a), (c), (e), (h), (i) and (j) of Section 2.16 (Heath Care Regulatory) (the “Company Regulatory Representations”) shall survive the Closing until 11:59 pm (Pacific Time) on the date that is 18 months following the Closing Date. Any indemnification claim based on Fraud shall survive the Closing until the later of (A) six (6) years and (B) 60 days after the expiration of the longest statute of limitations applicable to such claim, after giving effect to any waiver, mitigation, tolling or extension thereof, any indemnification claim pursuant to either (x) subsections (b) through (i) of Section 7.2 (Indemnification by the Stockholders) shall survive the Closing until 11:59 pm (Pacific Time) on the date that is 18 months following the Closing Date (the survival periods of this Section 7.1, as applicable, the “Survival Period”).

Section 7.2 Indemnification by the Stockholders. From and after the Effective Time, by virtue of the Merger and subject to the terms, conditions and limitations of this Article VII, the Stockholders shall, severally (in accordance with each Stockholder’s Pro Rata Portion), but not jointly, indemnify and hold harmless the Surviving Corporation, Parent, and their respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Parent Indemnified Parties”) from and against any and all Losses of such Person (such Losses, “Parent Indemnifiable Losses”) arising out of or resulting from:

(a)any failure of any of the Company representations and warranties, including Company Fundamental Representations or Company Regulatory Representations made by the Company herein to be true and correct as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates) (a “Representation Breach”);

(b)any breach or nonfulfillment by the Company of any of its covenants or obligations under this Agreement or any of the other Transaction Agreements;

(c)in connection with the exercise of dissenters’ or appraisal rights related to the Merger by any Stockholder, any amounts actually paid to any such Stockholder with respect to Dissenting Shares to the extent, in the aggregate, in excess of the value of the consideration that otherwise would have been payable pursuant to Section 1.3(a)(i) upon the exchange of such Dissenting Shares, and any reasonable, documented and out-of-pocket third party interest, costs, expenses and fees incurred by any Parent Indemnified Party in connection with the administration or defense of any dissenters’ or appraisal rights with respect to such Dissenting Shares;

(d)any inaccuracies in the allocation of Merger Consideration as set forth in the Capitalization Spreadsheet or the distribution of the Merger Consideration, including any Legal Proceeding by any current, former or alleged security holder of the Company (including against current or former directors of the Company or the Surviving Corporation) arising out of or relating to an inaccuracy in the calculation of the Capitalization Spreadsheet or the distribution of the Merger Consideration or any portion of the Escrow Fund or the Expense Fund Share and any claim that such current, former or alleged security holder of the Company (including against current or former directors of the Company or the Surviving Corporation) is entitled to any interest or security of any of the Company Group Members or any payment in connection with the Transactions other than as specifically set forth in this Agreement or on the Capitalization Spreadsheet; and

(e)all Company Debt outstanding as of the Closing solely to the extent not taken into account in, or raised in connection with, calculating the Final Deduction Amount;

(f)all Transaction Expenses outstanding as of the Closing solely to the extent not taken into account in, or raised in connection with, calculating the Final Deduction Amount;

(g)any Pre-Closing Taxes, to the extent (i) not taken into account in calculating the Final Deduction Amount and (ii) not subject to indemnification pursuant to Section 7.2(a);

(h)any of the matters described on Section 7.2(h) of the Company Disclosure Schedules; or

(i)Fraud committed by or on behalf of the Company in the making of the representations and warranties expressly set forth in this Agreement (clauses (a) through (i), each an “Indemnifiable Matter”).

Section 7.3 Special Indemnity.

(a)From and after the Effective Time, by virtue of the Merger and subject to the terms, conditions and limitations of this Article VII, the Stockholders shall, severally (in accordance with each Stockholder’s Pro Rata Portion), but not jointly, indemnify and hold harmless the Parent Indemnified Parties for Parent Indemnifiable Losses arising out of or resulting from liabilities or obligations arising from or related to the matters set forth in Section 8.14-C(ii)(2) of the Company Disclosure Schedules (the “Special Indemnity”).

(b)The sole recourse for the Special Indemnity shall be recovery from the Special Indemnity Escrow Fund. In addition to the rights and obligations in this Article VII, in the event that Parent or any of its Affiliates become the subject of any audit or investigation from any Governmental Authority regarding the matters set forth on Section 8.14(C)(ii)(2) of the Company Disclosure Schedules (a “Special Investigation”), Parent shall promptly provide notice to the Stockholders’ Representative of such Special Investigation and provide a reasonably detailed summary of such Special Investigation (a “Special Investigation Notice”). Upon receipt of a Special Investigation Notice, the Stockholders’ Representative (on behalf of the Stockholders) may participate (at its sole cost and expense) in Parent’s efforts to resolve such Special Investigation. Parent shall keep the Stockholders’ Representative reasonably informed as to the status of any such Special Investigation and shall consider any comments from the Stockholders’ Representative in good faith.

(c)The Parent Indemnified Parties and the Stockholders’ Representative shall use their commercially reasonable efforts to mitigate the amount of any Parent Indemnifiable Losses arising under this Section 7.3 in accordance with Section 7.4(c).

(d)Parent Indemnified Parties shall use their reasonable best efforts to obtain any recovery that may be available under the R&W Policy for any Parent Indemnifiable Losses that are indemnifiable pursuant to this Section 7.3. Notwithstanding anything to the contrary in this Agreement, in no event shall the Stockholders be required to indemnify the Parent Indemnified Parties for any Parent Indemnifiable Losses pursuant to Section 7.2 if such Parent Indemnified Parties have been indemnified pursuant to this Section 7.3 for liabilities or obligations arising from or related to the same facts or circumstances giving rise to such indemnification pursuant to this Section 7.3 and in no event shall Stockholder be required to indemnify the Parent Indemnified Parties for any Parent Indemnifiable Losses pursuant to Section 7.3 if such Parent Indemnified Parties has been indemnified pursuant to Section 7.2 for liabilities or obligations arising from or related to the same facts or circumstances giving rise to such indemnification pursuant to Section 7.2.

Section 7.4 Limitations.

(a)Thresholds. The Parent Indemnified Parties shall not be entitled to make an indemnification claim for any Representation Breach (other than with respect to the Company Fundamental Representations) pursuant to Section 7.2(a) unless and until (i) the aggregate amount of Parent Indemnifiable Losses for such claim (or series of claims) with respect to any such Representation Breach equals or exceeds $15,000 (the “Per Claim Threshold”) and (ii)(A) the aggregate amount of all such Parent Indemnifiable Losses suffered by the Parent Indemnified Parties, with respect to such Representation Breaches (other than Company Regulatory Representations), exceed $10,000,000 and (B) the aggregate amount of all such Parent Indemnifiable Losses suffered by the Parent Indemnified Parties, with respect to Company Regulatory Representations, exceed $1,000,000 (each, a “Representation Threshold”), in which event the Parent Indemnified Parties shall be entitled to indemnification for all such Losses in excess of the Representation Threshold, subject to the other limitations set forth herein; provided however, that neither the Per Claim Threshold nor the Representation Threshold shall apply in the case of Fraud or Representation Breaches with respect to the Company Fundamental Representations.

(b)Sequence of Recovery; Aggregate Cap.

(i)Subject to Section 7.4(a), recovery from the Indemnity Escrow Fund shall be the primary, but not the exclusive, remedy for Parent Indemnifiable Losses arising out of or resulting from a Representation Breach of (A) a Company Fundamental Representation or (B) subject to the Representation Threshold, a Company Regulatory Representation; or (C) based on Fraud (except in respect to the Fraud Persons(s) (as defined below)). If, and only if and to the extent, there are no funds remaining in the Indemnity Escrow Fund available for recovery in respect of Parent Indemnifiable Losses arising out of or resulting from a Representation Breach or Fraud, any additional liability for such Parent Indemnifiable Losses shall be satisfied first, from Parent R&W Policy Retention Amount, second, from the R&W Policy, and finally, once each of the Parent R&W Policy Retention Amount and the R&W Policy has been exhausted, directly from the Stockholders on a several and not a joint basis (in accordance with each Stockholder’s Pro Rata Portion thereof).

(ii)Recovery from the Indemnity Escrow Fund shall be the sole and exclusive remedy for Parent Indemnifiable Losses under subsections (b) through (h) of Section 7.2.

(iii)In the case of Fraud, the Parent Indemnified Parties shall be entitled to recover any Parent Indemnifiable Losses directly from (A) the Stockholder(s) who perpetrated such Fraud or had actual knowledge of such Fraud at the time such Fraud was committed (such Person(s), the “Fraud Person(s)”), on a several and not a joint basis (in accordance with each such Fraud Person(s)’s Pro Rata Portion thereof) and (B) subject to Section 7.4(b)(i), any Stockholder(s) who are not Fraud Person(s) directly from such Stockholder(s) on a several and not a joint basis (in accordance with each such Stockholder’s Pro Rata Portion thereof); provided, that, solely in the case of such Stockholders in clause (B) of this Section 7.4(b)(iii), the aggregate amount of Parent Indemnifiable Losses shall not exceed the Merger Consideration actually received by such Stockholder(s)).

(iv)Notwithstanding anything to the contrary herein, the maximum aggregate liability of a Stockholder to Parent or any other Parent Indemnified Party for Parent Indemnifiable Losses in connection with (i) (A) the breach of the representations and warranties contained herein, other than the Company Fundamental Representations and the Company Regulatory Representations, and (B) any Indemnifiable Matter pursuant to subsections (b) through (i) of Section 7.2, in each case, shall be limited to the Indemnity Escrow Fund; (ii) Representation Breaches with respect to Company Regulatory Representations shall be limited to five percent (5%) of the aggregate portion of the Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) actually received by such Stockholder hereunder other than in the case of Fraud and (iii) all other matters for which indemnification is available under this Article VII shall be limited to the aggregate portion of the Merger Consideration (as such amount may be adjusted pursuant to Section 1.5) actually received by such Stockholder hereunder, other than in the case of Parent Indemnifiable Losses based on Fraud perpetrated by the Fraud Person(s).

(c)Collateral Sources. The Parent Indemnified Parties shall in all cases (other than with respect to Taxes) exercise reasonable best efforts to mitigate the amount of any Losses prior to seeking indemnification against or from the Stockholders hereunder; provided, however, that no Parent Indemnified Party shall be required to commence or threaten any Legal Proceeding against any of its customers, suppliers, employees or other third parties with whom it has business relations. Without limiting the foregoing, the amount of Parent Indemnifiable Losses payable under this Article VII with respect to any Indemnifiable Matters shall be reduced by (i) any insurance proceeds actually received by the Parent Indemnified Party with respect thereto (net of any applicable deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Parent Indemnified Party) incurred or paid to procure such recoveries) and (ii) indemnity, damages recovered or contribution amounts actually received from third parties (including any parties to the Joinder Agreements) (net of any applicable collection costs and reserves, or expenses incurred or paid to procure such recoveries).

(d)Sole and Exclusive Remedy. Other than with respect to (i) specific performance or other equitable relief made pursuant to Section 8.6, or (ii) remedies expressly provided under any Joinder Agreement, this Article VII shall constitute the sole and exclusive remedy after the Closing for recovery against or from the Stockholder by the Parent Indemnified Parties pursuant to or in connection with this Agreement and the Transactions.

(e)Other Limitations.

(i)Notwithstanding anything to the contrary herein, the Parent Indemnified Parties shall have no right to make any claim in respect of an Indemnifiable Matter to the extent the Parent Indemnifiable Loss with respect to such Indemnifiable Matter was expressly included as a reduction to the Merger Consideration in the determination of the Deduction Amount, Company Debt, or Transaction Expenses.

(ii)For purposes of determining the amount of any Parent Indemnifiable Losses for a Representation Breach and whether such Representation Breach exists, any “materiality” and “Company Material Adverse Effect” qualifiers or words of similar import contained in such representation or warranty shall be disregarded and without effect.

(iii)Except for the representations and warranties expressly set forth in Article II, Parent and Merger Sub acknowledge and agree that (a) none of the Company or any other Person on behalf of the Company makes any other express, implied or statutory representation or warranty with respect to the Company, its business, projections, forecasts, assets or liabilities, or any representation or warranty relating to current or future financial condition, results of operations, any implied warranties of merchantability, suitability, fitness, for a particular purpose, title, enforceability or non-infringement, or with respect to any other information provided to Parent and Merger Sub with respect to the Company, and Parent and Merger Sub have not relied upon any such representation and warranty other than those expressly set forth in Article II, and (b) neither the Company nor any Person on behalf of the Company shall have any liability to Parent or Merger Sub or any other Person for any information provided to Parent or its Representatives relating to the business of the Company, including any materials made available to Parent, Merger Sub or their respective financial and legal advisors or other Representatives in connection with Parent’s due diligence review (including in the virtual data room established by Parent in connection with the Transactions) or management presentations, due diligence discussions or in any other form, except to the extent expressly set forth in this Article VII.

(iv)Except for the representations and warranties expressly set forth in Article III, the Company acknowledges and agrees that (a) none of Parent or Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express, implied or statutory representation or warranty with respect to Parent or Merger Sub, its business, projections, forecasts, assets or liabilities, or any representation or warranty relating to current or future financial condition, results of operations, any implied warranties of merchantability, suitability, fitness, for a particular purpose, title, enforceability or non-infringement, or with respect to any other information provided to the Company with respect to Parent or Merger Sub, and the Company has not relied upon any such representation and warranty other than those expressly set forth in Article III, and (b) neither Parent nor Merger Sub nor any Person on behalf of the Parent or Merger Sub shall have any liability to the Company or any other Person for any information provided to the Company or its Representatives relating to the business of Parent or Merger Sub, including any materials made available to the Company or its financial and legal advisors or other Representatives in connection with the Company’s due diligence review or management presentations, due diligence discussions or in any other form, except to the extent expressly set forth in this Article VII.

Section 7.5 Claims for Indemnification; Resolution of Conflicts.

(a)Direct Claims for Indemnification. Parent shall administer on behalf of the Parent Indemnified Parties all claims for indemnification of Indemnifiable Matters. Parent, on behalf of a Parent Indemnified Party that seeks recovery of Parent Indemnifiable Losses pursuant to this Article VII, shall deliver to the Stockholders’ Representative (and, if such Claim Notice is delivered prior to the termination of the Escrow Fund, with a concurrent copy to the Escrow Agent) a Claim Notice in respect of such claim. To be valid pursuant to this Section 7.5(a), a Claim Notice relating to a Parent Indemnifiable Loss under Section 7.2 must be delivered to the Stockholders’ Representative prior to the expiration of the Survival Period for the underlying matter (the period of time during which a claim for indemnification may be made pursuant to the foregoing clause, a “Claims Period”); provided that any claims by Parent (on behalf of any Parent Indemnified Party) with respect to any such Parent Indemnifiable Loss made prior to the expiration of the applicable Claims Period shall continue until such claim is resolved pursuant to the terms of this Article VII. “Claim Notice” means a notice delivered by Parent (on behalf of a Parent Indemnified Party): (i) stating that an Parent Indemnified Party has paid, sustained, incurred or accrued Parent Indemnifiable Losses, (ii) specifying in reasonable detail the amount of such Parent Indemnifiable Losses (if known and quantifiable), the date each such Parent Indemnifiable Loss was paid, sustained, suffered, accrued or incurred (including, in the case of claims pursuant to Section 7.2(a), the applicable Company Fundamental Representation claimed to be inaccurate) and (iii) the nature of the Indemnifiable Matter to which such item is related (which shall include a reasonably detailed description of the facts and circumstances giving rise to and supporting such claim). Parent may update a Claim Notice from time to time to reflect any change in circumstances following the date thereof. The Stockholders’ Representative may object to a claim for indemnification of an Indemnifiable Matter set forth in a Claim Notice by delivering to Parent (and, in the case of a claim against the Indemnity Escrow Fund, with a concurrent copy to the Escrow Agent) within 30 days of the delivery by Parent of a Claim Notice or any updated Claim Notice (such date, the “Objection Deadline”), a written statement of objection to the claim made in the Claim Notice (an “Objection Notice”), which Objection Notice shall set forth in reasonable detail the nature of the objections to the claims in respect of which the objection is made. If the Stockholders’ Representative either fails to issue an Objection Notice within the Objection Deadline or prior to the expiration of the Objection Deadline confirms in writing that the Parent Indemnified Party is entitled to the full amount of the claims for Parent Indemnifiable Losses set forth in such Claim Notice, then the Escrow Agent shall, upon Parent’s and the Stockholders’ Representative’s direction, distribute to Parent a number of shares of Parent Common Stock from the Escrow Fund having a total value

(calculated by reference to the Parent Announcement Stock Price) equal to the amount of any Parent Indemnifiable Losses corresponding to such claim or claims as set forth in such Claim Notice.

(b)Resolution of Conflicts.

(i)If the Stockholders’ Representative delivers an Objection Notice in accordance with Section 7.5(a), the Stockholders’ Representative and Parent (on behalf of the Parent Indemnified Party) shall negotiate in good faith for 30 days to resolve such dispute (the “Negotiation Period”). If the Stockholders’ Representative and Parent reach an agreement with respect to such dispute, a written memorandum setting forth such agreement shall be prepared and signed by the Stockholders’ Representative and Parent (a “Settlement Memorandum”) and, in the case of a claim against the Indemnity Escrow Fund, shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such Settlement Memorandum and make distributions from the Indemnity Escrow Fund in accordance with the terms thereof. Upon receipt of the Settlement Memorandum, the Escrow Agent shall distribute to Parent a number of shares of Parent Common Stock from the Escrow Fund in accordance with the terms of such Settlement Memorandum.

(ii)If the Stockholders’ Representative and Parent (on behalf of the Parent Indemnified Party) are unable to reach a written agreement with respect to such dispute after good faith negotiation during the Negotiation Period, any party to such dispute may bring an arbitration in accordance with the terms of Section 7.8 to resolve such dispute.

(iii)All offers, promises, conduct, and statements, whether oral or written, made in the course of the Negotiation Period by any of the parties, their agents, employees, experts and attorneys are confidential, privileged, and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-disclosable as a result of its use in the negotiation.

(c)Treatment of Indemnification Payments. The Stockholder, the Stockholders’ Representative and Parent agree to treat (and cause their Affiliates to treat) any payments received pursuant to this Article VII as adjustments to the Merger Consideration for all Tax purposes, to the extent permitted by Applicable Law.

Section 7.6 Third-Party Claims.

(a)In the event that any Legal Proceeding is instituted, or that any claim is asserted, by any Person not Party hereto in respect of an Indemnifiable Matter against an Parent Indemnified Party (a “Third-Party Claim”), such Parent Indemnified Party (or Parent on behalf thereof) shall promptly notify the Stockholders’ Representative of any such claim (describing the claim in reasonable detail, the amount therefor (if known and quantifiable) and the basis thereof in reasonable detail) to which it has knowledge. The failure so to notify the Stockholders’ Representative of the commencement of any such Third-Party Claim will not relieve any Stockholder from liability in connection therewith except to the extent that such Stockholder is materially prejudiced by such failure.

(b)If a Third-Party Claim is made against a Parent Indemnified Party, the Stockholders’ Representative shall be entitled to participate in the defense thereof and may upon written notice given to Parent within thirty (30) days of the receipt by the Stockholders’ Representative of the notice of such Third-Party Claim assume the defense thereof, at the expense of the Stockholders; provided, however, that the Stockholders’ Representative shall not be entitled to assume control of such defense and the Parent Indemnified Parties shall have the right to control such defense if (i) such Third-Party Claim seeks injunctive, equitable or other non-monetary relief, (ii) such Third-Party Claim involves criminal or quasi-criminal allegations or (iii) the Parent Indemnified Party has been advised by counsel that an actual conflict of interest exists between the Stockholders’ Representative and one or more Parent Indemnified Parties. If the Stockholders’ Representative assumes such defense, the Parent Indemnified Parties shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Stockholders’ Representative.

(c)If Stockholders’ Representative (i) does not elect within the 30 days after receipt of notice of such Third-Party Claim to defend against, negotiate, settle or otherwise deal with any Third-Party Claim or (ii) is not entitled to do so pursuant to the terms of Section 7.6(b), Parent shall defend against and use reasonable best efforts to resolve such Third-Party Claim. Notwithstanding anything to the contrary contained herein, Stockholders’ Representative shall be entitled, at the expense of Stockholders’ Representative (on behalf of the Stockholders), to participate in, but not to determine or conduct, the defense of such Third-Party Claim.

(d)If Parent (on behalf of a Parent Indemnified Party) assumes the defense of a Third-Party Claim, it may settle such Third-Party Claim only with the consent of the Stockholders’ Representative (on behalf of the applicable Stockholder) (which will not be unreasonably withheld, conditioned or delayed). If the Stockholders’ Representative assumes the defense of a Third-Party Claim, it may settle such Third-Party Claim only with the consent of Parent (which will not be unreasonably withheld, conditioned or delayed). No Losses incurred by any Parent Indemnified Party in connection a Third-Party Claim shall constitute Parent Indemnifiable Losses under this Article VII unless the Stockholders’ Representative shall have consented in writing to such settlement (which consent shall not be unreasonably conditioned, withheld or delayed).

Section 7.7 Escrow Arrangements.

Within five (5) Business Days following the termination of the Escrow Fund, which shall occur on the 18-month anniversary of the Closing Date with respect to the Indemnity Escrow Fund and on the 36-month anniversary of the Closing Date with respect to the Special Indemnity Escrow Fund, the Escrow Agent shall deliver to the Exchange Agent the balance of the Indemnity Escrow Fund or the Special Indemnity Escrow Fund, as applicable, (representing a number of shares of Parent Common Stock) for distribution to the Stockholders as provided in the Escrow Agreement (based on their Pro Rata Portion), less any amounts (calculated by reference to the Parent Announcement Stock Price) that would be necessary to satisfy any then pending and unsatisfied or unresolved claim for indemnification for any Parent Indemnifiable Loss pursuant to this Article VII delivered to the Stockholders’ Representative in accordance with and subject to the terms and limitations of this Article VII if such claim(s) were resolved in full in favor of the Parent Indemnified Parties (which amounts will continue to be held in the Indemnity Escrow Fund until the related claims have been finally resolved). Promptly following the time that any such pending and unsatisfied or unresolved claims shall thereafter have been resolved, the Escrow Agent shall deliver to the Exchange Agent or the Surviving Corporation, as applicable, the remaining portion of such undistributed amount for distribution to the Stockholders, if any, not used to satisfy such claims to the Stockholders as provided in the Escrow Agreement (based on their Pro Rata Portion).

Any Stockholder who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to this Section 7.7 (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Announcement Stock Price, and Parent shall pay, or cause to be paid, such cash amount to such Stockholder.

Section 7.8 Dispute Resolution Relating to Claims for Indemnification.

(a)With respect to any dispute between Parent and the Stockholders’ Representative (on behalf of the Stockholders) with respect to any claim for indemnification of Parent Indemnifiable Matters in accordance with the provisions hereof, either Parent or the Stockholders’ Representative (on behalf of a Stockholder) may submit the dispute (each such dispute, a “Dispute”) to confidential, final and binding arbitration in accordance with the J.A.M.S. Comprehensive Arbitration Rules and Procedures then in effect (the “J.A.M.S. Rules”) except as modified herein. The arbitral tribunal shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute. The award rendered by the arbitral tribunal shall be in writing and shall state the reasons on which it is based (the “Award”). The Award shall be non-appealable, binding and conclusive upon the Parties hereto, the Parent Indemnified Parties and the Stockholders. In the event such Award relates to a claim against the Indemnity Escrow Fund, Parent and the

Stockholders’ Representative shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the amounts from the Indemnity Escrow Fund in accordance with Section 7.5(a) and the terms of such Award. Any judgment upon the Award may be entered in any court having jurisdiction over any party or any of its assets.

(b)The seat of the arbitration shall be Wilmington, Delaware.

(c)The arbitration shall be conducted by a panel of three (3) arbitrators, one selected by the claimant in the demand for arbitration, the second selected by the respondent within 30 days of receipt of the demand for arbitration or in the answer thereto, whichever comes first, and the third, who shall act as the Chairperson, selected by the two party-appointed arbitrators within 30 days of the selection of the second arbitrator. Upon the written request of any Party, any arbitrator(s) not selected within these time periods shall be appointed in accordance with the JAMS Rules. Unless the Parties agree otherwise, each arbitrator shall be familiar with the commercial law of Delaware and cannot work for a firm then performing services for either Party.

(d)The arbitration and this arbitration agreement shall be governed by the Federal Arbitration Act (9 U.S.C. § 1 et seq.).

(e)Parent and the Stockholders’ Representative (on behalf of the Stockholders) shall bear its own costs of the arbitration, including attorneys’ fees, and shall bear the expense of deposits and advances required by the arbitral tribunal and J.A.M.S. in equal proportions.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Interpretation.

(a)When a reference is made herein to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or law, such reference is to such Contract, instrument or law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of law) by succession of comparable successor law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that Person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “made available to,” “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete copy of the information or material referred to has been made available for review by that Person or its Representatives in the virtual data room established in connection with the Transactions at least 48 hours prior to the execution of this Agreement. With 24 hours following the execution of this Agreement, the Company shall deliver a copy of all of the files made available in the virtual data room established in connection with the Transactions. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the sixth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

(b)The Parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document.

Section 8.2 Amendment or Supplement. Subject to Applicable Law, this Agreement can be amended, supplemented or modified only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, modification is sought; provided that, following the Effective Time, the written consent of the Stockholders’ Representative shall also be required to approve any amendment on behalf of the Company. For purposes of this Section 8.2, the Stockholders agree that any amendment of this Agreement as to which the Stockholders’ Representative has given its written consent shall be binding upon and effective against the Stockholders whether or not they have signed such amendment, supplement or modification.

Section 8.3 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties, except that Parent or Merger Sub may assign, in their sole discretion, any or all of their rights, interests and obligations under this Agreement to any Affiliate of Parent, but no such assignment shall relieve Parent or Merger Sub of any of their obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.3 shall be null and void.

Section 8.4 Extension of Time, Waiver. At any time prior to the Effective Time, any Party may, subject to Applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions. Notwithstanding anything to the contrary contained herein, no failure or delay by the Company, Parent, Merger Sub or the Stockholders’ Representative, in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. For purposes of this Section 8.4, the Stockholders agree that any extension or waiver signed by the Stockholders’ Representative shall be binding upon and effective against all Stockholders whether or not they have signed such extension or waiver.

Section 8.5 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

(b)Subject to Section 7.8, each of the Parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any state or federal court located within the State of Delaware, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in the Delaware Court of Chancery or, to the extent required by Applicable Law, the federal court located within the State of Delaware, (b) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery or in any state or federal court located within the State of Delaware, (c) waives, to the fullest extent permitted by Applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each of the Parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth below shall be effective service of process for any suit, action or proceeding brought in any such court.

(c)EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. Each of the Parties hereto (i) certifies that no Representative, agent or attorney of any other Party has represented, expressly or otherwise, that such other Party would not, in the event of litigation, seek to enforce that foregoing waiver and (ii) acknowledges that it and the other hereto have been induced to enter into this Agreement and Transactions, by, among other things, the mutual waivers and certifications in this Section 8.5.

Section 8.6 Remedies. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled (without the requirement to post a bond or other security) to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company or Parent or Merger Sub, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company or Parent and Merger Sub, as applicable, under this Agreement.

Section 8.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission), (c) when sent by e-mail (with written confirmation of receipt) or (d) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses (or to such other address as a party may have specified by notice given to the other parties pursuant to this provision), provided that with respect to notices deliverable to the Stockholders’ Representative, such notices shall be delivered solely via email:

If to Parent or Merger Sub, to:

1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, California 94111

Attention: General Counsel

E-mail:

with a copy (which shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Matthew Hemington; David Silverman

E-mail: hemingtonmb@cooley.com; dsilverman@cooley.com

If to the Company prior to the Effective Time, to:

Iora Health, Inc.

101 Tremont Street

Boston, MA 02108

Attention: Rushika Fernandopulle, Chief Executive Officer

E-mail:

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Howard Ellin; Mike Ringler; Dohyun Kim

E-mail: howard.ellin@skadden.com; mike.ringler@skadden.com; dohyun.kim@skadden.com

If to the Stockholders’ Representative, to:

FORTIS ADVISORS LLC

Attention: Notices Department (Project Snowbird)

E-mail: notices@fortisrep.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001

Attention: Attention: Howard Ellin; Mike Ringler; Dohyun Kim

E-mail: howard.ellin@skadden.com; mike.ringler@skadden.com; dohyun.kim@skadden.com

Section 8.8 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible. Except as otherwise expressly provided for herein, nothing contained in any representation or warranty, or the fact that any representation or warranty may or may not be more specific than any other representation or warranty, shall in any way limit or restrict the scope, applicability, or meaning of any other representation or warranty contained herein.

Section 8.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement, the Exhibits hereto, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other Transaction Agreements (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for the rights provided to D&O Indemnified Parties pursuant to Section 4.14(a), are not intended to and shall not confer upon any Person other than the Parties hereto any rights or remedies hereunder. The Exhibits to this Agreement constitute a part of this Agreement and are incorporated into this Agreement for all purposes as if fully set forth herein.

Section 8.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the Parties hereto and delivered to the other Parties hereto; it being understood and agreed that all Parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the Parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

Section 8.11 Affiliated Practices. Notwithstanding the representations and warranties of the Company with respect to the Affiliated Practices in Article II nor the covenants of the Company relating to the Affiliated Practices set forth in Article IV (the “Covenants”), nothing contained herein or in any schedules are intended by the Company to, nor shall they be deemed for any purpose to mean, suggest, or serve as evidence that the Company is in any way engaged in the practice of medicine or is in violation of any Applicable Laws requiring that only duly licensed professionals engage in the practice of medicine. No Company Group Member owns or controls the Affiliated Practices. To the contrary, the Affiliated Practices are separate legal entities wholly owned and operated by duly licensed physicians who are solely responsible for the Affiliated Practices’ own conduct and actions. Notwithstanding the foregoing, in no event shall this Section 8.11 be construed to limit or otherwise modify any of the representations, warranties, covenants or agreements contained in this Agreement or any of the rights or remedies of the Parent Indemnified Parties hereunder.

Section 8.12 Stockholders’ Representative.

(a)Appointment. By virtue of the Merger and the adoption of this Agreement and without any further action of any of the Stockholders or the Company, each of the Stockholders irrevocably nominates, constitutes and appoints Fortis Advisors LLC as his, her or its exclusive agent and true and lawful attorney-in-fact (the “Stockholders’ Representative”), with full power of substitution, to act in the name, place and stead of the Stockholder for purposes of executing any documents and taking any actions that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate in connection with any claim under this Agreement or under the Escrow Agreement. Fortis Advisors LLC hereby accepts its appointment as Stockholders’ Representative.

(b)Authority. Each of the Stockholders grants to the Stockholders’ Representative full authority to do all things and to perform all acts pursuant to this Agreement, the Escrow Agreement or the Agent Engagement Agreement and to execute, deliver, acknowledge, certify and file on behalf of each such Stockholder (in the name of any or all of the Stockholders or otherwise) any and all documents that the Stockholders’ Representative may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Stockholders’ Representative may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by this Section 8.12. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Stockholders, except as expressly provided herein, in the Escrow Agreement and in the Agent Engagement Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule. Notwithstanding anything to the contrary contained herein or in any other agreement executed in connection with the Transactions: (i) Parent shall be entitled to deal exclusively with the Stockholders’ Representative on all matters relating to any claim under this Agreement or pursuant to the Escrow Agreement and (ii) Parent, the Escrow Agent and each Stockholder shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Stockholder by the Stockholders’ Representative, and on any other action taken or purported to be taken on behalf of any Stockholder by the Stockholders’ Representative, as fully binding upon such Stockholder. The Stockholders’ Representative shall be entitled to: (i) rely upon the Estimated Capitalization Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Stockholder or other party. A decision, act, consent or instruction of the Stockholders’ Representative under this Agreement, the Escrow Agreement or the Agent Engagement Agreement, including an amendment, extension or waiver of this Agreement pursuant to Section 8.2 and Section 8.4, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders and their successors as if expressly confirmed and in writing by the Stockholders, and all defenses which may be available to any Stockholder to contest, negate or disaffirm the action of the Stockholders’ Representative taken in good faith under this Agreement, the Escrow Agreement or the Agent Engagement Agreement are waived. The Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Stockholders’ Representative as being the decision, act, consent or instruction of the Stockholder. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Representative.

(c)Power of Attorney. The Stockholders recognize and intend that the power of attorney granted in Section 8.12(a) and the powers, immunities and rights to indemnification granted to the Agent Group hereunder: (i) are coupled with an interest and are irrevocable, (ii) may be delegated by the Stockholders’ Representative, (iii) shall survive the death, bankruptcy, liquidation or incapacity of each of the Stockholder and shall be binding on each such Stockholder’s heirs, successors and assigns and (iv) shall survive the delivery of an assignment by any Stockholder of the whole or any fraction of his, her or its interest in the Escrow Shares.

(d)Advisory Group. Certain Stockholders have entered into an engagement agreement (the “Agent Engagement Agreement”) with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement, the Escrow Agreement and the Agent Engagement Agreement (such Stockholder, including members, managers, directors, officers, agents and employees, and their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Representative nor its members, managers, directors, officers, agents and employees, nor any member of the Advisory Group, (collectively, the “Agent Group”) shall be liable to any Stockholder for any act done or omitted hereunder, under the Escrow Agreement or under the Agent Engagement Agreement as Stockholders’ Representative or member of the Advisory Group while acting in good faith and without gross negligence or willful misconduct and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Stockholders shall severally but not jointly indemnify, defend and hold the Stockholders’ Representative and the Agent Group harmless against any Loss, claim, fee, judgment, fine or amount paid in settlement incurred without gross negligence or willful misconduct on the part of the Stockholders’ Representative and the Agent Group and arising from the acceptance or administration of its duties hereunder, under the Escrow Agreement or under the Stockholders’ Representative Engagement Agreement, including the reasonable fees and expenses of any third party retained by the Stockholders’ Representative and costs in connection with seeking recovery from insurers (collectively, the “Agent Expenses”). Such Agent Expenses may be recovered first, from the Expense Fund, and second, directly from the Stockholders. The Stockholders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Stockholders’ Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions.

(e)Replacement. If the Stockholders’ Representative shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Stockholders shall (by consent of those Stockholders entitled to at least a majority of Escrow Fund), within 10 days after such death, disability or inability, appoint a successor to the Stockholders’ Representative (who shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Stockholders’ Representative as Stockholders’ Representative hereunder. If for any reason there is no Stockholders’ Representative at any time, all references herein to the Stockholders’ Representative shall be deemed to refer to the Stockholders as a group. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(f)Stockholders’ Representative Expense Fund. As soon as practicable after the Effective Time, the Parties shall cooperate to provide for the sale of the Expense Fund Shares at then prevailing prices on the Nasdaq, which shares shall be executed in round lots to the extent practicable. The Expense Fund Amount shall be available: (i) as a fund for the Agent Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Agent Engagement Agreement, or (ii) as otherwise determined by the Advisory Group. The Stockholders shall not receive interest or other earnings on the Expense Fund. The Stockholders’ Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Stockholders’ Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. The Stockholders will not receive any interest on the Expense Fund and assign to the Stockholders’ Representative any such interest. Subject to Advisory Group approval, the Stockholders’ Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Stockholders. For Tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing. Any amounts remaining from the Expense Fund shall be paid to the Escrow Agent or the Exchange Agent, as applicable, for further distribution to the Stockholders (based on their Pro Rata Portion) at such time as the Stockholders’ Representative determines to be appropriate.

Section 8.13 Post-Closing Representation. Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) has been engaged by the Company to represent it in connection with this Agreement, any other related agreement or document, or any of the transactions contemplated hereby or thereby (the “Current Representation”). If the Stockholders’ Representative so desires, acting on behalf of the Stockholders and without the need for any consent or waiver by the Company, Parent, Merger Sub, the Surviving Corporation or any other Person, Skadden shall be permitted to represent the Stockholders (or any of them) after the Closing in connection with any matter, including any matter related to this Agreement, any other Transaction Agreement, the transactions contemplated hereby or thereby, or any disagreement or dispute relating thereto (the “Post-Closing Representation”). Without limiting the generality of the foregoing, after the Closing, Skadden shall be permitted to represent the Stockholders, any holder of Company Options or Phantom Stock Awards, or any of their respective agents and Affiliates (any such Person, a “Designated Person”), or any one or more of them, in connection with any negotiation, transaction or dispute (including any litigation, arbitration or other adversary proceeding) with Parent, the Surviving Corporation, or any of their agents or Affiliates under or relating to this Agreement, any other Transaction Agreement, and any related matter, such as claims or disputes arising under any Transaction Agreement, including with respect to any indemnification claims hereunder or any claims arising out of alleged Fraud or other similar matters.

Section 8.14 Definitions. As used herein, the following terms have the meanings ascribed thereto below:

“Adjustment Escrow Amount” means 135,135 shares of Parent Common Stock.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; provided, however, that the Affiliated Practices shall not be deemed to be an Affiliate. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Affiliated Practices” means all of the professional medical organizations and entities to which any Company Group Member provides administrative and business support services, including but not limited to those entities listed on Section 8.14-A of the Company Disclosure Schedule.

“Antitrust Laws” means, individually and collectively, the HSR Act, the United States Sherman Act, as amended, the United States Clayton Act, as amended, the United States Federal Trade Commission Act, as amended, and any other applicable United States federal or state, or any foreign or supranational, statutes, laws, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, Permit, regulation, ruling or legally enforceable requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California and Boston, Massachusetts.

“Calculation Time” means 11:59 p.m. (Eastern time) on the day immediately prior to the Closing Date.

“Capitalization Spreadsheet Trial Run” shall mean the spreadsheet attached hereto as Exhibit J, setting forth the Company’s good faith estimates of the Merger Consideration (including the calculation of the estimated Deduction Amount), for each class and series of Company Capital Stock, Company Option and Company Warrant, each determined on a pro forma basis as if the Closing occurred on the date of this Agreement.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020.

“Cash” means the cash and cash equivalents of the Company Group calculated in accordance with the Company Accounting Principles (including wires sent to and checks deposited in accounts of the Company Group Members, but excluding any Restricted Cash and the aggregate amount of cash needed to fund wires, checks, drafts, draws and any electronic disbursements written or ordered by any Company Group Member but not cleared), in each case as of the Calculation Time.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Target exceeds Net Working Capital.

“Closing Net Working Capital Surplus” means the amount, if any, by which the Net Working Capital exceeds Closing Net Working Capital Target.

“Closing Net Working Capital Target” means $31,761,000.

“Code” means Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Accounting Principles” means, GAAP applied on a basis consistent with the methodologies, judgments, practices, procedures, estimation techniques, assumptions and principles used in the preparation of the balance sheet included in the Company Audited Financial Statements (the “Historical Practices”); provided that if GAAP conflicts with any particular methodology, judgment, practice, procedure, estimation technique, assumption or principle used in the Historical Practices, then the parties shall use the methodology, judgment, practice, procedure, estimation technique, assumption or principle, as the case may be, that most closely resembles the one used in the Historical Practices and which is consistent with GAAP.

“Company Capital Stock” means the Company Common Stock, Company Special Stock and the Company Preferred Stock.

“Company Charter” means the Certificate of Incorporation of the Company (as amended).

“Company Class A Common Stock” means the Class A Common Stock, par value $0.01 per share, of the Company.

“Company Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of the Company.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company, setting forth and certifying, (a) the estimated amount of (i) the Deduction Amount and (ii) each element of the Deduction Amount as set forth on Section 1.5(d) of the Company Disclosure Schedules, including (1) Company Debt (including an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed) and (2) any unpaid Transaction Expenses, and (b) an estimated calculation of the Merger Consideration.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

“Company Debt” means, with respect to the Company Group, without duplication, the outstanding principal amount of, and all interest, fees, prepayment premiums, expenses, breakage costs, indemnities, penalties or other amounts accrued in respect of and all amounts otherwise owing or payable at retirement of, (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of any Company Group Member, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks or financial institutions or otherwise, including the Existing Credit Agreement (ii) all outstanding reimbursement obligations of any Company Group Member with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of any Company Group Member, (iii) all obligations of any Company Group Member under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (iv) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent, (v) all deferred payment obligations of any Company Group Member, including any earnouts, contingent payments or obligations, pursuant to purchase agreements or merger agreements (other than this Agreement) to which any Company Group Member is a party, (vi) all obligations and liabilities under leases required under GAAP to be capitalized, (vii) all deferred rent or lease incentive liability, (viii) to the extent Parent in fact actually terminates the applicable lease prior to the final determination of the Deduction Amount, any obligations of any Company Group Member related to the practice located at 230 E WT Harris Blvd, Suite B-11 Charlotte, NC 28262, including but not limited to remaining operating lease commitments, lease termination fees, severance, start-up fees that must be refunded to health plan sponsors, and construction or purchase commitments outstanding as of the Agreement Date or upon termination of the practice (in each case, to the extent incurred by a Company Group Member prior to Closing), (ix) any unpaid Pre-Closing Taxes (other than Transaction Payroll Taxes), (x) all accounts payable due and owing for at least ninety (90) days as of the date of this Agreement, (xi) any outstanding severance obligations outstanding as of the of the Agreement Date, (xii) any items listed on Section 8.14-C(ii) of the Company Disclosure Schedule, and (xiii) all guaranties, endorsements, assumptions and other contingent obligations of any Company Group Member in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (v) appertaining to third parties; provided, that, in no event shall any payment obligation set forth on Section 8.14-C(iii) of the Company Disclosure Schedule constitute Company Debt. For the avoidance of doubt, Company Debt shall (A) not include any (x) indebtedness between or among the Company Group Members, (y) Transaction Expenses and (z) any item included as a current liability in the calculation of Net Working Capital, (B) be calculated as of the Calculation Time (with the exception of Taxes), and (C) include any Parent cash advances received by the Company Group Members pursuant to Section 4.24.

“Company Group” means the Company and its Subsidiaries.

“Company Group Member” means the Company or one of its Subsidiaries.

“Company Material Adverse Effect” means, with respect to any Company Group Member, any change, event, circumstance, occurrence or state of facts (each, an “Effect”) that, individually or in the aggregate, (a) is or would reasonably expected to be materially adverse to the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of the Company Group Members taken as a whole, or (b) would or would be reasonably likely to prevent, impair or materially delay the ability of the Company to perform its obligations hereunder or to consummate the Transactions; provided that in the case of the foregoing clause (a), no Effect to the extent directly relating to or arising from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes and general conditions in the industry in which the Company operates, (ii) general economic conditions, or changes in any financial, debt, credit, capital, banking or securities markets or conditions, in any location where any Company Group Members’ or Affiliated Practices’ businesses are conducted, (iii) any natural disaster, disease outbreaks, epidemics and pandemics (including COVID-19), or any acts of terrorism, sabotage, cyber-intrusion, military action or war (whether or not declared) or any escalation or worsening thereof, (iv) changes in Applicable Law or GAAP, or in either case, the enforcement or authoritative interpretation thereof, (v) any failure, in and of itself, by any Company Group Member to meet internal or published projections, forecasts, estimates or predictions in respect of revenue, earnings, or other financial or operating metrics for any period (provided that the cause or basis for any Company Group Member to meet such projections or forecasts or revenue or earnings predictions shall not be excluded) and (vi) (A) the taking of any action specifically required to be taken under the terms of this Agreement; or (B) the failure to take any action specifically prohibited by this Agreement; provided, further, that with respect to clauses (i), (ii), (iii) and (iv), the Company Group Members taken as a whole are not disproportionately affected thereby relative to other companies operating in the industry in which the Company Group Members operate.

“Company Option” means all options granted pursuant to the Company Option Plan.

“Company Option Plan” means the Company’s 2011 Equity Incentive Plan, as amended.

“Company Personnel” means any current or former employee, consultant, independent contractor or director of any Company Group Member or Affiliated Practice.

“Company Phantom Stock Award” means all cash-settled stock appreciation rights granted pursuant to the Company Option Plan.

“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series C2 Preferred Stock, Company Series D Preferred Stock, Company Series D2 Preferred Stock, Company Series E Preferred Stock, Company Series E2 Preferred Stock, Company Series E3 Preferred Stock and Company Series F Preferred Stock.

“Company Series A Preferred Stock” means the Series A Preferred Stock, par value $0.01 per share, of the Company.

“Company Series B Preferred Stock” means the Series B Preferred Stock, par value $0.01 per share, of the Company.

“Company Series C Preferred Stock” means the Series C Preferred Stock, par value $0.01 per share, of the Company.

“Company Series C2 Preferred Stock” means the Series C2 Preferred Stock, par value $0.01 per share, of the Company.

“Company Series D Preferred Stock” means the Series D Preferred Stock, par value $0.01 per share, of the Company.

“Company Series D2 Preferred Stock” means the Series D2 Preferred Stock, par value $0.01 per share, of the Company.

“Company Series E Preferred Stock” means the Series E Preferred Stock, par value $0.01 per share, of the Company.

“Company Series E2 Preferred Stock” means the Series E2 Preferred Stock, par value $0.01 per share, of the Company.

“Company Series E3 Preferred Stock” means the Series E3 Preferred Stock, par value $0.01 per share, of the Company.

“Company Series F Preferred Stock” means the Series F Preferred Stock, par value $0.01 per share, of the Company.

“Company Special Stock” means the Special Stock, par value $0.01 per share, of the Company.

“Company Voting Preferred Stock” means all Company Preferred Stock other than shares of Company Series C2 Preferred Stock, Company Series D2 Preferred Stock, Company Series E2 Preferred Stock and Company Series E3 Preferred Stock,

“Company Warrant” means any warrant to purchase shares of Company Capital Stock.

“Contract” means any (whether written or oral) contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument that is legally binding.

“COVID-19” means the novel coronavirus disease 2019, known as COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any required quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar Applicable Laws, directives, guidelines or recommendations promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act.

“Data Breach” has the meaning defined in Privacy Laws.

“Deferred Payroll Taxes” means any payroll Taxes payable by any Company Group Member or Affiliated Practice for a Tax period that occurs prior to the Closing that are payable following the Closing under the CARES Act or the Payroll Tax Executive Order, calculated without giving effect to any Tax credits afforded under the CARES Act, the Families First Coronavirus Response Act, the Payroll Tax Executive Order or any similar applicable federal, state or local law to reduce the amount of any such Taxes payable or owed.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected, and not waived, withdrawn or lost, in accordance with the DGCL in connection with the Merger.

“Environmental Law” means any Applicable Law as in effect on or prior to the Closing Date relating to the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) that, together with such entity, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Shares” means the shares of Parent Common Stock held from time to time in the Escrow Fund.

“Estimated Deduction Excess” means the Company’s good faith estimate of the Final Deduction Excess, if any.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the quotient obtained by dividing the Merger Consideration by the Fully Diluted Company Share Number.

“Expense Fund Amount” means a number of shares of Parent Common Stock having a total value (calculated by reference to the Parent Announcement Stock Price) equal to $1,000,000 (such shares, the “Expense Fund Shares”).

“Existing Credit Agreement” means that certain Loan and Security Agreement, dated as of June 23, 2020 (as modified by that certain Joinder and First Loan Modification Agreement, dated as of January 8, 2021, and as amended, restated, amended and restated, supplemented or otherwise modified from time to time), by and among Silicon Valley Bank, a California corporation, Iora Health, Inc., a Delaware corporation, Iora Senior Health, Inc., a Delaware corporation, and Iora Health NE DCE, LLC, a Delaware limited liability company.

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f) (including Medicare, state Medicaid programs, TRICARE and similar or successor programs) and any other health care or payment program administered or financed in whole or in part by any domestic federal, state or local government and any successor program to any of the above.

“Fraud” means an actual and intentional fraud under Delaware common law in any certificate delivered pursuant to this Agreement or in the making of a representation or warranty expressly stated in Article II or Article III of this Agreement. “Fraud” shall not include any cause of action, including fraud, based on constructive or imputed knowledge, negligence or recklessness.

“Fully Diluted Company Share Number” shall mean the number of shares, without duplication, equal to (i) the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis, including the conversion of the shares of Company Special Stock into shares of Company Class B Common Stock), plus (ii) the total number of shares of Company Common Stock issuable upon the exercise of Company Options.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, tribunal, arbitrator, regulatory or administrative agency, commission, department, board, bureau or authority or other governmental or regulatory instrumentality, federal, state or local, domestic, foreign or multinational, or any political subdivision thereof.

“Hazardous Materials” means any material, substance of waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive,” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, chlorofluorocarbons, and all other ozone-depleting substances.

“Healthcare Laws” means all Applicable Laws pertaining to healthcare regulatory matters applicable to the business, products or operations of any Company Group Member and/or Affiliated Practice including, but not limited to: (i) Applicable Laws relating to Medicare (Title XVIII of the Social Security Act); (ii) Applicable Laws relating to Medicaid (Title XIX of the Social Security Act); (iii) Applicable Laws relating to TRICARE (10 U.S.C. § 1071 et seq.); (iv) Public Health Services Act (42 U.S.C. § 201 et seq.); (v) Applicable Laws relating to healthcare fraud and abuse, false claims, self-referral and kickbacks, including the Stark Law (42 U.S.C. § 1395nn); the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the False Claims Act (35 U.S.C. § 3729 et seq.); the Program Fraud Civil Remedies Act (35 U.S.C. §§ 3801-3812); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Civil Monetary Penalties Law (42 U.S.C. §§ 1320a-7a); the Exclusion Laws (42 U.S.C. § 1320a-7); the Beneficiary Inducement Statute (42 U.S.C. § 1320a-7a(a)(5)); the Eliminating Kickbacks in Recovery Act of 2018 (18 U.S.C. § 220 et seq.); all criminal Applicable Laws relating to healthcare fraud and abuse, including the healthcare fraud criminal provisions under HIPAA, 18 U.S.C. §§ 286, 287, and 1001; (vi) HIPAA and all Privacy Laws; (vii) any state or federal licensure, permit or authorization, including collaborative or supervisory agreements required by Applicable Law; (viii) Applicable Laws, binding guidance and binding standards relating to the regulation, provision, or administration of, or billing, coding, reimbursement or payment for, health care products or services, including, without limitation, any state licensure, credentialing, or certification requirement limiting the scope of activities of persons acting without such license, credential or certification; (ix) all Applicable Laws concerning the ordering, storage, security, or prescribing of controlled substances; (x) any other Applicable Laws concerning the corporate practice of medicine; (xi) in each case of the foregoing clauses (i) through (x), all implementing regulations promulgated thereunder and under all comparable state or local Applicable Laws; (xii) the 21st Century Cures Act and implementing regulations, including regulations issued by the Office of the National Coordinator for Health Information Technology and CMS regarding interoperability, information blocking and patient access (collectively, the “Cures Act”); (xiii) the CMS Promoting Interoperability Program; (xiv) all other Applicable Laws regarding EHRs and other certified health information technology (“CEHRT Laws”); and (xv) all Applicable Laws relating to digital health, licensure, the provision of care via telehealth or telemedicine modalities, or any other aspect of providing healthcare.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act, together with all implementing regulations thereof, as amended, including but not limited to 45 CFR Part 160, Part 162 and Part 164, Subparts A, C, D and E.

“HSR Act” means the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnity Escrow Amount” means 238,613 shares of Parent Common Stock.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means each of the individuals set forth on Section 8.14-D of the Company Disclosure Schedule.

“Knowledge” or “Known” means (i) with respect to the Company, the actual knowledge of any of the individuals set forth on Section 8.14-E1 of the Company Disclosure Schedule after reasonable inquiry; provided that, for clarity, with respect to Intellectual Property rights, such inquiry is not required to include freedom to operate analyses, clearance searches, validity or noninfringement analyses or opinions, or any other similar analyses or opinions of counsel, and (ii) with respect to Parent and Merger Sub, the actual knowledge of any of any of the individuals set forth on Section 8.14-E2 of the Parent Disclosure Schedule after reasonable inquiry.

“Liens” means all liens, pledges, charges, mortgages, encumbrances, restrictions, adverse rights, and security interests of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same), in each such case, excluding restrictions on transfers arising under applicable federal, state and foreign securities laws and encumbrances, restrictions and adverse rights arising under any Intellectual Property licenses.

“Loss” means any liability, payment, cost, damage, disbursement, Tax, expense, diminution in value, loss, cost of remediation, deficiency or penalty and out-of-pocket expenses (including reasonable legal, accounting and other professional fees).

“Merger Consideration” means 56,144,278 shares of Parent Common Stock less number of shares of Parent Common Stock equal to Estimated Deduction Excess divided by the Parent Announcement Stock Price, if any.

“Merger Consideration Value” means an amount equal to the quotient obtained by dividing (A) the product of (i) Merger Consideration and (ii) Parent Closing Stock Price and (B) Fully Diluted Company Share Number.

“Multiemployer Plan” means a multiemployer plan within the meaning of Section 3(37) of ERISA.

“Nasdaq” means the Nasdaq Global Market.

“Net Working Capital” means (i) the Company’s consolidated total current assets (excluding capitalized commissions under ASC 606) as of the Calculation Time (as defined by and determined in accordance with GAAP and the Company Accounting Principles), excluding any Tax assets, Cash and any Cash advanced to the Company pursuant to Section 4.24 less (ii) the Company’s consolidated total current liabilities as of the Closing (as defined by and determined in accordance with GAAP and using the Company Accounting Principles), excluding any Tax liabilities, any Company Debt, any Transaction Expenses and any indebtedness between or among the Company Group Members or between and among the Company Group and the Parent Group.

“Optionholder” means each holder, as of immediately prior to the Effective Time, of a Company Option, whether or not vested.

“Order” has the meaning set forth in Section 6.1(b)(ii).

“Ordinary Course of Business” means, in the case of a Person, at any given time, the ordinary and usual course of operations of the business of such Person consistent with past practice.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the articles of association or certificate of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements, if any, relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Announcement Stock Price” shall mean $37.00.

“Parent Charter” means the Certificate of Incorporation of Parent (as amended).

“Parent Closing Stock Price” shall mean the dollar volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on Nasdaq during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) for the period of the five consecutive trading days prior to the date that is two Business Days prior to the Closing.

“Parent Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Parent Group” means Parent and its Subsidiaries.

“Parent Group Member” means Parent or one of its Subsidiaries.

“Parent Intervening Event” shall mean a material event or circumstance with respect to Parent or its Subsidiaries (and not the Company or its Subsidiaries or Affiliated Practices) was neither known nor reasonably foreseeable by the Parent Board as of or prior to the Agreement Date (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Board as of or prior to the Agreement Date (assuming for such purposes, reasonable consultation with the executive officers of Parent)) and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by such Parent (or to be refrained from being taken by Parent) pursuant to this Agreement, which event or circumstance, or any consequence thereof, becomes known to the Parent Board prior to obtaining the Parent Stockholder Approvals; provided, however that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Parent Intervening Event: (i) any changes in the market price or trading volume of Parent Common Stock, (ii) the fact that Parent or any of its Subsidiaries meet or exceed or fail to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period and (iii) any changes generally affecting the industries in which the Parent operates or in the economy generally or other general business, financial or market conditions.

“Parent Material Adverse Effect” means, with respect to Parent or any of its Subsidiaries, any Effect that, individually or in the aggregate, (a) is or would reasonably expected to be materially adverse to the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of Parent Group, or (b) would or would reasonably be likely to prevent, impair or materially delay the ability of Parent to perform its obligations hereunder or to consummate the Transactions; provided that in the case of the foregoing clause (a), no Effect to the extent directly relating to or arising from any of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (i) changes and general conditions in the industry in which Parent operates, (ii) general economic conditions, or changes in any financial, debt, credit, capital, banking or securities markets or conditions, in any location where Parent’s or any of its Subsidiaries’ businesses are conducted, (iii) any natural disaster, disease outbreaks, epidemics and pandemics (including COVID-19), or any acts of terrorism, sabotage, cyber-intrusion, military action or war (whether or not declared) or any escalation or worsening thereof, (iv) changes in Applicable Law or GAAP, or in either case, the enforcement or authoritative interpretation thereof, (v) any failure, in and of itself, by Parent or any of its Subsidiaries to meet internal or published projections, forecasts, estimates or predictions in respect of revenue, earnings, or other financial or operating metrics for any period (provided that the cause or basis for Parent or any of its Subsidiaries to meet such projections or forecasts or revenue or earnings predictions shall not be excluded), (vi) (A) the taking of any action specifically required to be taken pursuant to the terms of this Agreement and (vii) the announcement of, and performance of the Transactions, or (B) the failure to take any action specifically prohibited, by this Agreement; provided, further, that with respect to clauses (i), (ii), (iii) and (iv), Parent Group is not disproportionately affected thereby relative to other companies operating in the industry in which Parent Group operates. No reduction or other adverse change in the business, properties, assets, liabilities, operations, results of operations or condition (financial or otherwise) of Parent Group that results directly from the historical facts listed on Section 8.14 of the Parent Disclosure Schedule shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or is reasonably expected to occur.

“Parent R&W Policy Retention Amount” means $8,828,687.50.

“Party” means Parent and Merger Sub, on the one hand, and the Company, on the other.

“Payroll Tax Executive Order” means the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any Taxing Authority (including IRS Notice 2020-65).

“Permits” means permits, licenses, franchises, certificates, approvals, clearances, registrations, product listings, consents and authorizations from Governmental Authorities, or required by Governmental Authorities to be obtained.

“Permitted Liens” means (i) statutory Liens securing payments not yet due, (ii) Liens with respect to the payment of Taxes, in all cases that are not due and payable, or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financial Statements in accordance with GAAP, (iii) statutory Liens of landlords and Liens of suppliers, mechanics, carriers, materialmen, warehousemen, service providers or workmen and other similar Liens imposed by Applicable Law created in the Ordinary Course of Business for amounts that are not yet delinquent or that are being contested in good faith by appropriate proceedings properly instituted and diligently conducted, (iv) nonexclusive licenses of Intellectual Property granted in the Ordinary Course of Business and, (v) Liens securing obligations with respect to the Existing Credit Agreement and (vi) such other imperfections or irregularities of title or other Liens that, individually or in the aggregate, do not and could not reasonably be expected to materially affect the use of the properties or assets subject thereto or otherwise materially impair business operations as presently conducted.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Personal Data” means any data or information relating to an identified or identifiable individual natural person, including any data or information that, alone or in combination with other data or information, can be used to identify an individual natural person, including such person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued or online identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, gender, age or date of birth, treatment dates or other dates related to the person, educational or employment information, marital or other status, behavioral information, IP address, or any other data or information that constitutes personal data, Protected Health Information (as defined by HIPAA), personally identifiable information, personal information or similar defined term under applicable Privacy Laws or any information that is governed, regulated or protected by one or more Privacy Laws concerning information relating to an identified or identifiable individual natural person.

“Pre-Closing Tax Period” means any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” means (i) any Taxes of each Company Group Member relating or attributable to any Pre-Closing Tax Period that are not yet paid (including such Taxes that are not yet due and payable) as of the Closing Date (including Deferred Payroll Taxes), (ii) any Taxes of a Person other than the Company for which any Company Group Member (or any predecessor of any of the foregoing) is liable (x) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax law) as a result of having been a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) before the Closing or (y) as a result of an express or implied obligation to indemnify such Person, as a transferee or successor, by Contract, by operation of Applicable Law or otherwise as a result of an event or transaction occurring before the Closing, (iii) fifty percent (50%) of Transfer Taxes, (iv) any Taxes attributable to the Transactions, including, without limitation, any Transaction Payroll Taxes but excluding Transfer Taxes and (v) any amounts payable after the Closing Date as a result of an election under Section 965(h) of the Code by or with respect to the Company. For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued through the Closing Date for a Straddle Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation” ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis. In the case of any other Taxes that are imposed on a periodic basis for a Straddle Period, the amount of such Taxes that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period. In addition, for this purpose, the Parties agree that Transaction Tax Deductions shall be allocable to and deductible in the taxable year of the Company and the Company Group Members ending on (and including) the Closing Date to the extent such Transaction Tax Deductions are “more likely than not” allocable to such Tax period as determined by Parent in good faith.

“Privacy Laws” means any Applicable Law applicable to Personal Data, including, but not limited to, HIPAA, the California Consumer Privacy Act of 2018, state laws and regulations governing the safeguarding of Personal Data, state Data Breach notification laws and regulations, the Telephone Consumer Protection Act, and the Federal Trade Commission Act, 15 U.S.C. § 41 et seq.

“Privacy Obligations” means all requirements and obligations under applicable Privacy Laws and all written policies or terms of use of any Company Group Member or Affiliated Practice that are related to privacy, security, data protection, security breaches or the protection of Personal Data.

“Pro Rata Portion” means, with respect to a particular Stockholder, a fraction, (i) the numerator of which is the sum of the number of shares of Merger Consideration that such Stockholder is entitled to be paid pursuant to Section 1.2(a) with respect to his, her or its shares of Company Capital Stock and (ii) the denominator of which is the aggregate number of shares of Merger Consideration that all Stockholders are entitled to be paid pursuant to Section 1.2(a) with respect to their shares of Company Capital Stock, in each of the foregoing clauses (i) and (ii), shall exclude any payments in respect of Dissenting Shares.

“R&W Expenses” means all costs and expenses related to the R&W Policy, including all premiums, underwriting costs, brokerage commissions, Taxes related to such policy, other fees and expenses in connection with such policy or the satisfaction of conditions in any binding agreement therefor, and any fees and expenses of the R&W Policy broker incurred in connection with obtaining such R&W Policy.

“R&W Policy” means the buyer-side representations and warranties insurance policy to be obtained by Parent.

“Record Date” means a date to be determined by the Company Board or committee thereof.

“Reference Date” means June 4, 2021.

“Relevant Period” means the period commencing on January 1, 2017.

“Restricted Cash” means any cash and cash equivalents of the Company Group that are not freely usable following Closing because such cash or cash equivalents are subject to restrictions or limitations on use or distribution by Applicable Law or Contract, or Taxes imposed on repatriation to the U.S., including all security deposits and guarantees for Leased Real Property and leased personal property.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Special Indemnity Escrow Amount” means 405,405 shares of Parent Common Stock.

“Stockholders” means, as of any time or date, each holder of record of Company Capital Stock as of such time or date.

“Straddle Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity the accounts of which would be consolidated with those of such party in such party’s consolidated financial statements if such financial statements were prepared in accordance with GAAP, as well as any other corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party. For the avoidance of doubt, the Affiliated Practices shall not be deemed to be a Subsidiary of Parent or the Company.

“Tax Returns” means with respect to Taxes any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports and information returns and reports) or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Sharing Agreements” means any agreement relating to the sharing, allocation, reimbursement or indemnification of Taxes or amounts in lieu of Taxes, or any similar Contract or arrangement, excluding, for the avoidance of doubt, any agreement entered into in the Ordinary Course of Business the primary purpose of which does not relate to Taxes.

“Taxes” means all federal, state, local or foreign taxes, charges, fees, imposts, levies or other similar assessments in the nature of taxes, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, recapture employment, social security, unemployment, excise, severance, stamp, occupation, property, estimated, excise or similar or other taxes of any kind whatsoever and denominated by any name whatsoever imposed by any Governmental Authority together with all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described above.

“Taxing Authority” means any Governmental Authority validly exercising its taxing authority.

“Transaction Agreement” means any agreement or other executed document necessary for the completion of the Transactions, including this Agreement, the Escrow Agreement, the Confidentiality Agreement, the Joinder Agreements, the Letter of Transmittal, the Parent Voting Agreements and the certificates required to be delivered pursuant to Schedule 5.3 of the Company Disclosure Schedule.

“Transaction Expenses” means, without duplication, (i) solely to the extent not paid by the Company Group Members at or prior to the Calculation Time, all costs, fees and expenses payable by or on behalf of any Company Group Member to accountants, consultants, lawyers and financial advisors for services performed on or prior to the Closing Date in connection with the Transactions, (ii) any change in control bonuses, transaction bonuses to directors, employees or service providers of any Company Group Member, in respect of services, performance or achievements occurring on or prior to the Closing (whether or not then due and owing) or payable by the Company, including any such amounts that are under-accrued by the Company, arising solely as a result of the consummation of the Merger, either alone or in conjunction with a termination of service following the consummation of the Merger pursuant to agreements in place prior to the Closing, in each case, that is unpaid as of immediately prior to the Effective Time, (iii) solely to the extent not paid by the Company Group Members at or prior to the Calculation Time any Agent Expenses and any upfront engagement fee of the Stockholders’

Representative; (iv) any Transaction Payroll Taxes; (v) 50% of the R&W Expenses; and (vi) value of Unvested Company Phantom Cash Award & Vested Company Phantom Stock Award Consideration.

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any change in control bonuses, transaction bonuses, option cashouts, option exercises or other payments in respect of Company Options, severance or other compensatory payments in connection with the Transactions paid at, prior to, or following the Closing Date, whether payable by Parent, a Company Group Member, the Affiliated Practices, the Surviving Corporation or any of their respective Affiliates.

“Transaction Tax Deductions” means any exemptions, allowances or deductions resulting from or attributable to (a) the Transaction Expenses or items that would be Transaction Expenses, had they not been paid by any Company Group Member prior to the Calculation Time, and (b) repayment of the Company Debt pursuant hereto.

“Transfer Taxes” means any sales, use, value added, conveyance, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar Tax incurred in connection with the Transactions, but does not include any income or gains Taxes or similar Taxes.

“Voting Agreement” means the Seventh Amended and Restated Voting Agreement, dated as of January 31, 2020, by and among the Company and the holders of Company Capital Stock party thereto.

“Warrantholder” means each holder of Company Warrants as of immediately prior to the Effective Time.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ILIFE HEALTHCARE, INC.

By:	/s/ Amir Dan Rubin
Name: Amir Dan Rubin
Title: Chief Executive Officer & President

SB MERGER SUB, INC.

By:	/s/ Vikas Agarwal
Name: Vikas Agarwal
Title: President

IORA HEALTH, INC.

By:	/s/ Rushika Fernandopulle
Name: Rushika Fernandopulle
Title: Chief Executive Officer

FORTIS ADVISORS LLC,
solely in its capacity as the Stockholders’ Representative

By:	/s/ Ryan Simkin
Name: Ryan Simkin
Title: Managing Director

Annex B

June 6, 2021

Board of Directors

1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

Members of the Board:

We understand that Iora Health, Inc. (the “Company”), 1Life Healthcare, Inc. (the “Buyer”), and SB Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 6, 2021 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and all of the outstanding shares of Company Capital Stock (as defined in the Merger Agreement) as of immediately prior to the effective time of the Merger, other than shares held in treasury by the Company or held by the Buyer or any wholly owned subsidiary of the Buyer or as to which dissenters’ rights have been perfected (collectively, the “Excluded Shares”), will be converted into the right to receive an aggregate of 56,144,278 shares of common stock, par value $0.001 per share, of the Buyer (the “Buyer Common Stock,” and such aggregate number of shares, the “Aggregate Consideration”), subject to certain adjustments set forth in the Merger Agreement, as to which adjustments we express no opinion. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. You have asked for our opinion as to whether the Aggregate Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Buyer;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;

5)

Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

6)

Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Buyer Common Stock;

9)

Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Buyer Common Stock with that of certain other publicly traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain parties and their financial and legal advisors;

12)	Reviewed the Merger Agreement and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Aggregate Consideration to be paid to the holders of shares of the Company Capital Stock (other than the Excluded Shares) in the transaction. Morgan Stanley also expresses no opinion as to (i) the relative fairness to the Buyer of any portion of the Aggregate Consideration to be paid to holders of any series of common or preferred stock of the Company or (ii) any amounts that the Buyer may be required to pay or advance to fund working capital for the Company prior to the closing of the Merger or in connection with the termination of the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

This opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to other business or financial strategies that might be available to the Buyer, nor does it address the underlying business decision of the Buyer to enter into the Merger Agreement or proceed with any other transaction contemplated by the Merger Agreement.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. In the thirty months prior to the date hereof, we have provided financial advisory and financing services for Temasek Holdings (Private) Limited (“Temasek”), an affiliate of a significant stockholder of the Company, as well as certain majority controlled affiliates and portfolio companies of Temasek (together with Temasek, the “Temasek Related Entities”), and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer, the Company and the Temasek Related Entities and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, the Temasek Related Entities or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Buyer and the Company should vote at the stockholders’ meetings to be held, or act on any matter, in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Aggregate Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Ari Terry
Ari Terry
Managing Director

ANNEX C – SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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